                                                   Registration Nos. 333-153068
                                                                      811-08561

   As filed With the Securities and Exchange Commission on December 3, 2008

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]

     Pre-effective Amendment No.    [ 1 ]

     Post-Effective Amendment No.   [   ]

                                    and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940                               [X]

     Amendment No.                  [125]

         AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL-R
                          (Exact Name of Registrant)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (713) 831-8470
              (Depositor's Telephone Number, including Area Code)

                             Lauren W. Jones, Esq.
                                 Chief Counsel
                     American General Life Companies, LLC
                              2929 Allen Parkway
                           Houston, Texas 77019-2191
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box)

   [_] immediately upon filing pursuant to paragraph (b)

   [_] on (date) pursuant to paragraph (b)

   [_] 60 days after filing pursuant to paragraph (a)(1)

   [_] on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

   [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

SURVIVOR ADVANTAGE(SM)

JOINT AND LAST SURVIVOR FLEXIBLE PREMIUM
VARIABLE UNIVERSAL LIFE INSURANCE
POLICIES (the "Policies") issued by
AMERICAN GENERAL LIFE INSURANCE COMPANY ("AGL") through its Separate Account VL-R

                           THIS PROSPECTUS IS DATED
                               DECEMBER 9, 2008

This prospectus describes Survivor Advantage joint and last survivor flexible premium variable universal life insurance Policies issued by AGL. Survivor Advantage Policies provide life insurance coverage with flexibility in death benefits, PREMIUM PAYMENTS and INVESTMENT OPTIONS. During the lifetimes of the CONTINGENT INSUREDS you may designate or change the BENEFICIARY to whom Survivor Advantage pays the DEATH BENEFIT upon the last surviving insured's death. You choose one of three death benefit options. We guarantee a death benefit if the MONTHLY GUARANTEE PREMIUM is paid and your Policy has not lapsed.

For information on how to contact AGL, please see "CONTACT INFORMATION" on page 5.

The Index of Special Words and Phrases on page 59 will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in BOLD the first time they appear in this prospectus.

This prospectus generally describes only the variable portions of the Policy, except where the fixed account is specifically mentioned. Please read this prospectus carefully and keep it for future reference.

The AGL declared fixed interest account ("FIXED ACCOUNT") is the fixed investment option for these Policies. You can also use AGL's SEPARATE ACCOUNT VL-R ("Separate Account") to invest in the Survivor Advantage VARIABLE INVESTMENT OPTIONS. Currently, the Survivor Advantage variable investment options each purchase shares of a corresponding FUND of:

..  AIG Retirement Company I ("AIG Retirement Co. I")

..  AIM Variable Insurance Funds ("AIM V.I.")

..  The Alger American Fund ("Alger American")

..  American Century Variable Portfolios, Inc. ("American Century VP")

..  Credit Suisse Trust ("Credit Suisse Trust")

..  Dreyfus Variable Investment Fund ("Dreyfus VIF")

..  Fidelity(R) Variable Insurance Products ("Fidelity(R) VIP")

..  Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton
   VIP")

..  Janus Aspen Series ("Janus Aspen")

..  J.P. Morgan Series Trust II ("JPMorgan Series Trust II")

..  JPMorgan Insurance Trust ("JPMorgan Insurance Trust")

..  MFS(R) Variable Insurance Trust(SM) ("MFS(R) VIT")

..  Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT")

..  Oppenheimer Variable Account Funds ("Oppenheimer")

..  PIMCO Variable Insurance Trust ("PIMCO VIT")

..  Pioneer Variable Contracts Trust ("Pioneer")

..  Putnam Variable Trust ("Putnam VT")

..  SunAmerica Series Trust ("SunAmerica ST")

..  Van Kampen Life Investment Trust ("Van Kampen LIT")

..  Vanguard(R) Variable Insurance Fund ("Vanguard VIF")

See "Variable Investment Options" on page 18 for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should also read the prospectuses of the Funds underlying the variable investment options that may interest you. You can request free copies from your AGL representative or from our ADMINISTRATIVE CENTER shown under "Contact Information" on page 5.

THERE IS NO GUARANTEED CASH SURRENDER VALUE FOR AMOUNTS ALLOCATED TO THE VARIABLE INVESTMENT OPTIONS.

IF THE CASH SURRENDER VALUE (THE CASH VALUE REDUCED BY ANY LOAN BALANCE) IS INSUFFICIENT TO COVER THE CHARGES DUE UNDER THE POLICY, THE POLICY MAY TERMINATE WITHOUT VALUE.

BUYING THIS POLICY MIGHT NOT BE A GOOD WAY OF REPLACING YOUR EXISTING INSURANCE OR ADDING MORE INSURANCE IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY. YOU MAY WISH TO CONSULT WITH YOUR INSURANCE REPRESENTATIVE OR FINANCIAL ADVISER.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE POLICIES ARE NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD OR ANY SIMILAR AGENCY. THEY ARE NOT A DEPOSIT OR OTHER OBLIGATION OF, NOR ARE THEY GUARANTEED OR ENDORSED BY, ANY BANK OR DEPOSITORY INSTITUTION. AN INVESTMENT IN A VARIABLE UNIVERSAL LIFE INSURANCE POLICY IS SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTED.

THE POLICIES ARE NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT OFFER THE POLICIES IN ANY JURISDICTION WHERE THEY CANNOT BE LAWFULLY SOLD. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, OR ON SALES MATERIALS WE HAVE APPROVED OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

                               TABLE OF CONTENTS

POLICY BENEFITS/RISKS SUMMARY.............................................  6
POLICY BENEFITS...........................................................  6
   YOUR SPECIFIED AMOUNT..................................................  6
   DEATH BENEFIT..........................................................  6
       DEATH BENEFIT PROCEEDS.............................................  6
       DEATH BENEFIT OPTION 1, OPTION 2 AND OPTION 3......................  6
          DEATH BENEFIT OPTION 1..........................................  7
          DEATH BENEFIT OPTION 2..........................................  7
          DEATH BENEFIT OPTION 3..........................................  7
   FULL SURRENDERS, PARTIAL SURRENDERS, TRANSFERS, AND POLICY LOANS.......  7
       FULL SURRENDERS....................................................  7
       PARTIAL SURRENDERS.................................................  7
       TRANSFERS..........................................................  7
       POLICY LOANS.......................................................  7
   PREMIUMS...............................................................  7
       FLEXIBILITY OF PREMIUMS............................................  7
       FREE LOOK..........................................................  8
   THE POLICY.............................................................  8
       OWNERSHIP RIGHTS...................................................  8
       SEPARATE ACCOUNT...................................................  8
       FIXED ACCOUNT......................................................  8
       ACCUMULATION VALUE.................................................  8
       PAYMENT OPTIONS....................................................  8
       TAX BENEFITS.......................................................  8
   SUPPLEMENTAL BENEFITS AND RIDERS.......................................  8
POLICY RISKS..............................................................  9
   INVESTMENT RISK........................................................  9
   RISK OF LAPSE..........................................................  9
   TAX RISKS..............................................................  9
   PARTIAL SURRENDER AND FULL SURRENDER RISKS............................. 10
   POLICY LOAN RISKS...................................................... 10
PORTFOLIO RISKS........................................................... 10
TABLES OF CHARGES......................................................... 11
GENERAL INFORMATION....................................................... 16
   AMERICAN GENERAL LIFE INSURANCE COMPANY................................ 16
   SEPARATE ACCOUNT VL-R.................................................. 16
   ADDITIONAL INFORMATION................................................. 16
   COMMUNICATION WITH AGL................................................. 16
       ADMINISTRATIVE CENTER.............................................. 17
       E-DELIVERY, E-SERVICE, TELEPHONE TRANSACTIONS AND WRITTEN
         TRANSACTIONS..................................................... 17
          E-DELIVERY...................................................... 17
          E-SERVICE....................................................... 17
          TELEPHONE TRANSACTIONS AND WRITTEN TRANSACTIONS................. 17
       TELEPHONE TRANSACTIONS............................................. 18
   VARIABLE INVESTMENT OPTIONS............................................ 18
   VOTING PRIVILEGES...................................................... 21
   FIXED ACCOUNT.......................................................... 22
       OUR GENERAL ACCOUNT................................................ 22
       HOW WE DECLARE INTEREST............................................ 22
   ILLUSTRATIONS.......................................................... 23
POLICY FEATURES........................................................... 23
   AGE.................................................................... 23
   DEATH BENEFITS......................................................... 23
       YOUR SPECIFIED AMOUNT OF INSURANCE................................. 23
       YOUR DEATH BENEFIT................................................. 24
       REQUIRED MINIMUM DEATH BENEFIT..................................... 25
       BASE COVERAGE AND SUPPLEMENTAL COVERAGE............................ 26

   PREMIUM PAYMENTS....................................................... 27
       PREMIUM PAYMENTS................................................... 27
       PREMIUM PAYMENTS AND TRANSACTION REQUESTS IN GOOD ORDER............ 27
       LIMITS ON PREMIUM PAYMENTS......................................... 28
       CHECKS............................................................. 28
       PLANNED PERIODIC PREMIUMS.......................................... 28
       MONTHLY GUARANTEE PREMIUMS......................................... 28
       FREE LOOK PERIOD................................................... 29
   CHANGING YOUR INVESTMENT OPTION ALLOCATIONS............................ 30
       FUTURE PREMIUM PAYMENTS............................................ 30
       TRANSFERS OF EXISTING ACCUMULATION VALUE........................... 30
          CHARGES......................................................... 30
          RESTRICTIONS ON TRANSFERS FROM VARIABLE INVESTMENT
            OPTIONS....................................................... 30
          RESTRICTIONS ON TRANSFERS FROM THE FIXED ACCOUNT................ 30
       DOLLAR COST AVERAGING.............................................. 30
       AUTOMATIC REBALANCING.............................................. 31
       MARKET TIMING...................................................... 31
       RESTRICTIONS INITIATED BY THE FUNDS AND INFORMATION SHARING
         OBLIGATIONS...................................................... 32
   CHANGING THE SPECIFIED AMOUNT OF INSURANCE............................. 33
       INCREASE IN COVERAGE............................................... 33
       DECREASE IN COVERAGE............................................... 33
   CHANGING DEATH BENEFIT OPTIONS......................................... 34
       CHANGE OF DEATH BENEFIT OPTION..................................... 34
       EFFECT OF CHANGES IN INSURANCE COVERAGE ON GUARANTEE PERIOD
         BENEFIT.......................................................... 35
   ACCOUNT VALUE ENHANCEMENT.............................................. 35
   EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS...................... 36
       VALUATION DATES, TIMES, AND PERIODS................................ 36
       FUND PRICING....................................................... 36
       DATE OF RECEIPT.................................................... 36
       COMMENCEMENT OF INSURANCE COVERAGE................................. 36
       DATE OF ISSUE; POLICY MONTHS AND YEARS............................. 36
       MONTHLY DEDUCTION DAYS............................................. 36
       COMMENCEMENT OF INVESTMENT PERFORMANCE............................. 36
       EFFECTIVE DATE OF OTHER PREMIUM PAYMENTS AND REQUESTS THAT
         YOU MAKE......................................................... 37
   REPORTS TO POLICY OWNERS............................................... 37
ADDITIONAL BENEFIT RIDERS AND OPTIONS..................................... 37
   RIDERS................................................................. 37
       OVERLOAN PROTECTION RIDER.......................................... 38
   TAX CONSEQUENCES OF ADDITIONAL RIDER BENEFITS.......................... 39
   POLICY EXCHANGE OPTION................................................. 39
POLICY TRANSACTIONS....................................................... 40
   E-DELIVERY, E-SERVICE, TELEPHONE TRANSACTIONS AND WRITTEN
     TRANSACTIONS......................................................... 40
   WITHDRAWING POLICY INVESTMENTS......................................... 40
       FULL SURRENDER..................................................... 40
       PARTIAL SURRENDER.................................................. 40
       EXCHANGE OF POLICY IN CERTAIN STATES............................... 41
       POLICY LOANS....................................................... 41
       PREFERRED LOAN INTEREST RATE....................................... 42
       MATURITY OF YOUR POLICY............................................ 42
       OPTION TO EXTEND COVERAGE.......................................... 42
       TAX CONSIDERATIONS................................................. 43
POLICY PAYMENTS........................................................... 43
   PAYMENT OPTIONS........................................................ 43
       CHANGE OF PAYMENT OPTION........................................... 43
       TAX IMPACT......................................................... 43
   THE BENEFICIARY........................................................ 44
   ASSIGNMENT OF A POLICY................................................. 44
   PAYMENT OF PROCEEDS.................................................... 44
       GENERAL............................................................ 44

       DELAY OF FIXED ACCOUNT PROCEEDS.................................... 44
       DELAY FOR CHECK CLEARANCE.......................................... 44
       DELAY OF SEPARATE ACCOUNT VL-R PROCEEDS............................ 44
       DELAY TO CHALLENGE COVERAGE........................................ 45
       DELAY REQUIRED UNDER APPLICABLE LAW................................ 45
ADDITIONAL RIGHTS THAT WE HAVE............................................ 45
       UNDERWRITING AND PREMIUM CLASSES................................... 46
       POLICIES PURCHASED THROUGH "INTERNAL ROLLOVERS".................... 46
       STATE LAW REQUIREMENTS............................................. 46
       VARIATIONS IN EXPENSES OR RISKS.................................... 46
CHARGES UNDER THE POLICY.................................................. 47
       STATUTORY PREMIUM TAX CHARGE....................................... 47
       TAX CHARGE BACK.................................................... 47
       PREMIUM EXPENSE CHARGE............................................. 47
       DAILY CHARGE (MORTALITY AND EXPENSE RISK FEE)...................... 47
       FLAT MONTHLY CHARGE................................................ 47
       MONTHLY CHARGE PER $1,000 OF BASE COVERAGE......................... 47
       MONTHLY INSURANCE CHARGE........................................... 48
       MONTHLY CHARGES FOR ADDITIONAL BENEFIT RIDERS...................... 48
       SURRENDER CHARGE................................................... 48
       PARTIAL SURRENDER PROCESSING FEE................................... 49
       TRANSFER FEE....................................................... 49
       ILLUSTRATIONS...................................................... 49
       POLICY LOANS....................................................... 49
       CHARGE FOR TAXES................................................... 50
       ALLOCATION OF CHARGES.............................................. 50
   MORE ABOUT POLICY CHARGES.............................................. 50
       PURPOSE OF OUR CHARGES............................................. 50
       GENERAL............................................................ 50
ACCUMULATION VALUE........................................................ 51
       YOUR ACCUMULATION VALUE............................................ 51
       YOUR INVESTMENT OPTIONS............................................ 51
POLICY LAPSE AND REINSTATEMENT............................................ 51
FEDERAL TAX CONSIDERATIONS................................................ 52
   TAX EFFECTS............................................................ 52
       GENERAL............................................................ 52
       TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS..................... 52
       OTHER EFFECTS OF POLICY CHANGES.................................... 53
       POLICY CHANGES AND EXTENDING COVERAGE.............................. 53
       RIDER BENEFITS..................................................... 53
       TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A
         MODIFIED ENDOWMENT CONTRACT...................................... 54
       TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A
         MODIFIED ENDOWMENT CONTRACT...................................... 54
       POLICY LAPSES AND REINSTATEMENTS................................... 55
       TAXATION OF EXCHANGE OPTION........................................ 55
       DIVERSIFICATION AND INVESTOR CONTROL............................... 55
       ESTATE AND GENERATION SKIPPING TAXES............................... 55
       LIFE INSURANCE IN SPLIT DOLLAR ARRANGEMENTS........................ 56
       PENSION AND PROFIT-SHARING PLANS................................... 57
       OTHER EMPLOYEE BENEFIT PROGRAMS.................................... 57
       ERISA.............................................................. 57
       OUR TAXES.......................................................... 57
       WHEN WE WITHHOLD INCOME TAXES...................................... 58
       TAX CHANGES........................................................ 58
LEGAL PROCEEDINGS......................................................... 58
FINANCIAL STATEMENTS...................................................... 58
INDEX OF SPECIAL WORDS AND PHRASES........................................ 59

                             CONTACT INFORMATION

   ADDRESSES AND TELEPHONE NUMBERS: HERE IS HOW YOU CAN CONTACT US ABOUT THE
                         SURVIVOR ADVANTAGE POLICIES.

               ADMINISTRATIVE CENTER:                       HOME OFFICE:              PREMIUM PAYMENTS:
----------------------------------------------------  -------------------------- ----------------------------
(EXPRESS DELIVERY)                 (U.S. MAIL)        2727-A Allen Parkway       (EXPRESS DELIVERY)
VUL Administration                 VUL Administration Houston, Texas 77019-2191  Payment Processing Center
2727-A Allen Parkway               P. O. Box 4880     1-713-831-3443             8430 Bryn Mawr Avenue
Houston, Texas 77019-2191          Houston, Texas     1-800-340-2765             3rd Floor Lockbox 0842
1-713-831-3443, 1-800-340-2765     77210-4880                                    Chicago, IL 60631
(Hearing Impaired) 1-888-436-5256                                                (U.S. MAIL)
Fax: 1-713-620-6653                                                              Payment Processing Center
(EXCEPT PREMIUM PAYMENTS)                                                        P.O. Box 0842
                                                                                 Carol Stream, IL 60132-0842

                         POLICY BENEFITS/RISKS SUMMARY

   This summary describes the Policy's important benefits and risks. The sections in this prospectus following this summary discuss the Policy's benefits and other provisions in more detail.

                                POLICY BENEFITS

   The Policy insures the lives of two individuals, each of whom is called a "contingent insured." The contingent insureds must be at least age 20 at the time the Policy is issued. During the contingent insureds' lifetimes you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your ACCUMULATION VALUE or amount of premiums under your Policy, upon the last surviving contingent insured's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your Policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

   You may currently allocate your accumulation value among the 47 variable investment options available under the Policy, each of which invests in an underlying Fund (each available portfolio is referred to in this prospectus as a "Fund," and collectively, the "Funds"), and the Fixed Account, which credits a specified rate of interest.

   Your accumulation value will vary based on the investment performance of the variable investment options you choose and interest credited to the Fixed Account.

YOUR SPECIFIED AMOUNT

   In your application to buy a Survivor Advantage Policy, you tell us how much life insurance coverage you want. We call this the "SPECIFIED AMOUNT" of insurance. The Policy is available for specified amounts of $250,000 or more. The specified amount consists of what we refer to as "BASE COVERAGE" plus any "SUPPLEMENTAL COVERAGE" you select. You decide how much base coverage and supplemental coverage you want. Base coverage must be at least 10% of the specified amount. We pay compensation to your insurance agent's broker-dealer for the sale of both base and supplemental coverages. We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 26.

DEATH BENEFIT

.. Death Benefit Proceeds: We pay the death benefit proceeds (reduced by any outstanding POLICY LOANS and increased by any unearned LOAN INTEREST we may have already charged) to the beneficiary upon the death of the last surviving contingent insured. In your application to buy a Survivor Advantage Policy, you tell us how much life insurance coverage you want. We will increase the death benefit by any additional death benefit under a rider. We also provide a guarantee of a death benefit, contingent upon payment of the required premiums, equal to the specified amount (less any indebtedness) and any benefit riders for a specified period. This guarantee is not applicable if your Policy has lapsed.

..  DEATH BENEFIT OPTION 1, OPTION 2 AND OPTION 3:

   You can choose death benefit OPTION 1 or OPTION 2 at the time of your application or at any later time before the death of the last surviving contingent insured and before the Policy's MATURITY DATE. You can choose death benefit OPTION 3 only at the time of your application. You must choose one of the three Options when you apply for your Policy.

   . Death Benefit Option 1 is the specified amount on the date of the last surviving contingent insured's death.

   . Death Benefit Option 2 is the sum of (a) the specified amount on the date of the last surviving contingent insured's death and (b) the Policy's accumulation value as of the date of the last surviving contingent insured's death.

   . Death Benefit Option 3 is the sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. There is a Maximum Net Amount at Risk associated with Death Benefit Option 3. The Maximum Net Amount at Risk on the DATE OF ISSUE is shown on page 3 of your Policy. Additional premiums you pay for the Policy and any riders following a PARTIAL SURRENDER are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

   Federal tax law may require us to increase the death benefit under any of the above death benefit Options. See "Required minimum death benefit" on page 25.

FULL SURRENDERS, PARTIAL SURRENDERS, TRANSFERS, AND POLICY LOANS

.. Full Surrenders: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." You cannot REINSTATE a surrendered Policy. A full surrender may have adverse tax consequences.

.. Partial Surrenders: You may, at any time after the first POLICY YEAR and before the Policy's maturity date, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We do not allow partial surrenders that would reduce the death benefit below $250,000. A partial surrender is also subject to any surrender charge that then applies. A partial surrender may have adverse tax consequences.

.. Transfers: Within certain limits, you may make TRANSFERS among the variable investment options and the Fixed Account. You may make up to twelve transfers of accumulation value among the variable investment options in each Policy year without charge. We will assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the Fixed Account.

.. Policy Loans: You may take a loan from your Policy at any time. The maximum loan amount you may take is equal to your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your MONTHLY DEDUCTION DAY, less loan interest that will be payable on your loan to your next Policy anniversary. The minimum loan you may take is $500 or, if less, an amount equal to your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. We charge you interest on your loan at an annual effective rate of 4.75%, which is equal to 4.54% payable in advance. We credit interest monthly on loaned amounts; we guarantee an annual effective interest rate of 4.00%. After the tenth Policy year, you may take a PREFERRED LOAN from your Policy. You may increase your risk of LAPSE if you take a loan. Loans may have adverse tax consequences.

PREMIUMS

.. Flexibility of Premiums: After you pay the initial premium, you can pay premiums at any time (prior to the Policy's maturity) and in any amount less than the maximum amount allowed under tax laws. You can select a premium payment plan to pay "PLANNED PERIODIC PREMIUMS" monthly, quarterly, semiannually, or annually. You are not required to pay premiums according to the plan. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that the "GUARANTEE PERIOD BENEFIT" (described under "Monthly guarantee premiums" on page 28) remains in effect. You may also choose to have premiums automatically deducted from your bank account or other source under our automatic payment plan. Under certain circumstances, we may limit the amount of a premium payment or reject a premium payment.

.. Free Look: When you receive your Policy, the FREE LOOK period begins. You may return your Policy during this period and receive a refund. We will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. The free look period generally expires 10 days after you receive the Policy.

THE POLICY

.. Ownership Rights: While the contingent insureds are living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy.

.. Separate Account: You may direct the money in your Policy to any of the variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus.

.. Fixed Account: You may place amounts in the Fixed Account where it earns interest at the rate of 3% or more annually. We may declare higher rates of interest, but are not obligated to do so.

.. Accumulation Value: Your accumulation value is the sum of your amounts in the variable investment options and the Fixed Account. Accumulation value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders and loans).

.. Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. More detailed information concerning these PAYMENT OPTIONS is available on request from our Administrative Center shown under "Contact Information" on page 5. Also see "Payment Options" on page 43.

.. Tax Benefits: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary. In addition, this means that under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made tax free. Under a qualifying life insurance policy that is not a MODIFIED ENDOWMENT CONTRACT ("MEC"), the proceeds from Policy loans would not be taxed. If the Policy is not a MEC, distributions after the 15th Policy year generally will be treated first as a return of BASIS or investment in the Policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

SUPPLEMENTAL BENEFITS AND RIDERS

   We may offer riders that provide supplemental benefits under the Policy. For the riders that you choose, a charge, which is shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states.

                                 POLICY RISKS

INVESTMENT RISK

   The Policy is not suitable as a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy's early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any cash surrender value. The surrender charge is large enough in the Policy's early years so that if you fully surrender your Policy you may receive no cash surrender value. If you take multiple partial surrenders, your accumulation value may not cover required charges and your Policy would lapse.

   If you invest your accumulation value in one or more variable investment options, then you will be subject to the risk that investment performance will be unfavorable. You will also be subject to the risk that the accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force you may be required to pay more premiums than originally planned. WE DO NOT GUARANTEE A MINIMUM ACCUMULATION VALUE.

   If you allocate net premiums to the Fixed Account, then we credit your accumulation value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

RISK OF LAPSE

   If your cash surrender value is not enough to pay the charges deducted against your accumulation value each month, your Policy may enter a 61-day GRACE PERIOD. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the cash surrender value. While the guarantee period benefit is applicable to your Policy, if you pay the monthly guarantee premiums your Policy will not lapse and we will provide a death benefit depending on the death benefit Option you chose.

TAX RISKS

   We anticipate that the Policy should generally qualify as a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Although AGL believes that the Policies are in compliance with Section 7702 of the Internal Revenue Code of 1986, as amended (the "CODE"), the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by
Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like the Survivor Advantage Policies, will meet the
Section 7702 definition of a life insurance contract. Please consult a tax adviser about these consequences.

   Depending on the total amount of premiums you pay, the Policy may be treated as a MEC under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.

   See "Federal Tax Considerations" on page 52. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

PARTIAL SURRENDER AND FULL SURRENDER RISKS

   The surrender charge under the Policy applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any requested increase in the Policy's specified amount) in the event you surrender the Policy or decrease the specified amount. The surrender charge may be considerable. Any outstanding loan balance reduces the amount available to you upon a partial or full surrender. It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy years. Under death benefit Option 3, partial surrenders reduce the Policy's death benefit until the total value of the premiums you pay after the partial surrender is equivalent to or greater than the amount surrendered. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the accumulation value in the near future. We designed the Policy to meet long-term financial goals.

   A partial surrender or full surrender may have adverse tax consequences.

POLICY LOAN RISKS

   A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan and any accrued interest from the variable investment options and/or Fixed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Fixed Account.

   We reduce the amount we pay on the last surviving contingent insured's death by the amount of any Policy loan and any accrued interest. Your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduce the cash surrender value to zero.

   If you surrender the Policy or allow it to lapse while a Policy loan remains outstanding, the amount of the loan, to the extent it has not been previously taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

                                PORTFOLIO RISKS

   A discussion of the risks of each Fund may be found in its prospectus. Please refer to the Funds' prospectuses for more information. You may request a copy of any or all of the Fund prospectuses by contacting your AGL representative or the Administrative Center shown under "Contact Information" on page 5.

   There is no assurance that any of the Funds will achieve its stated investment objective.

                               TABLES OF CHARGES

   The following tables describe the fees and expenses that are payable, when buying, owning and surrendering a Policy. No Policy owner will be charged more than the amount we show under the "Maximum Guaranteed Charge" columns.

   AGL may also make available to Policy owners other variable universal life insurance policies with different features and different charges. Please ask your AGL representative about our other policies.

   The first table describes the fees and expenses that are payable at the time that you (1) buy a Policy, (2) change a Policy's specified amount,
(3) surrender a Policy during a maximum of the first 14 Policy years and a maximum of the first 14 Policy years following an increase in the Policy's specified amount, or (4) transfer accumulation value between investment options.

                               TRANSACTION FEES

CHARGE                            WHEN CHARGE IS DEDUCTED       MAXIMUM GUARANTEED CHARGE           CURRENT CHARGE
-----------------------------  -----------------------------  -----------------------------  -----------------------------
STATUTORY PREMIUM TAX CHARGE   Upon receipt of each premium   3.5%/1/ of each premium        3.5%/1/ of each premium
                               payment                        payment/2/                     payment/2/

PREMIUM EXPENSE                Upon receipt of each premium   7.5% of the premium payment    5% of the premium payment
CHARGE                         payment                        remaining after deduction of   remaining after deduction of
                                                              the premium tax charge         the premium tax charge

PARTIAL SURRENDER              Upon a partial surrender of    The lesser of $25 or 2% of     $10
PROCESSING FEE                 your Policy                    the amount of the partial
                                                              surrender

TRANSFER FEE                   Upon a transfer of             $25 for each transfer/3/       $25 for each transfer/3/
                               accumulation value

POLICY OWNER                   Upon each request for a        $25                            $0
ADDITIONAL ILLUSTRATION        Policy illustration after the
CHARGE                         first in a Policy year

--------
/1/ Statutory premium tax rates vary by state. For example, the highest premium tax rate, 3.5%, is in the state of Nevada, while the lowest premium tax rate, 0.5%, is in the state of Illinois. Certain local jurisdictions may assess additional premium taxes.
/2/ Instead of a premium tax charge, we assess a tax charge back of 1.78% of each premium payment for Policy owners residing in Oregon. See "Tax charge back" on page 47.
/3/  The first 12 transfers in a Policy year are free of charge.

                               TRANSACTION FEES

CHARGE                              WHEN CHARGE IS DEDUCTED       MAXIMUM GUARANTEED CHARGE           CURRENT CHARGE
-----------------------------    -----------------------------  -----------------------------  -----------------------------
SURRENDER CHARGE

   Maximum Charge/1/             Upon a partial surrender or    $29.30 per $1,000 of base      $29.30 per $1,000 of base
                                 a full surrender of your       coverage                       coverage
                                 Policy/2/

   Minimum Charge/3/             Upon a partial surrender or    $7.80 per $1,000 of base       $7.80 per $1,000 of base
                                 a full surrender of your       coverage                       coverage
                                 Policy/2/

   Example Charge - for the      Upon a partial surrender or    $18.09 per $1,000 of base      $18.09 per $1,000 of base
   first Policy year - for a     a full surrender of your       coverage                       coverage
   60 year old male,             Policy/2/
   preferred non-tobacco and
   a 60 year old female,
   preferred non-tobacco
   with a Specified Amount
   of $360,000, of which
   $252,000 is base
   coverage/2/

OVERLOAN PROTECTION RIDER

   One-Time Charge               At time rider is exercised     5.0% of Policy's accumulation  3.5% of Policy's accumulation
                                                                value at time rider is         value at time rider is
                                                                exercised                      exercised

--------
/1/ The maximum charge for both the maximum guaranteed charge and the current charge occurs during the contingent insureds' first Policy year. The maximum charge is for a male, standard tobacco, age 80 at the Policy's date of issue and a male, standard tobacco, age 80 at the Policy's date of issue with a specified amount of $360,000, all of which is base coverage.
/2/ The Policies have a surrender charge that applies for a maximum of the first 14 years and for a maximum of the first 14 Policy years following an increase in the Policy's base coverage. The surrender charge will vary based on the contingent insureds' sex, ages, PREMIUM CLASSES, Policy year and base coverage. The surrender charge attributable to an increase in the Policy's base coverage applies only to the increase in base coverage. See "Base coverage and supplemental coverage" on page 26. The surrender charges shown in the table may not be typical of the charges you will pay. Page 3D of your Policy will indicate the maximum guaranteed surrender charges applicable to your Policy. More detailed information concerning your surrender charge is available free of charge on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus.
/3/ The minimum charge for both the maximum guaranteed charge and the current charge occurs during the contingent insureds' fourteenth Policy year. The minimum charge is for a female, preferred plus non-tobacco, age 20 at the Policy's date of issue, and a female, preferred plus non-tobacco, age 20 at the Policy's date of issue, with a specified amount of $360,000, of which $36,000 is base coverage and $324,000 is supplemental coverage.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

                               PERIODIC CHARGES
                      (OTHER THAN FUND FEES AND EXPENSES)

CHARGE                              WHEN CHARGE IS DEDUCTED       MAXIMUM GUARANTEED CHARGE          CURRENT CHARGE
-----------------------------    -----------------------------  ------------------------------ ---------------------------
FLAT MONTHLY CHARGE              Monthly, at the beginning of   $10                            $10
                                 each Policy month

COST OF INSURANCE CHARGE/1/

   Maximum Charge/2/             Monthly, at the beginning of   $83.33 per $1,000 of net       $37.35 per $1,000 of net
                                 each Policy month              amount at risk/3/ attributable amount at risk attributable
                                                                to base coverage; and          to base coverage; and

                                                                $83.33 per $1,000 of net       $37.35 per $1,000 of net
                                                                amount at risk attributable    amount at risk attributable
                                                                to supplemental coverage       to supplemental coverage

   Minimum Charge/4/             Monthly, at the beginning of   $0.01 per $1,000 of net        $0.01 per $1,000 of net
                                 each Policy month              amount at risk attributable    amount at risk attributable
                                                                to base coverage; and          to base coverage; and

                                                                $0.01 per $1,000 of net        $0.01 per $1,000 of net
                                                                amount at risk attributable    amount at risk attributable
                                                                to supplemental coverage       to supplemental coverage

   Example Charge for the        Monthly, at the beginning of   $0.01 per $1,000 of net        $0.01 per $1,000 of net
   first Policy year - for a     each Policy month              amount at risk attributable    amount at risk attributable
   60 year old male,                                            to base coverage; and          to base coverage; and
   preferred non-tobacco, and
   a 60 year old female,                                        $0.01 per $1,000 of net        $0.01 per $1,000 of net
   preferred non-tobacco with                                   amount at risk attributable    amount at risk attributable
   a Specified Amount of                                        to supplemental coverage       to supplemental coverage
   $360,000, of which
   $252,000 is base coverage

--------
/1/ The cost of insurance charge will vary based on the contingent insureds' sex, ages, premium classes, Policy year and base and supplemental coverage amounts. See "Base coverage and supplemental coverage" on page 26. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Page 3B of your Policy will indicate the maximum guaranteed cost of insurance charge applicable to your Policy. More detailed information concerning your cost of insurance charge is available on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus. Also see "Illustrations" on page 23 of this prospectus.
/2/ The maximum charge for both the maximum guaranteed charge and the current charge occurs during the 12 months following the Policy anniversary nearest the younger contingent insured's 120th birthday. The Policy anniversary nearest the younger contingent insured's 121st birthday is the Policy's maximum maturity date. The maximum charge is for a male, standard tobacco, age 80 and a male, standard tobacco, age 80 with a specified amount of $250,000, all of which is base coverage.
/3/ The NET AMOUNT AT RISK is the difference between the current death benefit under your Policy and your accumulation value under the Policy.
/4/ The minimum charge for both the maximum guaranteed charge and the current charge occurs in Policy year 1. The minimum charge is for a female, preferred plus non-tobacco, age 20 and a female, preferred plus non-tobacco, age 20 at the Policy's date of issue, with a Specified Amount of $360,000, of which $36,000 is base coverage and $224,000 is supplemental coverage.

                               PERIODIC CHARGES
                      (OTHER THAN FUND FEES AND EXPENSES)

CHARGE                               WHEN CHARGE IS DEDUCTED      MAXIMUM GUARANTEED CHARGE          CURRENT CHARGE
------------------------------    -----------------------------  ---------------------------- ----------------------------
MONTHLY CHARGE PER $1,000 OF
BASE COVERAGE/1/

   Maximum Charge - for an        Monthly, at the beginning of   $1.20 per $1000 of base      $1.20 per $1000 of base
   80 year old male, standard     each Policy month. This        coverage                     coverage
   tobacco and an 80 year old     Charge is assessed during the
   male, standard tobacco,        first 5 Policy years and the
   with a Specified Amount of     first 5 Policy years
   $360,000, of which             following an increase in base
   $360,000 is base coverage      coverage/2/

   Minimum Charge - for a 20      Monthly, at the beginning of   $0.09 per $1000 of base      $0.09 per $1000 of base
   year old female, preferred     each Policy month. This        coverage                     coverage
   plus non-tobacco and a 20      Charge is assessed during the
   year old female, preferred     first 5 Policy years and the
   plus non-tobacco, with a       first 5 Policy years
   Specified Amount of            following an increase in base
   $360,000, of which $36,000     coverage/2/
   is base coverage

   Example Charge - for a         Monthly, at the beginning of   $0.40 per $1000 of base      $0.40 per $1000 of base
   60 year old male,              each Policy month. This        coverage                     coverage
   preferred non-tobacco and      Charge is assessed during the
   a 60 year old female,          first 5 Policy years and the
   preferred non-tobacco,         first 5 Policy years
   with a Specified Amount of     following an increase in base
   $360,000, of which             coverage/2/
   $252,000 is base coverage

   DAILY CHARGE (MORTALITY        Daily                          annual effective rate of     annual effective rate of
   AND EXPENSE RISK FEE)/3/                                      0.70% of accumulation        0.70% of accumulation
                                                                 value invested in the        value invested in the
   Policy years 1-10/4/                                          variable investment          variable investment
                                                                 options/4/                   options/4/

   POLICY LOAN INTEREST CHARGE    Annually (in advance, on your  4.75% of the loan balance/5/ 4.75% of the loan balance/5/
                                  Policy anniversary)

--------
/1/ The monthly charge per $1,000 of base coverage will vary based on the amount of base coverage and each of the contingent insured's sex, age and premium class. See "Base coverage and supplemental coverage" on page 26. The monthly charge per $1,000 of base coverage shown in the table may not be typical of the charges you will pay. Page 3A of your Policy will indicate the initial monthly charge per $1,000 of base coverage applicable to your Policy. Your Policy refers to this charge as the "Monthly Expense Charge." More detailed information covering your monthly charge per $1,000 of base coverage is available on request from our Administrative Center, shown under "Contact Information" on page 5 of this prospectus, or your AGL representative. There is no additional charge for any illustrations which may show various amounts of coverage.
/2/ The charge assessed during the first 5 Policy years following an increase in base coverage is only upon the amount of the increase in base coverage.
/3/  Policies issued in Maryland refer to this charge as an "account value charge."
/4/  After the 10th Policy year, the maximum DAILY CHARGE will be as follows:
       Policy years 11-20.......annual effective rate of 0.35%
       Policy years 21+.........annual effective rate of 0.15%
     These reductions in the maximum amount of the daily charge are guaranteed. /5/ We assess loan interest at the beginning of each Policy year at a rate of
     4.54%. The 4.54% rate is equivalent to interest assessed at the end of the Policy year at an annual effective rate of 4.75%. See "Policy loans" on page 41.

   The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2007. Current and future expenses for the Funds may be higher or lower than those shown.

                         ANNUAL FUND FEES AND EXPENSES
               (EXPENSES THAT ARE DEDUCTED FROM THE FUND ASSETS)

                    CHARGE                          MAXIMUM         MINIMUM
 ---------------------------------------------  --------------- ---------------
 TOTAL ANNUAL FUND OPERATING EXPENSES FOR ALL
 OF THE FUNDS (EXPENSES THAT ARE DEDUCTED FROM
 PORTFOLIO ASSETS INCLUDE MANAGEMENT FEES,           1.20%           0.24%
 DISTRIBUTION (12B-1) FEES, AND OTHER
 EXPENSES)/1/

   Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses.
--------
/1/ Currently 10 of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers expire on April 30, 2009. These contractual reimbursements or fee waivers do not change the maximum or minimum annual Fund fees and expenses reflected in the table.

                              GENERAL INFORMATION

AMERICAN GENERAL LIFE INSURANCE COMPANY

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services and asset management in the United States and internationally. AIG American General is a marketing name for AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

   AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

SEPARATE ACCOUNT VL-R

   We hold the Fund shares in which any of your accumulation value is invested in the Separate Account. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

   For record keeping and financial reporting purposes, the Separate Account is divided into 74 separate "divisions," 47 of which correspond to the 47 variable "investment options" under the Policy. The remaining 27 divisions, and all of these 47 divisions, represent investment options available under other variable universal life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Separate Account's other assets.

   The assets in the Separate Account are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners.

ADDITIONAL INFORMATION

   We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page to this prospectus describes how you can obtain a copy of the SAI.

COMMUNICATION WITH AGL

   When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

   Administrative Center. The Administrative Center provides service to all Policy owners. See "Contact Information" on page 5 of this prospectus. For applicants, your AGL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. You should mail or express premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown under "Contact Information" on page 5. You should communicate notice of the last surviving contingent insured's death, including any related documentation, to our Administrative Center address.

   E-Delivery, E-Service, telephone transactions and written transactions. There are several different ways to request and receive Policy services.

       E-Delivery. Instead of receiving paper copies by mail of certain documents we are required to provide to you, including annual Policy and Fund prospectuses, you may select E-Delivery. E-Delivery allows you to receive notification by E-mail when new or updated documents are available that pertain to your Policy. You may then follow the link contained within the E-mail to view these documents on-line. Alternatively, you may choose to receive these documents via CD ROM. You may find electronically received documents easier to review and retain than paper documents. To enroll for E-Delivery, you can complete certain information at the time of your Policy application (with one required extra signature). If you prefer, you can go to www.aigag.com and at the same time you enroll for E-Service, enroll for E-Delivery. You do not have to enroll for E-Service to enroll for E-Delivery unless you enroll on-line. You may select or cancel E-Delivery at any time. There is no charge for E-Delivery.

       E-Service. You may enroll for E-Service to have access to on-line services for your Policy. These services include transferring values among investment options and changing allocations for future premiums. You can also view Policy statements. If you have elected E-Service, you may choose to handle certain Policy requests by E-Service, in writing or by telephone. We expect to expand the list of available E-Service transactions in the future. To enroll for E-Service, go to www.aigag.com and complete the information on the introductory page under "Not an E-Service Member?" You may select or cancel the use of E-Service at any time. There is no charge for E-Service.

       Telephone transactions and written transactions. Certain transaction requests currently must be made in writing. You must make the following requests in writing (unless you are permitted to make the requests by E-Service or by telephone; see "Telephone transactions" on page 18).

..  transfer of accumulation value;*

..  change of allocation percentages for premium payments; *

..  change of allocation percentages for Policy deductions; *

..  telephone transaction privileges; *

..  loan; *

..  full surrender;

..  partial surrender; *

..  change of beneficiary or contingent beneficiary;

..  loan repayments or loan interest payments;

..  change of death benefit option or manner of death benefit payment;

..  change in specified amount;

.. addition or cancellation of, or other action with respect to any benefit riders;

..  election of a payment option for Policy proceeds; and

..  tax withholding elections.
--------
* These transactions are permitted by E-Service, by telephone or in writing.

   We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center, shown under "Contact Information" on page 5, or from your AGL representative. Each communication must include your name, Policy number and, the contingent insured's names. We cannot process any requested action that does not include all required information.

   Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the contingent insured's and owner's names, and a form of personal identification from the caller. We will promptly mail a written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone request. Also, if due to malfunction or other circumstances your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-800-340-2765.

VARIABLE INVESTMENT OPTIONS

   We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. Currently, you may invest premium payments in variable investment options investing in the Funds listed in the following table. The name of each Fund or a footnote for the Fund describes its type (for example, money market fund, growth fund, equity fund, etc.). The text of the footnotes follows the table. Fund sub-advisers are shown in parentheses.

                                         INVESTMENT ADVISER (SUB-ADVISER, IF
     VARIABLE INVESTMENT OPTIONS                     APPLICABLE)
--------------------------------------  --------------------------------------
AIG Retirement Co. I International
Equities Fund                           VALIC* (AIG Global Investment Corp.)
AIG Retirement Co. I Mid Cap Index
Fund                                    VALIC* (AIG Global Investment Corp.)
AIG Retirement Co. I Money Market I     VALIC* (AIG SunAmerica Asset
Fund                                    Management Corp.)
AIG Retirement Co. I Nasdaq - 100(R)
Index Fund                              VALIC* (AIG Global Investment Corp.)
AIG Retirement Co. I Science &          VALIC* (RCM Capital Management, LLC)
Technology Fund/1/                      (T. Rowe Price Associates, Inc.)
                                        (Wellington Management Company, LLP)
AIG Retirement Co. I Small Cap Index
Fund                                    VALIC* (AIG Global Investment Corp.)
AIG Retirement Co. I Stock Index Fund   VALIC* (AIG Global Investment Corp.)

                                         INVESTMENT ADVISER (SUB-ADVISER, IF
     VARIABLE INVESTMENT OPTIONS                     APPLICABLE)
--------------------------------------  ---------------------------------------
AIM V.I. Global Real Estate Fund -      Invesco Aim Advisors, Inc.
Series I Shares                         (Invesco Asset Management Deutschland,
                                        GmbH)
                                        (Invesco Asset Management (Japan)
                                        Limited)
                                        (Invesco Asset Management Limited)
                                        (Invesco Australia Limited)
                                        (Invesco Global Asset Management
                                        (N.A.), Inc.)
                                        (Invesco Hong Kong Limited)
                                        (Invesco Institutional (N.A.), Inc.)
                                        (Invesco Senior Secured Management,
                                        Inc.)
                                        (Invesco Trimark, Ltd.)
AIM V.I. International Growth Fund -    Invesco Aim Advisors, Inc.
Series I Shares                         (Invesco Asset Management Deutschland,
                                        GmbH)
                                        (Invesco Asset Management (Japan)
                                        Limited)
                                        (Invesco Asset Management Limited)
                                        (Invesco Australia Limited)
                                        (Invesco Global Asset Management
                                        (N.A.), Inc.)
                                        (Invesco Hong Kong Limited)
                                        (Invesco Institutional (N.A.), Inc.)
                                        (Invesco Senior Secured Management,
                                        Inc.)
                                        (Invesco Trimark, Ltd.)
Alger American Capital Appreciation
Portfolio - Class O Shares              Fred Alger Management, Inc.
Alger American MidCap Growth Portfolio
- Class O Shares                        Fred Alger Management, Inc.
American Century VP Value Fund          American Century Investment
                                        Management, Inc.
Credit Suisse Trust Small Cap Core I
Portfolio                               Credit Suisse Asset Management, LLC
Dreyfus VIF International Value
Portfolio - Initial Shares              The Boston Company Asset Management LLC
Fidelity(R) VIP Asset Manager(SM)       Fidelity Management & Research Company
Portfolio - Service Class 2/2/          (FMR Co., Inc.)
                                        (Fidelity International Investment
                                        Advisors)
                                        (Fidelity International Investment
                                        Advisors (U.K.) Limited)
                                        (Fidelity Investments Japan Limited)
                                        (Fidelity Investments Money
                                        Management, Inc.)
                                        (Fidelity Management & Research (U.K.)
                                        Inc.)
                                        (Fidelity Research & Analysis Company)
Fidelity(R) VIP Contrafund(R)           Fidelity Management & Research Company
Portfolio - Service Class 2/3/          (FMR Co., Inc.)
                                        (Fidelity International Investment
                                        Advisors)
                                        (Fidelity International Investment
                                        Advisors (U.K.) Limited)
                                        (Fidelity Investments Japan Limited)
                                        (Fidelity Management & Research (U.K.)
                                        Inc.)
                                        (Fidelity Research & Analysis Company)
Fidelity(R) VIP Equity-Income           Fidelity Management & Research Company
Portfolio - Service Class 2             (FMR Co., Inc.)
                                        (Fidelity International Investment
                                        Advisors)
                                        (Fidelity International Investment
                                        Advisors (U.K.) Limited)
                                        (Fidelity Investments Japan Limited)
                                        (Fidelity Management & Research (U.K.)
                                        Inc.)
                                        (Fidelity Research & Analysis Company)
Fidelity(R) VIP Freedom 2020 Portfolio  Strategic Advisers(R), Inc.
- Service Class 2/4/                    Fidelity Management & Research Company
Fidelity(R) VIP Freedom 2025 Portfolio  Strategic Advisers(R), Inc.
- Service Class 2/5/                    Fidelity Management & Research Company
Fidelity(R) VIP Freedom 2030 Portfolio  Strategic Advisers(R), Inc.
- Service Class 2/6/                    Fidelity Management & Research Company

                                         INVESTMENT ADVISER (SUB-ADVISER, IF
     VARIABLE INVESTMENT OPTIONS                     APPLICABLE)
--------------------------------------  --------------------------------------
Fidelity(R) VIP Growth Portfolio -      Fidelity Management & Research Company
Service Class 2                         (FMR Co., Inc.)
                                        (Fidelity International Investment
                                        Advisors)
                                        (Fidelity International Investment
                                        Advisors (U.K.) Limited)
                                        (Fidelity Investments Japan Limited)
                                        (Fidelity Management & Research (U.K.)
                                        Inc.)
                                        (Fidelity Research & Analysis Company)
Fidelity(R) VIP Mid Cap Portfolio -     Fidelity Management & Research Company
Service Class 2                         (FMR Co., Inc.)
                                        (Fidelity International Investment
                                        Advisors)
                                        (Fidelity International Investment
                                        Advisors (U.K.) Limited)
                                        (Fidelity Investments Japan Limited)
                                        (Fidelity Management & Research (U.K.)
                                        Inc.)
                                        (Fidelity Research & Analysis Company)
Franklin Templeton VIP Franklin Small
Cap Value Securities Fund - Class 2     Franklin Advisory Services, LLC
Franklin Templeton VIP Mutual Shares
Securities Fund - Class 2/7/            Franklin Mutual Advisers, LLC
Janus Aspen Forty Portfolio - Services
Shares/8/                               Janus Capital Management LLC
Janus Aspen Mid Cap Growth Portfolio -
Service Shares                          Janus Capital Management LLC
JPMorgan Insurance Trust Government
Bond Portfolio - Class 1                JPMorgan Investment Advisors Inc.
JPMorgan Series Trust II International
Equity Portfolio                        J.P. Morgan Investment Management Inc.
MFS(R) VIT New Discovery Series -       Massachusetts Financial Services
Initial Class/9/                        Company
MFS(R) VIT Research Series - Initial    Massachusetts Financial Services
Class/10/                               Company
Neuberger Berman AMT Mid-Cap Growth     Neuberger Berman Management Inc.
Portfolio - Class I                     (Neuberger Berman, LLC)
Neuberger Berman AMT Socially           Neuberger Berman Management Inc.
Responsive Portfolio - Class I/11/      (Neuberger Berman, LLC)
Oppenheimer Balanced Fund/VA -
Non-Service Shares/12/                  OppenheimerFunds, Inc.
Oppenheimer Global Securities Fund/VA
- Non-Service Shares                    OppenheimerFunds, Inc.
PIMCO VIT CommodityRealReturn(TM)
Strategy Portfolio - Administrative     Pacific Investment Management Company
Class/13/                               LLC
PIMCO VIT Global Bond Portfolio         Pacific Investment Management Company
(Unhedged) - Administrative Class       LLC
PIMCO VIT Real Return Portfolio -       Pacific Investment Management Company
Administrative Class/14/                LLC
PIMCO VIT Short-Term Portfolio -        Pacific Investment Management Company
Administrative Class                    LLC
PIMCO VIT Total Return Portfolio -      Pacific Investment Management Company
Administrative Class                    LLC
Pioneer Mid Cap Value VCT Portfolio -
Class I Shares                          Pioneer Investment Management, Inc.
Putnam VT Diversified Income Fund -     Putnam Investment Management, LLC
Class IB                                (Putnam Investment Limited)
Putnam VT Small Cap Value Fund -        Putnam Investment Management, LLC
Class IB                                (Putnam Investment Limited)
SunAmerica ST Aggressive Growth
Portfolio - Class 1 Shares              AIG SunAmerica Asset Management Corp.
SunAmerica ST Balanced Portfolio -      AIG SunAmerica Asset Management Corp.
Class 1 Shares/15/                      (J.P. Morgan Investment Management
                                        Inc.)
Van Kampen LIT Growth and Income
Portfolio - Class I Shares              Van Kampen Asset Management
Vanguard** VIF High Yield Bond
Portfolio                               Wellington Management Company, LLP
Vanguard** VIF REIT Index Portfolio     The Vanguard Group, Inc.
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/1/ The Fund type for AIG Retirement Co. I Science & Technology Fund is long-term capital appreciation. This Fund is a sector fund.
/2/ The Fund type for Fidelity(R) VIP Asset Manager(SM) Portfolio - Service Class 2 is high total return.
/3/ The Fund type for Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2 is long-term capital appreciation.
/4/ The Fund type for Fidelity(R) VIP Freedom 2020 Portfolio - Service Class 2 is high total return.
/5/ The Fund type for Fidelity(R) VIP Freedom 2025 Portfolio - Service Class 2 is high total return.
/6/ The Fund type for Fidelity(R) VIP Freedom 2030 Portfolio - Service Class 2 is high total return.

/7/ The Fund type for Franklin Templeton VIP Mutual Shares Securities Fund - Class 2 is capital appreciation with income as a secondary goal.
/8/ The Fund type for Janus Aspen Forty Portfolio - Service Shares is long-term growth of capital.
/9/ The Fund type for MFS(R) VIT New Discovery Series - Initial Class is capital appreciation.
/10/ The Fund type for MFS(R) VIT Research Series - Initial Class is capital appreciation.
/11/ The Fund type for Neuberger Berman AMT Socially Responsive Portfolio -
     Class I Shares is long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
/12/ The Fund type for Oppenheimer Balanced Fund/VA - Non-Service Shares is
     total return.
/13/ The Fund type for PIMCO VIT CommodityRealReturn(TM) Strategy Portfolio -
     Administrative Class is maximum real return.
/14/ The Fund type for PIMCO VIT Real Return Portfolio(TM) - Administrative
     Class is maximum real return.
/15/ The Fund type for SunAmerica ST Balanced Portfolio - Class 1 Shares is
     conservation of principal and capital appreciation.
*  "VALIC" means The Variable Annuity Life Insurance Company.
** "Vanguard" is a trademark of the Vanguard Group, Inc.

   From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

   YOU CAN LEARN MORE ABOUT THE FUNDS, THEIR INVESTMENT POLICIES, RISKS, EXPENSES AND ALL OTHER ASPECTS OF THEIR OPERATIONS BY READING THEIR PROSPECTUSES. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan. A Fund's prospectus may occasionally be supplemented by the Fund's Investment Adviser. Please check the Survivor Advantage page at www.aigag.com/life/life.nsf/contents/productsindividuals_prospectuses_VUL to view Fund prospectuses and their supplements.

   We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Policy owners' inquiries about the Funds. Currently, these payments range from 0.15% to 0.35% of the daily market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter.

   We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO VIT") under which we receive fees of up to 0.15% of the daily market value of the assets invested in the underlying Fund, paid directly by PIMCO VIT for services we perform.

   We also receive what are referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

   From time to time some of these arrangements, except for 12b-1 arrangements, may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses we incur are greater than we anticipated. If the expenses we incur are less than we anticipated, we may make a profit from some of these arrangements. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 47.

VOTING PRIVILEGES

   We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to
(a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

   We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account. Even if Policy owners participating in that Fund choose not to provide voting instructions, we will vote the Fund's shares in the same proportions as the voting instructions which we actually receive. As a result, the instructions of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.

   If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

   In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

FIXED ACCOUNT

   We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 50. The "daily charge" described on page 47 and the fees and expenses of the Funds discussed on page 15 do not apply to the Fixed Account.

   You may transfer accumulation value into the Fixed Account at any time. However, there are restrictions on the amount you may transfer out of the Fixed Account in a Policy year. Please see "Transfers of existing accumulation value" on page 30.

   Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an annual effective rate of at least 3%.

   Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our Fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

ILLUSTRATIONS

   We may provide you with illustrations for your Policy's death benefit, accumulation value, and cash surrender value based on hypothetical rates of return. Hypothetical illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your actual rates of return and actual charges may be higher or lower than these illustrations. The actual return on your accumulation value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

   Before you purchase the Policy, we will provide you with what we refer to as a personalized illustration. A personalized illustration shows future benefits under the Policy based upon (1) each contingent insured's age and premium class and (2) your selection of a death benefit Option, specified amount, planned periodic premiums, riders, and proposed investment options.

   After you purchase the Policy and upon your request, we will provide a similar personalized illustration that takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge a maximum fee of $25 for personalized illustrations prepared after the Policy is issued if you request us to do so more than once each year. We do not currently charge for additional personalized illustrations.

                                POLICY FEATURES

AGE

   Generally, our use of age in your Policy and this prospectus refers to a person who is between six months younger and six months older than the stated age. Sometimes we refer to this as the "attained" age. We currently require that the contingent insureds under a Policy be at least age 20 when we issue the Policy.

DEATH BENEFITS

   Your specified amount of insurance. In your application to buy a Survivor Advantage Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance.

   The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. Base coverage must be at least 10% of the specified amount. We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 26.

   We also guarantee a death benefit for a specified period, provided you have paid the required monthly guarantee premiums. The guaranteed death benefit is equal to the specified amount (less any indebtedness) and any benefit riders. We refer to this guarantee in this prospectus as the "guarantee period benefit." We provide more information about the specified amount and the guarantee period benefit under "Monthly guarantee premiums," on page 28. You should read this other discussion carefully because it contains important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

   Investment performance affects the amount of your Policy's accumulation value. We deduct all charges from your accumulation value. The amount of the monthly charges may differ from month to month. However, as long as all applicable charges are paid timely each month, the specified amount of insurance payable under your Policy is unaffected by investment performance. (See "Monthly insurance charge" on page 48.)

   Your death benefit. You must choose one of three death benefit Options under your Policy at the time it is issued.

   You can choose Option 1 or Option 2 at the time of your application or at any later time before the death of the last surviving contingent insured or the Policy's maturity date. You can choose death benefit Option 3 only at the time of your application. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. Depending on the Option you choose, the death benefit we will pay is:

   . Option 1--The specified amount on the date of the last surviving contingent insured's death.

   . Option 2--The sum of (a) the specified amount on the date of the last surviving contingent insured's death and (b) the Policy's accumulation value as of the date of the last surviving contingent insured's death.

   . Option 3--The sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. There is a Maximum Net Amount at Risk associated with Death Benefit Option 3. The Maximum Net Amount at Risk on the Date of Issue is shown on Page 3 of your Policy. Additional premiums you pay for the Policy and any riders following a partial surrender are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

       There is a maximum net amount at risk associated with death benefit Option 3. If you have selected Option 3, the maximum net amount at risk on the date of issue is shown on page 3 of your Policy. If at any time the net amount at risk exceeds the maximum net amount at risk, AGL may automatically affect a partial surrender or reduce the death benefit, both of which may have federal tax consequences, to keep the net amount at risk below the maximum then in effect. In no event, however, will we effect such partial surrender or reduce the death benefit if the change would result in adverse tax consequences under Code Section 7702. Future underwritten increases in specified amount will increase the maximum net amount at risk.

   See "Partial surrender" on page 40 for more information about the effect of partial surrenders on the amount of the death benefit.

   Under either Option 2 or Option 3, your death benefit will be higher than under Option 1. However, the MONTHLY INSURANCE CHARGE we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will be higher under Option 1 than under either Option 2 or Option 3.

   Any premiums we receive after the last surviving contingent insured's death will be returned and not included in your accumulation value.

   Required minimum death benefit. We may be required under federal tax law to pay a larger death benefit than what would be paid under your chosen death benefit Option. We refer to this larger benefit as the "REQUIRED MINIMUM DEATH BENEFIT" as explained below.

   Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "GUIDELINE PREMIUM TEST" or the "CASH VALUE ACCUMULATION TEST." You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

   If you choose the guideline premium test, total premium payments paid in a Policy year may not exceed the guideline premium payment limitations for life insurance set forth under federal tax law. In addition to meeting the premium requirements, the death benefit must be large enough when compared to the accumulation value to meet the minimum death benefit requirement. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a Policy year, as long as the death benefit is large enough compared to the accumulation value to meet the minimum death benefit requirement.

   The other major difference between the two tax tests involves the Policy's required minimum death benefit. The required minimum death benefit is calculated as shown in the tables that follow.

   If you selected death benefit Option 1, Option 2 or Option 3 at any time when the required minimum death benefit is more than the death benefit payable under the Option you selected, the death benefit payable would be the required minimum death benefit.

   Under federal tax law rules, if you selected either death benefit Option 1 or Option 3 and elected the cash value accumulation test, rather than the guideline premium test, the payment of additional premiums may cause your accumulation value to increase to the required minimum death benefit. Therefore, choosing the cash value accumulation test may make it more likely that the required minimum death benefit will apply if you select death benefit Option 1 or Option 3.

   If you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the cash value accumulation test may cause your Policy's death benefit to be higher than if you had chosen the guideline premium test. To the extent that the cash value accumulation test does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also be higher. This compensates us for the additional risk that we might have to pay the required minimum death benefit.

   If you have selected the cash value accumulation test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by a REQUIRED MINIMUM DEATH BENEFIT PERCENTAGE that will be set forth on page 3C of your Policy. The required minimum death benefit percentage varies based on the age, sex and premium classes of the contingent insureds. Below is an example of applicable required minimum death benefit percentages for the cash value accumulation test. The percentages shown are for a 60 year old male contingent insured, preferred non-tobacco premium class Policy years 1 to 60, and a 60 year old female contingent insured, preferred non-tobacco premium class, Policy years 1 to 60. These individuals are the same two contingent insureds whose characteristics we use to illustrate the "example charge" in each of the Tables of Charges beginning on page 11 of this prospectus.

                         APPLICABLE PERCENTAGES UNDER
                         CASH VALUE ACCUMULATION TEST

        POLICY
        YEAR      1       10      20      30      40      50      60
        ------  ------  ------  ------  ------  ------  ------  ------
        %         296%    211%    153%    122%    104%    100%    100%

   If you have selected the guideline premium test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by an applicable required minimum death benefit percentage. The applicable required minimum death benefit percentage is 250% when the younger contingent insured's age is 40 or less, and decreases each year thereafter to 100% when the younger contingent insured's age is 95 or older. The applicable required minimum death benefit percentages under the guideline premium test for certain ages between 40 to 95 are set forth in the following table.

                         APPLICABLE PERCENTAGES UNDER
                            GUIDELINE PREMIUM TEST

   YOUNGER
   CONTINGENT
   INSURED'S
   ATTAINED AGE*  40     45     50     55     60     65     70     75     95+
   ------------- -----  -----  -----  -----  -----  -----  -----  -----  -----
   %              250%   215%   185%   150%   130%   120%   115%   105%   100%
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* We use the younger contingent insured's age for this purpose even if the younger contingent insured is the first to die.

   Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

   Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. The total of the two coverages cannot be less than the minimum of $250,000 and at least 10% of the total must be base coverage when you purchase the Policy.

   Generally, if we assess less than the maximum guaranteed charges under your Policy and if you choose supplemental coverage instead of base coverage, then in the early Policy years you will reduce your total charges and increase your accumulation value and cash surrender value.

   You should have an understanding of the significant differences between base coverage and supplemental coverage before you complete your application. Here are the features about supplemental coverage that differ from base coverage:

   . We pay a higher level of compensation for the sale of base coverage than for supplemental coverage;

   .   Supplemental coverage has no surrender charges;

   . The cost of insurance rate for supplemental coverage is equal to the cost of insurance rate for an equivalent amount of base coverage;

   . We calculate the monthly guarantee premiums at a higher rate for supplemental coverage than for base coverage (see "Monthly guarantee premiums" on page 28); and

   . We do not collect the monthly charge for each $1,000 of specified amount that is attributable to supplemental coverage.

   You can change the percentage of base coverage when you increase the specified amount, but at least 10% of the total specified amount after the increase must remain as base coverage. There is no charge when you change the percentages of base and supplemental coverages. However, if you increase your Policy's base coverage, we will impose a new surrender charge and new monthly charge for each $1,000 of base coverage only upon the amount of the increase in base coverage. The new surrender charge applies for a maximum of the first 14 Policy years following the increase. The percentage that your base and supplemental coverages represent of your specified amount will not change whenever you decrease the specified amount. A partial surrender will reduce the specified amount if you choose death benefit Option 1. In this case, we will deduct any surrender charge that applies to the decrease in base coverage, but not to the decrease in supplemental coverage since supplemental coverage has no surrender charge.

   You should use the mix of base and supplemental coverage to emphasize your own objectives. For instance, our guarantee of a minimum death benefit (through the guarantee period benefit) may be essential to your planning. If this is the case, you may wish to maximize the percentage amount of base coverage you purchase. Policy owner objectives differ. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your AGL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions.

PREMIUM PAYMENTS

   Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the contingent insureds. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your free look period, as discussed on page 29, will be allocated upon receipt to the available investment options you have chosen.

   Premium Payments and Transaction Requests in Good Order. We will accept the Policy owner's instructions to allocate premium payments to investment options, to make redemptions (including loans) or to transfer values among the Policy owner's investment options, contingent upon the Policy owner's providing us with instructions in good order. This means that the Policy owner's request must be accompanied by sufficient detail to enable us to allocate, redeem or transfer assets properly.

   When we receive a premium payment or transaction request in good order, it will be treated as described under "Effective date of other premium payments and requests that you make" on page 37 of this prospectus. If we receive an instruction that is not in good order, the requested action will not be completed, and any premium payments that cannot be allocated will be held in a non-interest bearing account until we receive all necessary information.

   We will attempt to obtain Policy owner guidance on requests not received in good order for up to five business days following receipt. For instance, one of our representatives may telephone the Policy owner to determine the intent of a request. If a Policy owner's request is still not in good order after five business days, we will cancel the request, and return any unallocated premiums to the Policy owner along with the date the request was canceled.

   Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Federal Tax Considerations" beginning on page 52. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

   Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the contingent insureds do not provide us with satisfactory evidence that our requirements for issuing insurance are still met. This increase in death benefit is on the same terms (including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page 33).

   Checks. You may pay premiums by check drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on page 5 of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Administrative Center shown under "Contact Information" on page 5.

   Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill monthly, quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy's cash surrender value stays above zero or that the guarantee period benefit (described under "Monthly guarantee premiums" on page 28) remains in effect ("Cash surrender value" is explained under "Full Surrenders" on page 7). The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero as a result of the deductions we periodically make from your accumulation value.

   Monthly guarantee premiums. Page 3 of your Policy will specify a "Monthly Guarantee Premium." If you pay these guarantee premiums, we will provide at least an Option 1 death benefit, even if your policy's cash surrender value has declined to zero.

   We call this our "guarantee period benefit." This benefit extends for up to the first 20 Policy years, provided you pay the monthly guarantee premiums. Here are its terms and conditions:

   . The guarantee period benefit extends for the first 20 Policy years if the younger contingent insured is no older than age 55 at Policy issue. The duration of the guarantee period benefit decreases by one year for each increase in the issue age beginning with the younger contingent insured's issue age 56 until, at an issue age of 70 or older, it is five years.

   . On the first day of each POLICY MONTH that you are covered by the guarantee period benefit, we determine if the cash surrender value is sufficient to pay the monthly deduction. (Policy months are measured from the "Date of Issue" that will also be shown on page 3 of your Policy.)

   . If the cash surrender value is insufficient, we determine if the cumulative amount of premiums paid under the Policy, less any partial surrenders and Policy loans, is at least equal to the sum of the monthly guarantee premiums starting with the date of issue, including the current Policy month.

   . If the monthly guarantee premium requirement is met, the Policy will not lapse. See "Policy Lapse and Reinstatement" on page 51.

   . We continue to measure your cash surrender value and the sum of monthly guarantee premiums for the length of time you are covered by the guarantee period benefit.

   The cost of providing the guarantee period benefit is, in part, dependent on the level of the monthly guarantee premium. The more supplemental coverage you select, the lower your overall Policy charges; however, selecting more supplemental coverage will result in a higher monthly guarantee premium.

   Whenever you increase or decrease your specified amount, change death benefit Options or add or delete a benefit rider, we calculate a new monthly guarantee premium. The amount you must pay to keep the guarantee period benefit in force will increase or decrease. We can calculate your new monthly guarantee premium as a result of a Policy change before you make the change. Please contact either your agent or the Administrative Center shown under "Contact Information" on page 5 for this purpose.

   . For increases in the specified amount, the new monthly guarantee premium is calculated based on the insured's underwriting characteristics at the time of the increase and the amount of the increase.

   . For decreases in the specified amount, the monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half, the monthly guarantee premium is reduced by one-half.

   . For the addition of a benefit rider, the monthly guarantee premium is increased by the amount of the monthly deduction for the rider.

   . For the deletion of a benefit rider, the monthly guarantee premium will be decreased by the amount of the monthly deduction for the rider.

   Some states require variations in the terms of our guarantee period benefit. Payment of the monthly guarantee premiums assures your Policy and riders will not lapse.

   Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown under "Contact Information" on page 5 or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. This reallocation will not count against the 12 free transfers that you are permitted to make each year. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

CHANGING YOUR INVESTMENT OPTION ALLOCATIONS

   Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

   Transfers of existing accumulation value. You may transfer your existing accumulation value from one investment option to another, subject to the restrictions below and other restrictions described in this prospectus (see "Market timing" on page 31, "Restrictions initiated by the Funds and information sharing obligations" on page 32 and "Additional Rights That We Have" on page 45).

   . Charges. The first 12 transfers in a Policy year are free of charge. We consider your instruction to transfer from or to more than one investment option at a time to be one transfer. We will charge $25 for each additional transfer.

   . Restrictions on transfers from variable investment options. You may make transfers from the variable investment options at any time. There is no maximum limit on the amount you may transfer. The minimum amount you may transfer from a variable investment option is $500, unless you are transferring the entire amount you have in the option.

   . Restrictions on transfers from the Fixed Account. You may make transfers from the Fixed Account only during the 60-day period following each Policy anniversary (including the 60-day period following the date we apply your initial premium to your Policy).

       The maximum total amount you may transfer from the Fixed Account each year is limited to the greater of "a" or "b" below:

       a. 25% of the unloaned accumulation value you have in the Fixed Account as of the Policy anniversary (for the first Policy year, the amount of your initial premium you allocated to the Fixed Account); or

       b. the total amount you transferred or surrendered from the Fixed Account during the previous Policy year.

       The minimum amount you may transfer from the Fixed Account is $500, unless you are transferring the entire amount you have in the Fixed Account.

   Dollar cost averaging. DOLLAR COST AVERAGING is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed. You should carefully consider your financial ability to continue the program over a long enough period of time to allocate accumulation value to the variable investment options when their value is low as well as when it is high.

   Under dollar cost averaging, we automatically make transfers of your accumulation value from the variable investment option of your choice to one or more of the other variable investment options that you choose. You tell us what day of the month you want these transfers to be made (other than the 29th, 30th or 31st of a month) and whether the transfers on that day should occur monthly, quarterly, semi-annually or annually. We make the transfers at the end of the VALUATION PERIOD containing the day of the month you select. (The term "valuation period" is described on page 36.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the investment option from which you are making transfers becomes exhausted. You may maintain only one dollar cost averaging instruction with us at a time. You cannot use dollar cost averaging at the same time you are using AUTOMATIC REBALANCING. Dollar cost averaging transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

   Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each variable investment option under your Policy to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You may maintain only one automatic rebalancing instruction with us at a time. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

   Market timing. The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

   . dilution in the value of Fund shares underlying investment options of other Policy owners;

   .   interference with the efficient management of the Fund's portfolio; and

   .   increased administrative costs.

   We have policies and procedures affecting your ability to make exchanges within your Policy. We use the term "exchange" to mean two things in this discussion about market timing. An exchange can be your allocation of all or a portion of a new premium payment to an investment option. An exchange can also be a transfer of your accumulation value in one investment option (all or a portion of the value) to another investment option. We are not referring to the exchange of one life insurance policy for another policy or contract.

   We are required to monitor the Policies to determine if a Policy owner requests:

   . an exchange out of a variable investment option within two calendar weeks of an earlier exchange into that same variable investment option; or

   . an exchange into a variable investment option within two calendar weeks of an earlier exchange out of that same variable investment option; or

   . an exchange out of a variable investment option followed by an exchange into that same variable investment option, more than twice in any one calendar quarter; or

   . an exchange into a variable investment option followed by an exchange out of that same variable investment option, more than twice in any one calendar quarter.

   If any of the above transactions occurs, we will suspend such Policy owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with notice to prevent market timing efforts that could be harmful to other Policy owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy owner's first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy owner's subsequent violations of this policy will result in the suspension of Policy transfer privileges for six months.

   In most cases, exchanges into and out of the money market investment option are not considered market timing; however, we examine all of the above transactions without regard to any exchange into or out of the money market investment option. We treat such transactions as if they are exchanges directly into and out of the same variable investment option. For instance:

   (1) if a Policy owner requests an exchange out of any variable investment option into the money market investment option, and

   (2) the same Policy owner, within two calendar weeks requests an exchange out of the money market investment option back into that same variable investment option, then

   (3) the second transaction above is considered market timing.

   Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

   The procedures above will be followed in all circumstances and we will treat all Policy owners the same.

   In addition, Policy owners incur a $25 charge for each transfer in excess of 12 each Policy year.

   Restrictions initiated by the Funds and information sharing obligations. The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy owner's transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers into the Fund by a particular Policy owner. We will follow the Fund's instructions. The availability of transfers from any investment option offered under the Policy is unaffected by the Fund's policies and procedures.

   Please read the Funds' prospectuses and supplements for information about restrictions that may be initiated by the Funds.

   In order to prevent market timing, the Funds have the right to request information regarding Policy owner transaction activity. If a Fund requests, we will provide mutually agreed upon information regarding Policy owner transactions in the Fund.

CHANGING THE SPECIFIED AMOUNT OF INSURANCE

   Increase in coverage. At any time before the Policy's maturity date while both contingent insureds are living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that both contingent insureds continue to meet our requirements for issuing insurance coverage.

   We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the ages, gender and premium classes of the contingent insureds at the time of the increase. Also, a new amount of surrender charge

   . applies to any amount of the increase that you request as base (rather than supplemental) coverage;

   . applies as if we were instead issuing the same amount of base coverage as a new Survivor Advantage Policy; and

   . applies to the amount of the increase for a maximum of the 14 Policy years following the increase.

   Whenever you decide to increase your specified amount, you will be subject to a new monthly charge per $1,000 of base coverage. The additional charge will be applied to the increase in your base coverage portion of the increase in the specified amount for the first five Policy years following the increase. Increasing the specified amount may increase the amount of premium you would need to pay to avoid a lapse of your Policy.

   You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase, with one exception. Base coverage must be at least 10% of the total specified amount after the increase.

   Decrease in coverage. After the first Policy year and before the Policy's maturity date, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the death benefit cannot be less than the greater of:

   .   $250,000; and

   . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the federal tax law definition of life insurance.

   We will apply any decrease in coverage as of the monthly deduction day (see "Monthly deduction days" on page 36) following the VALUATION DATE we receive the request.

   The decrease in coverage is applied in the following order:

   . Against the specified amount provided by the most recent increase, applied first to the supplemental coverage portion of the increase, followed by the base coverage portion of the increase;

   . Against the next most recent increases successively, with the supplemental coverage portion of each increase reduced first, followed by the base coverage portion of the same increase;

   . Against the specified amount provided under your original application, with supplemental coverage reduced first, followed by base coverage.

   We will deduct from your accumulation value any surrender charge that is due on account of the decrease. We will also reduce any remaining surrender charge amount associated with the portion of your Policy's base coverage that has been reduced. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed.

   A reduction in specified amount will not reduce the monthly charge per $1,000 of base coverage, or the amount of time for which we assess the charges. For instance, if you increase your base coverage and follow it by a decrease in base coverage within five years of the increase, we will assess the monthly charge per $1,000 of base coverage against the increase in base coverage for the full five years even though you have reduced the amount of base coverage.

CHANGING DEATH BENEFIT OPTIONS

   Change of death benefit option. You may at any time before the Policy's maturity date and while the last surviving contingent insured is living request us to change your death benefit Option from:

   Option 1 to Option 2;

   Option 2 to Option 1; or

   Option 3 to Option 1.

   No other changes are permitted. A change from Option 3 to Option 1 may be subject to regulatory approval in your state.

   . If you change from Option 1 to Option 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. Any such reduction in specified amount will be subject to the same guidelines and restrictions described in "Decrease in coverage" on page 33. We will take the reduction proportionately from each component of the Policy's specified amount. We will not charge a surrender charge for this reduction in specified amount. The surrender charge schedule will not be reduced on account of the reduction in specified amount. The monthly charge per $1,000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

   . If you change from Option 2 to Option 1, then as of the date of the change we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value. We will apply the entire increase in your specified amount to the last coverage added (either base or supplemental) to your Policy, and which has not been removed. The monthly charge per $1000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

   . If you change from Option 3 to Option 1, your Policy's specified amount will not change. The monthly charge per $1000 of base coverage and the COST OF INSURANCE RATES will not change. Your Policy's monthly insurance charge will decrease and the surrender value will increase.

   Effect of changes in insurance coverage on guarantee period benefit. A change in coverage does not result in termination of the guarantee period benefit, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your Policy's cash surrender value declines to zero. See "Monthly guarantee premiums" on page 28.

ACCOUNT VALUE ENHANCEMENT

   Your Policy will be eligible for an Account Value Enhancement at the end of the 21st Policy year, and at the end of each Policy year thereafter. An Account Value Enhancement is a credit we may provide to your accumulation value. At our complete discretion, the credit for any Policy year can be zero or greater, except in Oregon where the annual credit must be no less than 0.05%. All other Policies issued in the same calendar year, however, will be treated the same.

   Here are the additional terms of the Account Value Enhancement:

   . Each Account Value Enhancement will be calculated using your unloaned accumulation value at the end of the last day of the Policy year.

   . The amount of each Account Value Enhancement will be calculated by applying a percentage to the unloaned accumulation value. The percentage, if any, will be reset annually (the annual credit will be no less than 0.05% in Oregon.).

   . Each Account Value Enhancement will be allocated to your Policy's investment options using the premium allocation percentages you have in effect at that time.

   . All eligible Policies issued in the same calendar year will receive the same enhancement percentage credited as of the end of each Policy year.

   . There is no Policy charge for any Account Value Enhancement, although some of the Policy charges may be higher because of an increase in your accumulation value.

   Enhancements credited to your variable investment options result in an increase in your accumulation value. Each enhancement is fully vested when credited. You will be subject to the risk that investment performance will be unfavorable and your accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. As a result you may not receive any benefit from an Account Value Enhancement. See "Investment Risk" on page 9.

EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS

   Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange ("NYSE") is open for business. We call each such day a "valuation date" or a "business day."

   We compute Policy values as of the time the NYSE closes on each valuation date, which usually is 3:00 p.m. Central time. We call this our "CLOSE OF BUSINESS." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period." We are closed only on those holidays the NYSE is closed.

   Fund pricing. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

   Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in good order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the following valuation date. Any premium payments we receive after our close of business are held in our general account until the next business day.

   If we receive your premiums through payroll allotment, such as salary deduction or salary reduction programs, we consider that we receive your premium on the day we actually receive it, rather than the day the deduction from your payroll occurs. This is important for you to know because your premium receives no interest or earnings for the time between the deduction from your payroll and our receipt of the payment. We currently do not accept military allotment programs.

   Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the contingent insured's premium classes should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in either of the contingent insured's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $500,000 provided the contingent insureds meet certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement," available to you when you apply for a Policy.

   Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign the appropriate premium classes. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "DATE OF ISSUE." POLICY MONTHS and years are measured from the date of issue. To preserve a younger age at issue for the contingent insureds, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

   Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

   Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been reviewed and found to be satisfactory, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

   Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

   . Increases or decreases you request in the specified amount of insurance, REINSTATEMENTS of a Policy that has lapsed, and changes in death benefit Option take effect on the Policy's monthly deduction day if your request is approved on that day or on the next monthly deduction day following our approval if we approve your request on any other day of the month;

   . In most states, we may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

   . If you exercise your right to return your Policy described under "Free look period" on page 29 of this prospectus, your coverage will end when you deliver it to your AGL representative, or if you mail it to us, the date it is postmarked; and

   . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the requested change, but only if your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the
       Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

REPORTS TO POLICY OWNERS

   Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and Policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

                     ADDITIONAL BENEFIT RIDERS AND OPTIONS

RIDERS

   You can request that your Policy include the additional rider benefits described below. For the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. The riders may not be available in all states. More details are included in the form of each rider, which we suggest that you review if you choose these benefits.

   We currently offer only the overloan protection rider.

   Overloan Protection Rider. This rider guarantees that your Policy will not lapse due to interest charges on outstanding Policy loans. This rider allows you to retain the death benefit coverage under your Policy and discontinue paying premiums. We will issue this rider automatically when your Policy is issued.

   There is a one- time charge for this rider, currently equal to 3.5% of your Policy's accumulation value when the rider is exercised. This charge will never be greater than 5% of the accumulation value. There is no charge if the rider is never exercised.

   You can request to exercise the rider when:

   . The sum of outstanding Policy loans equals or exceeds 94% of the cash value; and

   .   The Policy has been in force at least until the later of:

      (a) the Policy anniversary nearest the younger contingent insured's age 75; or

      (b) the 15th Policy anniversary.

   The exercise date of the rider is the monthly deduction day on or next following the date we receive your written request and all requirements for exercising the rider are satisfied. Here are the requirements:

   . There must be sufficient cash surrender value to cover the one-time charge;

   . Death benefit Option 1 must be in force (death benefit Option 1 is equal to the specified amount on the date of the last surviving contingent insured's death);

   . The Policy must not be a modified endowment contract and the guideline premium test must be selected;

   . The sum of all partial surrenders taken to date must equal or exceed the sum of all premiums paid; and

   . The sum of all outstanding policy loans must equal or exceed the sum of the specified amount plus the death benefit amount of any term insurance rider issued on the lives of the Policy's contingent insureds.

   On the exercise date the portion of your accumulation value not offset by your outstanding Policy loans will be transferred to, or will remain in, the Fixed Account.

   The following conditions apply beginning with the exercise date:

   . Interest will continue to be credited to your accumulation value and charged against outstanding loans;

   . All future monthly deductions will be waived, including those for any term rider;

   .   No additional premiums will be accepted;

   .   No new policy loans or partial surrenders will be allowed;

   .   Policy loans can be repaid;

   . No changes will be allowed in the specified amount or choice of death benefit Option;

   . No transfers or allocations of accumulation value from the Fixed Account will be allowed; and

   . The Policy's death benefit will be the applicable Death Benefit Corridor Rate times the greater of the accumulation value and the outstanding total Policy loan amount.

   The rider will terminate on the earlier of the following dates:

   .   Upon your written request to terminate the rider; or

   .   Upon termination of the Policy.

TAX CONSEQUENCES OF ADDITIONAL RIDER BENEFITS

   Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 52. You should consult a qualified tax adviser.

POLICY EXCHANGE OPTION

   This option is not a rider. You as the owner of the Policy have the right at any time while both contingent insureds are living to request that the Policy be split into two separate policies, insuring each of the contingent insureds under new, single life policies. In order for you to exercise this option, neither contingent insured could have the "uninsurable" premium class when the original Policy was issued. Here are the additional features about the exchange option:

   . You can choose the amount of coverage on each policy, as long as the total equals the death benefit amount of the Policy. We will transfer the cash surrender value of the Policy, after paying off any outstanding loan, to the new policies in the same proportion as the new face amounts are to each other (except for Policies issued in Texas, where outstanding loans are also transferred to the new policies in the same proportion as the new face amounts are to each other).

   . The new policies can be any flexible or level premium whole life policy or endowment plan we would ordinarily issue when the option is exercised.

   . The new policies are subject to underwriting based on our established procedures. This option requires that both contingent insureds are found to be insurable.

   . You can choose to exchange without underwriting only if the contingent insureds were married to one another and have divorced, the Federal unlimited marital deduction is repealed, or there is a reduction of at least 50% of the tax rate in the maximum Federal estate tax bracket. However, in the case of divorce, the divorce decree must have been final at least 24 months before the exchange. In these situations, the original Policy's specified amount and cash surrender value will be split equally between the two new policies (except in Pennsylvania, where underwriting is required without exception if the contingent insureds are divorced from one another).

   .   The Policy terminates when we issue the new policies.

   . Under each of the new policies, if the insured commits suicide within the first two policy years, we will limit the proceeds payable to the total of all premiums that have been paid on the Policy insuring the deceased person to the time of death minus any outstanding policy loans (plus any unearned loan interest) and partial surrenders.

       In Texas the first two policy years limit runs from the date of issue of the Policy but only for insurance coverage that does not require new underwriting information.

   .   There is no additional charge for this option or its exercise.

                              POLICY TRANSACTIONS

   The following transactions may have different effects on the accumulation value, death benefit, specified amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features" on page 23. Certain transactions also entail charges. For information regarding other charges, see "Charges Under the Policy" on page 47.

E-DELIVERY, E-SERVICE, TELEPHONE TRANSACTIONS AND WRITTEN TRANSACTIONS

   See page 17 for information regarding E-Delivery, E-Service, telephone transactions and written transactions.

WITHDRAWING POLICY INVESTMENTS

   Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that a Survivor Advantage Policy will have any cash surrender value during at least the first year.

   Partial surrender. You may, at any time after the first Policy year and before the Policy's maturity date, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $250,000.

   If the Option 1 or Option 3 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges, but not below $250,000. We will take any such reduction in specified amount in accordance with the description found under "Decrease in coverage" on page 33.

   You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

   There is a maximum partial surrender processing fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

   Exchange of Policy in certain states. Certain states require that a Policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

   Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less three times the amount of charges we assess against your accumulation value on your monthly deduction day less loan interest that will be payable on your loan to your next Policy anniversary. The minimum amount you can borrow is $500 or, if less, your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. These rules are not applicable in all states.

   We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as collateral for the loan. We will credit your Policy with interest on this collateral amount on a monthly basis and at a guaranteed annual effective rate of 4.0% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an annual effective rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan.

   If a new Policy loan is taken out on a date not coinciding with the Policy anniversary date, the loan interest charged is calculated from the date the loan is taken out to the next Policy anniversary. The following year, loan interest is calculated on the entire loan amount until the next Policy anniversary. Similarly, if the loan is paid off (in-part or in-whole) on a date not coinciding with the Policy anniversary date, the total loan amount will reflect an adjustment for the unearned loan interest. Disbursements from the Policy also result in adjusted interest. For instance, if a death claim occurs on a date not coinciding with the Policy anniversary date, and the Policy has an outstanding Policy loan, the total loan amount with an adjustment for the unearned loan interest will be subtracted from the death benefit.

   Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

   You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

   You may repay all or part (but not less than $100 unless it is the final payment) of your loan at any time before the death of the last surviving contingent insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from the Fixed Account. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request, we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the last surviving contingent insured's death.

   Preferred loan interest rate. We will charge a lower interest rate on loans available after the first 10 Policy years. We call these "preferred loans." The maximum amount eligible for preferred loans for any year is:

   . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

   . if less, your Policy's maximum remaining loan value at that Policy anniversary.

   We will always credit your preferred loan collateral amount at a guaranteed annual effective rate of 4.0%. We intend to set the rate of interest you are paying to the same 4.0% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

   . will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.0%, and

   . will never exceed an annual effective rate of 4.25% (4.08% paid in advance).

   Maturity of your Policy. If one or both contingent insureds are living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the younger contingent insured's 121st birthday, unless you have elected to extend coverage. See "Option to extend coverage" on page 42.

   Option to extend coverage. You may elect to extend your original maturity date. If you do so, and if the contingent insureds are living on the maturity date, coverage will be continued until the date of death of the younger contingent insured.

   To elect this option, you must submit a written request on a form acceptable to us, at least 30 days prior to the original maturity date. You will incur no charge for exercising this option.

   The option provides for a death benefit after your original maturity date equal to the death benefit in effect on the day prior to your original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount. Here are the option's additional features:

   .   You may not revoke your exercising this option;

   . No riders attached to this policy will be extended unless otherwise stated in the rider;

   .   No further charges will be assessed on the monthly deduction day;

   .   You may not pay any new premiums;

   .   Interest on policy loans will continue to accrue;

   .   You may repay all or part of a loan at any time; and

   . Your accumulation value in the variable investment options will be transferred to the Fixed Account on your original maturity date.

   Tax considerations. Please refer to "Federal Tax Considerations" on page 52 for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy. A Policy loan may cause the Policy to lapse which may result in adverse tax consequences.

                                POLICY PAYMENTS

PAYMENT OPTIONS

   The beneficiary will receive the full death benefit proceeds from the Policy as a single sum, unless the beneficiary elects another method of payment within 60 days after we receive notification of the last surviving contingent insured's death. Likewise, the Policy owner will receive the full proceeds that become payable upon full surrender or the maturity date, unless the Policy owner elects another method of payment within 60 days after we receive notification of full surrender or the maturity date.

   The payee can elect that all or part of such proceeds be applied to one or more of the following payment options. If the payee dies before all guaranteed payments are paid, the payee's heirs or estate will be paid the remaining payments.

   The payee can elect that all or part of such proceeds be applied to one or more of the following payment options:

   .   Option 1--Equal monthly payments for a specified period of time.

   . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

   . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

   . Option 4--Proceeds left to accumulate at an interest rate of 2% compounded annually for any period up to 30 years. At the payee's request we will make payments to the payee monthly, quarterly, semiannually, or annually. The payee can also request a partial withdrawal of any amount of $500 or more. There is no charge for partial withdrawals.

   Additional payment options may also be available with our consent. We have the right to reject any payment option if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

   Interest rates that we credit under each option will be at least 2%.

   Change of payment option. The owner may give us written instructions to change any payment option previously elected at any time while the Policy is in force and before the start date of the payment option.

   Tax impact. If a payment option is chosen, you or your beneficiary may have adverse tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

THE BENEFICIARY

   You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of either contingent insured unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the last surviving contingent insured dies, we will pay the insurance proceeds to the owner or the owner's estate.

ASSIGNMENT OF A POLICY

   You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

PAYMENT OF PROCEEDS

   General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the last surviving contingent insured's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

   Delay of Fixed Account proceeds. We have the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

   Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

   Delay of Separate Account VL-R proceeds. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

   .   the NYSE is closed other than weekend and holiday closings;

   .   trading on the NYSE is restricted;

   . an emergency exists as determined by the SEC or other appropriate regulatory authority, such that disposal of securities or determination of the accumulation value is not reasonably practicable; or

   .   the SEC by order so permits for the protection of Policy owners.

   Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

   Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

   . We cannot challenge the Policy after it has been in effect, during either contingent insured's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

   . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during either contingent insured's lifetime.

   . We cannot challenge an additional benefit rider that provides benefits if either contingent insured becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

   Delay required under applicable law. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

                        ADDITIONAL RIGHTS THAT WE HAVE

   We have the right at any time to:

   . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

   . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

   . end the automatic rebalancing feature if your accumulation value falls below $5,000;

   . replace the underlying Fund that any investment option uses with another Fund, subject to SEC and other required regulatory approvals;

   . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other required regulatory approvals;

   . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

   . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

   . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

   We also have the right to make some variations in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish. Here are the potential variations:

   Underwriting and premium classes. We currently have eight premium classes we use to decide how much the monthly insurance charges under any particular Policy will be:

   . Four Non-Tobacco classes: preferred plus, preferred, standard and special;

   .   Three Tobacco classes: preferred, standard and special; and

   .   One additional class: uninsurable.

   Various factors such as each contingent insured's age, health history, occupation and history of tobacco use, are used in considering the appropriate premium class for the contingent insured. "Tobacco use" refers to not only smoking, but also the use of other products that contain nicotine. Tobacco use includes the use of nicotine patches and nicotine gum. Premium classes are described in your Policy. Policies issued in Arizona, North Carolina and Wisconsin do not have the uninsurable class.

   The term "uninsurable" is used in a special way when we issue a Policy. "Uninsurable" describes a person proposed to become insured under a Policy who would not pass our requirements to be insured under one of our policies that insures only one life. Under some conditions a person who is uninsurable can become a contingent insured under a Policy. The other contingent insured cannot be uninsurable.

   Policies purchased through "internal rollovers". We maintain published rules that describe the procedures necessary to replace life insurance policies we have issued. Not all types of other insurance are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

   State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

   Variations in expenses or risks. AGL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

   You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval and SEC and other regulatory approvals.

                           CHARGES UNDER THE POLICY

   Statutory premium tax charge. Unless your Policy was issued in Oregon, we deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range in the United States from 0.5% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return. We use this charge to offset our obligation to pay premium tax on the Policies.

   Tax charge back. If you are a resident of Oregon at the time you purchase a Policy, there is no premium tax charge. Instead, we will deduct from each premium a tax charge back that is permissible under Oregon law. If you later move from Oregon to a state that has a premium tax, we will not charge you a premium tax. We deduct the tax charge back from each premium you pay, regardless of the state in which you reside at the time you pay the premium. The current tax charge back is 1.78% of each premium. We may change the tax charge back amount but any change will only apply to new Policies we issue. We use the charge partly to offset our obligation to pay premium taxes on the same Policy if you move to another state. We also use the charge to pay for the cost of additional administrative services we provide under these Policies.

   Premium expense charge. After we deduct premium tax (or a tax charge back if we issued your Policy in Oregon) from each premium payment, we currently deduct 5.0% from the remaining amount. We may increase this charge for all years, but it will never exceed 7.5% of all premium payments. AGL receives this charge to cover sales expenses, including commissions.

   Daily charge (mortality and expense risk fee). We will deduct a daily charge at an annual effective rate of 0.70% (7/10 of 1%) of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 10 years, however, we will reduce this rate to an annual effective rate of 0.35%. We guarantee these rate reductions through the Policy's first 20 years. We reserve the right after 20 years to assess up to an annual effective rate of 0.15%. Policies issued in Maryland refer to this charge as an "account value charge." AGL receives this charge to pay for our mortality and expense risks.

   Flat monthly charge. We will deduct $10 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $10. The flat monthly charge is the "Monthly Administration Fee" shown on page 3A of your Policy. AGL receives this charge to pay for the cost of administrative services we provide under the Policies, such as regulatory mailings and responding to Policy owners' requests.

   Monthly charge per $1,000 of base coverage. We deduct a charge monthly from your accumulation value for the first five Policy years. We may extend the duration of this charge for Policies issued in the future. This monthly charge also applies to the amount of any increase in base coverage during the five Policy years (or for any extended duration) following the increase. This charge varies according to the ages, gender and the premium classes of both of the contingent insureds, as well as the amount of coverage. The dollar amount of this charge changes with each increase in your Policy's base coverage. (We describe your base coverage and specified amount under "Your specified amount of insurance" on page 23 and "Base coverage and supplemental coverage" on page 26.) This charge can range from a maximum of $1.20 for each $1000 of the base coverage portion of the specified amount to a minimum of $0.09 for each $1000 of base coverage. The representative charge (referred to as "Example" in the Tables of Charges on page 11) is $0.40 for each $1000 of base coverage. The initial amount of this charge is shown on page 3A of your Policy and is called "Monthly Expense Charge." AGL receives this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

   Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "net amount at risk" on that date. Our net amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the last surviving contingent insured died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

   .   greater amounts at risk result in a higher monthly insurance charge; and

   . higher cost of insurance rates also result in a higher monthly insurance charge.

   Keep in mind that investment performance of the investment options in which you have accumulation value will affect the total amount of your accumulation value. Therefore your monthly insurance charge can be greater or less, depending on investment performance.

   Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower than the guaranteed maximum rates for contingent insureds in most age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

   In general the longer you own your Policy, the higher the cost of insurance rate will be as the contingent insureds grow older. Also, our cost of insurance rates will generally be lower if one or both of the contingent insureds is a female rather than male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users (insured persons who do not use tobacco or other products that contain nicotine) than tobacco users, and for persons considered to be in excellent health. On the other hand, contingent insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policies.

   Finally, our current cost of insurance rates for the same contingent insured differ depending on the specified amount in force on the day the charge is deducted. We have different rates we apply for specified amounts. The highest rates begin with the minimum specified amount. The rates decline on a graduated schedule as the specified amount increases. Your agent can discuss the schedule with you. Our cost of insurance rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same contingent insureds.

   AGL receives this charge to fund the death benefits we pay under the Policies.

   Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value if you select additional benefit riders. We currently offer only the overloan protection rider. The rider is described beginning on page 37, under "Additional Benefit Riders and Options." The specific charges for any rider you choose are shown on page 3 of your Policy. AGL receives these charges to pay for the benefits under the riders and to help offset the risks we assume.

   Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

   The surrender charge period depends on the age of the younger of the contingent insureds. The amount of the surrender charge depends on the age, sex, and premium classes of both of the contingent insureds. Your Policy's surrender charge will be found in the table beginning on page 3D of the Policy. As shown in the

Tables of Charges beginning on page 11 the maximum surrender charge is $29.30 per $1,000 of the base coverage portion of the specified amount (or any increase in the base coverage portion of the specified amount). The minimum surrender charge is $7.80 per $1,000 of the base coverage (or any increase in the base coverage). The representative surrender charge (referred to as "Example" in the Tables of Charges) is $18.09 per $1,000 of base coverage (or any increase in the base coverage).

   The surrender charge decreases on an annual basis until, no later than the fifteenth year, it is zero. These decreases are also based on the age, gender and premium classes of both of the contingent insureds and other insurance characteristics of the contingent insureds.

   The following chart illustrates how the surrender charge declines over a maximum of the first 14 Policy years. The chart is for a 60 year old male and a 60 year old female, who are the same persons to whom we refer in the Tables of Charges beginning on page 11 under "Example Charge." Surrender charges may differ for other contingent insureds because the amount of the annual reduction in the surrender charge may differ.

       SURRENDER CHARGE FOR A 60 YEAR OLD MALE AND A 60 YEAR OLD FEMALE

POLICY YEAR    1      2      3      4      5      6      7      8      9      10    11    12    13    14   15+
-----------  ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ----- ----- ----- ----- ---
SURRENDER
CHARGE
PER $1,000
OF BASE
COVERAGE     $18.09 $17.75 $17.40 $17.03 $16.65 $16.26 $14.72 $13.23 $11.79 $10.40 $8.06 $5.85 $3.76 $1.81 $0

   We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" on page 40 and "Change of death benefit option" on page 34.

   For those Policies that lapse in the first 14 Policy years, AGL receives surrender charges to help recover sales expenses, which are higher for base coverage than for supplemental coverage. Higher amounts of base coverage result in higher charges, including higher surrender charges. The older and the greater health risk the contingent insureds are when the Policy is issued, the more premium we need to pay for all Policy charges. As a result, we use the contingent insured's age, sex and premium classes to help determine the appropriate rate of surrender charge per $1,000 of base coverage to help us offset these higher sales charges.

   Partial surrender processing fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. AGL receives this charge to help pay for the expense of making a partial surrender.

   Transfer fee. We will charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. This charge will be deducted from the investment options in the same ratio as the requested transfer. AGL receives this charge to help pay for the expense of making the requested transfer.

   Illustrations. If you request illustrations more than once in any Policy year, we may charge a maximum fee of $25 for the illustration. AGL receives this charge to help pay for the expenses of providing additional illustrations.

   Policy loans. We will charge you interest on any loan at an annual effective rate of 4.75%. The loan interest charged on a preferred loan (available after the first 10 Policy years) will never exceed an annual effective rate of 4.25%. AGL receives these charges to help pay for the expenses of administering and providing for Policy loans. See "Policy loans" beginning on page 41.

   Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value. In no event will any adjusted charge exceed the maximum guaranteed charge shown in the Tables of Charges on pages 11 - 15. All maximum guaranteed charges also appear in your Policy.

   For a further discussion regarding these charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 50.

   Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

MORE ABOUT POLICY CHARGES

   Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

   . mortality risks (such as the risk that contingent insureds will, on average, die before we expect, thereby increasing the amount of claims we must pay);

   . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

   . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable universal life insurance policies); and

   . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

   The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the last surviving contingent insured dies.

   General. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

   Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

   AGL may also make available to Policy owners other variable universal life insurance policies with different features and different charges. Please ask your AGL representative about our other policies.

                              ACCUMULATION VALUE

   Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 47 under "Statutory premium tax charge" (or "Tax charge back" if you are a resident of Oregon when you purchase your Policy) and "Premium expense charge." We invest the rest in one or more of the investment options listed in the chart on page 18 of this prospectus, as well as the Fixed Account. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

   Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease in accordance with the investment experience of the Fund. Your accumulation value will also be reduced by Fund charges and certain other charges that we deduct from your Policy. We describe these charges beginning on page 47 under "Charges Under the Policy."

   You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative or from the Administrative Center. See "Contact Information" on page 5.

   We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 50. The "daily charge" described on page 47 and the fees and expenses of the Funds discussed on page 15 do not apply to the Fixed Account.

   Policies are "non-participating." You will not be entitled to any dividends from AGL.

                        POLICY LAPSE AND REINSTATEMENT

   While the guarantee period benefit is in force, your Policy will not enter a grace period or terminate. You must, however, pay the monthly guarantee premiums.

   After the guarantee period benefit expires, if your Policy's cash surrender value falls to an amount insufficient to cover the monthly charges, you must pay additional premium in order to keep your Policy in force. We will notify you by letter that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. You are not required to repay any outstanding Policy loan in order to reinstate your Policy. If the last surviving contingent insured dies during the grace period we will pay the death benefit reduced by the charges that are owed at the time of death. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within five years (or, if earlier, before the Policy's maturity date), and you must present evidence that each contingent insured who was living when the policy lapsed is still living and meets our requirements for issuing coverage. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

                          FEDERAL TAX CONSIDERATIONS

   Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

   Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

TAX EFFECTS

   This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your Policy based on your individual factual situation.

   General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Code and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under
Section 817(h) of the Code. We believe that the Policy will meet these requirements at issue and that:

   . the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

   . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

   Although AGL believes that the Policies are in compliance with Section 7702 of the Code at issue, the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like the Survivor Advantage Policies, will meet the Section 7702 definition of a life insurance contract.

   The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract," explained in the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

   Testing for modified endowment contract status. The Code provides for a "SEVEN-PAY TEST." This test determines if your Policy will be a "modified endowment contract."

   If, at any time during the first seven Policy years:

   .   you have paid a cumulative amount of premiums;

   . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

   . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

   then your Policy will be a modified endowment contract.

   Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount, and certain other changes.

   If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

   We will monitor your Policy and attempt to notify you on a timely basis to prevent additional premium payments from causing your Policy to become a modified endowment contract.

   A life insurance policy that is received in a tax free Section 1035 exchange (of the Code) for a modified endowment contract will also be considered a modified endowment contract.

   Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

   Policy changes and extending coverage. We will not permit a change to your Policy that would result in the Policy not meeting the definition of life insurance under Section 7702 of the Internal Revenue Code. The 2001 CSO Mortality Tables provide a stated termination date of age 121. The "Option to extend coverage" described on page 42 allows you to continue your Policy beyond the insured person's age 121. The tax consequences of extending the maturity date beyond age 121 termination date of the 2001 CSO Mortality Tables are unclear. You should consult your personal tax advisor about the effect of any change to your policy as it relates to Section 7702 and the termination date of the Mortality Tables.

   Rider benefits. We believe that premium payments and any benefits or other benefits to be paid under any rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes.

However, the tax law related to rider benefits is complex and some uncertainty exists. You should consult a qualified tax adviser regarding any rider you may purchase.

   Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the contingent insured's lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

   After the first 14 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 14 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

   On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a Policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

   Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while either contingent insured is still living will be taxed on an "income-first" basis. Distributions:

   . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

   . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

   . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

   For modified endowment contracts, your basis:

   .   is similar to the basis described above for other policies; and

   . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

   A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

   .   to taxpayers 59 1/2 years of age or older;

   .   in the case of a disability (as defined in the Code); or

   . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

   If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

   Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

   Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

   Taxation of Exchange Option . You can split the Policy into two other single life insurance policies under some circumstances. A policy split could have adverse tax consequences if it is not treated as a nontaxable exchange under
Section 1035 of the Code. This could include, among other things, recognition as taxable income on amounts up to any gain in the Policy at the time of the exchange.

   Diversification and investor control. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the last surviving contingent insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we will enter into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

   The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

   Estate and generation skipping taxes. If the last surviving contingent insured is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the last surviving contingent insured, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

   The enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 (P.L. 107-16) (the "2001 Act") brought significant change to the transfer tax system, the most notable being the repeal of the estate and generation-skipping transfer (GST) taxes in 2010. Prior to repeal, a number of modifications are made to the maximum estate tax rate and the estate and gift tax applicable exclusion amounts. The 2001 Act increases the estate tax applicable exclusion amount to $2.0 million for decedents dying in 2008. In order to comply with the Congressional Budget Act of 1974, the 2001 Act provides that all provisions of, and amendments made by, the 2001 Act will not apply to estates of decedents dying, gifts made, or generation-skipping transfers, after December 31, 2010. Unless Congress acts affirmatively in the interim, the Code will thereafter be applied and administered as if these provisions had not been enacted.

   As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $2.0 million in 2008. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

   The particular situation of each Policy owner, contingent insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

   Life insurance in split dollar arrangements. The IRS and Treasury issued final regulations on split dollar life insurance arrangements September 11, 2003. The final regulations substantially adopted prior proposed regulations.

   In general, a split dollar insurance arrangement involves two parties agreeing to split the premium and/or benefits of a life insurance policy. These arrangements are often used as a type of employee compensation or for making gifts among family members. The regulations provide two mutually exclusive regimes for taxing split dollar life insurance arrangements: the "economic benefit" regime and the "loan" regime. The economic benefit regime, under which the non-owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar life insurance arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. These final regulations apply to any split dollar life insurance arrangement entered into after September 17, 2003. Additionally, these regulations apply to any split dollar life insurance arrangements entered into before September 17, 2003, if the arrangement is materially modified after September 17, 2003.

   In addition, it should be noted that split dollar arrangements characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits loans from companies publicly traded in the United States to their executives and officers. The status of split dollar arrangement under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

   Purchasers of life insurance policies are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from a split dollar arrangement.

   Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

   The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (sometimes referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan. The rules for determining "P.S. 58" costs are currently provided under Notice 2002-8, I.R.B. 2002-1 CB 398.

   There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

   Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with both contingent insured's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

   ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

   Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

   We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

   Certain Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

   When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

   In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

   Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the contingent insureds or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                               LEGAL PROCEEDINGS

   AGL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AGL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AGL's results of operations, cash flows and financial position.

                             FINANCIAL STATEMENTS

   The Financial Statements of AGL and the Separate Account can be found in the SAI. You may obtain a free copy of these Financial Statements if you write us at our Administrative Center at VUL Administration, P.O. Box 4880, Houston, Texas 77210-4880, or call us at 1-800-340-2765.

   This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                      INDEX OF SPECIAL WORDS AND PHRASES

                                                                        PAGE TO
                                                                    SEE IN THIS
   DEFINED TERM                                                      PROSPECTUS
   ------------                                                     -----------

   accumulation value..............................................           8
   Administrative Center...........................................           5
   automatic rebalancing...........................................          31
   base coverage...................................................          26
   basis...........................................................          54
   beneficiary.....................................................          44
   cash surrender value............................................           7
   cash value accumulation test....................................          25
   close of business...............................................          36
   Code............................................................           9
   Contact Information.............................................           5
   contingent insured..............................................           6
   cost of insurance rates.........................................          48
   daily charge....................................................          47
   date of issue...................................................          36
   death benefit...................................................           6
   dollar cost averaging...........................................          30
   Fixed Account...................................................          22
   free look.......................................................           8
   full surrender..................................................           7
   Fund, Funds.....................................................           6
   grace period....................................................           9
   guarantee period benefit........................................          23
   guideline premium test..........................................          26
   investment options..............................................          51
   lapse...........................................................           9
   loan (see "Policy loans" in this Index).........................           7
   loan interest...................................................          49
   maturity date...................................................          42
   modified endowment contract.....................................          52
   monthly deduction day...........................................          36
   monthly guarantee premium.......................................          28
   monthly insurance charge........................................          48
   net amount at risk..............................................          13
   Option 1, Option 2, Option 3....................................           6

                      INDEX OF SPECIAL WORDS AND PHRASES

                                                                        PAGE TO
                                                                    SEE IN THIS
   DEFINED TERM                                                      PROSPECTUS
   ------------                                                     -----------

   partial surrender...............................................          40
   payment options.................................................          43
   planned periodic premiums.......................................          28
   Policy loans....................................................          41
   Policy month....................................................          36
   Policy year.....................................................          36
   preferred loan..................................................          42
   premium class...................................................          46
   premium payments................................................          27
   reinstate, reinstatement........................................          51
   required minimum death benefit..................................          25
   required minimum death benefit percentage.......................          25
   Separate Account VL-R...........................................          16
   seven-pay test..................................................          52
   specified amount................................................           6
   supplemental coverage...........................................          26
   transfers.......................................................           7
   valuation date..................................................          36
   valuation period................................................          36
   variable investment options.....................................          18

                  THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

[LOGO OF AIG(R) AMERICAN GENERAL]                               PRIVACY NOTICE

--------------------------------------------------------------------------------

AIG American General knows that your privacy is important. You have received this notice as required by law and because you are now or may be a customer of one of our companies. This notice will advise you of the types of Nonpublic Personal Information we collect, how we use it, and what we do to protect your privacy.

"Nonpublic Personal Information" refers to personally identifiable information that is not available to the public.

"Employees, Representatives, Agents, and Selected Third Parties" refers to individuals or entities who act on our behalf.

..   Our Employees, Representatives, Agents, and Selected Third Parties may
    collect Nonpublic Personal Information about you, including information:

   .   Given to us on applications or other forms;

   .   About transactions with us, our affiliates, or third parties;

   . From others, such as credit reporting agencies, employers, and federal and state agencies.

..   The types of Nonpublic Personal Information we collect depends on the products we offer to you and may include your: name; address; Social Security Number; account balances; income; assets; insurance premiums; coverage and beneficiaries; credit reports; marital status; and payment history. We may also collect Nonpublic Personal Health Information, such as medical reports, to underwrite insurance policies, process claims, or for other related functions.

..   We restrict access to Nonpublic Personal Information to those Employees,
    Representatives, Agents, or Selected Third Parties who provide products or services to you and who have been trained to handle Nonpublic Personal Information as described in this Notice.

..   We have policies and procedures that direct our Employees, Representatives,
    Agents and Selected Third Parties acting for us, on how to protect and use Nonpublic Personal Information.

..   We have physical, electronic, and procedural safeguards in place that were designed to protect Nonpublic Personal Information.

..   We do not share Nonpublic Personal Information about you except as allowed by law.

..   We may disclose all types of Nonpublic Personal Information that we collect, including information regarding your transactions or experiences with us, when needed, to:

    (i)Our Employees, Representatives, Agents, and Selected Third Parties, as permitted by law; or

   (ii)other organizations with which we have joint marketing agreements as permitted by law.

..   The types of companies and persons to whom we may disclose Nonpublic
    Personal Information as permitted by law include: banks; attorneys; trustees; third-party administrators; insurance agents; insurance companies; insurance support organizations; credit reporting agencies; registered broker-dealers; auditors; regulators; and reinsurers.

..   We do not share your Nonpublic Personal Health Information unless authorized by you or allowed by law.

..   Our privacy policy applies, to the extent required by law, to our agents and representatives when they are acting on behalf of AIG American General.

..   You will be notified if our privacy policy changes.

..   Our privacy policy applies to current and former customers.

THIS PRIVACY NOTICE IS PROVIDED FOR YOUR INFORMATION ONLY. YOU DO NOT NEED TO CALL OR TAKE ANY ACTION.

--------------------------------------------------------------------------------

This Privacy Notice is provided on behalf of the following companies:

AGC Life Insurance Company, AIG Life Insurance Company of Puerto Rico, AIG Life Insurance Company, AIG Life of Bermuda, Ltd., AIG Premier Insurance Company, AIG Worldwide Life Insurance of Bermuda, Ltd, American General Assurance Company, American General Equity Services Corporation, American General Indemnity Company, American General Life and Accident Insurance Company, American General Life Insurance Company, American General Property Insurance Company of Florida, American General Property Insurance Company, American International Life Assurance Company of New York, Delaware American Life Insurance Company, Pacific Union Assurance Company, The United States Life Insurance Company in the City of New York.

CALIFORNIA, NEW MEXICO AND VERMONT RESIDENTS ONLY:

Following the law of your state, we will not disclose nonpublic personal financial information about you to nonaffiliated third parties (other than as permitted by law) unless you authorize us to make that disclosure. Your authorization must be in writing. If you wish to authorize us to disclose your nonpublic personal financial information to nonaffiliated third parties, you may write to us at: American General Service Center, P.O. Box 4373, Houston, Texas 77210-4373.

(C) 2008 American International Group, Inc. All rights reserved.

AGLC0375-STF                                                           REV0208

                                   [GRAPHIC]

Easy & Convenient

With e-Service from AIG American General/1/, you have access to the most up-to-date policy information, 24 hours a day, 7 days a week. And with e-Delivery/2/, you can choose to be notified via e-mail that certain regulatory documents are available online for you to view, eliminating the clutter of large, bulky mailings.

Need more information? Call our e-Service Customer Service Center at 800-340-2765 between 7:00 a.m. and 6:00 p.m. Central Time, Monday through Friday.

Visit www.aigag.com and click on the link to sign up for e-Service and e-Delivery!

                              [LOGO OF ESERVICE]
                                 www.aigag.com

/1/ AIG American General, www.aigag.com, is the marketing name for the insurance companies and affiliates of American International Group, Inc.
     (AIG), which comprise AIG's Domestic Life Insurance Operations, including American General Life Insurance Company. AIG does not underwrite any insurance products referenced herein.

/2/  Not available for all products.

American General Life Insurance Company

A subsidiary of American International Group, Inc.

VUL Administration, P.O. Box 4880, Houston, Texas, 77210-4880

www.aigag.com

Variable universal life insurance policies issued by American General Life Insurance Company and distributed by American General Equity Services Corporation, member FINRA and a subsidiary of American International Group, Inc. American General Life Insurance Company does not solicit business in the state of New York. Policies and riders not available in all states.

(C) 2008 American International Group, Inc. All rights reserved.

AGLC101116 REV0408

THE STRENGTH TO BE THERE.(R)                  [LOGO of AIG(R) American General]

                  THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

[LOGO] AIG AMERICAN GENERAL

For additional information about the Survivor Advantage(SM)          For E-SERVICE and
Policies and the Separate Account, you may request a copy        E-DELIVERY, or to view and
of the Statement of Additional Information (the "SAI"),             Print Policy or Fund
dated December 9, 2008. We have filed the SAI with the SEC        prospectuses visit us at
and have incorporated it by reference into this prospectus.            WWW.AIGAG.COM
You may obtain a free copy of the SAI and the Policy or
Fund prospectuses if you write us at our Administrative
Center, which is located at VUL Administration,
P.O. Box 4880, Houston, Texas 77210-4880 or call us at
1-800-340-2765. You may also obtain the SAI from an
insurance representative through which the Policies may be
purchased. Additional information about the Survivor
Advantage Policies, including personalized illustrations of
death benefits, cash surrender values, and cash values is
available without charge to individuals considering
purchasing a Policy, upon request to the same address or
phone number printed above. We may charge current Policy
owners $25 per illustration if they request more than one
personalized illustration in a Policy year.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Office of Investor Education and Advocacy in Washington, D.C.
Inquiries on the operations of the Office of Investor
Education and Advocacy may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Office of Investor Education and Advocacy of the SEC, 100 F
Street N.E., Washington, D.C. 20549.

Policies issued by:
AMERICAN GENERAL LIFE INSURANCE COMPANY
A subsidiary of American International Group, Inc. ("AIG")
2727-A Allen Parkway, Houston, TX 77019

SURVIVOR ADVANTAGE JOINT AND LAST SURVIVOR FLEXIBLE PREMIUM
VARIABLE
UNIVERSAL LIFE INSURANCE
Policy Form Number 08921

Not available in the state of New York

DISTRIBUTED BY AMERICAN GENERAL EQUITY SERVICES CORPORATION
Member FINRA
A subsidiary of American International Group, Inc.
                                                                           [LOGO]
The underwriting risks, financial obligations and support          INSURANCE MARKETPLACE
functions associated with the products issued by American          STANDARDS ASSOCIATION
General Life Insurance Company ("AGL") are its
responsibility. AIG does not underwrite any insurance
policy described by this prospectus. AGL is responsible for   Membership in IMSA applies only
its own financial condition and contractual obligations.     to American General Life Insurance
AGL does not solicit business in the state of New York. The  Company and not to its products.
Policies are not available in all states.

(C) 2008 American International Group, Inc. All rights             ICA File No. 811-08561
reserved

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R

                            SURVIVOR ADVANTAGE(SM)

                   JOINT AND LAST SURVIVOR FLEXIBLE PREMIUM
                  VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                   ISSUED BY

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                         VUL ADMINISTRATION DEPARTMENT

                   P.O. BOX 4880, HOUSTON, TEXAS 77210-4880

  TELEPHONE: 1-800-340-2765; 1-713-831-3443; HEARING IMPAIRED: 1-888-436-5256

                      STATEMENT OF ADDITIONAL INFORMATION

                            DATED DECEMBER 9, 2008

   This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for American General Life Insurance Company Separate Account VL-R (the "Separate Account" or "Separate Account VL-R") dated December 9, 2008, describing the Survivor Advantage(SM) joint and last survivor flexible premium variable universal life insurance policies (the "Policy" or "Policies"). The prospectus sets forth information that a prospective investor should know before investing. For a copy of the prospectus, and any prospectus supplements, contact American General Life Insurance Company ("AGL") at the address or telephone numbers given above. Each term used in this SAI that is defined in the related prospectus has the same meaning as the prospectus' definition.

                               TABLE OF CONTENTS

GENERAL INFORMATION........................................................  3

   AGL.....................................................................  3
   Separate Account VL-R...................................................  3

SERVICES...................................................................  3

DISTRIBUTION OF THE POLICIES...............................................  4

PERFORMANCE INFORMATION....................................................  6

ADDITIONAL INFORMATION ABOUT THE POLICIES..................................  6

       Gender neutral policies.............................................  6
       Cost of insurance rates.............................................  7
       Certain arrangements................................................  7
   More About the Fixed Account............................................  7
       Our general account.................................................  7
       How we declare interest.............................................  7
   Adjustments to Death Benefit............................................  7
       Suicide.............................................................  7
       Wrong age or gender.................................................  8
       Death during grace period...........................................  8

ACTUARIAL EXPERT...........................................................  8

MATERIAL CONFLICTS.........................................................  8

FINANCIAL STATEMENTS.......................................................  9

   Separate Account Financial Statements...................................  9
   AGL Financial Statements................................................  9

INDEX TO FINANCIAL STATEMENTS..............................................  9

   Separate Account VL-R Financial Statements..............................  9
   AGL Consolidated Financial Statements................................... 10

                              GENERAL INFORMATION

AGL

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services and asset management in the United States and internationally. AIG American General is a marketing name of AGL and its affiliates. The commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

   AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

SEPARATE ACCOUNT VL-R

   We hold the Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

   For record keeping and financial reporting purposes, Separate Account VL-R is divided into 74 separate "divisions," 47 of which are available under the Policies offered by the Policy prospectus as variable "investment options." All of these 47 divisions and the remaining 27 divisions are offered under other AGL policies. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds.

   The assets in Separate Account VL-R are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners. We act as custodian for the Separate Account's assets.

                                   SERVICES

   AGL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. AGL and AGLC are each indirect wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to AGL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2007, 2006 and 2005, AGL paid AGLC for these services $367,979,145, $340,329,330 and $317,771,939, respectively.

   We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.

                         DISTRIBUTION OF THE POLICIES

   American General Equity Services Corporation ("AGESC"), 2727-A Allen Parkway, 2-G7, Houston, Texas 77019, a Delaware corporation and a direct wholly-owned subsidiary of AGL, is the principal underwriter and distributor of the Policies for the Separate Account under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the Financial Industry Regulatory Authority ("FINRA"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Policies.

   The Policies are offered on a continuous basis.

   We and AGESC have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable universal life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of FINRA.

   We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

   . 90% of the premiums received in the first Policy year up to a "target premium";

   . 3% of the premiums up to the target premium received in each of Policy years 2 through 10;

   . 3% of the premiums in excess of the target premium received in each of Policy years 1 through 10;

   . 0.25% annually of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 2 through 10;

   . 0.15% annually of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 11 through 20;

   . a comparable amount of compensation to broker-dealers or banks with respect to any increase in the specified amount of coverage that you request; and

   . any amounts that we may pay for broker-dealers or banks expense allowances, bonuses, wholesaler fees, training allowances or additional compensation for the Policies.

   The greater the percentage of supplemental coverage the owner selects when applying for a Policy or for future increases to the specified amount, the less compensation we would pay either for the sale of the Policy or for any additional premiums received during the first 10 Policy years (we do not pay compensation for premiums we receive after the 10th Policy year). We will pay the maximum level of compensation if the owner chooses 100% base coverage.

   At our discretion, we may pay additional first Policy year commissions to any broker-dealer or bank for sales conducted by a particular registered representative of that broker-dealer or bank. We may pay up to a total of 125% of the premiums we receive in the first Policy year.

   The target premium is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. The target premium is also the maximum amount of premium to which the first year commission rate applies. Commissions paid on premiums received in excess of the target premium are paid at the excess rate. The target premium is an amount calculated in accordance with the method of calculation and rates from the AGL target premium schedules. AGL may change the target premium schedules from time to time. The target premium applicable to a particular coverage shall be determined from the schedule in force when the first premium for such coverage is entered as paid in accounting records of AGL.

   If the total amount of premiums paid in the first Policy year (on a per Policy basis) is less than the target premium, premium received at any time through the second Policy year, up to the balance of the first year target premium, will receive the first Policy year 90% commission rate. Any additional premium received in the second Policy year will be treated as second Policy year premium.

   The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

   We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described in your Policy. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

   We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our affiliated broker-dealers and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

                            PERFORMANCE INFORMATION

   From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

   We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

   We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                   ADDITIONAL INFORMATION ABOUT THE POLICIES

   Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer policies for sale in situations which, under current law, require gender-neutral premiums or benefits. However, we offer Survivor Advantage(SM) Policies on both a gender-neutral and a sex-distinct basis.

   Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk.

   Certain arrangements. Most of the advisers or administrators of the Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and Policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. Currently, these payments range from 0.15% to 0.35% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. Except for the PIMCO Variable Insurance Trust, these amounts will not be paid by the Funds or Policy owners.

MORE ABOUT THE FIXED ACCOUNT

   Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an annual effective rate of at least 3%.

   Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

ADJUSTMENTS TO DEATH BENEFIT

   Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

   A new two-year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

   Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

   Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                               ACTUARIAL EXPERT

   Actuarial matters have been examined by Wayne A. Barnard who is Senior Vice President of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

                              MATERIAL CONFLICTS

   We are required to track events to identify any material conflicts from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the Funds, AGL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

   .   state insurance law or federal income tax law changes;

   .   investment management of an investment portfolio changes; or

   . voting instructions given by owners of variable universal life insurance Policies and variable annuity contracts differ.

   The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). One or more of the investment portfolios may sell its shares to other investment portfolios. Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

   If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

   When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

                             FINANCIAL STATEMENTS

   PricewaterhouseCoopers LLP ("PwC"), located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, is the independent registered public accounting firm for AGL. AIG uses PwC as its corporate-wide auditing firm.

SEPARATE ACCOUNT FINANCIAL STATEMENTS

   The statement of net assets as of December 31, 2007 and the related statement of operations for the year then ended and statements of changes in net assets for the two years then ended December 31, 2007 of the Separate Account, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AGL FINANCIAL STATEMENTS

   The consolidated balance sheets of AGL as of December 31, 2007 and 2006 and the related consolidated statements of income, shareholder's equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2007, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

   You should consider the financial statements of AGL that we include in this SAI as bearing on the ability of AGL to meet its obligations under the Policies.

I. Separate Account VL-R Financial Statements                        Page

Report of PricewaterhouseCoopers LLP, Independent Registered Public
  Accounting Firm................................................... VL-R -  1
Statement of Net Assets as of December 31, 2007..................... VL-R -  2
Statement of Operations for the year ended December 31, 2007........ VL-R -  4
Statement of Changes in Net Assets for the years ended December 31,
  2007 and 2006..................................................... VL-R -  6
Notes to Financial Statements....................................... VL-R - 23

II. AGL Consolidated Financial Statements                                 Page

Report of PricewaterhouseCoopers LLP, Independent Registered Public
  Accounting Firm........................................................ 1
Consolidated Balance Sheets as of December 31, 2007 and 2006............. 2
Consolidated Statements of Income for the years ended
     December 31, 2007, 2006 and 2005.................................... 4
Consolidated Statements of Shareholder's Equity for the years ended
     December 31, 2007, 2006 and 2005.................................... 5
Consolidated Statements of Comprehensive Income for the years ended
     December 31, 2007, 2006 and 2005.................................... 6
Consolidated Statements of Cash Flows for the years ended
     December 31, 2007, 2006 and 2005.................................... 7
Notes to Consolidated Financial Statements............................... 9

[LOGO OF AIG(R) AMERICAN GENERAL]

                                               Variable Universal Life Insurance
                                                           Separate Account VL-R

                                                                            2007

                                                                   Annual Report

                                                               December 31, 2007

                                         American General Life Insurance Company
                              A subsidiary of American International Group, Inc.

[LOGO] PRICEWATERHOUSECOOPERS LLP

                                                      PricewaterhouseCoopers LLP
                                                      1201 Louisiana
                                                      Suite 2900
                                                      Houston TX 77002-5678
                                                      Telephone (713) 356 4000
                                                      Facsimile (713) 356 4717

             Report of Independent Registered Public Accounting Firm

To the Board of Directors of American General Life Insurance Company and Policy Owners of American General Life Insurance Company Separate Account VL-R

In our opinion, the accompanying statement of net assets, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the Divisions of American General Life Insurance Company Separate Account VL-R (the "Separate Account") listed in Note A at December 31, 2007, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the investment companies, provide a reasonable basis for our opinion.


PRICEWATERHOUSECOOPERS LLP

April 4, 2008

                                     VL-R-1

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF NET ASSETS
December 31, 2007

                                                                              Investment   Due from (to) American
                                                                            securities-at  General Life Insurance
Divisions                                                                    fair value          Company            Net Assets
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund - Series I                                         $12,809,788            $(2)           $12,809,786
AIM V.I. International Growth Fund - Series I                                 15,460,193              1             15,460,194
AIM V.I. Premier Equity Fund - Series I                                               --             --                      -
Alger American Leveraged AllCap Portfolio - Class O Shares                     4,159,191             (1)             4,159,190
Alger American MidCap Growth Portfolio - Class O Shares                        2,998,843              2              2,998,845
American Century VP Value Fund - Class I                                      17,520,739             (2)            17,520,737
Credit Suisse Small Cap Core I Portfolio                                       1,960,061             --              1,960,061
Dreyfus IP MidCap Stock Portfolio - Initial Shares                             5,112,151             (2)             5,112,149
Dreyfus VIF Developing Leaders Portfolio - Initial Shares                     10,184,496             --             10,184,496
Dreyfus VIF Quality Bond Portfolio - Initial Shares                            8,761,456              1              8,761,457
Fidelity VIP Asset Manager Portfolio - Service Class 2                         6,293,966             --              6,293,966
Fidelity VIP Contrafund Portfolio - Service Class 2                           40,498,625             (1)            40,498,624
Fidelity VIP Equity-Income Portfolio - Service Class 2                        22,385,661             --             22,385,661
Fidelity VIP Freedom 2020 Portfolio - Service Class 2                             48,975             --                 48,975
Fidelity VIP Freedom 2025 Portfolio - Service Class 2                            114,178             --                114,178
Fidelity VIP Freedom 2030 Portfolio - Service Class 2                            343,333             --                343,333
Fidelity VIP Growth Portfolio - Service Class 2                               18,225,935             --             18,225,935
Fidelity VIP Mid Cap Portfolio - Service Class 2                               9,301,855              1              9,301,856
Franklin Templeton Franklin Small Cap Value Securities Fund - Class 2          7,938,200             (1)             7,938,199
Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund - Class 2       107,538             --                107,538
Franklin Templeton Franklin U.S. Government Fund - Class 2                     3,954,018             --              3,954,018
Franklin Templeton Mutual Shares Securities Fund - Class 2                    11,699,219             --             11,699,219
Franklin Templeton Templeton Foreign Securities Fund - Class 2                 9,120,870             --              9,120,870
Goldman Sachs VIT Capital Growth Fund - Institutional Shares                   7,402,983             --              7,402,983
Janus Aspen International Growth Portfolio - Service Shares                   18,123,103              1             18,123,104
Janus Aspen Mid Cap Growth Portfolio - Service Shares                          4,419,562             --              4,419,562
Janus Aspen Worldwide Growth Portfolio - Service Shares                        5,487,579             (1)             5,487,578
JPMorgan Mid Cap Value Portfolio                                               3,354,351             (1)             3,354,350
JPMorgan Small Company Portfolio                                               2,933,354              1              2,933,355
MFS VIT Core Equity Series - Initial Class                                     4,819,571             (2)             4,819,569
MFS VIT Emerging Growth Series - Initial Class                                13,853,558             --             13,853,558
MFS VIT New Discovery Series - Initial Class                                   4,103,205             (1)             4,103,204
MFS VIT Research Series - Initial Class                                        2,670,367             --              2,670,367
MFS VIT Total Return Series - Initial Class                                      732,615              1                732,616
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I                        7,993,479             (1)             7,993,478
Neuberger Berman AMT Partners Portfolio - Class I                                109,318             --                109,318
Oppenheimer Balanced Fund/VA - Non-Service Shares                              1,735,592             --              1,735,592
Oppenheimer Global Securities Fund/VA - Non-Service Shares                     6,388,989             --              6,388,989
Oppenheimer High Income Fund/VA - Non-Service Shares                             102,935             --                102,935
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class        1,745,658             --              1,745,658
PIMCO VIT Real Return Portfolio - Administrative Class                        13,945,201             (1)            13,945,200
PIMCO VIT Short-Term Portfolio - Administrative Class                          5,644,866             (1)             5,644,865
PIMCO VIT Total Return Portfolio - Administrative Class                       26,311,467             (1)            26,311,466
Pioneer Fund VCT Portfolio - Class I                                           3,269,524             --              3,269,524
Pioneer Growth Opportunities VCT Portfolio - Class I                           4,358,611             (2)             4,358,609
Pioneer Mid Cap Value VCT Portfolio - Class I                                    231,958             (1)               231,957
Putnam VT Diversified Income Fund - Class IB                                   7,726,077             (1)             7,726,076
Putnam VT Growth and Income Fund - Class IB                                   15,764,721             --             15,764,721
Putnam VT International Growth and Income Fund - Class IB                      9,971,671             --              9,971,671
Putnam VT Small Cap Value Fund - Class IB                                        334,860             --                334,860
Putnam VT Vista Fund - Class IB                                                  180,000              1                180,001
Putnam VT Voyager Fund - Class IB                                                391,551             --                391,551
SunAmerica Aggressive Growth Portfolio - Class 1                               1,114,548             (1)             1,114,547

                             See accompanying notes.

                                    VL-R-2

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF NET ASSETS - CONTINUED
December 31, 2007

                                                                              Investment   Due from (to) American
                                                                            securities-at  General Life Insurance
Divisions                                                                    fair value          Company            Net Assets
------------------------------------------------------------------------------------------------------------------------------
SunAmerica Balanced Portfolio - Class 1                                      $ 1,426,514            $--            $ 1,426,514
UIF Equity Growth Portfolio - Class I Shares                                   4,374,641             --              4,374,641
UIF High Yield Portfolio - Class I Shares                                      1,922,402             (1)             1,922,401
VALIC Company I International Equities Fund                                    3,830,280             (2)             3,830,278
VALIC Company I Mid Cap Index Fund                                            17,965,548             (2)            17,965,546
VALIC Company I Money Market I Fund                                           31,140,970             (1)            31,140,969
VALIC Company I Nasdaq-100 Index Fund                                          3,612,573              2              3,612,575
VALIC Company I Science & Technology Fund                                      1,587,139              1              1,587,140
VALIC Company I Small Cap Index Fund                                           6,791,572             --              6,791,572
VALIC Company I Stock Index Fund                                              33,130,056              1             33,130,057
Van Kampen LIT Government Portfolio - Class I                                    127,597             --                127,597
Van Kampen LIT Growth and Income Portfolio - Class I                          12,520,025             --             12,520,025
Van Kampen LIT Strategic Growth Portfolio - Class I                               51,876             --                 51,876
Vanguard VIF High Yield Bond Portfolio                                         5,933,264             (2)             5,933,262
Vanguard VIF REIT Index Portfolio                                             14,880,663             (2)            14,880,661

                             See accompanying notes.

                                    VL-R-3

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

                                   A              B          A+B=C          D              E               F           C+D+E+F
                                                                                                      Net change       Increase
                                            Mortality and                                            in unrealized  (decrease) in
                               Dividends    expense risk      Net      Net realized  Capital gain    appreciation     net assets
                                 from            and       investment   gain (loss)  distributions  (depreciation)    resulting
                                mutual     administrative    income         on        from mutual         of             from
Divisions                        funds         charges       (loss)    investments       funds        investments     operations
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund -
   Series I                    $  143,521    $ (95,163)    $  48,358   $   314,674    $       --     $   609,077     $   972,109
AIM V.I. International Growth
   Fund - Series I                 62,182      (98,597)      (36,415)    1,022,889            --         717,369       1,703,843
AIM V.I. Premier Equity Fund
   - Series I                          --           --            --            --            --              --              --
Alger American Leveraged
   AllCap Portfolio - Class O
   Shares                              --      (21,772)      (21,772)      189,058            --         661,123         828,409
Alger American MidCap Growth
   Portfolio - Class O Shares          --      (16,115)      (16,115)       45,949       292,506         281,764         604,104
American Century VP Value
   Fund - Class I                 282,383     (132,803)      149,580       221,659     1,464,353      (2,955,738)     (1,120,146)
Credit Suisse Small Cap Core
   I Portfolio                         --      (13,702)      (13,702)       25,174            --         (45,816)        (34,344)
Dreyfus IP MidCap Stock
   Portfolio - Initial Shares      22,381      (38,659)      (16,278)       75,090       635,896        (651,878)         42,830
Dreyfus VIF Developing
   Leaders Portfolio -
   Initial Shares                  84,297      (80,839)        3,458        61,531     1,473,816      (2,874,673)     (1,335,868)
Dreyfus VIF Quality Bond
   Portfolio - Initial Shares     419,223      (62,332)      356,891       (24,019)           --         (89,867)        243,005
Fidelity VIP Asset Manager
   Portfolio - Service
   Class 2                        341,082      (44,790)      296,292       276,877       165,452         161,035         899,656
Fidelity VIP Contrafund
   Portfolio - Service
   Class 2                        286,799     (258,010)       28,789     1,306,223     9,797,857      (5,568,254)      5,564,615
Fidelity VIP Equity-Income
   Portfolio - Service
   Class 2                        375,809     (157,419)      218,390       544,838     1,895,188      (2,548,652)        109,764
Fidelity VIP Freedom 2020
   Portfolio - Service
   Class 2                            928         (239)          689         2,068         1,327          (1,799)          2,285
Fidelity VIP Freedom 2025
   Portfolio - Service
   Class 2                          2,212         (646)        1,566         2,064         3,496             939           8,065
Fidelity VIP Freedom 2030
   Portfolio - Service
   Class 2                          6,406       (1,727)        4,679         4,105        11,619          (1,943)         18,460
Fidelity VIP Growth
   Portfolio - Service
   Class 2                         59,237     (112,677)      (53,440)      463,348        11,419       3,246,459       3,667,786
Fidelity VIP Mid Cap
   Portfolio - Service
   Class 2                         40,004      (56,371)      (16,367)       69,174       651,238         313,822       1,017,867
Franklin Templeton Franklin
   Small Cap Value Securities
   Fund - Class 2                  64,714      (65,872)       (1,158)      372,762       665,442      (1,399,349)       (362,303)
Franklin Templeton Franklin
   Small-Mid Cap Growth
   Securities Fund - Class 2           --         (846)         (846)        5,436         8,025          (1,643)         10,972
Franklin Templeton Franklin
   U.S. Government Fund -
   Class 2                        453,592      (67,006)      386,586      (101,810)           --         215,839         500,615
Franklin Templeton Mutual
   Shares Securities Fund -
   Class 2                        263,606     (127,675)      135,931     2,897,123       645,392      (3,207,198)        471,248
Franklin Templeton Templeton
   Foreign Securities Fund -
   Class 2                        292,011     (104,966)      187,045     3,789,292       666,042      (2,617,503)      2,024,876
Goldman Sachs VIT Capital
   Growth Fund -
   Institutional Shares            13,585      (31,961)      (18,376)      112,895            --         581,742         676,261
Janus Aspen International
   Growth Portfolio - Service
   Shares                          67,459     (101,877)      (34,418)    1,247,694            --       2,217,594       3,430,870
Janus Aspen Mid Cap Growth
   Portfolio - Service Shares       2,804      (28,143)      (25,339)      213,905        21,785         523,137         733,488
Janus Aspen Worldwide Growth
   Portfolio - Service Shares      30,946      (36,986)       (6,040)      143,373            --         242,397         379,730
JPMorgan Mid Cap Value
   Portfolio                       30,995      (24,567)        6,428        43,714       156,357        (142,272)         64,227
JPMorgan Small Company
   Portfolio                          257      (21,700)      (21,443)       39,844       138,101        (366,499)       (209,997)
MFS VIT Core Equity Series -
   Initial Class                   16,315      (33,683)      (17,368)      120,731            --         362,456         465,819
MFS VIT Emerging Growth
   Series - Initial Class              --      (92,828)      (92,828)      387,084            --       2,086,252       2,380,508
MFS VIT New Discovery
   Series - Initial Class              --      (30,375)      (30,375)      155,189       299,872        (345,825)         78,861
MFS VIT Research Series -
   Initial Class                   17,636      (18,274)         (638)      115,761            --         185,491         300,614
MFS VIT Total Return Series -
   Initial Class                   19,718       (5,743)       13,975        13,487        18,853         (19,353)         26,962
Neuberger Berman AMT Mid-Cap
   Growth Portfolio - Class I          --      (39,382)      (39,382)      248,536            --         711,871         921,025
Neuberger Berman AMT Partners
   Portfolio - Class I                685         (821)         (136)        5,703        10,717          (7,137)          9,147
Oppenheimer Balanced Fund/VA
   - Non-Service Shares            36,992      (11,462)       25,530        10,741       115,688        (109,094)         42,865
Oppenheimer Global Securities
   Fund/VA - Non-Service
   Shares                          56,341      (39,329)       17,012       159,906       204,802        (161,617)        220,103
Oppenheimer High Income
   Fund/VA - Non-Service
   Shares                           7,908         (817)        7,091           766            --          (8,614)           (757)
PIMCO VIT CommodityRealReturn
   Strategy Portfolio -
   Administrative Class            37,440       (2,766)       34,674        (1,745)           --          66,558          99,487
PIMCO VIT Real Return
   Portfolio - Administrative
   Class                          605,593      (89,912)      515,681       (84,939)       32,060         772,599       1,235,401
PIMCO VIT Short-Term
   Portfolio - Administrative
   Class                          252,304      (37,295)      215,009        (5,014)           --         (10,116)        199,879
PIMCO VIT Total Return
   Portfolio - Administrative
   Class                        1,169,395     (170,274)      999,121      (120,468)           --       1,028,735       1,907,388

                             See accompanying notes.

                                    VL-R-4

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF OPERATIONS - CONTINUED
For the Year Ended December 31, 2007

                                   A              B          A+B=C          D              E               F           C+D+E+F
                                                                                                      Net change       Increase
                                            Mortality and                                            in unrealized  (decrease) in
                               Dividends    expense risk      Net      Net realized  Capital gain    appreciation     net assets
                                 from            and       investment   gain (loss)  distributions  (depreciation)    resulting
                                mutual     administrative    income         on        from mutual         of             from
Divisions                        funds         charges       (loss)    investments       funds        investments     operations
---------------------------------------------------------------------------------------------------------------------------------
Pioneer Fund VCT Portfolio -
   Class I                     $   41,985    $ (25,151)    $   16,834   $   82,520    $       --     $    44,908     $   144,262
Pioneer Growth Opportunities
   VCT Portfolio - Class I             --      (35,462)       (35,462)      78,216       666,205        (906,723)       (197,764)
Pioneer Mid Cap Value VCT
   Portfolio - Class I              1,302       (1,272)            30        4,642        17,376         (19,223)          2,825
Putnam VT Diversified Income
   Fund - Class IB                543,627      (48,697)       494,930      (83,039)           --         (70,985)        340,906
Putnam VT Growth and Income
   Fund - Class IB                278,107     (118,076)       160,031      996,872     3,195,685      (5,147,478)       (794,890)
Putnam VT International
   Growth and Income Fund -
   Class IB                       166,276      (70,143)        96,133      459,098     1,718,659      (1,716,034)        557,856
Putnam VT Small Cap Value
   Fund - Class IB                  2,292       (3,038)          (746)      10,834        45,838        (109,046)        (53,120)
Putnam VT Vista Fund -
   Class IB                            --       (1,371)        (1,371)       2,615            --           4,177           5,421
Putnam VT Voyager Fund -
   Class IB                            --       (2,980)        (2,980)      14,914            --           6,587          18,521
SunAmerica Aggressive Growth
   Portfolio - Class 1              8,491       (8,743)          (252)      97,725            --        (141,901)        (44,428)
SunAmerica Balanced Portfolio
   - Class 1                       40,190       (9,479)        30,711       23,118            --           4,462          58,291
UIF Equity Growth Portfolio -
   Class I Shares                      --      (30,610)       (30,610)     212,737            --         626,061         808,188
UIF High Yield Portfolio -
   Class I Shares                 121,871      (11,937)       109,934       20,892            --         (76,087)         54,739
VALIC Company I International
   Equities Fund                   89,403      (24,570)        64,833      214,756        74,804        (131,466)        222,927
VALIC Company I Mid Cap Index
   Fund                           211,674     (131,779)        79,895      829,985     1,183,499        (853,133)      1,240,246
VALIC Company I Money Market
   I Fund                       1,463,174     (222,458)     1,240,716           --            --              --       1,240,716
VALIC Company I Nasdaq-100
   Index Fund                       2,506      (27,526)       (25,020)     467,680            --         188,590         631,250
VALIC Company I Science &
   Technology Fund                     --      (10,097)       (10,097)      46,923            --         181,882         218,708
VALIC Company I Small Cap
   Index Fund                      76,142      (48,247)        27,895      431,302       526,218      (1,150,074)       (164,659)
VALIC Company I Stock Index
   Fund                           526,504     (241,956)       284,548    1,689,088     1,634,291      (2,028,953)      1,578,974
Van Kampen LIT Government
   Portfolio - Class I              6,169         (912)         5,257       (1,232)           --           3,601           7,626
Van Kampen LIT Growth and
   Income Portfolio - Class I     206,306      (93,946)       112,360      409,042       482,387        (741,388)        262,401
Van Kampen LIT Strategic
   Growth Portfolio - Class I          24         (394)          (370)       6,064            --           2,016           7,710
Vanguard VIF High Yield
   Bond Portfolio                 355,920      (38,369)       317,551      (12,031)           --        (236,093)         69,427
Vanguard VIF REIT Index
   Portfolio                      313,246     (114,630)       198,616    1,080,608     1,280,223      (5,450,346)     (2,890,899)

                             See accompanying notes.

                                    VL-R-5

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS
For the Years Ended December 31, 2007 and 2006

                                                                                                Divisions
                                                                 -----------------------------------------------------------------
                                                                                   AIM V.I.                         Alger American
                                                                 AIM V.I. Core  International  AIM V.I. Premier    Leveraged AllCap
                                                                 Equity Fund -  Growth Fund -    Equity Fund -   Portfolio - Class O
                                                                    Series I       Series I         Series I            Shares
                                                                 -------------------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                   $    48,358   $    (36,415)    $         --       $   (21,772)
   Net realized gain (loss) on investments                            314,674      1,022,889               --           189,058
   Capital gain distributions from mutual funds                            --             --               --                --
   Net change in unrealized appreciation (depreciation) of
      investments                                                     609,077        717,369               --           661,123
                                                                  -----------   ------------     ------------       -----------
Increase (decrease) in net assets resulting from operations           972,109      1,703,843               --           828,409
                                                                  -----------   ------------     ------------       -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                     1,693,409      1,807,244               --           485,822
   Net transfers from (to) other Divisions or fixed rate option    (1,088,581)     1,825,397               --           832,603
   Internal rollovers                                                      --          2,183               --             1,229
   Cost of insurance and other charges                             (1,315,942)      (991,198)              --          (221,707)
   Administrative charges                                             (65,777)       (83,707)              --           (22,057)
   Policy loans                                                      (138,867)      (166,716)              --            (3,372)
   Death benefits                                                     (30,316)       (49,532)              --                (8)
   Withdrawals                                                       (558,613)      (491,866)              --           (28,554)
                                                                  -----------   ------------     ------------       -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                    (1,504,687)     1,851,805               --         1,043,956
                                                                  -----------   ------------     ------------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              (532,578)     3,555,648               --         1,872,365
NET ASSETS:
   Beginning of year                                               13,342,364     11,904,546               --         2,286,825
                                                                  -----------   ------------     ------------       -----------
   End of year                                                    $12,809,786   $ 15,460,194     $         --       $ 4,159,190
                                                                  ===========   ============     ============       ===========
For the Year Ended December 31, 2006

OPERATIONS:
   Net investment income (loss)                                   $     9,689   $     43,661     $    105,168       $   (11,375)
   Net realized gain (loss) on investments                             23,101        834,180        1,344,830            29,495
   Capital gain distributions from mutual funds                            --             --               --                --
   Net change in unrealized appreciation (depreciation) of
      investments                                                   1,035,524      1,524,936         (774,690)          256,959
                                                                  -----------   ------------     ------------       -----------
Increase (decrease) in net assets resulting from operations         1,068,314      2,402,777          675,308           275,079
                                                                  -----------   ------------     ------------       -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                     1,320,405      1,531,993          651,935           530,629
   Net transfers from (to) other Divisions or fixed rate option    12,882,196      1,945,861      (13,314,453)          616,919
   Internal rollovers                                                     190          2,416               --             2,615
   Cost of insurance and other charges                               (956,724)      (819,984)        (477,989)         (145,783)
   Administrative charges                                             (53,941)       (66,896)         (25,861)          (26,555)
   Policy loans                                                      (217,297)      (217,456)         (58,474)          (12,093)
   Death benefits                                                     (94,289)      (109,287)          (1,256)               --
   Withdrawals                                                       (606,490)      (596,985)        (276,220)           (6,097)
                                                                  -----------   ------------     ------------       -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                    12,274,050      1,669,662      (13,502,318)          959,635
                                                                  -----------   ------------     ------------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            13,342,364      4,072,439      (12,827,010)        1,234,714
NET ASSETS:
   Beginning of year                                                       --      7,832,107       12,827,010         1,052,111
                                                                  -----------   ------------     ------------       -----------
   End of year                                                    $13,342,364   $ 11,904,546     $         --       $ 2,286,825
                                                                  ===========   ============     ============       ===========

                            See accompanying notes.

                                    VL-R-6

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                         Divisions
                                                         -----------------------------------------------------------------------
                                                          Alger American                                           Dreyfus IP
                                                           MidCap Growth      American Century    Credit Suisse    MidCap Stock
                                                         Portfolio - Class O   VP Value Fund -  Small Cap Core I   Portfolio -
                                                              Shares               Class I          Portfolio     Initial Shares
                                                         -----------------------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                              $  (16,115)        $   149,580       $  (13,702)       $  (16,278)
   Net realized gain (loss) on investments                       45,949             221,659           25,174            75,090
   Capital gain distributions from mutual funds                 292,506           1,464,353               --           635,896
   Net change in unrealized appreciation (depreciation)
      of investments                                            281,764          (2,955,738)         (45,816)         (651,878)
                                                             ----------         -----------       ----------        ----------
Increase (decrease) in net assets resulting from
   operations                                                   604,104          (1,120,146)         (34,344)           42,830
                                                             ----------         -----------       ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                 439,023           2,625,948          422,172           747,954
   Net transfers from (to) other Divisions or fixed
      rate option                                               405,894             901,597           50,462          (142,221)
   Internal rollovers                                                --               3,208               92               397
   Cost of insurance and other charges                         (222,328)         (1,525,786)        (205,982)         (475,539)
   Administrative charges                                       (23,373)           (134,435)         (21,029)          (36,580)
   Policy loans                                                 (10,721)           (181,986)         (37,687)          (51,945)
   Death benefits                                                  (228)           (149,464)          (1,171)           (2,047)
   Withdrawals                                                  (62,898)           (511,115)         (42,856)         (198,707)
                                                             ----------         -----------       ----------        ----------
Increase (decrease) in net assets resulting from
   principal transactions                                       525,369           1,027,967          164,001          (158,688)
                                                             ----------         -----------       ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       1,129,473             (92,179)         129,657          (115,858)
NET ASSETS:
   Beginning of year                                          1,869,372          17,612,916        1,830,404         5,228,007
                                                             ----------         -----------       ----------        ----------
   End of year                                               $2,998,845         $17,520,737       $1,960,061        $5,112,149
                                                             ==========         ===========       ==========        ==========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                              $  (11,700)        $   100,153       $  (12,061)       $  (16,318)
   Net realized gain (loss) on investments                       45,760             465,305           38,702            76,012
   Capital gain distributions from mutual funds                 233,346           1,341,492               --           785,785
   Net change in unrealized appreciation (depreciation)
      of investments                                           (116,555)            777,086           12,446          (516,371)
                                                             ----------         -----------       ----------        ----------
Increase (decrease) in net assets resulting from
   operations                                                   150,851           2,684,036           39,087           329,108
                                                             ----------         -----------       ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                 424,590           2,696,932          332,665           928,653
   Net transfers from (to) other Divisions or fixed
      rate option                                                92,821            (315,229)         226,847            23,078
   Internal rollovers                                             1,861               3,970               --             1,603
   Cost of insurance and other charges                         (196,063)         (1,498,073)        (200,231)         (495,316)
   Administrative charges                                       (21,727)           (132,163)         (16,371)          (45,433)
   Policy loans                                                 (27,097)           (100,103)         (16,342)          (25,963)
   Death benefits                                                    --             (48,479)              (2)           (1,952)
   Withdrawals                                                  (24,696)           (630,156)         (50,269)         (106,741)
                                                             ----------         -----------       ----------        ----------
Increase (decrease) in net assets resulting from
   principal transactions                                       249,689             (23,301)         276,297           277,929
                                                             ----------         -----------       ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         400,540           2,660,735          315,384           607,037
NET ASSETS:
   Beginning of year                                          1,468,832          14,952,181        1,515,020         4,620,970
                                                             ----------         -----------       ----------        ----------
   End of year                                               $1,869,372         $17,612,916       $1,830,404        $5,228,007
                                                             ==========         ===========       ==========        ==========

                            See accompanying notes.

                                    VL-R-7

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                               Divisions
                                                                        ------------------------------------------------------
                                                                         Dreyfus VIF   Dreyfus VIF  Fidelity VIP
                                                                         Developing      Quality        Asset     Fidelity VIP
                                                                           Leaders         Bond        Manager     Contrafund
                                                                         Portfolio -   Portfolio -   Portfolio -  Portfolio -
                                                                           Initial       Initial       Service      Service
                                                                           Shares         Shares       Class 2      Class 2
                                                                        ------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                         $      3,458    $  356,891   $  296,292   $    28,789
   Net realized gain (loss) on investments                                    61,531       (24,019)     276,877     1,306,223
   Capital gain distributions from mutual funds                            1,473,816            --      165,452     9,797,857
   Net change in unrealized appreciation (depreciation) of investments    (2,874,673)      (89,867)     161,035    (5,568,254)
                                                                        ------------    ----------   ----------   -----------
Increase (decrease) in net assets resulting from operations               (1,335,868)      243,005      899,656     5,564,615
                                                                        ------------    ----------   ----------   -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                            1,671,032     1,157,046      829,658     5,142,759
   Net transfers from (to) other Divisions or fixed rate option             (122,732)     (147,135)     (27,297)    1,420,899
   Internal rollovers                                                          4,216         6,123        7,559        24,885
   Cost of insurance and other charges                                    (1,069,187)     (816,608)    (525,996)   (2,500,048)
   Administrative charges                                                    (73,892)      (57,010)     (40,042)     (255,274)
   Policy loans                                                             (179,198)     (150,530)     (45,144)     (212,828)
   Death benefits                                                             (6,527)       (2,585)     (26,708)      (16,555)
   Withdrawals                                                              (448,853)     (153,510)    (436,963)     (671,198)
                                                                        ------------    ----------   ----------   -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                             (225,141)     (164,209)    (264,933)    2,932,640
                                                                        ------------    ----------   ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                   (1,561,009)       78,796      634,723     8,497,255
NET ASSETS:
   Beginning of year                                                      11,745,505     8,682,661    5,659,243    32,001,369
                                                                        ------------    ----------   ----------   -----------
   End of year                                                          $ 10,184,496    $8,761,457   $6,293,966   $40,498,624
                                                                        ============    ==========   ==========   ===========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                         $    (35,622)   $  323,409   $   93,579   $    95,528
   Net realized gain (loss) on investments                                   198,431       (27,971)      87,138     1,566,138
   Capital gain distributions from mutual funds                              978,648            --           --     2,505,870
   Net change in unrealized appreciation (depreciation) of investments      (834,177)       (6,009)     161,458    (1,339,399)
                                                                        ------------    ----------   ----------   -----------
Increase (decrease) in net assets resulting from operations                  307,280       289,429      342,175     2,828,137
                                                                        ------------    ----------   ----------   -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                            1,969,882     1,449,497      780,955     4,923,210
   Net transfers from (to) other Divisions or fixed rate option             (387,563)       15,458      123,800     2,435,931
   Internal rollovers                                                         10,323         9,234       13,162        62,573
   Cost of insurance and other charges                                    (1,170,266)     (851,992)    (511,833)   (2,112,995)
   Administrative charges                                                    (87,392)      (71,782)     (39,787)     (237,749)
   Policy loans                                                             (128,184)      (52,220)     (57,185)     (394,731)
   Death benefits                                                            (49,652)       (1,602)      (2,268)         (147)
   Withdrawals                                                              (588,301)     (197,858)    (181,052)     (881,154)
                                                                        ------------    ----------   ----------   -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                             (431,153)      298,735      125,792     3,794,938
                                                                        ------------    ----------   ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     (123,873)      588,164      467,967     6,623,075
NET ASSETS:
   Beginning of year                                                      11,869,378     8,094,497    5,191,276    25,378,294
                                                                        ------------    ----------   ----------   -----------
   End of year                                                          $ 11,745,505    $8,682,661   $5,659,243   $32,001,369
                                                                        ============    ==========   ==========   ===========

                            See accompanying notes.

                                    VL-R-8

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                                Divisions
                                                                        -------------------------------------------------------
                                                                        Fidelity VIP   Fidelity VIP  Fidelity VIP  Fidelity VIP
                                                                        Equity-Income  Freedom 2020  Freedom 2025  Freedom 2030
                                                                         Portfolio -    Portfolio -   Portfolio -  Portfolio -
                                                                           Service        Service       Service       Service
                                                                           Class 2        Class 2       Class 2       Class 2
                                                                        -------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                          $   218,390      $   689    $  1,566        $  4,679
   Net realized gain (loss) on investments                                   544,838        2,068       2,064           4,105
   Capital gain distributions from mutual funds                            1,895,188        1,327       3,496          11,619
   Net change in unrealized appreciation (depreciation) of investments    (2,548,652)      (1,799)        939          (1,943)
                                                                         -----------      -------    --------        --------
Increase (decrease) in net assets resulting from operations                  109,764        2,285       8,065          18,460
                                                                         -----------      -------    --------        --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                            3,045,278       23,011      47,377         106,306
   Net transfers from (to) other Divisions or fixed rate option            1,078,483       24,349      37,609         232,440
   Internal rollovers                                                          2,226           --          --              --
   Cost of insurance and other charges                                    (1,739,644)      (9,781)    (17,488)        (62,067)
   Administrative charges                                                   (154,333)      (1,141)     (2,368)         (5,444)
   Policy loans                                                             (270,249)          --          --              --
   Death benefits                                                           (105,907)        (112)         --              --
   Withdrawals                                                              (665,356)        (128)    (13,908)        (10,878)
                                                                         -----------      -------    --------        --------
Increase (decrease) in net assets resulting from principal
   transactions                                                            1,190,498       36,198      51,222         260,357
                                                                         -----------      -------    --------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    1,300,262       38,483      59,287         278,817
NET ASSETS:
   Beginning of year                                                      21,085,399       10,492      54,891          64,516
                                                                         -----------      -------    --------        --------
   End of year                                                           $22,385,661      $48,975    $114,178        $343,333
                                                                         ===========      =======    ========        ========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                          $   428,596      $   113    $    709        $    774
   Net realized gain (loss) on investments                                   652,056           18          53             199
   Capital gain distributions from mutual funds                            2,313,819           93         744             661
   Net change in unrealized appreciation (depreciation) of investments       (88,746)         521         518             222
                                                                         -----------      -------    --------        --------
Increase (decrease) in net assets resulting from operations                3,305,725          745       2,024           1,856
                                                                         -----------      -------    --------        --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                            3,099,899        2,737      12,431          14,163
   Net transfers from (to) other Divisions or fixed rate option              641,299        8,494      43,130          53,451
   Internal rollovers                                                         18,534           --         398              --
   Cost of insurance and other charges                                    (1,683,145)      (1,347)     (2,470)         (4,256)
   Administrative charges                                                   (155,094)        (137)       (622)           (698)
   Policy loans                                                             (348,669)          --          --              --
   Death benefits                                                            (21,750)          --          --              --
   Withdrawals                                                              (996,983)          --          --              --
                                                                         -----------      -------    --------        --------
Increase (decrease) in net assets resulting from principal
   transactions                                                              554,091        9,747      52,867          62,660
                                                                         -----------      -------    --------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    3,859,816       10,492      54,891          64,516
NET ASSETS:
   Beginning of year                                                      17,225,583           --          --              --
                                                                         -----------      -------    --------        --------
   End of year                                                           $21,085,399      $10,492    $ 54,891        $ 64,516
                                                                         ===========      =======    ========        ========

                            See accompanying notes.

                                    VL-R-9

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                            Divisions
                                                                        ---------------------------------------------------
                                                                                                                  Franklin
                                                                                                      Franklin   Templeton
                                                                                                      Templeton   Franklin
                                                                                                      Franklin     Small-
                                                                        Fidelity VIP  Fidelity VIP    Small Cap    Mid Cap
                                                                           Growth       Mid Cap         Value      Growth
                                                                         Portfolio -  Portfolio -    Securities  Securities
                                                                           Service      Service        Fund -      Fund -
                                                                           Class 2      Class 2        Class 2     Class 2
                                                                        ---------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                         $   (53,440)   $  (16,367)  $    (1,158) $   (846)
   Net realized gain (loss) on investments                                  463,348        69,174       372,762     5,436
   Capital gain distributions from mutual funds                              11,419       651,238       665,442     8,025
   Net change in unrealized appreciation (depreciation) of investments    3,246,459       313,822    (1,399,349)   (1,643)
                                                                        -----------    ----------   -----------  --------
Increase (decrease) in net assets resulting from operations               3,667,786     1,017,867      (362,303)   10,972
                                                                        -----------    ----------   -----------  --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                           2,514,057     1,857,925     1,568,340     1,278
   Net transfers from (to) other Divisions or fixed rate option             510,496     1,245,157    (1,185,578)  (10,290)
   Internal rollovers                                                        16,897         4,834         5,763        --
   Cost of insurance and other charges                                   (1,436,520)     (769,576)     (490,415)   (3,071)
   Administrative charges                                                  (129,101)      (99,198)      (82,623)       --
   Policy loans                                                            (162,351)      (53,493)      104,016        67
   Death benefits                                                           (17,384)       (1,273)      (22,505)       --
   Withdrawals                                                             (548,752)     (285,380)      (74,580)       --
                                                                        -----------    ----------   -----------  --------
Increase (decrease) in net assets resulting from principal
   transactions                                                             747,342     1,898,996      (177,582)  (12,016)
                                                                        -----------    ----------   -----------  --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                   4,415,128     2,916,863      (539,885)   (1,044)
NET ASSETS:
   Beginning of year                                                     13,810,807     6,384,993     8,478,084   108,582
                                                                        -----------    ----------   -----------  --------
   End of year                                                          $18,225,935    $9,301,856   $ 7,938,199  $107,538
                                                                        ===========    ==========   ===========  ========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                         $   (70,847)   $  (32,537)  $    (5,004) $   (804)
   Net realized gain (loss) on investments                                  204,881       294,963       111,683     6,506
   Capital gain distributions from mutual funds                                  --       659,262       198,975        --
   Net change in unrealized appreciation (depreciation) of investments      630,876      (375,386)      578,082     3,158
                                                                        -----------    ----------   -----------  --------
Increase (decrease) in net assets resulting from operations                 764,910       546,302       883,736     8,860
                                                                        -----------    ----------   -----------  --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                           2,823,425     1,813,879     1,387,979     1,443
   Net transfers from (to) other Divisions or fixed rate option             (65,672)     (167,074)    2,276,973     3,860
   Internal rollovers                                                        45,852         6,514        19,070        --
   Cost of insurance and other charges                                   (1,458,192)     (551,666)     (360,580)   (2,602)
   Administrative charges                                                  (143,780)      (94,728)      (72,730)       --
   Policy loans                                                            (130,916)      (36,108)      (19,981)     (431)
   Death benefits                                                            (2,075)      (34,180)         (150)       --
   Withdrawals                                                             (356,477)     (115,302)      (98,655)  (35,641)
                                                                        -----------    ----------   -----------  --------
Increase (decrease) in net assets resulting from principal
   transactions                                                             712,165       821,335     3,131,926   (33,371)
                                                                        -----------    ----------   -----------  --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                   1,477,075     1,367,637     4,015,662   (24,511)
NET ASSETS:
   Beginning of year                                                     12,333,732     5,017,356     4,462,422   133,093
                                                                        -----------    ----------   -----------  --------
   End of year                                                          $13,810,807    $6,384,993   $ 8,478,084  $108,582
                                                                        ===========    ==========   ===========  ========

                            See accompanying notes.

                                    VL-R-10

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                            Divisions
                                                             -----------------------------------------------------------------------
                                                                 Franklin                              Franklin        Goldman Sachs
                                                                 Templeton          Franklin           Templeton        VIT Capital
                                                               Franklin U.S.    Templeton Mutual       Templeton       Growth Fund -
                                                             Government Fund  Shares Securities   Foreign Securities  Institutional
                                                                 - Class 2      Fund - Class 2       Fund - Class 2       Shares
                                                             -----------------------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                $   386,586       $   135,931         $   187,045        $   (18,376)
   Net realized gain (loss) on investments                        (101,810)        2,897,123           3,789,292            112,895
   Capital gain distributions from mutual funds                         --           645,392             666,042                 --
   Net change in unrealized appreciation (depreciation) of
   investments                                                     215,839        (3,207,198)         (2,617,503)           581,742
                                                               -----------       -----------         -----------        -----------
Increase (decrease) in net assets resulting from operations        500,615           471,248           2,024,876            676,261
                                                               -----------       -----------         -----------        -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                    799,879         1,886,596           1,046,802                 --
   Net transfers from (to) other Divisions or fixed rate
   option                                                          214,828          (336,451)            676,387             (3,751)
   Internal rollovers                                                  700               295               2,787                 --
   Cost of insurance and other charges                          (1,046,702)         (958,070)           (934,803)          (431,633)
   Administrative charges                                          (39,745)          (86,776)            (50,796)              (128)
   Policy loans                                                    (14,980)         (207,258)            (39,104)            (5,564)
   Death benefits                                                     (653)          (48,927)                 (9)                --
   Withdrawals                                                  (5,857,149)       (5,553,788)         (7,229,003)            (5,179)
                                                               -----------       -----------         -----------        -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                 (5,943,822)       (5,304,379)         (6,527,739)          (446,255)
                                                               -----------       -----------         -----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         (5,443,207)       (4,833,131)         (4,502,863)           230,006
NET ASSETS:
   Beginning of year                                             9,397,225        16,532,350          13,623,733          7,172,977
                                                               -----------       -----------         -----------        -----------
   End of year                                                 $ 3,954,018       $11,699,219         $ 9,120,870        $ 7,402,983
                                                               ===========       ===========         ===========        ===========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                $   333,977       $    77,927         $    68,577        $   (30,055)
   Net realized gain (loss) on investments                        (224,502)          335,389             763,949            436,754
   Capital gain distributions from mutual funds                         --           430,467                  --                 --
   Net change in unrealized appreciation (depreciation) of
   investments                                                     190,212         1,310,423           1,507,480            251,412
                                                               -----------       -----------         -----------        -----------
Increase (decrease) in net assets resulting from operations        299,687         2,154,206           2,340,006            658,111
                                                               -----------       -----------         -----------        -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                    763,320         1,545,202             929,895                 --
   Net transfers from (to) other Divisions or fixed rate
   option                                                       (1,008,803)        4,614,713             233,690         (1,476,643)
   Internal rollovers                                                1,038             1,845              13,144                 --
   Cost of insurance and other charges                          (1,044,809)         (803,603)           (854,453)          (387,609)
   Administrative charges                                          (37,501)          (71,880)            (44,477)              (223)
   Policy loans                                                    (11,394)          (17,718)            (58,675)              (301)
   Death benefits                                                   (1,616)           (2,661)             (2,843)                --
Withdrawals                                                     (2,936,287)         (263,351)           (302,716)            (6,220)
                                                               -----------       -----------         -----------        -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                 (4,276,052)        5,002,547             (86,435)        (1,870,996)
                                                               -----------       -----------         -----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         (3,976,365)        7,156,753           2,253,571         (1,212,885)
NET ASSETS:
   Beginning of year                                            13,373,590         9,375,597          11,370,162          8,385,862
                                                               -----------       -----------         -----------        -----------
   End of year                                                 $ 9,397,225       $16,532,350         $13,623,733        $ 7,172,977
                                                               ===========       ===========         ===========        ===========

                             See accompanying notes.

                                     VL-R-11

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                 Divisions
                                                             --------------------------------------------------------------------
                                                                Janus Aspen    Janus Aspen Mid    Janus Aspen
                                                               International     Cap Growth     Worldwide Growth     JPMorgan Mid
                                                             Growth Portfolio    Portfolio -    Portfolio - Service     Cap Value
                                                             - Service Shares  Service Shares       Shares            Portfolio
                                                             --------------------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                $   (34,418)       $  (25,339)       $   (6,040)      $     6,428
   Net realized gain (loss) on investments                       1,247,694           213,905           143,373            43,714
   Capital gain distributions from mutual funds                         --            21,785                --           156,357
   Net change in unrealized appreciation (depreciation) of
      investments                                                2,217,594           523,137           242,397          (142,272)
                                                               -----------        ----------        ----------       -----------
Increase (decrease) in net assets resulting from operations      3,430,870           733,488           379,730            64,227
                                                               -----------        ----------        ----------       -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                  1,805,036           635,061           696,597                --
   Net transfers from (to) other Divisions or fixed rate
      option                                                     2,852,200           299,597           613,566          (136,085)
   Internal rollovers                                                2,895             5,814                --                --
   Cost of insurance and other charges                            (906,893)         (356,533)         (413,377)          (39,222)
   Administrative charges                                          (91,389)          (31,630)          (35,701)              (39)
   Policy loans                                                   (148,584)          (44,660)          (34,625)          (11,014)
   Death benefits                                                  (84,929)           (5,334)             (653)               --
   Withdrawals                                                    (718,937)         (201,826)         (148,583)          (22,478)
                                                               -----------        ----------        ----------       -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                  2,709,399           300,489           677,224          (208,838)
                                                               -----------        ----------        ----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                          6,140,269         1,033,977         1,056,954          (144,611)
NET ASSETS:
   Beginning of year                                            11,982,835         3,385,585         4,430,624         3,498,961
                                                               -----------        ----------        ----------       -----------
   End of year                                                 $18,123,104        $4,419,562        $5,487,578       $ 3,354,350
                                                               ===========        ==========        ==========       ===========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                $   105,155        $  (21,547)       $   37,848       $    (1,642)
   Net realized gain (loss) on investments                         688,113           259,677           137,455           201,881
   Capital gain distributions from mutual funds                         --                --                --            93,681
   Net change in unrealized appreciation (depreciation) of
      investments                                                2,171,821           128,325           483,941           255,664
                                                               -----------        ----------        ----------       -----------
Increase (decrease) in net assets resulting from operations      2,965,089           366,455           659,244           549,584
                                                               -----------        ----------        ----------       -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                  1,159,684           572,813           722,944           445,024
   Net transfers from (to) other Divisions or fixed rate
      option                                                     3,835,895             7,654          (201,972)       (1,271,831)
   Internal rollovers                                                3,541             8,440             4,876             3,174
   Cost of insurance and other charges                            (764,047)         (335,512)         (412,870)         (103,499)
   Administrative charges                                          (57,976)          (28,857)          (37,481)          (22,428)
   Policy loans                                                    (63,516)          (31,596)          (62,349)          (17,157)
   Death benefits                                                     (145)               --           (16,309)               81
   Withdrawals                                                    (149,200)         (133,652)         (217,347)         (108,604)
                                                               -----------        ----------        ----------       -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                  3,964,236            59,290          (220,508)       (1,075,240)
                                                               -----------        ----------        ----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                          6,929,325           425,745           438,736          (525,656)
NET ASSETS:
   Beginning of year                                             5,053,510         2,959,840         3,991,888         4,024,617
                                                               -----------        ----------        ----------       -----------
   End of year                                                 $11,982,835        $3,385,585        $4,430,624       $ 3,498,961
                                                               ===========        ==========        ==========       ===========

                             See accompanying notes.

                                     VL-R-12

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                             Divisions
                                                             ----------------------------------------------------------------------
                                                                                                     MFS VIT
                                                                                 MFS VIT Core     Emerging Growth      MFS VIT New
                                                               JPMorgan Small   Equity Series -  Series - Initial  Discovery Series
                                                             Company Portfolio   Initial Class         Class        - Initial Class
                                                             ----------------------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                  $  (21,443)      $  (17,368)       $   (92,828)      $  (30,375)
   Net realized gain (loss) on investments                           39,844          120,731            387,084          155,189
   Capital gain distributions from mutual funds                     138,101               --                 --          299,872
   Net change in unrealized appreciation (depreciation) of
      investments                                                  (366,499)         362,456          2,086,252         (345,825)
                                                                 ----------       ----------        -----------       ----------
Increase (decrease) in net assets resulting from operations        (209,997)         465,819          2,380,508           78,861
                                                                 ----------       ----------        -----------       ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                     499,756          673,852          1,636,893          629,526
   Net transfers from (to) other Divisions or fixed rate
      option                                                        269,742         (113,784)          (162,395)         (92,881)
   Internal rollovers                                                 1,353           14,899             17,423              295
   Cost of insurance and other charges                             (279,266)        (493,153)        (1,207,539)        (388,627)
   Administrative charges                                           (23,633)         (35,064)           (66,790)         (31,078)
   Policy loans                                                     (11,200)         (29,342)          (183,064)         (69,575)
   Death benefits                                                      (105)          (5,556)           (17,846)          (3,388)
   Withdrawals                                                      (43,866)        (179,000)          (631,066)        (171,891)
                                                                 ----------       ----------        -----------       ----------
Increase (decrease) in net assets resulting from principal
   transactions                                                     412,781         (167,148)          (614,384)        (127,619)
                                                                 ----------       ----------        -----------       ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             202,784          298,671          1,766,124          (48,758)
NET ASSETS:
   Beginning of year                                              2,730,571        4,520,898         12,087,434        4,151,962
                                                                 ----------       ----------        -----------       ----------
   End of year                                                   $2,933,355       $4,819,569        $13,853,558       $4,103,204
                                                                 ==========       ==========        ===========       ==========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                  $  (15,814)      $  (10,326)       $   (87,148)      $  (27,484)
   Net realized gain (loss) on investments                           56,457           88,619            319,599          116,523
   Capital gain distributions from mutual funds                      58,942               --                 --           69,343
   Net change in unrealized appreciation (depreciation) of
      investments                                                   209,632          447,816            579,361          305,617
                                                                 ----------       ----------        -----------       ----------
Increase (decrease) in net assets resulting from operations         309,217          526,109            811,812          463,999
                                                                 ----------       ----------        -----------       ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                     413,486          825,232          1,987,547          689,882
   Net transfers from (to) other Divisions or fixed rate
      option                                                        332,503         (275,950)          (752,983)         (26,023)
   Internal rollovers                                                 3,038           42,045             34,328           11,647
   Cost of insurance and other charges                             (214,204)        (518,563)        (1,341,963)        (508,787)
   Administrative charges                                           (19,993)         (42,869)           (80,358)         (34,172)
   Policy loans                                                     (25,021)         (54,329)          (187,732)         (40,268)
   Death benefits                                                        (4)          (2,276)           (96,755)              (4)
   Withdrawals                                                      (75,361)        (177,009)          (853,221)        (113,603)
                                                                 ----------       ----------        -----------       ----------
Increase (decrease) in net assets resulting from principal
   transactions                                                     414,444         (203,719)        (1,291,137)         (21,328)
                                                                 ----------       ----------        -----------       ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             723,661          322,390           (479,325)         442,671
NET ASSETS:
   Beginning of year                                              2,006,910        4,198,508         12,566,759        3,709,291
                                                                 ----------       ----------        -----------       ----------
   End of year                                                   $2,730,571       $4,520,898        $12,087,434       $4,151,962
                                                                 ==========       ==========        ===========       ==========

                             See accompanying notes.

                                     VL-R-13

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                               Divisions
                                                                        ------------------------------------------------------
                                                                                                       Neuberger
                                                                                          MFS VIT      Berman AMT   Neuberger
                                                                            MFS VIT        Total        Mid-Cap     Berman AMT
                                                                           Research       Return         Growth      Partners
                                                                           Series -      Series -     Portfolio -  Portfolio -
                                                                        Initial Class  Initial Class    Class I      Class I
                                                                        ------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                          $     (638)     $  13,975    $  (39,382)   $   (136)
   Net realized gain (loss) on investments                                  115,761         13,487       248,536       5,703
   Capital gain distributions from mutual funds                                  --         18,853            --      10,717
   Net change in unrealized appreciation (depreciation) of investments      185,491        (19,353)      711,871      (7,137)
                                                                         ----------      ---------    ----------    --------
Increase (decrease) in net assets resulting from operations                 300,614         26,962       921,025       9,147
                                                                         ----------      ---------    ----------    --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                             402,406          4,627       699,989       1,286
   Net transfers from (to) other Divisions or fixed rate option               2,066        (19,979)    2,438,702      (6,474)
   Internal rollovers                                                         1,385             --        12,464          --
   Cost of insurance and other charges                                     (251,098)       (39,244)     (417,096)     (3,943)
   Administrative charges                                                   (20,200)            --       (35,796)         --
   Policy loans                                                             (35,467)          (279)      (34,602)     (1,893)
   Death benefits                                                              (773)            --        (6,387)         --
   Withdrawals                                                             (109,810)       (14,570)     (176,427)         --
                                                                         ----------      ---------    ----------    --------
Increase (decrease) in net assets resulting from principal
   transactions                                                             (11,491)       (69,445)    2,480,847     (11,024)
                                                                         ----------      ---------    ----------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     289,123        (42,483)    3,401,872      (1,877)
NET ASSETS:
   Beginning of year                                                      2,381,244        775,099     4,591,606     111,195
                                                                         ----------      ---------    ----------    --------
   End of year                                                           $2,670,367      $ 732,616    $7,993,478    $109,318
                                                                         ==========      =========    ==========    ========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                          $   (4,617)     $  13,350    $  (28,615)   $    (33)
   Net realized gain (loss) on investments                                   59,542         11,625       176,053       5,175
   Capital gain distributions from mutual funds                                  --         25,854            --      12,005
   Net change in unrealized appreciation (depreciation) of investments      154,953         29,002       389,383      (5,263)
                                                                         ----------      ---------    ----------    --------
Increase (decrease) in net assets resulting from operations                 209,878         79,831       536,821      11,884
                                                                         ----------      ---------    ----------    --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                             441,240         10,697       728,925       1,480
   Net transfers from (to) other Divisions or fixed rate option              (1,925)        (1,385)      300,319       2,288
   Internal rollovers                                                         1,895             --        37,607          --
   Cost of insurance and other charges                                     (246,752)       (42,538)     (397,340)     (3,285)
   Administrative charges                                                   (22,315)            --       (37,627)         --
   Policy loans                                                             (30,978)        (7,202)      (28,773)     (1,833)
   Death benefits                                                                (3)            --        (1,842)         --
   Withdrawals                                                              (47,513)       (84,421)      (97,962)    (10,133)
                                                                         ----------      ---------    ----------    --------
Increase (decrease) in net assets resulting from principal
   transactions                                                              93,649       (124,849)      503,307     (11,483)
                                                                         ----------      ---------    ----------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     303,527        (45,018)    1,040,128         401
NET ASSETS:
   Beginning of year                                                      2,077,717        820,117     3,551,478     110,794
                                                                         ----------      ---------    ----------    --------
   End of year                                                           $2,381,244      $ 775,099    $4,591,606    $111,195
                                                                         ==========      =========    ==========    ========

                            See accompanying notes.

                                    VL-R-14

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                                Divisions
                                                                        ----------------------------------------------------------
                                                                                     Oppenheimer  Oppenheimer       PIMCO VIT
                                                                        Oppenheimer     Global       High      CommodityRealReturn
                                                                          Balanced    Securities    Income           Strategy
                                                                         Fund/VA -    Fund/VA -    Fund/VA -       Portfolio -
                                                                        Non-Service  Non-Service  Non-Service     Administrative
                                                                          Shares        Shares      Shares            Class
                                                                        ----------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                          $   25,530   $   17,012    $  7,091        $   34,674
   Net realized gain (loss) on investments                                   10,741      159,906         766            (1,745)
   Capital gain distributions from mutual funds                             115,688      204,802          --                --
   Net change in unrealized appreciation (depreciation) of investments     (109,094)    (161,617)     (8,614)           66,558
                                                                         ----------   ----------    --------        ----------
Increase (decrease) in net assets resulting from operations                  42,865      220,103        (757)           99,487
                                                                         ----------   ----------    --------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                             385,455    1,056,422         960            92,740
   Net transfers from (to) other Divisions or fixed rate option             200,894    1,714,533      (2,907)        1,332,269
   Internal rollovers                                                            --        3,901          --                --
   Cost of insurance and other charges                                     (204,520)    (481,527)     (3,667)          (29,154)
   Administrative charges                                                   (19,487)     (55,337)         --            (4,645)
   Policy loans                                                             (17,362)     (24,497)     (1,140)             (171)
   Death benefits                                                              (135)        (338)         --                --
   Withdrawals                                                              (17,984)     (87,770)         --                --
                                                                         ----------   ----------    --------        ----------
Increase (decrease) in net assets resulting from principal
   transactions                                                             326,861    2,125,387      (6,754)        1,391,039
                                                                         ----------   ----------    --------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     369,726    2,345,490      (7,511)        1,490,526
NET ASSETS:
   Beginning of year                                                      1,365,866    4,043,499     110,446           255,132
                                                                         ----------   ----------    --------        ----------
   End of year                                                           $1,735,592   $6,388,989    $102,935        $1,745,658
                                                                         ==========   ==========    ========        ==========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                          $   13,950   $    6,283    $  7,130        $    6,561
   Net realized gain (loss) on investments                                     (199)     131,058         290              (143)
   Capital gain distributions from mutual funds                              47,536      143,963          --             1,003
   Net change in unrealized appreciation (depreciation) of investments       55,219      239,263       1,415           (16,727)
                                                                         ----------   ----------    --------        ----------
Increase (decrease) in net assets resulting from operations                 116,506      520,567       8,835            (9,306)
                                                                         ----------   ----------    --------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                             312,959      933,531       4,297             4,357
   Net transfers from (to) other Divisions or fixed rate option             208,785      655,581          32           266,099
   Internal rollovers                                                         3,148        3,958          --                --
   Cost of insurance and other charges                                     (152,299)    (379,298)     (3,662)           (5,113)
   Administrative charges                                                   (15,881)     (47,436)         --              (228)
   Policy loans                                                              (6,912)     (41,231)     (1,833)               --
   Death benefits                                                                --           --          --                --
   Withdrawals                                                              (48,568)     (42,931)     (2,588)             (677)
                                                                         ----------   ----------    --------        ----------
Increase (decrease) in net assets resulting from principal
   transactions                                                             301,232    1,082,174      (3,754)          264,438
                                                                         ----------   ----------    --------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     417,738    1,602,741       5,081           255,132
NET ASSETS:
   Beginning of year                                                        948,128    2,440,758     105,365                --
                                                                         ----------   ----------    --------        ----------
   End of year                                                           $1,365,866   $4,043,499    $110,446        $  255,132
                                                                         ==========   ==========    ========        ==========

                            See accompanying notes.

                                    VL-R-15

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                                  Divisions
                                                                        -----------------------------------------------------------
                                                                                                           PIMCO VIT
                                                                           PIMCO VIT       PIMCO VIT         Total        Pioneer
                                                                          Real Return     Short-Term        Return         Fund
                                                                          Portfolio -     Portfolio -     Portfolio -       VCT
                                                                        Administrative  Administrative  Administrative  Portfolio -
                                                                            Class            Class           Class        Class I
                                                                        -----------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                           $   515,681     $  215,009    $   999,121     $   16,834
   Net realized gain (loss) on investments                                    (84,939)        (5,014)      (120,468)        82,520
   Capital gain distributions from mutual funds                                32,060             --             --             --
   Net change in unrealized appreciation (depreciation) of investments        772,599        (10,116)     1,028,735         44,908
                                                                          -----------     ----------    -----------     ----------
Increase (decrease) in net assets resulting from operations                 1,235,401        199,879      1,907,388        144,262
                                                                          -----------     ----------    -----------     ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                             2,234,393        802,754      3,954,941        257,981
   Net transfers from (to) other Divisions or fixed rate option               704,839        469,514       (210,075)      (119,664)
   Internal rollovers                                                           3,186            739          4,423             --
   Cost of insurance and other charges                                     (1,375,582)      (590,250)    (1,493,917)      (221,630)
   Administrative charges                                                    (116,944)       (40,706)      (194,957)        (9,046)
   Policy loans                                                              (120,927)       (25,062)       118,919         (5,988)
   Death benefits                                                             (13,618)       (62,479)       (33,943)        (2,126)
   Withdrawals                                                               (349,580)       (94,303)      (402,391)       (73,481)
                                                                          -----------     ----------    -----------     ----------
Increase (decrease) in net assets resulting from principal
   transactions                                                               965,767        460,207      1,743,000       (173,954)
                                                                          -----------     ----------    -----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     2,201,168        660,086      3,650,388        (29,692)
NET ASSETS:
   Beginning of year                                                       11,744,032      4,984,779     22,661,078      3,299,216
                                                                          -----------     ----------    -----------     ----------
   End of year                                                            $13,945,200     $5,644,865    $26,311,466     $3,269,524
                                                                          ===========     ==========    ===========     ==========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                           $   438,585     $  175,765    $   696,837     $   19,741
   Net realized gain (loss) on investments                                      9,390         (4,282)      (380,288)        66,362
   Capital gain distributions from mutual funds                               313,163             --        119,901             --
   Net change in unrealized appreciation (depreciation) of investments       (741,458)          (784)       140,867        384,974
                                                                          -----------     ----------    -----------     ----------
Increase (decrease) in net assets resulting from operations                    19,680        170,699        577,317        471,077
                                                                          -----------     ----------    -----------     ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                             2,325,664        776,516      3,674,492        295,848
   Net transfers from (to) other Divisions or fixed rate option              (837,509)        30,265     (3,145,448)      (222,509)
   Internal rollovers                                                           2,625          3,158         12,412            877
   Cost of insurance and other charges                                     (1,381,218)      (534,511)    (1,466,627)      (247,435)
   Administrative charges                                                    (114,774)       (38,393)      (175,128)       (10,650)
   Policy loans                                                              (231,220)      (118,749)      (240,984)       (44,157)
   Death benefits                                                             (14,069)        (2,098)        (2,805)            --
   Withdrawals                                                               (370,689)      (156,789)      (791,659)      (176,627)
                                                                          -----------     ----------    -----------     ----------
Increase (decrease) in net assets resulting from principal
   transactions                                                              (621,190)       (40,601)    (2,135,747)      (404,653)
                                                                          -----------     ----------    -----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (601,510)       130,098     (1,558,430)        66,424
NET ASSETS:
   Beginning of year                                                       12,345,542      4,854,681     24,219,508      3,232,792
                                                                          -----------     ----------    -----------     ----------
   End of year                                                            $11,744,032     $4,984,779    $22,661,078     $3,299,216
                                                                          ===========     ==========    ===========     ==========

                            See accompanying notes.

                                    VL-R-16

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                     Divisions
                                                      ---------------------------------------------------------------------------
                                                                                                                       Putnam VT
                                                          Pioneer Growth      Pioneer Mid Cap        Putnam VT         Growth and
                                                        Opportunities VCT        Value VCT       Diversified Income  Income Fund -
                                                       Portfolio - Class I  Portfolio - Class I   Fund - Class IB       Class IB
                                                      ----------------------------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                            $  (35,462)           $     30           $   494,930      $   160,031
   Net realized gain (loss) on investments                     78,216               4,642               (83,039)         996,872
   Capital gain distributions from mutual funds               666,205              17,376                    --        3,195,685
   Net change in unrealized appreciation
      (depreciation) of investments                          (906,723)            (19,223)              (70,985)      (5,147,478)
                                                           ----------            --------           -----------      -----------
Increase (decrease) in net assets resulting from
   operations                                                (197,764)              2,825               340,906         (794,890)
                                                           ----------            --------           -----------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                               495,683              67,481               541,667        1,979,628
   Net transfers from (to) other Divisions or fixed
      rate option                                            (123,225)            118,447               (50,328)        (151,372)
   Internal rollovers                                              --                 470                 3,356            4,338
   Cost of insurance and other charges                       (434,019)            (24,711)             (523,666)      (1,353,192)
   Administrative charges                                     (19,201)             (3,338)              (26,126)         (94,075)
   Policy loans                                               (69,685)                 66               (22,157)        (125,966)
   Death benefits                                              (2,381)               (302)               (2,119)         (12,028)
   Withdrawals                                               (283,191)             (4,586)           (4,052,457)      (5,081,472)
                                                           ----------            --------           -----------      -----------
Increase (decrease) in net assets resulting from
   principal transactions                                    (436,019)            153,527            (4,131,830)      (4,834,139)
                                                           ----------            --------           -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      (633,783)            156,352            (3,790,924)      (5,629,029)
NET ASSETS:
   Beginning of year                                        4,992,392              75,605            11,517,000       21,393,750
                                                           ----------            --------           -----------      -----------
   End of year                                             $4,358,609            $231,957           $ 7,726,076      $15,764,721
                                                           ==========            ========           ===========      ===========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                            $  (36,577)           $    (79)          $   463,626      $   185,523
   Net realized gain (loss) on investments                     79,869                  (3)               33,585          575,010
   Capital gain distributions from mutual funds                    --                 373                    --          470,152
   Net change in unrealized appreciation
      (depreciation) of investments                           189,546               2,601                68,663        1,620,179
                                                           ----------            --------           -----------      -----------
Increase (decrease) in net assets resulting from
   operations                                                 232,838               2,892               565,874        2,850,864
                                                           ----------            --------           -----------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                               544,505               7,736             1,561,190        3,097,607
   Net transfers from (to) other Divisions or fixed
      rate option                                             (98,613)             67,239              (367,345)      (1,274,051)
   Internal rollovers                                           3,903                 796                 8,507            7,117
   Cost of insurance and other charges                       (441,521)             (2,497)             (383,769)      (1,478,341)
   Administrative charges                                     (22,070)               (386)             (108,472)        (180,468)
   Policy loans                                              (128,459)                 --               (91,865)        (125,493)
   Death benefits                                                  --                  --                  (662)         (18,989)
   Withdrawals                                               (373,505)               (175)             (120,411)        (881,436)
                                                           ----------            --------           -----------      -----------
Increase (decrease) in net assets resulting from
   principal transactions                                    (515,760)             72,713               497,173         (854,054)
                                                           ----------            --------           -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      (282,922)             75,605             1,063,047        1,996,810
NET ASSETS:
   Beginning of year                                        5,275,314                  --            10,453,953       19,396,940
                                                           ----------            --------           -----------      -----------
   End of year                                             $4,992,392            $ 75,605           $11,517,000      $21,393,750
                                                           ==========            ========           ===========      ===========

                            See accompanying notes.

                                    VL-R-17

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                   Divisions
                                                      --------------------------------------------------------------------
                                                          Putnam VT
                                                        International    Putnam VT Small                      Putnam VT
                                                      Growth and Income  Cap Value Fund   Putnam VT Vista   Voyager Fund -
                                                       Fund - Class IB    - Class IB      Fund - Class IB       Class IB
                                                      --------------------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                         $    96,133        $    (746)         $ (1,371)         $ (2,980)
   Net realized gain (loss) on investments                  459,098           10,834             2,615            14,914
   Capital gain distributions from mutual funds           1,718,659           45,838                --                --
   Net change in unrealized appreciation
      (depreciation) of investments                      (1,716,034)        (109,046)            4,177             6,587
                                                        -----------        ---------          --------          --------
Increase (decrease) in net assets resulting from
   operations                                               557,856          (53,120)            5,421            18,521
                                                        -----------        ---------          --------          --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                           1,123,554            8,389             5,596             8,159
   Net transfers from (to) other Divisions or fixed
      rate option                                           664,571          (19,195)           (5,140)          (33,257)
   Internal rollovers                                         1,670               --                --                --
   Cost of insurance and other charges                     (731,878)          (9,199)           (2,318)          (16,971)
   Administrative charges                                   (51,467)              --                --                --
   Policy loans                                             (48,859)          (7,561)             (208)           (1,461)
   Death benefits                                           (86,548)              --                --                --
   Withdrawals                                             (298,696)            (581)               --            (4,868)
                                                        -----------        ---------          --------          --------
Increase (decrease) in net assets resulting from
   principal transactions                                   572,347          (28,147)           (2,070)          (48,398)
                                                        -----------        ---------          --------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   1,130,203          (81,267)            3,351           (29,877)
NET ASSETS:
   Beginning of year                                      8,841,468          416,127           176,650           421,428
                                                        -----------        ---------          --------          --------
   End of year                                          $ 9,971,671        $ 334,860          $180,001          $391,551
                                                        ===========        =========          ========          ========

For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                         $    26,375        $  (1,687)         $   (793)         $ (2,480)
   Net realized gain (loss) on investments                  360,192           27,091             1,593             1,614
   Capital gain distributions from mutual funds                  --           39,335                --                --
   Net change in unrealized appreciation
      (depreciation) of investments                       1,246,217           (3,385)            4,353            18,494
                                                        -----------        ---------          --------          --------
Increase (decrease) in net assets resulting from
   operations                                             1,632,784           61,354             5,153            17,628
                                                        -----------        ---------          --------          --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                           1,001,601           10,065             4,056            10,826
   Net transfers from (to) other Divisions or fixed
      rate option                                         1,400,544           (4,847)           68,594            21,569
   Internal rollovers                                           692               --                --                --
   Cost of insurance and other charges                     (550,278)         (10,178)           (1,956)          (18,043)
   Administrative charges                                   (45,171)              --                --                --
   Policy loans                                             (46,551)          (3,066)           (2,219)           (1,507)
   Death benefits                                              (677)              --                --                --
   Withdrawals                                             (259,387)         (53,908)           (2,230)           (8,987)
                                                        -----------        ---------          --------          --------
Increase (decrease) in net assets resulting from
      principal transactions                              1,500,773          (61,934)           66,245             3,858
                                                        -----------        ---------          --------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   3,133,557             (580)           71,398            21,486
NET ASSETS:
   Beginning of year                                      5,707,911          416,707           105,252           399,942
                                                        -----------        ---------          --------          --------
   End of year                                          $ 8,841,468        $ 416,127          $176,650          $421,428
                                                        ===========        =========          ========          ========

                            See accompanying notes.

                                   VL-R-18

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                            Divisions
                                                      ------------------------------------------------------------------------------
                                                          SunAmerica
                                                          Aggressive         SunAmerica       UIF Equity Growth     UIF High Yield
                                                      Growth Portfolio  Balanced Portfolio  Portfolio - Class I  Portfolio - Class I
                                                          - Class 1         - Class 1             Shares               Shares
                                                      ------------------------------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                         $     (252)        $   30,711           $  (30,610)          $  109,934
   Net realized gain (loss) on investments                  97,725             23,118              212,737               20,892
   Capital gain distributions from mutual funds                 --                 --                   --                   --
   Net change in unrealized appreciation
      (depreciation) of investments                       (141,901)             4,462              626,061              (76,087)
                                                        ----------         ----------           ----------           ----------
Increase (decrease) in net assets resulting from
   operations                                              (44,428)            58,291              808,188               54,739
                                                        ----------         ----------           ----------           ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                            283,939            343,858              492,749              234,923
   Net transfers from (to) other Divisions or fixed
      rate option                                          (62,203)            60,003             (170,096)             402,693
   Internal rollovers                                          205              1,726                  238                   --
   Cost of insurance and other charges                    (150,288)          (191,671)            (353,322)            (122,717)
   Administrative charges                                  (14,097)           (17,374)             (16,821)              (9,839)
   Policy loans                                             (3,663)            (6,527)            (111,579)             (44,058)
   Death benefits                                              339             (6,556)              (7,437)                  --
   Withdrawals                                             (25,604)           (41,686)            (321,469)             (58,588)
                                                        ----------         ----------           ----------           ----------
Increase (decrease) in net assets resulting from
   principal transactions                                   28,628            141,773             (487,737)             402,414
                                                        ----------         ----------           ----------           ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    (15,800)           200,064              320,451              457,153
NET ASSETS:
   Beginning of year                                     1,130,347          1,226,450            4,054,190            1,465,248
                                                        ----------         ----------           ----------           ----------
   End of year                                          $1,114,547         $1,426,514           $4,374,641           $1,922,401
                                                        ==========         ==========           ==========           ==========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                         $   (6,184)        $   23,954           $  (29,592)          $  121,162
   Net realized gain (loss) on investments                  51,285             13,228               82,391              (30,482)
   Capital gain distributions from mutual funds                 --                 --                   --                   --
   Net change in unrealized appreciation
      (depreciation) of investments                         79,785             70,343               77,386               34,803
                                                        ----------         ----------           ----------           ----------
Increase (decrease) in net assets resulting from
   operations                                              124,886            107,525              130,185              125,483
                                                        ----------         ----------           ----------           ----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                            238,909            369,551              620,892              193,931
   Net transfers from (to) other Divisions or fixed
      rate option                                          (26,077)             2,227              (52,164)            (794,194)
   Internal rollovers                                          519              7,959                  424                   --
   Cost of insurance and other charges                    (134,489)          (188,400)            (400,159)            (148,896)
   Administrative charges                                  (11,792)           (18,655)             (20,791)              (7,659)
   Policy loans                                            (27,421)            (2,569)             (72,970)             (14,213)
   Death benefits                                               --               (550)                  --                   (4)
   Withdrawals                                             (17,230)           (15,280)            (378,243)             (68,240)
                                                        ----------         ----------           ----------           ----------
Increase (decrease) in net assets resulting from
   principal transactions                                   22,419            154,283             (303,011)            (839,275)
                                                        ----------         ----------           ----------           ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    147,305            261,808             (172,826)            (713,792)
NET ASSETS:
   Beginning of year                                       983,042            964,642            4,227,016            2,179,040
                                                        ----------         ----------           ----------           ----------
   End of year                                          $1,130,347         $1,226,450           $4,054,190           $1,465,248
                                                        ==========         ==========           ==========           ==========

                            See accompanying notes.

                                   VL-R-19

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                               Divisions
                                                                        -----------------------------------------------------
                                                                            VALIC         VALIC         VALIC         VALIC
                                                                          Company I     Company I     Company I     Company I
                                                                        International    Mid Cap        Money      Nasdaq-100
                                                                          Equities        Index       Market I        Index
                                                                            Fund          Fund          Fund          Fund
                                                                        -----------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                           $   64,833   $    79,895  $  1,240,716  $   (25,020)
   Net realized gain (loss) on investments                                   214,756       829,985            --      467,680
   Capital gain distributions from mutual funds                               74,804     1,183,499            --           --
   Net change in unrealized appreciation (depreciation) of investments      (131,466)     (853,133)           --      188,590
                                                                          ----------   -----------  ------------  -----------
Increase (decrease) in net assets resulting from operations                  222,927     1,240,246     1,240,716      631,250
                                                                          ----------   -----------  ------------  -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                              361,472     1,987,563    24,574,609      638,791
   Net transfers from (to) other Divisions or fixed rate option              991,311        35,376   (19,293,144)  (1,109,240)
   Internal rollovers                                                            314           484     1,377,098           --
   Cost of insurance and other charges                                      (234,056)   (1,287,977)   (3,867,471)    (390,257)
   Administrative charges                                                    (17,019)      (89,412)   (1,286,215)     (30,767)
   Policy loans                                                              (17,275)     (324,270)   (1,322,083)     (67,752)
   Death benefits                                                                 --       (51,647)     (163,105)      (1,568)
   Withdrawals                                                              (219,736)   (1,207,907)     (717,282)    (244,356)
                                                                          ----------   -----------  ------------  -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                              865,011      (937,790)     (697,593)  (1,205,149)
                                                                          ----------   -----------  ------------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    1,087,938       302,456       543,123     (573,899)
NET ASSETS:
   Beginning of year                                                       2,742,340    17,663,090    30,597,846    4,186,474
                                                                          ----------   -----------  ------------  -----------
   End of year                                                            $3,830,278   $17,965,546  $ 31,140,969  $ 3,612,575
                                                                          ==========   ===========  ============  ===========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                           $   22,097   $   (37,678) $  1,306,263  $   (25,999)
   Net realized gain (loss) on investments                                   237,928       791,315            --      338,983
   Capital gain distributions from mutual funds                              151,425     1,166,529            --           --
   Net change in unrealized appreciation (depreciation) of investments       105,700      (412,652)           --     (113,006)
                                                                          ----------   -----------  ------------  -----------
Increase (decrease) in net assets resulting from operations                  517,150     1,507,514     1,306,263      199,978
                                                                          ----------   -----------  ------------  -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                              322,747     2,179,176    18,366,775      839,415
   Net transfers from (to) other Divisions or fixed rate option              (30,669)      213,027    (8,470,372)    (540,461)
   Internal rollovers                                                            190         4,909       878,353          410
   Cost of insurance and other charges                                      (204,734)   (1,271,719)   (3,635,797)    (407,935)
   Administrative charges                                                    (14,717)      (95,675)     (966,049)     (40,714)
   Policy loans                                                              (20,113)     (404,072)      440,035        7,684
   Death benefits                                                                 80      (183,264)     (356,317)          --
   Withdrawals                                                              (176,741)     (942,529)   (1,520,238)    (123,606)
                                                                          ----------   -----------  ------------  -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                             (123,957)     (500,147)    4,736,390     (265,207)
                                                                          ----------   -----------  ------------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      393,193     1,007,367     6,042,653      (65,229)
NET ASSETS:
   Beginning of year                                                       2,349,147    16,655,723    24,555,193    4,251,703
                                                                          ----------   -----------  ------------  -----------
   End of year                                                            $2,742,340   $17,663,090  $ 30,597,846  $ 4,186,474
                                                                          ==========   ===========  ============  ===========

                             See accompanying notes.

                                   VL-R-20

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                             Divisions
                                                                        -----------------------------------------------------
                                                                           VALIC          VALIC        VALIC      Van Kampen
                                                                          Company I     Company I    Company I        LIT
                                                                         Science &      Small Cap      Stock      Government
                                                                         Technology       Index        Index      Portfolio -
                                                                            Fund           Fund        Fund         Class I
                                                                        -----------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                           $  (10,097)  $    27,895  $   284,548    $  5,257
   Net realized gain (loss) on investments                                    46,923       431,302    1,689,088      (1,232)
   Capital gain distributions from mutual funds                                   --       526,218    1,634,291          --
   Net change in unrealized appreciation (depreciation) of investments       181,882    (1,150,074)  (2,028,953)      3,601
                                                                          ----------   -----------  -----------    --------
Increase (decrease) in net assets resulting from operations                  218,708      (164,659)   1,578,974       7,626
                                                                          ----------   -----------  -----------    --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                              202,161       964,241    3,226,704       1,576
   Net transfers from (to) other Divisions or fixed rate option              111,155       470,253   (2,789,136)      8,190
   Internal rollovers                                                             --         2,234        4,459          --
   Cost of insurance and other charges                                      (114,657)     (501,047)  (2,716,121)    (10,641)
   Administrative charges                                                     (9,809)      (47,387)    (143,071)         --
   Policy loans                                                               (7,223)      (59,465)    (391,415)     (4,946)
   Death benefits                                                               (670)      (94,817)     (99,056)         --
   Withdrawals                                                               (41,018)     (454,483)  (1,165,593)     (9,984)
                                                                          ----------   -----------  -----------    --------
Increase (decrease) in net assets resulting from principal
   transactions                                                              139,939       279,529   (4,073,229)    (15,805)
                                                                          ----------   -----------  -----------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      358,647       114,870   (2,494,255)     (8,179)
NET ASSETS:
   Beginning of year                                                       1,228,493     6,676,702   35,624,312     135,776
                                                                          ----------   -----------  -----------    --------
   End of year                                                            $1,587,140   $ 6,791,572  $33,130,057    $127,597
                                                                          ==========   ===========  ===========    ========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                           $   (8,670)  $   (19,397) $    40,239    $  5,833
   Net realized gain (loss) on investments                                    62,771       502,152    2,049,336      (1,883)
   Capital gain distributions from mutual funds                                   --       314,368    1,124,134          --
   Net change in unrealized appreciation (depreciation) of investments           663       178,372    1,619,156        (464)
                                                                          ----------   -----------  -----------    --------
Increase (decrease) in net assets resulting from operations                   54,764       975,495    4,832,865       3,486
                                                                          ----------   -----------  -----------    --------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                              208,938     1,052,712    3,466,697       3,641
   Net transfers from (to) other Divisions or fixed rate option               57,549       167,695   (2,312,966)        438
   Internal rollovers                                                             --           796       12,768          --
   Cost of insurance and other charges                                      (221,201)     (455,189)  (3,020,872)    (27,771)
   Administrative charges                                                    (10,104)      (50,348)    (145,917)         --
   Policy loans                                                              (22,518)     (265,086)    (701,571)     (1,013)
   Death benefits                                                                 --        (1,657)     (47,112)         --
   Withdrawals                                                               (95,020)     (406,828)  (3,740,973)     (3,261)
                                                                          ----------   -----------  -----------    --------
Increase (decrease) in net assets resulting from principal
   transactions                                                              (82,356)       42,095   (6,489,946)    (27,966)
                                                                          ----------   -----------  -----------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (27,592)    1,017,590   (1,657,081)    (24,480)
NET ASSETS:
   Beginning of year                                                       1,256,085     5,659,112   37,281,393     160,256
                                                                          ----------   -----------  -----------    --------
   End of year                                                            $1,228,493   $ 6,676,702  $35,624,312    $135,776
                                                                          ==========   ===========  ===========    ========

                             See accompanying notes.

                                   VL-R-21

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2007 and 2006

                                                                                               Divisions
                                                                        ------------------------------------------------------
                                                                         Van Kampen   Van Kampen
                                                                         LIT Growth  LIT Strategic  Vanguard VIF  Vanguard VIF
                                                                         and Income     Growth       High Yield       REIT
                                                                        Portfolio -   Portfolio -       Bond          Index
                                                                          Class I       Class I       Portfolio     Portfolio
                                                                        ------------------------------------------------------
For the Year Ended December 31, 2007
OPERATIONS:
   Net investment income (loss)                                         $   112,360     $   (370)    $  317,551   $   198,616
   Net realized gain (loss) on investments                                  409,042        6,064        (12,031)    1,080,608
   Capital gain distributions from mutual funds                             482,387           --             --     1,280,223
   Net change in unrealized appreciation (depreciation) of investments     (741,388)       2,016       (236,093)   (5,450,346)
                                                                        -----------     --------     ----------   -----------
Increase (decrease) in net assets resulting from operations                 262,401        7,710         69,427    (2,890,899)
                                                                        -----------     --------     ----------   -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                           1,910,996        2,318      1,048,284     2,431,130
   Net transfers from (to) other Divisions or fixed rate option            (353,431)      (8,220)       537,212     1,267,143
   Internal rollovers                                                            --           --          4,610         4,260
   Cost of insurance and other charges                                     (799,552)      (1,819)      (584,024)   (1,396,893)
   Administrative charges                                                   (91,961)          --        (53,813)     (120,578)
   Policy loans                                                            (226,937)       2,665        (83,416)     (134,448)
   Death benefits                                                           (25,838)          --        (30,167)      (74,113)
   Withdrawals                                                             (253,789)      (8,020)      (155,888)   (1,327,212)
                                                                        -----------     --------     ----------   -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                             159,488      (13,076)       682,798       649,289
                                                                        -----------     --------     ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     421,889       (5,366)       752,225    (2,241,610)
NET ASSETS:
   Beginning of year                                                     12,098,136       57,242      5,181,037    17,122,271
                                                                        -----------     --------     ----------   -----------
   End of year                                                          $12,520,025     $ 51,876     $5,933,262   $14,880,661
                                                                        ===========     ========     ==========   ===========
For the Year Ended December 31, 2006
OPERATIONS:
   Net investment income (loss)                                         $    38,947     $   (421)    $  347,695   $   182,163
   Net realized gain (loss) on investments                                  520,871          471        (72,435)      908,031
   Capital gain distributions from mutual funds                             613,913           --             --       890,176
   Net change in unrealized appreciation (depreciation) of investments      360,307        1,308        108,539     2,179,220
                                                                        -----------     --------     ----------   -----------
Increase (decrease) in net assets resulting from operations               1,534,038        1,358        383,799     4,159,590
                                                                        -----------     --------     ----------   -----------
PRINCIPAL TRANSACTIONS:
   Net premiums                                                           1,923,721        4,380      1,061,834     2,466,113
   Net transfers from (to) other Divisions or fixed rate option            (109,336)        (259)      (308,335)      736,702
   Internal rollovers                                                         1,421           --         13,671        15,446
   Cost of insurance and other charges                                     (727,324)      (2,615)      (590,885)   (1,236,493)
   Administrative charges                                                   (90,147)          --        (54,057)     (120,151)
   Policy loans                                                             (58,688)      (3,361)       (81,623)     (228,520)
   Death benefits                                                                --           --         (1,818)       (5,694)
   Withdrawals                                                             (414,854)        (203)      (470,628)     (717,209)
                                                                        -----------     --------     ----------   -----------
Increase (decrease) in net assets resulting from principal
   transactions                                                             524,793       (2,058)      (431,841)      910,194
                                                                        -----------     --------     ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                   2,058,831         (700)       (48,042)    5,069,784
NET ASSETS:
   Beginning of year                                                     10,039,305       57,942      5,229,079    12,052,487
                                                                        -----------     --------     ----------   -----------
   End of year                                                          $12,098,136     $ 57,242     $5,181,037   $17,122,271
                                                                        ===========     ========     ==========   ===========

                             See accompanying notes.

                                   VL-R-22

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS

Note A - Organization

Separate Account VL-R (the "Separate Account") was established by resolution of the Board of Directors of American General Life Insurance Company (the "Company") on May 6, 1997 to fund variable universal life insurance policies issued by the Company. The following products are included in the Separate
Account: AG Legacy Plus, Corporate America, Legacy Plus, Platinum Investor I, Platinum Investor II, Platinum Investor III, Platinum Investor IV, Platinum Investor FlexDirector, Platinum Investor PLUS, Platinum Investor Survivor, Platinum Investor Survivor II, Platinum Investor VIP, The One VUL Solution, AIG Corporate Investor and AIG Income Advantage VUL. Of the products listed, AG Legacy Plus, Legacy Plus, Platinum Investor I, Platinum Investor Survivor and The One VUL Solution are no longer offered for sale. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Separate Account is divided into "Divisions", which invest in independently managed mutual fund portfolios ("Funds"). The Funds available to policy owners through the various Divisions are as follows:

                   AIM Variable Insurance Funds ("AIM V.I."):
                    AIM V.I. Core Equity Fund - Series I (2)
              AIM V.I. Global Real Estate Fund - Series I (1) (17)
                  AIM V.I. International Growth Fund - Series I
                   AIM V.I. Premier Equity Fund - Series I (2)

                   The Alger American Fund ("Alger American"):
           Alger American Leveraged AllCap Portfolio - Class O Shares
             Alger American MidCap Growth Portfolio - Class O Shares

       American Century Variable Portfolios, Inc. ("American Century VP"):
                    American Century VP Value Fund - Class I

                     Credit Suisse Trust ("Credit Suisse"):
                  Credit Suisse Small Cap Core I Portfolio (13)

                  Dreyfus Investment Portfolios ("Dreyfus IP"):
             Dreyfus IP MidCap Stock Portfolio - Initial Shares (3)

                Dreyfus Variable Investment Fund ("Dreyfus VIF"):
          Dreyfus VIF Developing Leaders Portfolio - Initial Shares (3)
       Dreyfus VIF International Value Portfolio - Initial Shares (1) (17)
             Dreyfus VIF Quality Bond Portfolio - Initial Shares (3)

          Fidelity(R) Variable Insurance Products ("Fidelity(R) VIP"):
         Fidelity(R) VIP Asset Manager(SM) Portfolio - Service Class (2)
           Fidelity(R) VIP Contrafund(R) Portfolio - Service Class (2)
           Fidelity(R) VIP Equity-Income Portfolio - Service Class (2) Fidelity(R) VIP Freedom 2020 Portfolio - Service Class 2 (4) Fidelity(R) VIP Freedom 2025 Portfolio - Service Class 2 (4) Fidelity(R) VIP Freedom 2030 Portfolio - Service Class 2 (4)
              Fidelity(R) VIP Growth Portfolio - Service Class (2) Fidelity(R) VIP Mid Cap Portfolio - Service Class (2)

  Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton"):
      Franklin Templeton Franklin Small Cap Value Securities Fund - Class 2 Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund - Class 2
           Franklin Templeton Franklin U.S. Government Fund - Class 2
           Franklin Templeton Mutual Shares Securities Fund - Class 2
         Franklin Templeton Templeton Foreign Securities Fund - Class 2

                                   VL-R-23

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note A - Organization - Continued

          Goldman Sachs Variable Insurance Trust ("Goldman Sachs VIT"):
          Goldman Sachs VIT Capital Growth Fund - Institutional Shares

                       Janus Aspen Series ("Janus Aspen"):
              Janus Aspen Forty Portfolio - Service Shares (1) (17)
           Janus Aspen International Growth Portfolio - Service Shares
              Janus Aspen Mid Cap Growth Portfolio - Service Shares
           Janus Aspen Worldwide Growth Portfolio - Service Shares (5)

                          J.P. Morgan Insurance Trust:
      JPMorgan Insurance Trust Government Bond Portfolio - Class I (1) (17)

                    J.P. Morgan Series Trust II ("JPMorgan"):
                             JPMorgan International
                            Equity Portfolio (1) (17)
                      JPMorgan Mid Cap Value Portfolio (6)
                        JPMorgan Small Company Portfolio

               MFS(R) Variable Insurance Trust(SM) ("MFS(R) VIT"):
             MFS(R) VIT Core Equity Series - Initial Class (7) (14)
              MFS(R) VIT Emerging Growth Series - Initial Class (7)
                 MFS(R) VIT New Discovery Series - Initial Class
                   MFS(R) VIT Research Series - Initial Class
                 MFS(R) VIT Total Return Series - Initial Class

      Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT"):
             Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
                Neuberger Berman AMT Partners Portfolio - Class I
      Neuberger Berman AMT Socially Responsive Portfolio - Class I (1) (16)

               Oppenheimer Variable Account Funds ("Oppenheimer"):
                Oppenheimer Balanced Fund/VA - Non-Service Shares
           Oppenheimer Global Securities Fund/VA - Non-Service Shares
              Oppenheimer High Income Fund/VA - Non-Service Shares

                  PIMCO Variable Insurance Trust ("PIMCO VIT"):
                PIMCO VIT CommodityRealReturn Strategy Portfolio
                           - Administrative Class (8)
   PIMCO VIT Global Bond Portfolio (Unhedged) - Administrative Class (1) (17)
             PIMCO VIT Real Return Portfolio - Administrative Class
              PIMCO VIT Short-Term Portfolio - Administrative Class
             PIMCO VIT Total Return Portfolio - Administrative Class

                  Pioneer Variable Contracts Trust ("Pioneer"):
                      Pioneer Fund VCT Portfolio - Class I
              Pioneer Growth Opportunities VCT Portfolio - Class I
                Pioneer Mid Cap Value VCT Portfolio - Class I (9)

                      Putnam Variable Trust ("Putnam VT"):
                  Putnam VT Diversified Income Fund - Class IB
                Putnam VT Growth and Income Fund - Class IB (10)
            Putnam VT International Growth and Income Fund - Class IB
                    Putnam VT Small Cap Value Fund - Class IB
                         Putnam VT Vista Fund - Class IB
                        Putnam VT Voyager Fund - Class IB

                                   VL-R-24

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note A - Organization - Continued

                     SunAmerica Series Trust ("SunAmerica"):
                SunAmerica Aggressive Growth Portfolio - Class 1
                  SunAmerica Balanced Portfolio - Class 1 (15)

                The Universal Institutional Funds, Inc. ("UIF"):
                UIF Equity Growth Portfolio - Class I Shares (11)
                 UIF High Yield Portfolio - Class I Shares (11)

                                VALIC Company I:
                   VALIC Company I International Equities Fund
                       VALIC Company I Mid Cap Index Fund
                       VALIC Company I Money Market I Fund
                    VALIC Company I Nasdaq-100(R) Index Fund
                    VALIC Company I Science & Technology Fund
                      VALIC Company I Small Cap Index Fund
                        VALIC Company I Stock Index Fund

              Van Kampen Life Investment Trust ("Van Kampen LIT"):
                  Van Kampen LIT Government Portfolio - Class I
              Van Kampen LIT Growth and Income Portfolio - Class I
            Van Kampen LIT Strategic Growth Portfolio - Class I (12)

            Vanguard(R) Variable Insurance Fund ("Vanguard(R) VIF"):
                    Vanguard(R) VIF High Yield Bond Portfolio
                      Vanguard(R) VIF REIT Index Portfolio

(1)  Divisions had no activity in the current year.

(2) Effective May 1, 2006, AIM V.I. Premier Equity Fund - Series I merged into AIM V.I. Core Equity Fund - Series I. AIM V.I. Core Equity Fund - Series I is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.

(3) Effective May 1, 2006, Dreyfus IP MidCap Stock Portfolio - Initial Shares, Dreyfus VIF Developing Leaders Portfolio - Initial Shares and Dreyfus VIF Quality Bond Portfolio - Initial Shares are no longer offered as investment options for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.

(4) Effective May 1, 2006, Fidelity VIP Freedom 2020 Portfolio - Service Class 2, Fidelity VIP Freedom 2025 Portfolio - Service Class 2 and Fidelity VIP Freedom 2030 Portfolio - Service Class 2 became available as investment options.

(5) Effective May 1, 2006, Janus Aspen Worldwide Growth Portfolio - Service Shares is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.

(6) Effective May 1, 2006, JPMorgan Mid Cap Value Portfolio is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later and is not available for new investments in existing policies.

(7) Effective May 1, 2006, MFS VIT Capital Opportunities Series - Initial Class and MFS VIT Emerging Growth Series - Initial Class are no longer offered as investment options for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.

(8) Effective May 1, 2006, PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class became available as an investment option.

(9) Effective May 1, 2006, Pioneer Mid Cap Value VCT Portfolio - Class I became available as an investment option.

(10) Effective May 1, 2006, Putnam VT Growth and Income Fund - Class IB is no longer offered as an investment option for policies with an issue date of May 1, 2006 or later. This restriction is not applicable to Platinum Investor I, Platinum Investor Survivor, and Corporate America.

(11) Effective May 1, 2006, UIF Equity Growth Portfolio - Class I Shares and UIF High Yield Portfolio - Class I Shares are no longer offered as investment options for policies with an issue date of May 1, 2006 or later.

                                   VL-R-25

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note A - Organization - Continued

(12) Effective August 15, 2006, Van Kampen LIT Emerging Growth Portfolio - Class I changed its name to Van Kampen LIT Strategic Growth Portfolio - Class I.

(13) Effective December 1, 2006, Credit Suisse Small Cap Growth Portfolio changed its name to Credit Suisse Small Cap Core I Portfolio.

(14) Effective May 1, 2007, MFS VIT Capital Opportunities Series - Initial Class changed its name to MFS VIT Core Equity Series - Initial Class

(15) Effective May 1, 2007, SunAmerica - SunAmerica Balanced Portfolio - Class 1 changed its name to SunAmerica Balanced Portfolio - Class 1.

(16) Effective September 4, 2007, Neuberger Berman AMT Socially Responsive Portfolio - Class I became available as an investment option.

(17) Effective October 29, 2007, American General Life Insurance Company commenced providing unit values for the following investment options: AIM V.I. Global Real Estate Fund - Series I, Dreyfus VIF International Value Portfolio - Initial Shares, Janus Aspen Forty Portfolio - Service Shares, JPMorgan International Equity Portfolio, JPMorgan Insurance Trust Government Bond Portfolio - Class 1, PIMCO VIT Global Bond Portfolio (Unhedged) - Administrative Class.

AIG SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to SunAmerica Series Trust.

The Variable Annuity Life Insurance Company, an affiliate of the Company, serves as the investment advisor to VALIC Company I.

In addition to the Divisions above, policy owners may allocate funds to a fixed account that is part of the Company's general account. Policy owners should refer to the prospectus and prospectus supplements for a complete description of the available Funds and the fixed account.

The assets of the Separate Account are segregated from the Company's other assets. The operations of the Separate Account are part of the Company.

Net premiums from the policies are allocated to the Divisions and invested in the Funds in accordance with policy owner instructions. The premiums are recorded as principal transactions in the Statement of Changes in Net Assets.

Note B - Summary of Significant Accounting Policies and Basis of Presentation

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The accounting principles followed by the Separate Account and the methods of applying those principles are presented below.

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

Security valuation - The investments in shares of the Funds are stated at the net asset value of the respective portfolio as determined by the fund, which value their securities at fair value.

Security transactions and related investment income - Security transactions which represent purchases and sales of investments are accounted for on the trade date at fair value. Realized gains and losses from security transactions are determined on the basis of first-in first-out. Dividend income and distributions of capital gains are recorded on the ex-dividend date and reinvested upon receipt.

                                   VL-R-26

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note B - Summary of Significant Accounting Policies and Basis of Presentation - Continued

Policy loans - When a policy loan is made, the loan amount is transferred to the Company from the policy owner's selected investment Division(s), and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the policy owner's selected investment Division(s), after they are first used to repay all loans taken from the declared fixed interest account option.

Federal income taxes - The Company is taxed as a life insurance company under the Internal Revenue Code and includes the operations of the Separate Account in determining its federal income tax liability. As a result, the Separate Account is not taxed as a "Regulated Investment Company" under subchapter M of the Internal Revenue Code. Under existing federal income tax law, the investment income and capital gains from sales of investments realized by the Separate Account are not taxable. Therefore, no federal income tax provision has been made.

Accumulation unit - This is a measuring unit used to calculate the policy owner's interest. Such units are valued on each day that the New York Stock Exchange ("NYSE") is open for business to reflect investment performance and the prorated daily deduction for mortality and expense risk charges.

Internal rollovers - A policy owner with an eligible Company life insurance policy may elect to replace their existing policy with another insurance policy offered by the Company. Internal rollovers are included in the Statement of Changes in Net Assets under principal transactions.

Note C - Policy Charges

Deductions from premium payments - Certain jurisdictions require that a deduction be made from each premium payment for premium taxes. The amount of such deduction currently ranges from 0% to 3.5%. For AIG Corporate Investor and Corporate America policies, the Company deducts from each premium payment a charge to cover costs associated with the issuance of the policy, administrative services the Company performs and a premium tax that is applicable to the Company in the state or other jurisdiction of the policy owner. A summary of premium expense charges for AIG Corporate Investor and Corporate America policies follows:

Policies                Premium Expense
----------------------  ------------------------------------------------------
AIG Corporate Investor  4% up to the "target premium" and 5% on any premium amounts in excess of the "target premium" for policy years 1-3. 9% up to the "target premium" and 5% on any premium amounts in excess of the "target premium" for policy years 4-7. 5% of all premium payments in policy years 8 and thereafter.

Corporate America       9% up to the "target premium" and 5% on any premium
                        amounts in excess of the "target premium" for policy years 1-7. 5% of all premium payments in policy years 8 and thereafter.

The "target premium" is an amount of premium that is approximately equal to the seven-pay premium, which is the maximum amount of premium that may be paid without the policy becoming a modified endowment contract.

For other policies offered through the Separate Account (except for AIG Corporate Investor, Corporate America, AG Legacy Plus, and Legacy Plus), the following premium expense charge may be deducted from each after-tax premium payment, prior to allocation to the Separate Account.

Policies                        Premium Expense
------------------------------  ---------------
AIG Income Advantage VUL              5.00%
Platinum Investor I and II            2.50%
Platinum Investor III                 5.00%
Platinum Investor IV                  5.00%
Platinum Investor FlexDirector        5.00%
Platinum Investor PLUS                5.00%
Platinum Investor Survivor            6.50%
Platinum Investor Survivor II         5.00%
Platinum Investor VIP                 5.00%

                                   VL-R-27

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note C - Policy Charges - Continued

Mortality and expense risk and administrative charges - Deductions for administrative expenses and mortality and expense risks assumed by the Company are assessed through the daily unit value calculation and paid to the Company from the daily net asset value of the Divisions. A summary of these charges by policy follows:

                                                 Mortality and     First Reduction in          Second Reduction
                                               Expense Risk and       Mortality and            in Mortality and
                                                Administrative      Expense Risk and    After  Expense Risk and   After
                                                    Charges          Administrative    Policy   Administrative   Policy
Policies                                      Current Annual Rate     Charges Rate      Year     Charges Rate     Year
-----------------------------------------------------------------------------------------------------------------------
AG Legacy Plus                                       0.75%                0.10%          10           0.25%        20
AIG Corporate Investor                               0.65%                0.25%          10           0.25%        20
AIG Income Advantage VUL                             0.20%                0.20%          10           0.00%        20
Corporate America                                    0.35%                0.10%          10           0.10%        20
Corporate America (reduced surrender charge)         0.65%                0.25%          10           0.25%        20
Legacy Plus                                          0.75%                0.25%          10           0.25%        20
Platinum Investor I and II                           0.75%                0.25%          10           0.25%        20
Platinum Investor III                                0.70%                0.25%          10           0.35%        20
Platinum Investor IV                                 0.70%                0.35%          10           0.35%        20
Platinum Investor FlexDirector                       0.70%                0.25%          10           0.35%        20
Platinum Investor PLUS                               0.70%                0.25%          10           0.35%        20
Platinum Investor Survivor                           0.40%                0.20%          10           0.10%        30
Platinum Investor Survivor II                        0.75%                0.25%          15           0.35%        30
Platinum Investor VIP                                0.70%                0.35%          10           0.35%        20

Guaranteed Minimum Withdrawal Benefit (GMWB) Rider charge - Daily charges for the GMWB rider are assessed through the daily unit value calculation on all policies that have elected this option and are equivalent, on an annual basis, to 0.75% of the value of the policy, which may be increased to a maximum of 1.50%. These charges are included as part of the mortality and expense risk and administrative charges line of the Statement of Operations.

Monthly administrative and expense charges - Monthly administrative charges are paid to the Company for the administrative services provided under the current policies. The Company may charge a maximum fee of $12 for the monthly administrative charge. The Company may deduct an additional monthly expense charge for expenses associated with acquisition, administrative and underwriting of your policy. The monthly expense charge is applied only against each $1,000 of base coverage. This charge varies according to the ages, gender and the premium classes of both of the contingent insurers, as well as the amount of coverage. The monthly administrative and expense charges are paid by redemption of units outstanding. Monthly administrative and expense charges are included with cost of insurance in the Statement of Changes in Net Assets under principal transactions.

Cost of insurance charge - Since determination of both the insurance rate and the Company's net amount at risk depends upon several factors, the cost of insurance deduction may vary from month to month. Policy accumulation value, specified amount of insurance and certain characteristics of the insured person are among the variables included in the calculation for the monthly cost of insurance deduction. The cost of insurance charges are paid by redemption of units outstanding. Cost of insurance charges are included in the Statement of Changes in Net Assets under principal transactions.

Optional rider charges - Monthly charges are deducted if the policy owner selects additional benefit riders. The charges for any rider selected will vary by policy within a range based on either the personal characteristics of the insured person or the specific coverage chosen under the rider. The rider charges are paid by redemption of units outstanding. Optional rider charges are included with cost of insurance in the Statement of Changes in Net Assets under principal transactions.

                                   VL-R-28

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note C - Policy Charges - Continued

Transfer charges - The Company reserves the right to charge a $25 transfer fee for each transfer in excess of 12 during the policy year. Transfer requests are subject to the Company's published rules concerning market timing. A policy owner who violates these rules will for a period of time (typically six months), have certain restrictions placed on transfers. The transfer charges are paid by redemption of units outstanding. Transfer charges are included with net transfers from (to) other divisions or fixed rate option in the Statement of Changes in Net Assets under principal transactions.

Surrender charge - A surrender charge may be applicable to certain withdrawal amounts and is payable to the Company. The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. For partial surrender, the Company may charge a maximum transaction fee per policy equal to the lesser of 2% of the amount withdrawn or $25. Currently, a $10 transaction fee per policy is charged for each partial surrender. The surrender and partial withdrawal charges are paid by redemption of units outstanding. Surrender and partial withdrawal charges are included with withdrawals in the Statement of Changes in Net Assets under principal transactions.

Policy loan - A loan may be requested against the policy while the policy has a net cash surrender value. The daily interest charge on the loan is paid to the Company for the expenses of administering and providing policy loans. The interest charge is collected through any loan repayment from the policyholder.

                                   VL-R-29

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note D - Security Purchases and Sales

For the year ended December 31, 2007, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                              Cost of    Proceeds from
Divisions                                                                    Purchases       Sales
------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund - Series I                                        $   836,264   $ 2,292,591
AIM V.I. International Growth Fund - Series I                                 3,682,445     1,867,056
Alger American Leveraged AllCap Portfolio - Class O Shares                    1,599,657       577,471
Alger American MidCap Growth Portfolio - Class O Shares                       1,123,818       322,059
American Century VP Value Fund - Class I                                      4,477,288     1,835,389
Credit Suisse Small Cap Core I Portfolio                                        384,709       234,410
Dreyfus IP MidCap Stock Portfolio - Initial Shares                            1,008,179       547,249
Dreyfus VIF Developing Leaders Portfolio - Initial Shares                     2,776,099     1,523,966
Dreyfus VIF Quality Bond Portfolio - Initial Shares                           1,142,034       949,353
Fidelity VIP Asset Manager Portfolio - Service Class 2                        3,341,320     3,144,509
Fidelity VIP Contrafund Portfolio - Service Class 2                          16,405,820     3,646,532
Fidelity VIP Equity-Income Portfolio - Service Class 2                        5,288,058     1,983,982
Fidelity VIP Freedom 2020 Portfolio - Service Class 2                            62,394        24,178
Fidelity VIP Freedom 2025 Portfolio - Service Class 2                            78,847        22,563
Fidelity VIP Freedom 2030 Portfolio - Service Class 2                           336,000        59,345
Fidelity VIP Growth Portfolio - Service Class 2                               2,524,615     1,819,292
Fidelity VIP Mid Cap Portfolio - Service Class 2                              3,840,517     1,306,651
Franklin Templeton Franklin Small Cap Value Securities Fund - Class 2         3,320,181     2,833,480
Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund - Class 2        9,167        14,005
Franklin Templeton Franklin U.S. Government Fund - Class 2                    1,624,914     7,182,149
Franklin Templeton Mutual Shares Securities Fund - Class 2                    3,732,139     8,255,196
Franklin Templeton Templeton Foreign Securities Fund - Class 2                2,585,336     8,259,990
Goldman Sachs VIT Capital Growth Fund - Institutional Shares                     17,128       481,758
Janus Aspen International Growth Portfolio - Service Shares                   5,937,099     3,262,119
Janus Aspen Mid Cap Growth Portfolio - Service Shares                           808,439       511,503
Janus Aspen Worldwide Growth Portfolio - Service Shares                       1,054,052       382,869
JPMorgan Mid Cap Value Portfolio                                                197,146       243,198
JPMorgan Small Company Portfolio                                                845,188       315,750
MFS VIT Core Equity Series - Initial Class                                      303,758       488,275
MFS VIT Emerging Growth Series - Initial Class                                  828,731     1,535,943
MFS VIT New Discovery Series - Initial Class                                    657,370       515,493
MFS VIT Research Series - Initial Class                                         331,326       343,456
MFS VIT Total Return Series - Initial Class                                      46,174        82,792
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I                       3,011,345       569,880
Neuberger Berman AMT Partners Portfolio - Class I                                13,796        14,238
Oppenheimer Balanced Fund/VA - Non-Service Shares                               740,247       272,171
Oppenheimer Global Securities Fund/VA - Non-Service Shares                    2,937,796       590,598
Oppenheimer High Income Fund/VA - Non-Service Shares                             12,264        11,928
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class       1,709,554       283,841
PIMCO VIT Real Return Portfolio - Administrative Class                        3,117,770     1,604,260
PIMCO VIT Short-Term Portfolio - Administrative Class                         1,280,929       605,716
PIMCO VIT Total Return Portfolio - Administrative Class                       6,214,527     3,472,407
Pioneer Fund VCT Portfolio - Class I                                            196,754       353,875
Pioneer Growth Opportunities VCT Portfolio - Class I                            945,298       750,572
Pioneer Mid Cap Value VCT Portfolio - Class I                                   243,932        73,000
Putnam VT Diversified Income Fund - Class IB                                  1,509,433     5,146,336
Putnam VT Growth and Income Fund - Class IB                                   4,365,267     5,843,691
Putnam VT International Growth and Income Fund - Class IB                     3,728,879     1,341,740
Putnam VT Small Cap Value Fund - Class IB                                        57,441        40,495
Putnam VT Vista Fund - Class IB                                                   5,892         9,333
Putnam VT Voyager Fund - Class IB                                                 5,771        57,150

                                   VL-R-30

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note D - Security Purchases and Sales - Continued

For the year ended December 31, 2007, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                              Cost of    Proceeds from
Divisions                                                                    Purchases       Sales
------------------------------------------------------------------------------------------------------
SunAmerica Aggressive Growth Portfolio - Class 1                            $   674,642   $   646,265
SunAmerica Balanced Portfolio - Class 1                                         337,051       164,567
UIF Equity Growth Portfolio - Class I Shares                                    258,369       776,717
UIF High Yield Portfolio - Class I Shares                                       715,261       202,914
VALIC Company I International Equities Fund                                   1,442,553       437,912
VALIC Company I Mid Cap Index Fund                                            3,035,292     2,709,687
VALIC Company I Money Market I Fund                                          27,118,641    26,575,517
VALIC Company I Nasdaq-100 Index Fund                                           597,675     1,827,845
VALIC Company I Science & Technology Fund                                       261,660       131,818
VALIC Company I Small Cap Index Fund                                          2,149,060     1,315,419
VALIC Company I Stock Index Fund                                              5,236,045     7,390,436
Van Kampen LIT Government Portfolio - Class I                                    23,044        33,592
Van Kampen LIT Growth and Income Portfolio - Class I                          3,425,326     2,671,091
Van Kampen LIT Strategic Growth Portfolio - Class I                               5,563        19,008
Vanguard VIF High Yield Bond Portfolio                                        1,713,898       713,548
Vanguard VIF REIT Index Portfolio                                             6,354,439     4,226,311

                                   VL-R-31

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note E - Investments

The following is a summary of fund shares owned as of December 31, 2007.

                                                                                    Net Asset Value  Value of Shares  Cost of Shares
Divisions                                                                  Shares      Per Share      at Fair Value        Held
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund - Series I                                       440,048       $29.11        $12,809,788     $11,165,188
AIM V.I. International Growth Fund - Series I                              459,714        33.63         15,460,193      11,239,507
Alger American Leveraged AllCap Portfolio - Class O Shares                  75,089        55.39          4,159,191       3,094,140
Alger American MidCap Growth Portfolio - Class O Shares                    126,962        23.62          2,998,843       2,647,295
American Century VP Value Fund - Class I                                 2,345,480         7.47         17,520,739      18,626,317
Credit Suisse Small Cap Core I Portfolio                                   126,701        15.47          1,960,061       1,906,362
Dreyfus IP MidCap Stock Portfolio - Initial Shares                         329,391        15.52          5,112,151       5,380,902
Dreyfus VIF Developing Leaders Portfolio - Initial Shares                  314,919        32.34         10,184,496      11,495,757
Dreyfus VIF Quality Bond Portfolio - Initial Shares                        790,745        11.08          8,761,456       9,000,969
Fidelity VIP Asset Manager Portfolio - Service Class 2                     385,424        16.33          6,293,966       5,550,223
Fidelity VIP Contrafund Portfolio - Service Class 2                      1,474,822        27.46         40,498,625      42,075,086
Fidelity VIP Equity-Income Portfolio - Service Class 2                     949,752        23.57         22,385,661      22,797,338
Fidelity VIP Freedom 2020 Portfolio - Service Class 2                        3,887        12.60             48,975          50,253
Fidelity VIP Freedom 2025 Portfolio - Service Class 2                        9,005        12.68            114,178         112,721
Fidelity VIP Freedom 2030 Portfolio - Service Class 2                       26,431        12.99            343,333         345,054
Fidelity VIP Growth Portfolio - Service Class 2                            408,196        44.65         18,225,935      12,764,123
Fidelity VIP Mid Cap Portfolio - Service Class 2                           261,068        35.63          9,301,855       8,755,067
Franklin Templeton Franklin Small Cap Value Securities Fund - Class 2      464,222        17.10          7,938,200       8,435,220
Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund -
   Class 2                                                                   4,694        22.91            107,538          85,592
Franklin Templeton Franklin U.S. Government Fund - Class 2                 311,095        12.71          3,954,018       3,879,637
Franklin Templeton Mutual Shares Securities Fund - Class 2                 579,456        20.19         11,699,219      11,236,047
Franklin Templeton Templeton Foreign Securities Fund - Class 2             450,413        20.25          9,120,870       7,411,710
Goldman Sachs VIT Capital Growth Fund - Institutional Shares               581,538        12.73          7,402,983       5,556,232
Janus Aspen International Growth Portfolio - Service Shares                280,935        64.51         18,123,103      12,099,060
Janus Aspen Mid Cap Growth Portfolio - Service Shares                      113,468        38.95          4,419,562       2,941,676
Janus Aspen Worldwide Growth Portfolio - Service Shares                    156,654        35.03          5,487,579       4,167,459
JPMorgan Mid Cap Value Portfolio                                           109,369        30.67          3,354,351       3,018,778
JPMorgan Small Company Portfolio                                           182,650        16.06          2,933,354       3,026,439
MFS VIT Core Equity Series - Initial Class                                 280,534        17.18          4,819,571       3,398,809
MFS VIT Emerging Growth Series - Initial Class                             553,921        25.01         13,853,558       9,046,507
MFS VIT New Discovery Series - Initial Class                               246,735        16.63          4,103,205       3,497,911
MFS VIT Research Series - Initial Class                                    131,675        20.28          2,670,367       1,915,923
MFS VIT Total Return Series - Initial Class                                 33,792        21.68            732,615         640,848
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I                    280,473        28.50          7,993,479       6,020,613
Neuberger Berman AMT Partners Portfolio - Class I                            5,263        20.77            109,318         104,117
Oppenheimer Balanced Fund/VA - Non-Service Shares                          105,764        16.41          1,735,592       1,749,557
Oppenheimer Global Securities Fund/VA - Non-Service Shares                 174,563        36.60          6,388,989       5,921,837
Oppenheimer High Income Fund/VA - Non-Service Shares                        12,948         7.95            102,935         104,208
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class    130,761        13.35          1,745,658       1,695,828
PIMCO VIT Real Return Portfolio - Administrative Class                   1,109,403        12.57         13,945,201      13,839,180
PIMCO VIT Short-Term Portfolio - Administrative Class                      563,923        10.01          5,644,866       5,673,537
PIMCO VIT Total Return Portfolio - Administrative Class                  2,508,243        10.49         26,311,467      25,655,361
Pioneer Fund VCT Portfolio - Class I                                       127,120        25.72          3,269,524       2,632,329
Pioneer Growth Opportunities VCT Portfolio - Class I                       194,234        22.44          4,358,611       4,612,675
Pioneer Mid Cap Value VCT Portfolio - Class I                               12,069        19.22            231,958         248,579
Putnam VT Diversified Income Fund - Class IB                               888,055         8.70          7,726,077       7,643,079
Putnam VT Growth and Income Fund - Class IB                                681,865        23.12         15,764,721      16,294,241
Putnam VT International Growth and Income Fund - Class IB                  605,077        16.48          9,971,671       9,020,200
Putnam VT Small Cap Value Fund - Class IB                                   17,859        18.75            334,860         311,131
Putnam VT Vista Fund - Class IB                                             11,796        15.26            180,000         148,828
Putnam VT Voyager Fund - Class IB                                           12,340        31.73            391,551         314,477

                                   VL-R-32

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note E - Investments - Continued

The following is a summary of fund shares owned as of December 31, 2007.

                                                                                    Net Asset Value Value of Shares  Cost of Shares
Divisions                                                                 Shares      Per Share      at Fair Value        Held
------------------------------------------------------------------------------------------------------------------------------------
SunAmerica Aggressive Growth Portfolio - Class 1                             89,830      $12.41        $ 1,114,548     $ 1,043,679
SunAmerica Balanced Portfolio - Class 1                                      92,932       15.35          1,426,514       1,312,033
UIF Equity Growth Portfolio - Class I Shares                                217,752       20.09          4,374,641       2,915,268
UIF High Yield Portfolio - Class I Shares                                   149,255       12.88          1,922,402       1,969,654
VALIC Company I International Equities Fund                                 356,637       10.74          3,830,280       3,240,559
VALIC Company I Mid Cap Index Fund                                          777,393       23.11         17,965,548      15,786,803
VALIC Company I Money Market I Fund                                      31,140,970        1.00         31,140,970      31,140,970
VALIC Company I Nasdaq-100 Index Fund                                       627,183        5.76          3,612,573       2,726,582
VALIC Company I Science & Technology Fund                                   107,969       14.70          1,587,139       1,242,591
VALIC Company I Small Cap Index Fund                                        422,099       16.09          6,791,572       6,824,865
VALIC Company I Stock Index Fund                                            920,024       36.01         33,130,056      29,113,024
Van Kampen LIT Government Portfolio - Class I                                13,403        9.52            127,597         125,309
Van Kampen LIT Growth and Income Portfolio - Class I                        586,144       21.36         12,520,025      11,861,442
Van Kampen LIT Strategic Growth Portfolio - Class I                           1,540       33.68             51,876          35,365
Vanguard VIF High Yield Bond Portfolio                                      722,687        8.21          5,933,264       6,086,418
Vanguard VIF REIT Index Portfolio                                           786,504       18.92         14,880,663      16,052,488

                                   VL-R-33

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units

Summary of Changes in Units for the year ended December 31, 2007.

                                                            Accumulation Units  Accumulation Units  Net Increase
Divisions                                                          Issued             Redeemed       (Decrease)
----------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund - Series I
   Corporate America                                                   72                 (174)          (102)
   Corporate America (reduced surrender charge)                        34                  (32)             2
   Platinum Investor I & II                                        69,727             (179,276)      (109,549)
   Platinum Investor III                                           56,745              (65,278)        (8,533)
   Platinum Investor IV                                             5,446               (2,762)         2,684
   Platinum Investor FlexDirector                                      61                  (19)            42
   Platinum Investor PLUS                                           4,147               (3,467)           680
   Platinum Investor Survivor                                       4,096              (20,207)       (16,111)
   Platinum Investor Survivor II                                    1,549                 (334)         1,215
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                                   3,265               (2,589)           676
   Corporate America                                                   25                 (106)           (81)
   Corporate America (reduced surrender charge)                     8,755                 (389)         8,366
   Platinum Investor I & II                                        44,399              (38,885)         5,514
   Platinum Investor III                                           64,296              (30,270)        34,026
   Platinum Investor IV                                            10,727               (6,512)         4,215
   Platinum Investor FlexDirector                                   1,328                 (258)         1,070
   Platinum Investor PLUS                                           3,299               (2,225)         1,074
   Platinum Investor Survivor                                       6,179               (3,645)         2,534
   Platinum Investor Survivor II                                   22,425               (1,143)        21,282
   Platinum Investor VIP                                           39,670               (7,066)        32,604
   Platinum Investor VIP (with GMWB rider)                             46                  (33)            13
Alger American Leveraged AllCap Portfolio - Class O Shares
   Corporate America (reduced surrender charge)                     1,255                   (3)         1,252
   Platinum Investor I & II                                        11,570               (1,200)        10,370
   Platinum Investor III                                           12,252               (5,409)         6,843
   Platinum Investor IV                                             4,481               (2,021)         2,460
   Platinum Investor FlexDirector                                     171                  (16)           155
   Platinum Investor PLUS                                           4,270               (1,374)         2,896
   Platinum Investor Survivor                                          97                  (31)            66
   Platinum Investor Survivor II                                   15,147                 (553)        14,594
   Platinum Investor VIP                                           20,201               (3,204)        16,997
   Platinum Investor VIP (with GMWB rider)                            641                  (60)           581
Alger American MidCap Growth Portfolio - Class O Shares
   Corporate America (reduced surrender charge)                     8,003                 (954)         7,049
   Platinum Investor I & II                                            89                 (352)          (263)
   Platinum Investor III                                           10,022               (7,218)         2,804
   Platinum Investor IV                                             5,866               (2,742)         3,124
   Platinum Investor FlexDirector                                     228                 (697)          (469)
   Platinum Investor PLUS                                           2,549               (1,490)         1,059
   Platinum Investor Survivor                                         119                 (975)          (856)
   Platinum Investor Survivor II                                    9,872                 (414)         9,458
   Platinum Investor VIP                                            9,519               (2,080)         7,439
American Century VP Value Fund - Class I
   AG Legacy Plus                                                     652               (2,677)        (2,025)
   AIG Income Advantage VUL                                            79                  (10)            69
   Corporate America                                                   --               (1,247)        (1,247)
   Corporate America (reduced surrender charge)                    15,905               (1,352)        14,553
   Platinum Investor I & II                                        11,997              (20,842)        (8,845)
   Platinum Investor III                                           71,623              (62,148)         9,475

                                   VL-R-34

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                                                Accumulation    Accumulation    Net Increase
Divisions                                                                       Units issued   Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund - Class I - Continued
   Platinum Investor IV                                                            25,061          (12,674)         12,387
   Platinum Investor FlexDirector                                                      79             (593)           (514)
   Platinum Investor PLUS                                                          11,283           (8,934)          2,349
   Platinum Investor Survivor                                                       1,958           (2,695)           (737)
   Platinum Investor Survivor II                                                    7,866           (3,750)          4,116
   Platinum Investor VIP                                                           64,980          (11,215)         53,765
   Platinum Investor VIP (with GMWB rider)                                             20             (149)           (129)
Credit Suisse Small Cap Core I Portfolio
   Platinum Investor I & II                                                           974           (7,572)         (6,598)
   Platinum Investor III                                                           32,298          (23,848)          8,450
   Platinum Investor IV                                                             3,170           (2,129)          1,041
   Platinum Investor FlexDirector                                                     833             (649)            184
   Platinum Investor PLUS                                                           3,019           (1,981)          1,038
   Platinum Investor Survivor                                                         297             (121)            176
   Platinum Investor Survivor II                                                      530             (528)              2
   Platinum Investor VIP                                                           14,833           (2,256)         12,577
Dreyfus IP MidCap Stock Portfolio - Initial Shares
   Platinum Investor I & II                                                         4,769           (9,446)         (4,677)
   Platinum Investor III                                                           34,187          (41,765)         (7,578)
   Platinum Investor IV                                                             4,721           (2,833)          1,888
   Platinum Investor FlexDirector                                                       3               (2)              1
   Platinum Investor PLUS                                                           4,015           (5,344)         (1,329)
   Platinum Investor Survivor                                                         710             (937)           (227)
   Platinum Investor Survivor II                                                    1,808             (800)          1,008
Dreyfus VIF Developing Leaders Portfolio - Initial Shares
   Corporate America                                                                   42           (1,100)         (1,058)
   Corporate America (reduced surrender charge)                                       717           (1,447)           (730)
   Platinum Investor I & II                                                        30,488          (58,290)        (27,802)
   Platinum Investor III                                                           78,441          (77,508)            933
   Platinum Investor IV                                                             8,869           (3,839)          5,030
   Platinum Investor FlexDirector                                                      --               --              --
   Platinum Investor PLUS                                                           8,445           (6,917)          1,528
   Platinum Investor Survivor                                                       2,600           (6,463)         (3,863)
   Platinum Investor Survivor II                                                   14,316             (332)         13,984
Dreyfus VIF Quality Bond Portfolio - Initial Shares
   Corporate America                                                                   22              (93)            (71)
   Corporate America (reduced surrender charge)                                     4,763           (6,023)         (1,260)
   Platinum Investor I & II                                                        11,424          (29,396)        (17,972)
   Platinum Investor III                                                           53,034          (47,590)          5,444
   Platinum Investor IV                                                             7,381           (3,747)          3,634
   Platinum Investor FlexDirector                                                      62              (31)             31
   Platinum Investor PLUS                                                           5,986           (5,252)            734
   Platinum Investor Survivor                                                       1,424           (1,247)            177
   Platinum Investor Survivor II                                                    1,220           (2,514)         (1,294)
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                                                     476             (770)           (294)
   Platinum Investor I & II                                                         9,622          (37,914)        (28,292)
   Platinum Investor III                                                           40,571          (39,484)          1,087
   Platinum Investor IV                                                             5,212           (3,120)          2,092
   Platinum Investor FlexDirector                                                     160              (41)            119

                                    VL-R-35

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                                                Accumulation    Accumulation    Net Increase
Divisions                                                                       Units issued   Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager Portfolio - Service Class 2 - Continued
   Platinum Investor PLUS                                                           5,245           (3,920)          1,325
   Platinum Investor Survivor                                                       1,180           (2,039)           (859)
   Platinum Investor Survivor II                                                    3,569           (3,348)            221
   Platinum Investor VIP                                                           13,110           (1,865)         11,245
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                                                     766           (6,837)         (6,071)
   AIG Income Advantage VUL                                                            60               (8)             52
   Corporate America                                                                   --           (1,580)         (1,580)
   Corporate America (reduced surrender charge)                                    20,491           (1,407)         19,084
   Platinum Investor I & II                                                        54,079          (35,060)         19,019
   Platinum Investor III                                                          178,134         (167,093)         11,041
   Platinum Investor IV                                                            45,484          (18,172)         27,312
   Platinum Investor FlexDirector                                                   1,186             (451)            735
   Platinum Investor PLUS                                                          18,679          (14,312)          4,367
   Platinum Investor Survivor                                                       6,199          (17,425)        (11,226)
   Platinum Investor Survivor II                                                   48,283           (2,041)         46,242
   Platinum Investor VIP                                                          125,574          (20,045)        105,529
   Platinum Investor VIP (with GMWB rider)                                             43             (110)            (67)
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                                                   1,112           (5,401)         (4,289)
   Corporate America                                                                   --           (4,106)         (4,106)
   Corporate America (reduced surrender charge)                                    23,375             (952)         22,423
   Platinum Investor I & II                                                        20,933          (25,888)         (4,955)
   Platinum Investor III                                                          114,197         (115,510)         (1,313)
   Platinum Investor IV                                                            14,920           (9,803)          5,117
   Platinum Investor FlexDirector                                                     273             (122)            151
   Platinum Investor PLUS                                                          13,999          (12,129)          1,870
   Platinum Investor Survivor                                                      12,378           (4,989)          7,389
   Platinum Investor Survivor II                                                   19,777           (1,234)         18,543
   Platinum Investor VIP                                                           59,664           (7,801)         51,863
   Platinum Investor VIP (with GMWB rider)                                             58              (92)            (34)
Fidelity VIP Freedom 2020 Portfolio - Service Class 2
   Platinum Investor I & II                                                           166               --             166
   Platinum Investor III                                                            2,202             (521)          1,681
   Platinum Investor IV                                                               177              (60)            117
   Platinum Investor FlexDirector                                                      20               (5)             15
   Platinum Investor VIP                                                            1,546             (299)          1,247
Fidelity VIP Freedom 2025 Portfolio - Service Class 2
   Platinum Investor III                                                            3,648           (1,457)          2,191
   Platinum Investor IV                                                                99              (30)             69
   Platinum Investor VIP                                                            3,605           (1,248)          2,357
Fidelity VIP Freedom 2030 Portfolio - Service Class 2
   Platinum Investor III                                                            4,558             (191)          4,367
   Platinum Investor IV                                                               118              (55)             63
   Platinum Investor PLUS                                                             111             (964)           (853)
   Platinum Investor Survivor II                                                   11,315           (1,342)          9,973
   Platinum Investor VIP                                                           13,177           (3,740)          9,437
   Platinum Investor VIP (with GMWB rider)                                            108              (10)             98
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                                                     313           (1,724)         (1,411)

                                    VL-R-36

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                                                Accumulation    Accumulation    Net Increase
Divisions                                                                       Units issued   Units Redeemed    (Decrease)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio - Service Class 2 - Continued
   Corporate America (reduced surrender charge)                                    17,194             (444)         16,750
   Platinum Investor I & II                                                        12,187          (24,683)        (12,496)
   Platinum Investor III                                                          184,735         (231,820)        (47,085)
   Platinum Investor IV                                                            14,506           (7,960)          6,546
   Platinum Investor FlexDirector                                                     967           (1,127)           (160)
   Platinum Investor PLUS                                                          17,188          (18,271)         (1,083)
   Platinum Investor Survivor                                                       4,076           (6,082)         (2,006)
   Platinum Investor Survivor II                                                   68,186           (2,241)         65,945
   Platinum Investor VIP                                                           23,398           (4,809)         18,589
   Platinum Investor VIP (with GMWB rider)                                              2               (3)             (1)
Fidelity VIP Mid Cap Portfolio - Service Class 2
   AIG Income Advantage VUL                                                            47               (7)             40
   Corporate America (reduced surrender charge)                                    14,478             (849)         13,629
   Platinum Investor I & II                                                         4,521             (941)          3,580
   Platinum Investor III                                                           24,424          (21,653)          2,771
   Platinum Investor IV                                                            30,970          (12,638)         18,332
   Platinum Investor FlexDirector                                                     294              (85)            209
   Platinum Investor PLUS                                                          12,412           (9,423)          2,989
   Platinum Investor Survivor                                                       1,658             (781)            877
   Platinum Investor Survivor II                                                   15,759           (1,254)         14,505
   Platinum Investor VIP                                                           82,037          (12,405)         69,632
   Platinum Investor VIP (with GMWB rider)                                              1             (175)           (174)
Franklin Templeton Franklin Small Cap Value Securities Fund - Class 2
   AIG Income Advantage VUL                                                            38               (5)             33
   Corporate America (reduced surrender charge)                                     9,481           (1,224)          8,257
   Platinum Investor I & II                                                           910             (545)            365
   Platinum Investor III                                                           40,096         (105,873)        (65,777)
   Platinum Investor IV                                                            18,771           (7,826)         10,945
   Platinum Investor FlexDirector                                                     609             (290)            319
   Platinum Investor PLUS                                                           3,430           (3,311)            119
   Platinum Investor Survivor                                                       1,272           (8,779)         (7,507)
   Platinum Investor Survivor II                                                   20,724             (734)         19,990
   Platinum Investor VIP                                                           58,171           (8,334)         49,837
   Platinum Investor VIP (with GMWB rider)                                             34              (11)             23
Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund - Class 2
   AG Legacy Plus                                                                     139           (1,560)         (1,421)
Franklin Templeton Franklin U.S. Government Fund - Class 2
   Corporate America (reduced surrender charge)                                       742               (2)            740
   Platinum Investor I & II                                                         4,410           (2,588)          1,822
   Platinum Investor III                                                           21,550         (562,429)       (540,879)
   Platinum Investor IV                                                            24,802           (9,063)         15,739
   Platinum Investor FlexDirector                                                      83             (480)           (397)
   Platinum Investor PLUS                                                           6,499           (4,089)          2,410
   Platinum Investor Survivor                                                       2,463             (156)          2,307
   Platinum Investor Survivor II                                                   12,596           (2,163)         10,433
   Platinum Investor VIP                                                           49,478           (6,086)         43,392
Franklin Templeton Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                                        34,098          (11,577)         22,521
   Platinum Investor III                                                           54,483         (450,694)       (396,211)
   Platinum Investor IV                                                            15,557           (6,364)          9,193

                                    VL-R-37

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                                        Accumulation   Accumulation   Net Increase
Divisions                                                               Units Issued  Units Redeemed   (Decrease)
------------------------------------------------------------------------------------------------------------------
Franklin Templeton Mutual Shares Securities Fund - Class 2 - Continued
   Platinum Investor FlexDirector                                              702            (61)           641
   Platinum Investor PLUS                                                    8,966         (5,679)         3,287
   Platinum Investor Survivor                                                  922         (4,930)        (4,008)
   Platinum Investor Survivor II                                             8,667           (922)         7,745
   Platinum Investor VIP                                                    50,146         (6,581)        43,565
   Platinum Investor VIP (with GMWB rider)                                      80           (110)           (30)
Franklin Templeton Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus                                                            2,412           (918)         1,494
   Corporate America (reduced surrender charge)                                144             --            144
   Platinum Investor I & II                                                  7,506         (8,427)          (921)
   Platinum Investor III                                                    33,330       (415,676)      (382,346)
   Platinum Investor IV                                                      8,313         (5,081)         3,232
   Platinum Investor FlexDirector                                              957           (212)           745
   Platinum Investor PLUS                                                    5,236         (3,358)         1,878
   Platinum Investor Survivor                                                  624         (3,157)        (2,533)
   Platinum Investor Survivor II                                            18,895         (1,179)        17,716
   Platinum Investor VIP                                                    27,425         (4,240)        23,185
   Platinum Investor VIP (with GMWB rider)                                       3             (4)            (1)
Goldman Sachs VIT Capital Growth Fund - Institutional Shares
   Platinum Investor I & II                                                     --           (224)          (224)
   Platinum Investor III                                                        --         (1,819)        (1,819)
   Platinum Investor PLUS                                                       --             (1)            (1)
   Platinum Investor Survivor                                                   --        (38,465)       (38,465)
   Platinum Investor Survivor II                                                --            (59)           (59)
Janus Aspen International Growth Portfolio - Service Shares
   Corporate America (reduced surrender charge)                              9,848           (169)         9,679
   Platinum Investor I & II                                                 83,536        (12,825)        70,711
   Platinum Investor III                                                    45,989        (33,945)        12,044
   Platinum Investor IV                                                     10,793         (7,244)         3,549
   Platinum Investor FlexDirector                                              396         (1,506)        (1,110)
   Platinum Investor PLUS                                                   13,171        (37,222)       (24,051)
   Platinum Investor Survivor                                                8,716         (3,697)         5,019
   Platinum Investor Survivor II                                            31,334         (1,159)        30,175
   Platinum Investor VIP                                                    49,877         (8,295)        41,582
   Platinum Investor VIP (with GMWB rider)                                   1,233            (88)         1,145
Janus Aspen Mid Cap Growth Portfolio - Service Shares
   Corporate America (reduced surrender charge)                              2,579            (63)         2,516
   Platinum Investor I & II                                                 17,467         (7,144)        10,323
   Platinum Investor III                                                    51,431        (63,953)       (12,522)
   Platinum Investor IV                                                      3,935         (1,386)         2,549
   Platinum Investor FlexDirector                                               39            (17)            22
   Platinum Investor PLUS                                                    2,031         (2,247)          (216)
   Platinum Investor Survivor                                                  652         (2,610)        (1,958)
   Platinum Investor Survivor II                                            11,707           (778)        10,929
   Platinum Investor VIP                                                     7,652         (1,434)         6,218
Janus Aspen Worldwide Growth Portfolio - Service Shares
   Corporate America                                                            --         (2,356)        (2,356)
   Corporate America (reduced surrender charge)                              1,630           (427)         1,203
   Platinum Investor I & II                                                 70,436         (8,993)        61,443
   Platinum Investor III                                                    61,842        (48,362)        13,480

                                    VL-R-38

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                                        Accumulation   Accumulation   Net Increase
Divisions                                                               Units Issued  Units Redeemed   (Decrease)
------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio - Service Shares - Continued
   Platinum Investor IV                                                      2,735         (1,294)         1,441
   Platinum Investor PLUS                                                    2,731         (2,262)           469
   Platinum Investor Survivor                                                1,886           (868)         1,018
   Platinum Investor Survivor II                                               201           (400)          (199)
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                                                     --           (268)          (268)
   Platinum Investor III                                                        --         (8,359)        (8,359)
   Platinum Investor IV                                                         --         (1,014)        (1,014)
   Platinum Investor PLUS                                                       --           (701)          (701)
   Platinum Investor Survivor                                                   --           (520)          (520)
   Platinum Investor Survivor II                                                --           (283)          (283)
JPMorgan Small Company Portfolio
   Platinum Investor I & II                                                  5,256         (2,528)         2,728
   Platinum Investor III                                                    14,984        (17,665)        (2,681)
   Platinum Investor IV                                                      7,217         (3,026)         4,191
   Platinum Investor FlexDirector                                              182            (68)           114
   Platinum Investor PLUS                                                    2,200         (1,742)           458
   Platinum Investor Survivor                                                1,864            (58)         1,806
   Platinum Investor Survivor II                                               825           (338)           487
   Platinum Investor VIP                                                    34,795         (5,183)        29,612
MFS VIT Core Equity Series - Initial Class
   Corporate America (reduced surrender charge)                              1,296           (401)           895
   Platinum Investor I & II                                                  2,535        (10,650)        (8,115)
   Platinum Investor III                                                    56,767        (69,021)       (12,254)
   Platinum Investor IV                                                      2,002         (1,450)           552
   Platinum Investor FlexDirector                                               45            (13)            32
   Platinum Investor PLUS                                                    6,469         (7,170)          (701)
   Platinum Investor Survivor                                                2,511         (4,045)        (1,534)
   Platinum Investor Survivor II                                               629           (256)           373
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                                              238         (1,361)        (1,123)
   Corporate America (reduced surrender charge)                              3,126            (67)         3,059
   Platinum Investor I & II                                                 54,691       (100,239)       (45,548)
   Platinum Investor III                                                    87,828        (88,781)          (953)
   Platinum Investor IV                                                      2,421         (2,408)            13
   Platinum Investor FlexDirector                                               --            (44)           (44)
   Platinum Investor PLUS                                                    7,197         (7,560)          (363)
   Platinum Investor Survivor                                                7,000        (14,114)        (7,114)
   Platinum Investor Survivor II                                               995           (505)           490
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                                              905           (948)           (43)
   Corporate America                                                            --         (2,179)        (2,179)
   Corporate America (reduced surrender charge)                                480            (91)           389
   Platinum Investor I & II                                                  1,317         (8,373)        (7,056)
   Platinum Investor III                                                    42,491        (48,432)        (5,941)
   Platinum Investor IV                                                      3,367         (2,010)         1,357
   Platinum Investor FlexDirector                                                4            (11)            (7)
   Platinum Investor PLUS                                                    3,523         (5,380)        (1,857)
   Platinum Investor Survivor                                                  920         (2,260)        (1,340)
   Platinum Investor Survivor II                                               640         (1,858)        (1,218)

                                    VL-R-39

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                                        Accumulation   Accumulation   Net Increase
Divisions                                                               Units issued  Units Redeemed   (Decrease)
------------------------------------------------------------------------------------------------------------------
MFS VIT New Discovery Series - Initial Class - Continued
   Platinum Investor VIP                                                     6,999         (1,319)         5,680
   Platinum Investor VIP (with GMWB rider)                                       2            (25)           (23)
MFS VIT Research Series - Initial Class
   Corporate America (reduced surrender charge)                                637             (4)           633
   Platinum Investor I & II                                                  1,513         (5,934)        (4,421)
   Platinum Investor III                                                    27,509        (37,207)        (9,698)
   Platinum Investor IV                                                      2,777           (786)         1,991
   Platinum Investor FlexDirector                                               38            (11)            27
   Platinum Investor PLUS                                                    1,955         (1,240)           715
   Platinum Investor Survivor                                                1,394           (929)           465
   Platinum Investor Survivor II                                             1,382            (56)         1,326
   Platinum Investor VIP                                                     6,079           (974)         5,105
   Platinum Investor VIP (with GMWB rider)                                       2             (3)            (1)
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                                              629        (10,091)        (9,462)
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America (reduced surrender charge)                              1,905           (137)         1,768
   Platinum Investor I & II                                                 31,759         (5,940)        25,819
   Platinum Investor III                                                   197,809        (39,179)       158,630
   Platinum Investor IV                                                      2,875         (2,661)           214
   Platinum Investor FlexDirector                                              273            (10)           263
   Platinum Investor PLUS                                                    4,731         (5,764)        (1,033)
   Platinum Investor Survivor                                               13,237           (935)        12,302
   Platinum Investor Survivor II                                            19,962           (953)        19,009
   Platinum Investor VIP                                                    11,698         (2,319)         9,379
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                                               80           (786)          (706)
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II                                                  3,048           (260)         2,788
   Platinum Investor III                                                     7,301         (7,830)          (529)
   Platinum Investor IV                                                     13,000         (5,019)         7,981
   Platinum Investor FlexDirector                                              573           (572)             1
   Platinum Investor PLUS                                                    1,048           (722)           326
   Platinum Investor Survivor                                                  210            (53)           157
   Platinum Investor Survivor II                                             1,176           (408)           768
   Platinum Investor VIP                                                    19,813         (3,643)        16,170
   Platinum Investor VIP (with GMWB rider)                                      67            (22)            45
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   AIG Income Advantage VUL                                                    102            (13)            89
   Corporate America (reduced surrender charge)                              6,985           (199)         6,786
   Platinum Investor I & II                                                 54,784         (1,009)        53,775
   Platinum Investor III                                                    19,360        (14,749)         4,611
   Platinum Investor IV                                                     13,257         (6,565)         6,692
   Platinum Investor FlexDirector                                              126           (365)          (239)
   Platinum Investor PLUS                                                    4,995         (1,878)         3,117
   Platinum Investor Survivor                                                  484         (1,057)          (573)
   Platinum Investor Survivor II                                             5,328           (457)         4,871
   Platinum Investor VIP                                                    38,673         (7,399)        31,274
   Platinum Investor VIP (with GMWB rider)                                      61           (101)           (40)

                                    VL-R-40

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                                         Accumulation  Accumulation      Net
                                                                             Units         Units      Increase
Divisions                                                                   Issued       Redeemed    (Decrease)
---------------------------------------------------------------------------------------------------------------
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                                               122          (602)        (480)
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class
   Corporate America (reduced surrender charge)                                  34            --           34
   Platinum Investor I & II                                                     224       (21,092)     (20,868)
   Platinum Investor III                                                    127,516          (435)     127,081
   Platinum Investor IV                                                         353          (120)         233
   Platinum Investor PLUS                                                       148           (14)         134
   Platinum Investor Survivor II                                              9,665          (678)       8,987
   Platinum Investor VIP                                                      7,855        (1,343)       6,512
   Platinum Investor VIP (with GMWB rider)                                        2            (3)          (1)
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                                             8,040        (3,824)       4,216
   Corporate America                                                             --        (2,113)      (2,113)
   Corporate America (reduced surrender charge)                              32,393        (1,874)      30,519
   Platinum Investor I & II                                                   7,881       (11,857)      (3,976)
   Platinum Investor III                                                     70,408       (81,983)     (11,575)
   Platinum Investor IV                                                      33,679       (10,948)      22,731
   Platinum Investor FlexDirector                                               682          (191)         491
   Platinum Investor PLUS                                                    10,247        (7,128)       3,119
   Platinum Investor Survivor                                                 1,470        (4,851)      (3,381)
   Platinum Investor Survivor II                                             13,433        (3,338)      10,095
   Platinum Investor VIP                                                     56,634        (7,728)      48,906
PIMCO VIT Short-Term Portfolio - Administrative Class
   AIG Income Advantage VUL                                                      35            (4)          31
   Corporate America                                                             --          (666)        (666)
   Corporate America (reduced surrender charge)                               4,276           (75)       4,201
   Platinum Investor I & II                                                  10,884       (13,429)      (2,545)
   Platinum Investor III                                                     35,932       (34,594)       1,338
   Platinum Investor IV                                                      12,650        (5,926)       6,724
   Platinum Investor FlexDirector                                             1,976          (698)       1,278
   Platinum Investor PLUS                                                     7,027        (3,222)       3,805
   Platinum Investor Survivor                                                 7,815          (907)       6,908
   Platinum Investor Survivor II                                              6,773          (924)       5,849
   Platinum Investor VIP                                                     19,430        (3,969)      15,461
   Platinum Investor VIP (with GMWB rider)                                        2            (3)          (1)
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                                               430        (3,978)      (3,548)
   AIG Income Advantage VUL                                                      52            (6)          46
   Corporate America (reduced surrender charge)                              28,270        (1,186)      27,084
   Platinum Investor I & II                                                  29,816       (41,258)     (11,442)
   Platinum Investor III                                                    161,649      (144,981)      16,668
   Platinum Investor IV                                                      39,420       (13,593)      25,827
   Platinum Investor FlexDirector                                             3,716        (1,234)       2,482
   Platinum Investor PLUS                                                    13,895       (11,108)       2,787
   Platinum Investor Survivor                                                18,899        (3,985)      14,914
   Platinum Investor Survivor II                                             26,376        (2,979)      23,397
   Platinum Investor VIP                                                     66,758       (11,193)      55,565
   Platinum Investor VIP (with GMWB rider)                                       39           (52)         (13)
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                                                  12,152       (20,692)      (8,540)

                                   VL-R-41

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                           Accumulation  Accumulation      Net
                                                               Units         Units      Increase
Divisions                                                     Issued       Redeemed    (Decrease)
-------------------------------------------------------------------------------------------------
Pioneer Fund VCT Portfolio - Class I - Continued
   Platinum Investor III                                        6,415       (11,624)      (5,209)
   Platinum Investor PLUS                                         598          (136)         462
   Platinum Investor Survivor                                     759          (473)         286
   Platinum Investor Survivor II                                   --            (5)          (5)
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America                                               29          (115)         (86)
   Platinum Investor I & II                                    20,033       (46,689)     (26,656)
   Platinum Investor III                                       18,589       (28,290)      (9,701)
   Platinum Investor PLUS                                         839          (831)           8
   Platinum Investor Survivor                                     729        (2,244)      (1,515)
   Platinum Investor Survivor II                                  662            (4)         658
Pioneer Mid Cap Value VCT Portfolio - Class I
   Platinum Investor I & II                                     1,004          (108)         896
   Platinum Investor III                                        2,253          (420)       1,833
   Platinum Investor IV                                           240          (100)         140
   Platinum Investor FlexDirector                                 936           (54)         882
   Platinum Investor PLUS                                       1,189           (64)       1,125
   Platinum Investor Survivor II                                  154        (1,035)        (881)
   Platinum Investor VIP                                       10,135        (1,311)       8,824
   Platinum Investor VIP (with GMWB rider)                        761           (37)         724
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                                 829          (892)         (63)
   Corporate America                                               --      (237,180)    (237,180)
   Corporate America (reduced surrender charge)                 9,521       (31,586)     (22,065)
   Platinum Investor I & II                                    10,676       (31,948)     (21,272)
   Platinum Investor III                                       25,013       (14,268)      10,745
   Platinum Investor IV                                         3,915        (2,206)       1,709
   Platinum Investor FlexDirector                                  19            (5)          14
   Platinum Investor PLUS                                       2,417        (1,406)       1,011
   Platinum Investor Survivor                                     363       (17,589)     (17,226)
   Platinum Investor Survivor II                                1,293          (455)         838
   Platinum Investor VIP                                       18,275        (2,705)      15,570
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                               --      (292,033)    (292,033)
   Corporate America (reduced surrender charge)                 7,743       (29,332)     (21,589)
   Platinum Investor I & II                                    28,848       (45,490)     (16,642)
   Platinum Investor III                                       85,619       (89,688)      (4,069)
   Platinum Investor IV                                        12,861       (12,204)         657
   Platinum Investor FlexDirector                                 627          (295)         332
   Platinum Investor PLUS                                       7,705        (6,797)         908
   Platinum Investor Survivor                                   2,718        (3,147)        (429)
   Platinum Investor Survivor II                                1,698          (548)       1,150
Putnam VT International Growth and Income Fund - Class IB
   Corporate America (reduced surrender charge)                 5,815          (447)       5,368
   Platinum Investor I & II                                    22,702       (27,380)      (4,678)
   Platinum Investor III                                       25,360       (20,008)       5,352
   Platinum Investor IV                                        10,094        (3,861)       6,233
   Platinum Investor FlexDirector                                 133          (345)        (212)
   Platinum Investor PLUS                                       3,413        (2,337)       1,076
   Platinum Investor Survivor                                   1,149       (12,133)     (10,984)

                                   VL-R-42

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                                       Accumulation  Accumulation      Net
                                                                           Units         Units      Increase
Divisions                                                                 Issued       Redeemed    (Decrease)
---------------------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund - Class IB - Continued
   Platinum Investor Survivor II                                            9,265          (156)       9,109
   Platinum Investor VIP                                                   33,641        (5,865)      27,776
   Platinum Investor VIP (with GMWB rider)                                     98            (9)          89
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                                             346        (1,553)      (1,207)
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                                             830        (1,130)        (300)
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                                           1,247        (8,773)      (7,526)
SunAmerica Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                                                   455       (10,490)     (10,035)
   Platinum Investor III                                                    8,465        (9,484)      (1,019)
   Platinum Investor IV                                                     3,190        (1,602)       1,588
   Platinum Investor FlexDirector                                              42           (19)          23
   Platinum Investor PLUS                                                   2,132        (2,124)           8
   Platinum Investor Survivor                                                  --          (121)        (121)
   Platinum Investor Survivor II                                            6,427          (547)       5,880
   Platinum Investor VIP                                                    6,006        (1,070)       4,936
SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                                                    80          (146)         (66)
   Platinum Investor III                                                   15,425       (13,837)       1,588
   Platinum Investor IV                                                     4,153        (2,237)       1,916
   Platinum Investor FlexDirector                                               2            (1)           1
   Platinum Investor PLUS                                                   4,448        (3,046)       1,402
   Platinum Investor Survivor                                                 418            (5)         413
   Platinum Investor Survivor II                                            1,237          (381)         856
   Platinum Investor VIP                                                    6,963        (1,018)       5,945
UIF Equity Growth Portfolio - Class I Shares
   Platinum Investor I & II                                                24,584       (61,169)     (36,585)
   Platinum Investor III                                                   11,527       (10,463)       1,064
   Platinum Investor IV                                                     1,468        (1,052)         416
   Platinum Investor PLUS                                                     776          (588)         188
   Platinum Investor Survivor                                               1,673        (2,939)      (1,266)
   Platinum Investor Survivor II                                               --           (12)         (12)
UIF High Yield Portfolio - Class I Shares
   Platinum Investor I & II                                                 6,486       (12,316)      (5,830)
   Platinum Investor III                                                    3,353        (3,986)        (633)
   Platinum Investor IV                                                       501          (293)         208
   Platinum Investor FlexDirector                                             398          (271)         127
   Platinum Investor PLUS                                                     617        (1,043)        (426)
   Platinum Investor Survivor                                                 493          (156)         337
   Platinum Investor Survivor II                                           35,284          (528)      34,756
VALIC Company I International Equities Fund
   AG Legacy Plus                                                             346        (1,676)      (1,330)
   Corporate America (reduced surrender charge)                             1,315            (3)       1,312
   Platinum Investor I & II                                                54,116       (14,164)      39,952
   Platinum Investor III                                                   12,481       (10,422)       2,059
   Platinum Investor IV                                                     3,306        (1,160)       2,146
   Platinum Investor FlexDirector                                              35           (44)          (9)
   Platinum Investor PLUS                                                   1,339        (1,235)         104

                                   VL-R-43

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                         Accumulation Units  Accumulation Units  Net Increase
Divisions                                                       Issued            Redeemed        (Decrease)
-------------------------------------------------------------------------------------------------------------
VALIC Company I International Equities Fund - Continued
   Platinum Investor Survivor                                       632             (1,922)          (1,290)
   Platinum Investor Survivor II                                  3,216               (273)           2,943
   Platinum Investor VIP                                         11,482             (1,656)           9,826
VALIC Company I Mid Cap Index Fund
   AG Legacy Plus                                                   734             (2,108)          (1,374)
   Corporate America                                                 35               (145)            (110)
   Corporate America (reduced surrender charge)                   3,062                (70)           2,992
   Platinum Investor I & II                                      19,463            (76,574)         (57,111)
   Platinum Investor III                                         55,265            (57,264)          (1,999)
   Platinum Investor IV                                          11,539             (5,299)           6,240
   Platinum Investor FlexDirector                                   517               (107)             410
   Platinum Investor PLUS                                         5,462             (4,576)             886
   Platinum Investor Survivor                                     2,166             (7,136)          (4,970)
   Platinum Investor Survivor II                                  2,632             (1,337)           1,295
   Platinum Investor VIP                                         49,378             (5,879)          43,499
   Platinum Investor VIP (with GMWB rider)                           63               (106)             (43)
VALIC Company I Money Market I Fund
   AG Legacy Plus                                                   285             (8,743)          (8,458)
   AIG Income Advantage VUL                                       1,662               (384)           1,278
   Corporate America (reduced surrender charge)                 301,640           (191,210)         110,430
   Platinum Investor I & II                                      71,028           (161,490)         (90,462)
   Platinum Investor III                                        259,521           (131,636)         127,885
   Platinum Investor IV                                          18,735            (21,211)          (2,476)
   Platinum Investor FlexDirector                                13,712            (10,117)           3,595
   Platinum Investor PLUS                                        12,253            (13,334)          (1,081)
   Platinum Investor Survivor                                    62,761            (34,876)          27,885
   Platinum Investor Survivor II                                483,492           (741,236)        (257,744)
   Platinum Investor VIP                                      1,154,137         (1,118,816)          35,321
   Platinum Investor VIP (with GMWB rider)                        2,283             (1,546)             737
VALIC Company I Nasdaq-100 Index Fund
   Platinum Investor I & II                                      11,187           (107,579)         (96,392)
   Platinum Investor III                                         69,021            (76,130)          (7,109)
   Platinum Investor IV                                           2,140             (1,259)             881
   Platinum Investor FlexDirector                                   262                 (9)             253
   Platinum Investor PLUS                                         2,625             (2,165)             460
   Platinum Investor Survivor                                       698               (782)             (84)
   Platinum Investor Survivor II                                  5,711            (63,870)         (58,159)
   Platinum Investor VIP                                          3,549               (570)           2,979
VALIC Company I Science & Technology Fund
   Platinum Investor I & II                                       4,334             (3,924)             410
   Platinum Investor III                                         43,010            (24,261)          18,749
   Platinum Investor IV                                           1,694               (680)           1,014
   Platinum Investor FlexDirector                                   311                (17)             294
   Platinum Investor PLUS                                         1,438               (670)             768
   Platinum Investor Survivor                                     1,129             (1,324)            (195)
   Platinum Investor Survivor II                                    566                (64)             502
   Platinum Investor VIP                                          2,330               (382)           1,948
VALIC Company I Small Cap Index Fund
   Corporate America (reduced surrender charge)                   7,915               (298)           7,617
   Platinum Investor I & II                                       6,978            (44,886)         (37,908)

                                   VL-R-44

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                         Accumulation Units  Accumulation Units  Net Increase
Divisions                                                       Issued            Redeemed        (Decrease)
-------------------------------------------------------------------------------------------------------------
VALIC Company I Small Cap Index Fund - Continued
   Platinum Investor III                                         28,861            (21,986)           6,875
   Platinum Investor IV                                           9,278             (3,531)           5,747
   Platinum Investor FlexDirector                                   556               (137)             419
   Platinum Investor PLUS                                         3,892             (2,638)           1,254
   Platinum Investor Survivor                                     1,047               (749)             298
   Platinum Investor Survivor II                                  9,321               (517)           8,804
   Platinum Investor VIP                                         44,350             (4,529)          39,821
   Platinum Investor VIP (with GMWB rider)                           --               (169)            (169)
VALIC Company I Stock Index Fund
   AG Legacy Plus                                                   968             (6,635)          (5,667)
   Corporate America                                                 62               (256)            (194)
   Corporate America (reduced surrender charge)                  10,947               (631)          10,316
   Platinum Investor I & II                                      64,949           (359,840)        (294,891)
   Platinum Investor III                                        115,273           (232,389)        (117,116)
   Platinum Investor IV                                          26,554             (7,979)          18,575
   Platinum Investor FlexDirector                                   943               (598)             345
   Platinum Investor PLUS                                        10,394            (13,619)          (3,225)
   Platinum Investor Survivor                                     6,333            (15,962)          (9,629)
   Platinum Investor Survivor II                                 40,577             (3,122)          37,455
   Platinum Investor VIP                                         67,357             (6,420)          60,937
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                                   635             (1,812)          (1,177)
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                                      10,963            (22,066)         (11,103)
   Platinum Investor III                                         73,793           (105,382)         (31,589)
   Platinum Investor IV                                          17,478             (7,566)           9,912
   Platinum Investor FlexDirector                                    37                 (8)              29
   Platinum Investor PLUS                                         5,006             (4,532)             474
   Platinum Investor Survivor                                     1,054             (7,133)          (6,079)
   Platinum Investor Survivor II                                 34,049             (1,673)          32,376
   Platinum Investor VIP                                         30,376             (5,145)          25,231
   Platinum Investor VIP (with GMWB rider)                           36                 (7)              29
Van Kampen LIT Strategic Growth Portfolio - Class I
   AG Legacy Plus                                                   409             (2,825)          (2,416)
Vanguard VIF High Yield Bond Portfolio
   AIG Income Advantage VUL                                          13                 (1)              12
   Corporate America (reduced surrender charge)                   5,293               (736)           4,557
   Platinum Investor I & II                                       2,597            (11,480)          (8,883)
   Platinum Investor III                                         34,917            (40,476)          (5,559)
   Platinum Investor IV                                          12,445             (5,708)           6,737
   Platinum Investor FlexDirector                                   240                (36)             204
   Platinum Investor PLUS                                         6,233             (5,206)           1,027
   Platinum Investor Survivor                                     7,366             (2,935)           4,431
   Platinum Investor Survivor II                                 37,058               (896)          36,162
   Platinum Investor VIP                                         21,134             (4,592)          16,542
   Platinum Investor VIP (with GMWB rider)                            1                 (2)              (1)
Vanguard VIF REIT Index Portfolio
   AIG Income Advantage VUL                                          34                 (4)              30
   Corporate America                                                 --               (668)            (668)
   Corporate America (reduced surrender charge)                   5,649               (895)           4,754

                                   VL-R-45

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2007.

                                                         Accumulation Units  Accumulation Units  Net Increase
Divisions                                                       Issued            Redeemed        (Decrease)
-------------------------------------------------------------------------------------------------------------
Vanguard VIF REIT Index Portfolio - Continued
   Platinum Investor I & II                                       4,956            (23,061)         (18,105)
   Platinum Investor III                                         67,472            (33,706)          33,766
   Platinum Investor IV                                          23,039            (13,182)           9,857
   Platinum Investor FlexDirector                                   361               (464)            (103)
   Platinum Investor PLUS                                        13,691            (34,137)         (20,446)
   Platinum Investor Survivor                                     2,777             (1,899)             878
   Platinum Investor Survivor II                                  3,142             (2,834)             308
   Platinum Investor VIP                                         60,051            (11,809)          48,242
   Platinum Investor VIP (with GMWB rider)                          206               (103)             103

                                   VL-R-46

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                             Accumulation Units  Accumulation Units  Net Increase
Divisions                                                           Issued            Redeemed        (Decrease)
-----------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund - Series I
   Corporate America                                                  3,876               (118)           3,758
   Corporate America (reduced surrender charge)                       2,292                 (7)           2,285
   Platinum Investor I & II                                         831,187            (95,279)         735,908
   Platinum Investor III                                            424,592            (49,325)         375,267
   Platinum Investor IV                                              14,822             (2,389)          12,433
   Platinum Investor FlexDirector                                       437                (13)             424
   Platinum Investor PLUS                                            26,067             (2,608)          23,459
   Platinum Investor Survivor                                        78,959            (14,120)          64,839
   Platinum Investor Survivor II                                     10,165               (405)           9,760
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                                     1,148             (8,304)          (7,156)
   Corporate America                                                     26               (116)             (90)
   Corporate America (reduced surrender charge)                       5,321                (82)           5,239
   Platinum Investor I & II                                          35,977            (47,093)         (11,116)
   Platinum Investor III                                            144,343            (46,476)          97,867
   Platinum Investor IV                                              26,015             (6,617)          19,398
   Platinum Investor FlexDirector                                       848               (118)             730
   Platinum Investor PLUS                                             4,163             (2,074)           2,089
   Platinum Investor Survivor                                        14,974             (4,987)           9,987
   Platinum Investor Survivor II                                      4,335               (389)           3,946
   Platinum Investor VIP                                             18,692             (1,163)          17,529
   Platinum Investor VIP (with GMWB rider)                              262                 (6)             256
AIM V.I. Premier Equity Fund - Series I
   Corporate America                                                     46             (5,706)          (5,660)
   Corporate America (reduced surrender charge)                           5                 (5)              --
   Platinum Investor I & II                                          26,206           (790,148)        (763,942)
   Platinum Investor III                                             35,764           (519,375)        (483,611)
   Platinum Investor IV                                               2,139             (8,346)          (6,207)
   Platinum Investor FlexDirector                                         1               (390)            (389)
   Platinum Investor PLUS                                             1,511            (20,843)         (19,332)
   Platinum Investor Survivor                                         1,220           (109,571)        (108,351)
   Platinum Investor Survivor II                                        571             (8,917)          (8,346)
Alger American Leveraged AllCap Portfolio - Class O Shares
   Platinum Investor I & II                                           5,295               (867)           4,428
   Platinum Investor III                                             45,768             (5,285)          40,483
   Platinum Investor IV                                              10,592             (2,174)           8,418
   Platinum Investor FlexDirector                                        --                (40)             (40)
   Platinum Investor PLUS                                             3,168             (1,375)           1,793
   Platinum Investor Survivor                                           126               (116)              10
   Platinum Investor Survivor II                                        933                (20)             913
   Platinum Investor VIP                                              8,682               (354)           8,328
   Platinum Investor VIP (with GMWB rider)                              180                (16)             164
Alger American MidCap Growth Portfolio - Class O Shares
   Corporate America (reduced surrender charge)                       4,132               (109)           4,023
   Platinum Investor I & II                                             136               (813)            (677)
   Platinum Investor III                                             13,945            (18,725)          (4,780)
   Platinum Investor IV                                              16,735             (2,908)          13,827
   Platinum Investor FlexDirector                                     1,101               (922)             179
   Platinum Investor PLUS                                             2,630             (1,859)             771
   Platinum Investor Survivor                                         5,315               (285)           5,030

                                   VL-R-47

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                            Accumulation   Accumulation   Net Increase
Divisions                                                                   Units Issued  Units Redeemed   (Decrease)
----------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio - Class O Shares - Continued
   Platinum Investor Survivor II                                                   846           (344)           502
   Platinum Investor VIP                                                         2,579           (349)         2,230
American Century VP Value Fund - Class I
   AG Legacy Plus                                                                1,109         (4,555)        (3,446)
   Corporate America                                                                 1         (1,269)        (1,268)
   Corporate America (reduced surrender charge)                                 12,688           (347)        12,341
   Platinum Investor I & II                                                     14,262        (55,898)       (41,636)
   Platinum Investor III                                                        97,892        (87,348)        10,544
   Platinum Investor IV                                                         34,738        (10,632)        24,106
   Platinum Investor FlexDirector                                                  907            (23)           884
   Platinum Investor PLUS                                                       14,309        (10,325)         3,984
   Platinum Investor Survivor                                                    1,945         (3,619)        (1,674)
   Platinum Investor Survivor II                                                10,211         (8,367)         1,844
   Platinum Investor VIP                                                        13,150           (821)        12,329
   Platinum Investor VIP (with GMWB rider)                                         179            (17)           162
Credit Suisse Small Cap Core I Portfolio
   Platinum Investor I & II                                                      5,259         (4,540)           719
   Platinum Investor III                                                        27,694        (21,601)         6,093
   Platinum Investor IV                                                         12,335         (1,884)        10,451
   Platinum Investor FlexDirector                                                1,406           (820)           586
   Platinum Investor PLUS                                                        3,089         (2,396)           693
   Platinum Investor Survivor                                                      154           (164)           (10)
   Platinum Investor Survivor II                                                   608           (637)           (29)
   Platinum Investor VIP                                                         8,390           (212)         8,178
Dreyfus IP MidCap Stock Portfolio - Initial Shares
   Platinum Investor I & II                                                     10,303         (6,692)         3,611
   Platinum Investor III                                                        46,598        (38,092)         8,506
   Platinum Investor IV                                                         10,830         (2,903)         7,927
   Platinum Investor FlexDirector                                                    1             (2)            (1)
   Platinum Investor PLUS                                                        5,575         (3,613)         1,962
   Platinum Investor Survivor                                                      844         (3,534)        (2,690)
   Platinum Investor Survivor II                                                 3,001           (957)         2,044
Dreyfus VIF Developing Leaders Portfolio - Initial Shares
   Corporate America                                                                33           (440)          (407)
   Corporate America (reduced surrender charge)                                    717            (12)           705
   Platinum Investor I & II                                                     35,156        (68,730)       (33,574)
   Platinum Investor III                                                        96,793        (94,319)         2,474
   Platinum Investor IV                                                          9,122         (3,493)         5,629
   Platinum Investor FlexDirector                                                  447             --            447
   Platinum Investor PLUS                                                       10,248         (6,771)         3,477
   Platinum Investor Survivor                                                    4,101        (18,531)       (14,430)
   Platinum Investor Survivor II                                                 8,944         (4,662)         4,282
Dreyfus VIF Quality Bond Portfolio - Initial Shares
   Corporate America                                                                21            (86)           (65)
   Corporate America (reduced surrender charge)                                  8,115           (295)         7,820
   Platinum Investor I & II                                                     11,692        (25,567)       (13,875)
   Platinum Investor III                                                        75,603        (49,625)        25,978
   Platinum Investor IV                                                         10,566         (3,255)         7,311
   Platinum Investor FlexDirector                                                  198            (25)           173
   Platinum Investor PLUS                                                        7,213         (4,893)         2,320

                                    VL-R-48

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                            Accumulation   Accumulation   Net Increase
Divisions                                                                   Units Issued  Units Redeemed   (Decrease)
----------------------------------------------------------------------------------------------------------------------
Dreyfus VIF Quality Bond Portfolio - Initial Shares - Continued
   Platinum Investor Survivor                                                      939         (2,927)        (1,988)
   Platinum Investor Survivor II                                                 2,752         (3,280)          (528)
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                                                   46         (1,929)        (1,883)
   Platinum Investor I & II                                                      1,923        (17,270)       (15,347)
   Platinum Investor III                                                        52,559        (42,046)        10,513
   Platinum Investor IV                                                          7,369         (2,430)         4,939
   Platinum Investor FlexDirector                                                  625            (66)           559
   Platinum Investor PLUS                                                        5,809         (4,044)         1,765
   Platinum Investor Survivor                                                    2,488         (1,379)         1,109
   Platinum Investor Survivor II                                                13,185         (5,618)         7,567
   Platinum Investor VIP                                                         2,466           (197)         2,269
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                                                4,945         (4,089)           856
   Corporate America                                                                --           (884)          (884)
   Corporate America (reduced surrender charge)                                 14,712           (322)        14,390
   Platinum Investor I & II                                                    119,041        (35,038)        84,003
   Platinum Investor III                                                       229,530       (141,892)        87,638
   Platinum Investor IV                                                         75,078        (16,909)        58,169
   Platinum Investor FlexDirector                                                2,710           (180)         2,530
   Platinum Investor PLUS                                                       27,727        (62,333)       (34,606)
   Platinum Investor Survivor                                                   32,122         (4,723)        27,399
   Platinum Investor Survivor II                                                26,436         (6,446)        19,990
   Platinum Investor VIP                                                        38,997         (2,112)        36,885
   Platinum Investor VIP (with GMWB rider)                                         467            (24)           443
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                                                2,385         (8,338)        (5,953)
   Corporate America                                                                --           (613)          (613)
   Corporate America (reduced surrender charge)                                 13,323         (1,637)        11,686
   Platinum Investor I & II                                                     19,277        (34,170)       (14,893)
   Platinum Investor III                                                       157,230       (170,479)       (13,249)
   Platinum Investor IV                                                         32,971         (7,953)        25,018
   Platinum Investor FlexDirector                                                  275           (174)           101
   Platinum Investor PLUS                                                       18,125        (12,148)         5,977
   Platinum Investor Survivor                                                   12,148        (13,813)        (1,665)
   Platinum Investor Survivor II                                                23,457         (1,759)        21,698
   Platinum Investor VIP                                                        16,398           (471)        15,927
   Platinum Investor VIP (with GMWB rider)                                         173            (16)           157
Fidelity VIP Freedom 2020 Portfolio - Service Class 2
   Platinum Investor III                                                           714            (49)           665
   Platinum Investor IV                                                            132            (24)           108
   Platinum Investor FlexDirector                                                    6             (1)             5
   Platinum Investor VIP                                                           269            (58)           211
Fidelity VIP Freedom 2025 Portfolio - Service Class 2
   Platinum Investor III                                                         2,144             --          2,144
   Platinum Investor IV                                                             66            (16)            50
   Platinum Investor VIP                                                         3,146           (217)         2,929
Fidelity VIP Freedom 2030 Portfolio - Service Class 2
   Platinum Investor III                                                           881             --            881
   Platinum Investor IV                                                             88            (27)            61

                                    VL-R-49

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                            Accumulation   Accumulation   Net Increase
Divisions                                                                   Units Issued  Units Redeemed   (Decrease)
----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Freedom 2030 Portfolio - Service Class 2 - Continued
   Platinum Investor PLUS                                                          953            (24)           929
   Platinum Investor VIP                                                         4,465           (351)         4,114
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                                                  888         (3,450)        (2,562)
   Corporate America (reduced surrender charge)                                  8,665           (203)         8,462
   Platinum Investor I & II                                                     13,114        (33,599)       (20,485)
   Platinum Investor III                                                       277,006       (231,913)        45,093
   Platinum Investor IV                                                         23,052         (7,502)        15,550
   Platinum Investor FlexDirector                                                8,053         (1,496)         6,557
   Platinum Investor PLUS                                                       24,630        (16,534)         8,096
   Platinum Investor Survivor                                                    8,970         (5,090)         3,880
   Platinum Investor Survivor II                                                10,005         (3,208)         6,797
   Platinum Investor VIP                                                         5,603           (550)         5,053
   Platinum Investor VIP (with GMWB rider)                                           5             (1)             4
Fidelity VIP Mid Cap Portfolio - Service Class 2
   Corporate America (reduced surrender charge)                                 12,307         (2,742)         9,565
   Platinum Investor I & II                                                      4,793         (1,460)         3,333
   Platinum Investor III                                                        44,278        (52,794)        (8,516)
   Platinum Investor IV                                                         48,807        (10,963)        37,844
   Platinum Investor FlexDirector                                                  304            (59)           245
   Platinum Investor PLUS                                                        7,422         (3,410)         4,012
   Platinum Investor Survivor                                                      746         (6,067)        (5,321)
   Platinum Investor Survivor II                                                 7,086         (4,083)         3,003
   Platinum Investor VIP                                                        23,031         (1,437)        21,594
   Platinum Investor VIP (with GMWB rider)                                         195            (18)           177
Franklin Templeton Franklin Small Cap Value Securities Fund - Class 2
   Corporate America (reduced surrender charge)                                  8,500           (222)         8,278
   Platinum Investor I & II                                                      2,361           (722)         1,639
   Platinum Investor III                                                       111,116         (9,600)       101,516
   Platinum Investor IV                                                         36,043         (6,903)        29,140
   Platinum Investor FlexDirector                                                1,114           (122)           992
   Platinum Investor PLUS                                                        7,981         (6,338)         1,643
   Platinum Investor Survivor                                                   19,675           (773)        18,902
   Platinum Investor Survivor II                                                 8,314         (4,141)         4,173
   Platinum Investor VIP                                                        17,231           (605)        16,626
Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund - Class 2
   AG Legacy Plus                                                                  697         (5,146)        (4,449)
Franklin Templeton Franklin U.S. Government Fund - Class 2
   Platinum Investor I & II                                                      3,542         (7,923)        (4,381)
   Platinum Investor III                                                        38,023       (420,577)      (382,554)
   Platinum Investor IV                                                         33,839         (6,165)        27,674
   Platinum Investor FlexDirector                                                  861            (38)           823
   Platinum Investor PLUS                                                        5,265         (5,169)            96
   Platinum Investor Survivor                                                      179         (8,877)        (8,698)
   Platinum Investor Survivor II                                                 8,775         (9,331)          (556)
   Platinum Investor VIP                                                         3,373           (296)         3,077
Franklin Templeton Mutual Shares Securities Fund - Class 2
   Platinum Investor I & II                                                     78,540        (19,320)        59,220
   Platinum Investor III                                                       260,222        (42,479)       217,743
   Platinum Investor IV                                                         32,572         (6,656)        25,916

                                    VL-R-50

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                        Accumulation Units  Accumulation Units  Net Increase
Divisions                                                                    Issued             Redeemed        (Decrease)
----------------------------------------------------------------------------------------------------------------------------
Franklin Templeton Mutual Shares Securities Fund - Class 2 - Continued
   Platinum Investor FlexDirector                                              2,792                (124)            2,668
   Platinum Investor PLUS                                                      8,925              (5,644)            3,281
   Platinum Investor Survivor                                                 34,493                (703)           33,790
   Platinum Investor Survivor II                                               6,217                (785)            5,432
   Platinum Investor VIP                                                       9,719                (691)            9,028
   Platinum Investor VIP (with GMWB rider)                                     1,049                 (23)            1,026
Franklin Templeton Templeton Foreign Securities Fund - Class 2
   AG Legacy Plus                                                                777              (5,685)           (4,908)
   Platinum Investor I & II                                                   14,573             (17,180)           (2,607)
   Platinum Investor III                                                      33,619             (68,707)          (35,088)
   Platinum Investor IV                                                       20,546              (4,555)           15,991
   Platinum Investor FlexDirector                                              1,768                (205)            1,563
   Platinum Investor PLUS                                                      6,184              (4,475)            1,709
   Platinum Investor Survivor                                                 11,431              (2,417)            9,014
   Platinum Investor Survivor II                                               6,484              (1,333)            5,151
   Platinum Investor VIP                                                       9,161                (452)            8,709
   Platinum Investor VIP (with GMWB rider)                                         9                  (2)                7
Goldman Sachs VIT Capital Growth Fund - Institutional Shares
   Platinum Investor I & II                                                       --              (8,506)           (8,506)
   Platinum Investor III                                                          --              (1,324)           (1,324)
   Platinum Investor PLUS                                                         --                  (2)               (2)
   Platinum Investor Survivor                                                     --             (37,958)          (37,958)
   Platinum Investor Survivor II                                                  --            (128,556)         (128,556)
Janus Aspen International Growth Portfolio - Service Shares
   Corporate America (reduced surrender charge)                                3,778                 (52)            3,726
   Platinum Investor I & II                                                   33,114             (20,901)           12,213
   Platinum Investor III                                                     204,899             (32,830)          172,069
   Platinum Investor IV                                                       23,365              (5,005)           18,360
   Platinum Investor FlexDirector                                                852              (4,918)           (4,066)
   Platinum Investor PLUS                                                     30,861              (2,113)           28,748
   Platinum Investor Survivor                                                 24,177              (4,409)           19,768
   Platinum Investor Survivor II                                              15,615                (660)           14,955
   Platinum Investor VIP                                                      14,565              (1,074)           13,491
   Platinum Investor VIP (with GMWB rider)                                       168                 (15)              153
Janus Aspen Mid Cap Growth Portfolio - Service Shares
   Corporate America                                                              --                (316)             (316)
   Corporate America (reduced surrender charge)                                2,200                 (22)            2,178
   Platinum Investor I & II                                                    5,179             (23,277)          (18,098)
   Platinum Investor III                                                      72,359             (59,569)           12,790
   Platinum Investor IV                                                        4,086              (1,263)            2,823
   Platinum Investor PLUS                                                      4,036              (1,592)            2,444
   Platinum Investor Survivor                                                  2,214              (2,726)             (512)
   Platinum Investor Survivor II                                                 260              (2,420)           (2,160)
   Platinum Investor VIP                                                       2,310                (205)            2,105
Janus Aspen Worldwide Growth Portfolio - Service Shares
   Corporate America                                                              --                (358)             (358)
   Corporate America (reduced surrender charge)                                2,898              (1,396)            1,502
   Platinum Investor I & II                                                    3,814             (23,021)          (19,207)
   Platinum Investor III                                                      76,526             (90,684)          (14,158)
   Platinum Investor IV                                                        3,726              (1,195)            2,531

                                   VL-R-51

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                        Accumulation Units  Accumulation Units  Net Increase
Divisions                                                                    Issued             Redeemed        (Decrease)
----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio - Service Shares - Continued
   Platinum Investor PLUS                                                      3,789              (2,455)            1,334
   Platinum Investor Survivor                                                  2,934              (8,616)           (5,682)
   Platinum Investor Survivor II                                                 588                (498)               90
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                                                       34              (1,161)           (1,127)
   Platinum Investor III                                                      18,714             (68,844)          (50,130)
   Platinum Investor IV                                                        8,447              (2,241)            6,206
   Platinum Investor PLUS                                                      4,745              (6,882)           (2,137)
   Platinum Investor Survivor                                                     60              (5,978)           (5,918)
   Platinum Investor Survivor II                                                 163              (7,509)           (7,346)
JPMorgan Small Company Portfolio
   Platinum Investor I & II                                                    2,497              (3,974)           (1,477)
   Platinum Investor III                                                      31,218             (13,674)           17,544
   Platinum Investor IV                                                       10,203              (2,438)            7,765
   Platinum Investor FlexDirector                                                241                 (59)              182
   Platinum Investor PLUS                                                      2,566              (1,744)              822
   Platinum Investor Survivor                                                    364                (155)              209
   Platinum Investor Survivor II                                                 629                (622)                7
   Platinum Investor VIP                                                      11,557                (437)           11,120
MFS VIT Capital Opportunities Series - Initial Class
   Corporate America                                                              --                 (61)              (61)
   Corporate America (reduced surrender charge)                                1,921                 (11)            1,910
   Platinum Investor I & II                                                    3,678             (26,585)          (22,907)
   Platinum Investor III                                                      86,140             (97,125)          (10,985)
   Platinum Investor IV                                                        4,024              (1,270)            2,754
   Platinum Investor FlexDirector                                                 --                 (11)              (11)
   Platinum Investor PLUS                                                     11,098              (8,150)            2,948
   Platinum Investor Survivor                                                  2,914             (11,617)           (8,703)
   Platinum Investor Survivor II                                               1,134                (423)              711
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                                                604              (2,402)           (1,798)
   Corporate America (reduced surrender charge)                                2,145                 (38)            2,107
   Platinum Investor I & II                                                   77,151            (153,315)          (76,164)
   Platinum Investor III                                                     123,996            (195,000)          (71,004)
   Platinum Investor IV                                                        4,261              (1,573)            2,688
   Platinum Investor FlexDirector                                                174                 (46)              128
   Platinum Investor PLUS                                                     11,035              (7,133)            3,902
   Platinum Investor Survivor                                                 15,574             (30,459)          (14,885)
   Platinum Investor Survivor II                                                 718                (883)             (165)
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                                              1,151              (2,253)           (1,102)
   Corporate America                                                              --                (318)             (318)
   Corporate America (reduced surrender charge)                                1,984                 (42)            1,942
   Platinum Investor I & II                                                    2,122             (21,895)          (19,773)
   Platinum Investor III                                                      57,469             (49,070)            8,399
   Platinum Investor IV                                                        4,289              (1,307)            2,982
   Platinum Investor FlexDirector                                                  2                 (12)              (10)
   Platinum Investor PLUS                                                      5,064              (3,627)            1,437
   Platinum Investor Survivor                                                  1,338              (1,668)             (330)
   Platinum Investor Survivor II                                                 954                (247)              707

                                   VL-R-52

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                        Accumulation Units  Accumulation Units  Net Increase
Divisions                                                                     Issued             Redeemed        (Decrease)
----------------------------------------------------------------------------------------------------------------------------
MFS VIT New Discovery Series - Initial Class - Continued
   Platinum Investor VIP                                                       1,921                (118)            1,803
   Platinum Investor VIP (with GMWB rider)                                       296                  (8)              288
MFS VIT Research Series - Initial Class
   Platinum Investor I & II                                                    2,144              (2,789)             (645)
   Platinum Investor III                                                      40,462             (38,885)            1,577
   Platinum Investor IV                                                        1,665                (702)              963
   Platinum Investor FlexDirector                                                  1                  (7)               (6)
   Platinum Investor PLUS                                                      3,246              (1,275)            1,971
   Platinum Investor Survivor                                                  1,802              (1,838)              (36)
   Platinum Investor Survivor II                                               3,803                (264)            3,539
   Platinum Investor VIP                                                         943                 (40)              903
   Platinum Investor VIP (with GMWB rider)                                         5                  (1)                4
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                                              1,628             (20,854)          (19,226)
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I
   Corporate America (reduced surrender charge)                                2,748                 (58)            2,690
   Platinum Investor I & II                                                   15,928              (4,892)           11,036
   Platinum Investor III                                                      63,107             (42,149)           20,958
   Platinum Investor IV                                                       11,715              (2,018)            9,697
   Platinum Investor FlexDirector                                                188                 (10)              178
   Platinum Investor PLUS                                                      9,445              (6,331)            3,114
   Platinum Investor Survivor                                                  5,519              (2,625)            2,894
   Platinum Investor Survivor II                                                 884                (638)              246
   Platinum Investor VIP                                                       4,433                (231)            4,202
Neuberger Berman AMT Partners Portfolio - Class I
   AG Legacy Plus                                                                126                (953)             (827)
Oppenheimer Balanced Fund/VA - Non-Service Shares
   Platinum Investor I & II                                                       19              (4,676)           (4,657)
   Platinum Investor III                                                      15,218              (5,980)            9,238
   Platinum Investor IV                                                       19,189              (5,146)           14,043
   Platinum Investor FlexDirector                                              2,222                (219)            2,003
   Platinum Investor PLUS                                                        980                (880)              100
   Platinum Investor Survivor                                                    324                (471)             (147)
   Platinum Investor Survivor II                                                 295                (290)                5
   Platinum Investor VIP                                                       6,818                (426)            6,392
Oppenheimer Global Securities Fund/VA - Non-Service Shares
   Corporate America (reduced surrender charge)                                6,715                 (81)            6,634
   Platinum Investor I & II                                                    7,592              (1,781)            5,811
   Platinum Investor III                                                      32,223             (12,499)           19,724
   Platinum Investor IV                                                       20,330              (5,541)           14,789
   Platinum Investor FlexDirector                                                577                 (17)              560
   Platinum Investor PLUS                                                      4,768              (1,962)            2,806
   Platinum Investor Survivor                                                  2,890                (243)            2,647
   Platinum Investor Survivor II                                               1,298                (325)              973
   Platinum Investor VIP                                                      15,438                (828)           14,610
   Platinum Investor VIP (with GMWB rider)                                       189                 (18)              171
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                                                327                (616)             (289)
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative
   Class Platinum Investor I & II                                             21,833                (266)           21,567

                                    VL-R-53

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                                     Accumulation  Accumulation      Net
                                                                                         Units         Units      Increase
Divisions                                                                               Issued       Redeemed    (Decrease)
---------------------------------------------------------------------------------------------------------------------------
PIMCO VIT CommodityRealReturn Strategy Portfolio - Administrative Class - Continued
   Platinum Investor III                                                                  2,834          (114)       2,720
   Platinum Investor IV                                                                     234           (51)         183
   Platinum Investor PLUS                                                                    39            (1)          38
   Platinum Investor Survivor II                                                            193           (14)         179
   Platinum Investor VIP                                                                  2,023          (138)       1,885
   Platinum Investor VIP (with GMWB rider)                                                    4            (1)           3
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                                                         1,735       (11,623)      (9,888)
   Corporate America                                                                         --          (114)        (114)
   Corporate America (reduced surrender charge)                                          10,633          (366)      10,267
   Platinum Investor I & II                                                              13,499       (69,614)     (56,115)
   Platinum Investor III                                                                 97,016      (106,614)      (9,598)
   Platinum Investor IV                                                                  39,397        (9,236)      30,161
   Platinum Investor FlexDirector                                                           546          (106)         440
   Platinum Investor PLUS                                                                10,934       (10,302)         632
   Platinum Investor Survivor                                                             8,274        (4,524)       3,750
   Platinum Investor Survivor II                                                          9,831        (6,878)       2,953
   Platinum Investor VIP                                                                  3,781          (391)       3,390
PIMCO VIT Short-Term Portfolio - Administrative Class
   Corporate America                                                                         --          (627)        (627)
   Corporate America (reduced surrender charge)                                             857            (7)         850
   Platinum Investor I & II                                                               3,407       (10,327)      (6,920)
   Platinum Investor III                                                                 38,784       (55,551)     (16,767)
   Platinum Investor IV                                                                  15,643        (5,453)      10,190
   Platinum Investor FlexDirector                                                         2,259        (1,279)         980
   Platinum Investor PLUS                                                                 6,068        (4,103)       1,965
   Platinum Investor Survivor                                                               582          (695)        (113)
   Platinum Investor Survivor II                                                          3,724          (925)       2,799
   Platinum Investor VIP                                                                  6,777          (481)       6,296
   Platinum Investor VIP (with GMWB rider)                                                    5            (1)           4
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                                                         1,416        (9,207)      (7,791)
   Corporate America (reduced surrender charge)                                          13,761          (307)      13,454
   Platinum Investor I & II                                                              37,678       (23,678)      14,000
   Platinum Investor III                                                                170,473      (354,595)    (184,122)
   Platinum Investor IV                                                                  54,007       (12,051)      41,956
   Platinum Investor FlexDirector                                                         3,537        (1,701)       1,836
   Platinum Investor PLUS                                                                17,527       (12,867)       4,660
   Platinum Investor Survivor                                                             2,787       (25,618)     (22,831)
   Platinum Investor Survivor II                                                          9,197       (38,683)     (29,486)
   Platinum Investor VIP                                                                 14,410          (849)      13,561
   Platinum Investor VIP (with GMWB rider)                                                  411           (11)         400
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                                                              15,172       (29,952)     (14,780)
   Platinum Investor III                                                                  8,674       (10,891)      (2,217)
   Platinum Investor PLUS                                                                   121          (226)        (105)
   Platinum Investor Survivor                                                               839       (19,293)     (18,454)
   Platinum Investor Survivor II                                                             33           (13)          20
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America                                                                         24          (106)         (82)

                                   VL-R-54

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                                  Accumulation  Accumulation      Net
                                                                     Units         Units       Increase
Divisions                                                           Issued       Redeemed     (Decrease)
--------------------------------------------------------------------------------------------------------
Pioneer Growth Opportunities VCT Portfolio - Class I - Continued
   Platinum Investor I & II                                          21,141       (67,105)     (45,964)
   Platinum Investor III                                             23,140       (23,164)         (24)
   Platinum Investor PLUS                                             1,068          (799)         269
   Platinum Investor Survivor                                         2,141        (3,489)      (1,348)
   Platinum Investor Survivor II                                         16           (12)           4
Pioneer Mid Cap Value VCT Portfolio - Class I
   Platinum Investor I & II                                               9            (5)           4
   Platinum Investor III                                              3,743           (43)       3,700
   Platinum Investor IV                                                 136           (59)          77
   Platinum Investor PLUS                                                30            (5)          25
   Platinum Investor Survivor II                                      2,372            --        2,372
   Platinum Investor VIP                                              1,065          (132)         933
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                                       979        (1,824)        (845)
   Corporate America                                                 44,500       (43,016)       1,484
   Corporate America (reduced surrender charge)                      31,006          (496)      30,510
   Platinum Investor I & II                                          77,173       (11,941)      65,232
   Platinum Investor III                                             33,920      (105,329)     (71,409)
   Platinum Investor IV                                               7,278        (1,761)       5,517
   Platinum Investor FlexDirector                                        --            (4)          (4)
   Platinum Investor PLUS                                             2,507        (1,254)       1,253
   Platinum Investor Survivor                                         9,469          (184)       9,285
   Platinum Investor Survivor II                                        845          (306)         539
   Platinum Investor VIP                                              4,366          (297)       4,069
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                                 51,176       (53,224)      (2,048)
   Corporate America (reduced surrender charge)                      32,845        (1,896)      30,949
   Platinum Investor I & II                                          33,174      (102,936)     (69,762)
   Platinum Investor III                                            113,175      (122,364)      (9,189)
   Platinum Investor IV                                              22,373        (8,691)      13,682
   Platinum Investor FlexDirector                                     1,028        (1,592)        (564)
   Platinum Investor PLUS                                             9,637        (7,085)       2,552
   Platinum Investor Survivor                                         3,041       (36,367)     (33,326)
   Platinum Investor Survivor II                                      2,328          (770)       1,558
Putnam VT International Growth and Income Fund - Class IB
   Corporate America (reduced surrender charge)                       3,327           (28)       3,299
   Platinum Investor I & II                                          40,918       (16,483)      24,435
   Platinum Investor III                                             72,423       (25,996)      46,427
   Platinum Investor IV                                              16,964        (3,799)      13,165
   Platinum Investor FlexDirector                                       473           (18)         455
   Platinum Investor PLUS                                             4,478        (2,402)       2,076
   Platinum Investor Survivor                                         3,380        (4,691)      (1,311)
   Platinum Investor Survivor II                                      2,897          (246)       2,651
   Platinum Investor VIP                                              8,934          (687)       8,247
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                                       440        (3,256)      (2,816)
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                                    10,890          (633)      10,257
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                                     4,943        (4,486)         457

                                   VL-R-55

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                      Accumulation  Accumulation      Net
                                                          Units         Units      Increase
Divisions                                                Issued       Redeemed    (Decrease)
--------------------------------------------------------------------------------------------
SunAmerica Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                                  286        (4,008)      (3,722)
   Platinum Investor III                                  11,221        (9,174)       2,047
   Platinum Investor IV                                    3,328        (1,667)       1,661
   Platinum Investor PLUS                                  2,515        (1,710)         805
   Platinum Investor Survivor                                 --          (138)        (138)
   Platinum Investor Survivor II                             870          (153)         717
   Platinum Investor VIP                                     869          (121)         748
SunAmerica - SunAmerica Balanced Portfolio - Class 1
   Platinum Investor I & II                                  110          (105)           5
   Platinum Investor III                                  20,129       (13,883)       6,246
   Platinum Investor IV                                    5,231        (2,393)       2,838
   Platinum Investor PLUS                                  5,384        (3,282)       2,102
   Platinum Investor Survivor II                           1,395          (306)       1,089
   Platinum Investor VIP                                   1,923          (153)       1,770
UIF Equity Growth Portfolio - Class I Shares
   Platinum Investor I & II                               36,338       (65,895)     (29,557)
   Platinum Investor III                                  20,827       (21,031)        (204)
   Platinum Investor IV                                    2,950          (989)       1,961
   Platinum Investor PLUS                                  1,190          (702)         488
   Platinum Investor Survivor                              4,840        (2,824)       2,016
   Platinum Investor Survivor II                             111           (32)          79
UIF High Yield Portfolio - Class I Shares
   Platinum Investor I & II                                7,251       (12,553)      (5,302)
   Platinum Investor III                                   4,984        (6,867)      (1,883)
   Platinum Investor IV                                    1,185          (282)         903
   Platinum Investor FlexDirector                            456          (295)         161
   Platinum Investor PLUS                                    828          (587)         241
   Platinum Investor Survivor                                350       (73,074)     (72,724)
   Platinum Investor Survivor II                           3,336          (169)       3,167
VALIC Company I International Equities Fund
   AG Legacy Plus                                            275        (6,044)      (5,769)
   Platinum Investor I & II                                5,019       (14,826)      (9,807)
   Platinum Investor III                                  14,685       (17,446)      (2,761)
   Platinum Investor IV                                    3,511        (1,220)       2,291
   Platinum Investor FlexDirector                            137           (47)          90
   Platinum Investor PLUS                                  1,304        (1,556)        (252)
   Platinum Investor Survivor                              1,243          (985)         258
   Platinum Investor Survivor II                             502          (321)         181
   Platinum Investor VIP                                   7,549          (260)       7,289
VALIC Company I Mid Cap Index Fund
   AG Legacy Plus                                          1,280        (4,645)      (3,365)
   Corporate America                                          32          (524)        (492)
   Corporate America (reduced surrender charge)            2,420           (41)       2,379
   Platinum Investor I & II                               26,640       (52,625)     (25,985)
   Platinum Investor III                                  76,591       (98,616)     (22,025)
   Platinum Investor IV                                   18,226        (5,083)      13,143
   Platinum Investor FlexDirector                            458           (76)         382
   Platinum Investor PLUS                                  6,678        (4,601)       2,077
   Platinum Investor Survivor                              4,757        (6,336)      (1,579)
   Platinum Investor Survivor II                           8,664        (1,543)       7,121

                                   VL-R-56

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                      Accumulation Units  Accumulation Units  Net Increase
Divisions                                                   Issued            Redeemed         (Decrease)
----------------------------------------------------------------------------------------------------------
VALIC Company I Mid Cap Index Fund - Continued
   Platinum Investor VIP                                    14,822                (611)           14,211
   Platinum Investor VIP (with GMWB rider)                     196                 (19)              177
VALIC Company I Money Market I Fund
   AG Legacy Plus                                              566             (12,440)          (11,874)
   Corporate America (reduced surrender charge)            183,677            (150,792)           32,885
   Platinum Investor I & II                                137,205            (208,885)          (71,680)
   Platinum Investor III                                   574,620            (135,605)          439,015
   Platinum Investor IV                                    527,282            (531,198)           (3,916)
   Platinum Investor FlexDirector                           17,352             (17,335)               17
   Platinum Investor PLUS                                   36,064             (40,019)           (3,955)
   Platinum Investor Survivor                               74,482             (43,514)           30,968
   Platinum Investor Survivor II                           112,952            (106,385)            6,567
   Platinum Investor VIP                                   404,521            (352,052)           52,469
   Platinum Investor VIP (with GMWB rider)                   3,357              (2,916)              441
VALIC Company I Nasdaq-100 Index Fund
   Platinum Investor I & II                                 13,996             (33,104)          (19,108)
   Platinum Investor III                                    82,107            (172,472)          (90,365)
   Platinum Investor IV                                      3,303              (1,103)            2,200
   Platinum Investor FlexDirector                               49                 (26)               23
   Platinum Investor PLUS                                    3,291              (2,433)              858
   Platinum Investor Survivor                                  409              (3,526)           (3,117)
   Platinum Investor Survivor II                            23,550              (4,287)           19,263
   Platinum Investor VIP                                       951                 (71)              880
VALIC Company I Science & Technology Fund
   Platinum Investor I & II                                 11,575             (28,989)          (17,414)
   Platinum Investor III                                    33,351             (38,602)           (5,251)
   Platinum Investor IV                                      2,052                (600)            1,452
   Platinum Investor FlexDirector                               54                 (25)               29
   Platinum Investor PLUS                                    1,178              (1,158)               20
   Platinum Investor Survivor                                1,880              (7,947)           (6,067)
   Platinum Investor Survivor II                             1,170                 (97)            1,073
   Platinum Investor VIP                                       361                 (23)              338
VALIC Company I Small Cap Index Fund
   Corporate America                                            --                (211)             (211)
   Corporate America (reduced surrender charge)              2,463                 (20)            2,443
   Platinum Investor I & II                                  7,231             (13,159)           (5,928)
   Platinum Investor III                                    43,975             (61,944)          (17,969)
   Platinum Investor IV                                     14,868              (2,950)           11,918
   Platinum Investor FlexDirector                              982                (116)              866
   Platinum Investor PLUS                                    4,833              (2,870)            1,963
   Platinum Investor Survivor                                1,371              (1,786)             (415)
   Platinum Investor Survivor II                             4,868                (813)            4,055
   Platinum Investor VIP                                    12,547                (434)           12,113
   Platinum Investor VIP (with GMWB rider)                     186                 (17)              169
VALIC Company I Stock Index Fund
   AG Legacy Plus                                            1,329              (9,845)           (8,516)
   Corporate America                                            57                (256)             (199)
   Corporate America (reduced surrender charge)              3,300                (133)            3,167
   Platinum Investor I & II                                 99,429            (233,607)         (134,178)
   Platinum Investor III                                   161,236            (624,509)         (463,273)

                                   VL-R-57

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2006.

                                                      Accumulation Units  Accumulation Units  Net Increase
Divisions                                                   Issued            Redeemed         (Decrease)
----------------------------------------------------------------------------------------------------------
VALIC Company I Stock Index Fund - Continued
   Platinum Investor IV                                     35,862              (6,568)           29,294
   Platinum Investor FlexDirector                            2,625                (550)            2,075
   Platinum Investor PLUS                                   13,928             (11,110)            2,818
   Platinum Investor Survivor                               10,232            (126,259)         (116,027)
   Platinum Investor Survivor II                            18,762              (3,182)           15,580
   Platinum Investor VIP                                     7,401                (521)            6,880
Van Kampen LIT Government Portfolio - Class I
   AG Legacy Plus                                              275              (2,378)           (2,103)
Van Kampen LIT Growth and Income Portfolio - Class I
   Platinum Investor I & II                                 20,015             (94,692)          (74,677)
   Platinum Investor III                                   109,768             (35,434)           74,334
   Platinum Investor IV                                     25,003              (6,863)           18,140
   Platinum Investor FlexDirector                              554                 (80)              474
   Platinum Investor PLUS                                    7,277              (4,519)            2,758
   Platinum Investor Survivor                                9,817              (7,179)            2,638
   Platinum Investor Survivor II                            16,112              (8,180)            7,932
   Platinum Investor VIP                                     7,407                (528)            6,879
Van Kampen LIT Strategic Growth Portfolio - Class I
   AG Legacy Plus                                              860              (1,228)             (368)
Vanguard VIF High Yield Bond Portfolio
   Corporate America (reduced surrender charge)              4,444                 (33)            4,411
   Platinum Investor I & II                                  2,634             (24,526)          (21,892)
   Platinum Investor III                                    48,405             (88,907)          (40,502)
   Platinum Investor IV                                     18,809              (4,902)           13,907
   Platinum Investor FlexDirector                               93                 (19)               74
   Platinum Investor PLUS                                    7,281              (6,885)              396
   Platinum Investor Survivor                               11,434              (2,314)            9,120
   Platinum Investor Survivor II                             3,828                (572)            3,256
   Platinum Investor VIP                                     5,457                (443)            5,014
   Platinum Investor VIP (with GMWB rider)                       3                  (1)                2
Vanguard VIF REIT Index Portfolio
   Corporate America                                            --                (115)             (115)
   Corporate America (reduced surrender charge)              5,655                 (96)            5,559
   Platinum Investor I & II                                  8,453             (21,641)          (13,188)
   Platinum Investor III                                    50,371             (46,873)            3,498
   Platinum Investor IV                                     38,700             (11,505)           27,195
   Platinum Investor FlexDirector                            1,212                (571)              641
   Platinum Investor PLUS                                   32,546              (5,921)           26,625
   Platinum Investor Survivor                                  739              (6,093)           (5,354)
   Platinum Investor Survivor II                             4,662              (2,398)            2,264
   Platinum Investor VIP                                    19,550              (1,481)           18,069
   Platinum Investor VIP (with GMWB rider)                     539                 (24)              515

                                   VL-R-58

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                                              Investment
                                                                                                Income     Expense     Total
Divisions                                                    Units   Unit Value  Net Assets    Ratio (a)  Ratio (b)  Return (c)
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund - Series I
   Corporate America                                          3,656    $11.73     $   42,890     1.15%      0.35%       7.74%
   Corporate America (reduced surrender charge)               2,287     11.67         26,695     1.15%      0.65%       7.41%
   Platinum Investor I & II                                 626,359     11.65      7,299,983     1.07%      0.75%       7.30%
   Platinum Investor III                                    366,734     11.66      4,277,732     1.15%      0.70%       7.36%
   Platinum Investor IV                                      15,117     11.66        176,331     1.26%      0.70%       7.36%
   Platinum Investor FlexDirector                               466     11.66          5,432     1.22%      0.70%       7.36%
   Platinum Investor PLUS                                    24,139     11.66        281,568     1.17%      0.70%       7.36%
   Platinum Investor Survivor                                48,728     11.72        571,245     1.00%      0.40%       7.68%
   Platinum Investor Survivor II                             10,975     11.65        127,910     1.22%      0.75%       7.30%
AIM V.I. International Growth Fund - Series I
   AG Legacy Plus                                            26,288     13.64        358,464     0.44%      0.75%      13.86%
   Corporate America                                          4,160     13.36         55,577     0.54%      0.35%      14.32%
   Corporate America (reduced surrender charge)              15,493     19.85        307,481     0.54%      0.65%      13.97%
   Platinum Investor I & II                                 298,009     18.87      5,623,750     0.43%      0.75%      13.86%
   Platinum Investor III                                    374,470     15.87      5,943,046     0.45%      0.70%      13.92%
   Platinum Investor IV                                      34,559     16.87        582,866     0.45%      0.70%      13.92%
   Platinum Investor FlexDirector                             1,882     19.46         36,620     0.53%      0.70%      13.92%
   Platinum Investor PLUS                                    18,541     21.96        407,091     0.44%      0.70%      13.92%
   Platinum Investor Survivor                                62,517     13.32        833,018     0.44%      0.40%      14.26%
   Platinum Investor Survivor II                             27,321     22.97        627,427     0.67%      0.75%      13.86%
   Platinum Investor VIP                                     50,133     13.59        681,251     0.59%      0.70%      13.92%
   Platinum Investor VIP (with GMWB rider)                      269     13.42          3,603     0.59%      1.45%      13.06%
Alger American Leveraged AllCap Portfolio - Class O Shares
   Corporate America (reduced surrender charge)               1,252     11.06         13,847     0.00%      0.65%       1.27%
   Platinum Investor I & II                                  22,276     23.05        513,557     0.00%      0.75%      32.53%
   Platinum Investor III                                     95,473     23.11      2,206,193     0.00%      0.70%      32.60%
   Platinum Investor IV                                      16,264     18.19        295,874     0.00%      0.70%      32.60%
   Platinum Investor FlexDirector                               202     18.21          3,686     0.00%      0.70%      32.60%
   Platinum Investor PLUS                                    15,916     23.11        367,783     0.00%      0.70%      32.60%
   Platinum Investor Survivor                                   234     23.43          5,485     0.00%      0.40%      33.00%
   Platinum Investor Survivor II                             15,700     23.05        361,954     0.00%      0.75%      32.53%
   Platinum Investor VIP                                     25,325     15.00        379,784     0.00%      0.70%      32.60%
   Platinum Investor VIP (with GMWB rider)                      745     14.81         11,027     0.00%      1.45%      31.60%
Alger American MidCap Growth Portfolio - Class O Shares
   Corporate America (reduced surrender charge)              12,245     17.78        217,772     0.00%      0.65%      30.70%
   Platinum Investor I & II                                   7,854     23.69        186,080     0.00%      0.75%      30.57%
   Platinum Investor III                                     58,019     23.75      1,377,837     0.00%      0.70%      30.64%
   Platinum Investor IV                                      21,234     15.72        333,741     0.00%      0.70%      30.64%
   Platinum Investor FlexDirector                             6,305     16.58        104,519     0.00%      0.70%      30.64%
   Platinum Investor PLUS                                     9,983     23.75        237,083     0.00%      0.70%      30.64%
   Platinum Investor Survivor                                 5,119     24.08        123,289     0.00%      0.40%      31.03%
   Platinum Investor Survivor II                             12,138     23.69        287,587     0.00%      0.75%      30.57%
   Platinum Investor VIP                                      9,669     13.54        130,937     0.00%      0.70%      30.64%
American Century VP Value Fund - Class I
   AG Legacy Plus                                            23,902     19.46        465,042     1.67%      0.75%      -5.85%
   AIG Income Advantage VUL                                      69      9.37            646     0.00%      0.20%      -2.11%
   Corporate America                                             --     18.09             --     1.38%      0.35%      -5.47%
   Corporate America (reduced surrender charge)              34,448     12.46        429,066     1.38%      0.65%      -5.76%
   Platinum Investor I & II                                 212,959     17.58      3,743,054     1.67%      0.75%      -5.85%
   Platinum Investor III                                    523,115     17.50      9,154,287     1.62%      0.70%      -5.80%

                                   VL-R-59

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                                             Investment
                                                                        Unit         Net       Income     Expense     Total
Divisions                                                    Units     Value       Assets     Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund - Class I - Continued
   Platinum Investor IV                                       60,681   $11.51   $   698,295     1.51%       0.70%     -5.80%
   Platinum Investor FlexDirector                                417    12.53         5,231     2.22%       0.70%     -5.80%
   Platinum Investor PLUS                                     60,595    14.83       898,356     1.61%       0.70%     -5.80%
   Platinum Investor Survivor                                 20,068    18.02       361,676     1.72%       0.40%     -5.52%
   Platinum Investor Survivor II                              67,844    15.48     1,050,422     1.64%       0.75%     -5.85%
   Platinum Investor VIP                                      66,094    10.81       714,310     0.78%       0.70%     -5.80%
   Platinum Investor VIP (with GMWB rider)                        33    10.67           352     0.78%       1.45%     -6.51%
Credit Suisse Small Cap Core I Portfolio
   Platinum Investor I & II                                   32,534     8.09       263,072     0.00%       0.75%     -1.58%
   Platinum Investor III                                     137,087     7.93     1,087,385     0.00%       0.70%     -1.53%
   Platinum Investor IV                                       14,208    10.13       143,990     0.00%       0.70%     -1.53%
   Platinum Investor FlexDirector                              6,485    10.03        65,068     0.00%       0.70%     -1.53%
   Platinum Investor PLUS                                     12,531    12.66       158,663     0.00%       0.70%     -1.53%
   Platinum Investor Survivor                                  3,335     8.29        27,651     0.00%       0.40%     -1.23%
   Platinum Investor Survivor II                               1,760    11.98        21,090     0.00%       0.75%     -1.58%
   Platinum Investor VIP                                      20,755     9.31       193,142     0.00%       0.70%     -1.53%
Dreyfus IP MidCap Stock Portfolio - Initial Shares
   Platinum Investor I & II                                   76,425    14.19     1,084,582     0.44%       0.75%      0.73%
   Platinum Investor III                                     227,315    13.98     3,177,762     0.43%       0.70%      0.79%
   Platinum Investor IV                                       14,464    11.73       169,726     0.41%       0.70%      0.79%
   Platinum Investor FlexDirector                                  1    12.70             9     0.31%       0.70%      0.79%
   Platinum Investor PLUS                                     21,478    14.68       315,341     0.44%       0.70%      0.79%
   Platinum Investor Survivor                                 11,856    14.55       172,528     0.43%       0.40%      1.09%
   Platinum Investor Survivor II                              11,969    16.06       192,201     0.43%       0.75%      0.73%
Dreyfus VIF Developing Leaders Portfolio - Initial Shares
   Corporate America                                           4,146    11.13        46,140     0.87%       0.35%    -11.37%
   Corporate America (reduced surrender charge)                  804    10.38         8,341     0.87%       0.65%    -11.64%
   Platinum Investor I & II                                  291,159    13.29     3,868,547     0.78%       0.75%    -11.73%
   Platinum Investor III                                     451,643    10.25     4,630,192     0.76%       0.70%    -11.68%
   Platinum Investor IV                                       15,484     9.76       151,091     0.77%       0.70%    -11.68%
   Platinum Investor FlexDirector                                950     9.72         9,237     0.77%       0.70%    -11.68%
   Platinum Investor PLUS                                     37,049    11.07       410,024     0.77%       0.70%    -11.68%
   Platinum Investor Survivor                                 41,983    11.10       466,008     0.80%       0.40%    -11.42%
   Platinum Investor Survivor II                              49,543    12.01       594,916     0.72%       0.75%    -11.73%
Dreyfus VIF Quality Bond Portfolio - Initial Shares
   Corporate America                                           2,350    14.62        34,345     5.76%       0.35%      3.18%
   Corporate America (reduced surrender charge)               10,717    11.08       118,798     5.76%       0.65%      2.87%
   Platinum Investor I & II                                  263,659    14.42     3,800,876     4.77%       0.75%      2.76%
   Platinum Investor III                                     290,839    13.67     3,976,907     4.77%       0.70%      2.82%
   Platinum Investor IV                                       18,098    10.74       194,383     5.00%       0.70%      2.82%
   Platinum Investor FlexDirector                                204    11.04         2,248     4.78%       0.70%      2.82%
   Platinum Investor PLUS                                     24,653    12.12       298,864     4.98%       0.70%      2.82%
   Platinum Investor Survivor                                 16,386    14.58       238,896     4.77%       0.40%      3.13%
   Platinum Investor Survivor II                               7,911    12.15        96,140     5.33%       0.75%      2.76%
Fidelity VIP Asset Manager Portfolio - Service Class 2
   AG Legacy Plus                                             15,627    13.39       209,211     5.68%       0.75%     14.31%
   Platinum Investor I & II                                  128,402    12.74     1,636,238     5.69%       0.75%     14.31%
   Platinum Investor III                                     259,698    12.74     3,307,337     5.70%       0.70%     14.37%
   Platinum Investor IV                                       10,332    12.53       129,491     5.67%       0.70%     14.37%

                                   VL-R-60

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                                             Investment
                                                                        Unit         Net       Income     Expense     Total
Divisions                                                    Units     Value       Assets     Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager Portfolio - Service
   Class 2 - Continued
   Platinum Investor FlexDirector                              1,407   $12.75   $    17,937     5.69%       0.70%     14.37%
   Platinum Investor PLUS                                     27,735    14.56       403,783     5.69%       0.70%     14.37%
   Platinum Investor Survivor                                 10,370    13.07       135,498     5.69%       0.40%     14.71%
   Platinum Investor Survivor II                              20,659    14.19       293,226     5.66%       0.75%     14.31%
   Platinum Investor VIP                                      13,514    11.93       161,245     6.65%       0.70%     14.37%
Fidelity VIP Contrafund Portfolio - Service Class 2
   AG Legacy Plus                                             36,128    18.49       667,856     0.71%       0.75%     16.42%
   AIG Income Advantage VUL                                       52     9.65           502     1.37%       0.20%     -0.42%
   Corporate America                                               -    16.68             -     0.94%       0.35%     16.89%
   Corporate America (reduced surrender charge)               37,682    16.46       620,350     0.94%       0.65%     16.54%
   Platinum Investor I & II                                  536,736    16.21     8,698,795     0.78%       0.75%     16.42%
   Platinum Investor III                                   1,273,665    16.02    20,403,188     0.77%       0.70%     16.48%
   Platinum Investor IV                                      120,301    14.77     1,776,774     0.84%       0.70%     16.48%
   Platinum Investor FlexDirector                              8,821    16.35       144,244     0.79%       0.70%     16.48%
   Platinum Investor PLUS                                    111,671    19.17     2,140,696     0.78%       0.70%     16.48%
   Platinum Investor Survivor                                105,504    16.62     1,753,295     0.73%       0.40%     16.83%
   Platinum Investor Survivor II                             124,453    20.18     2,511,380     0.91%       0.75%     16.42%
   Platinum Investor VIP                                     142,414    12.48     1,776,911     1.11%       0.70%     16.48%
   Platinum Investor VIP (with GMWB rider)                       376    12.32         4,633     1.11%       1.45%     15.61%
Fidelity VIP Equity-Income Portfolio - Service Class 2
   AG Legacy Plus                                             47,079    13.82       650,604     1.62%       0.75%      0.51%
   Corporate America                                               -    14.38             -     2.01%       0.35%      0.92%
   Corporate America (reduced surrender charge)               47,744    13.59       648,927     2.01%       0.65%      0.61%
   Platinum Investor I & II                                  278,846    13.97     3,895,494     1.67%       0.75%      0.51%
   Platinum Investor III                                     835,157    14.01    11,700,853     1.69%       0.70%      0.56%
   Platinum Investor IV                                       50,801    12.54       637,109     1.77%       0.70%      0.56%
   Platinum Investor FlexDirector                              1,535    13.34        20,479     1.61%       0.70%      0.56%
   Platinum Investor PLUS                                     79,964    15.09     1,206,340     1.71%       0.70%      0.56%
   Platinum Investor Survivor                                 93,226    14.32     1,335,450     1.76%       0.40%      0.87%
   Platinum Investor Survivor II                              98,593    15.28     1,506,738     1.85%       0.75%      0.51%
   Platinum Investor VIP                                      67,790    11.54       782,267     2.67%       0.70%      0.56%
   Platinum Investor VIP (with GMWB rider)                       123    11.40         1,400     2.67%       1.45%     -0.19%
Fidelity VIP Freedom 2020 Portfolio - Service Class 2
   Platinum Investor I & II                                      166    11.52         1,912     3.79%       0.75%      0.11%
   Platinum Investor III                                       2,346    11.53        27,041     3.02%       0.70%      9.20%
   Platinum Investor IV                                          225    11.53         2,595     2.59%       0.70%      9.20%
   Platinum Investor FlexDirector                                 20    11.53           225     2.92%       0.70%      9.20%
   Platinum Investor VIP                                       1,458    11.80        17,202     3.35%       0.70%      9.20%
Fidelity VIP Freedom 2025 Portfolio - Service Class 2
   Platinum Investor III                                       4,335    11.56        50,120     2.66%       0.70%      9.49%
   Platinum Investor IV                                          119    11.56         1,372     2.65%       0.70%      9.49%
   Platinum Investor VIP                                       5,286    11.86        62,686     2.58%       0.70%      9.49%
Fidelity VIP Freedom 2030 Portfolio - Service Class 2
   Platinum Investor III                                       5,248    11.65        61,146     3.24%       0.70%     10.30%
   Platinum Investor IV                                          124    11.65         1,440     2.65%       0.70%     10.30%
   Platinum Investor PLUS                                         76    11.65           881     0.30%       0.70%     10.30%
   Platinum Investor Survivor II                               9,973    11.64       116,114     3.73%       0.75%     10.17%
   Platinum Investor VIP                                      13,551    12.00       162,588     2.93%       0.70%     10.30%
   Platinum Investor VIP (with GMWB rider)                        98    11.85         1,164     2.93%       1.45%     -0.01%

                                   VL-R-61

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                                             Investment
                                                                        Unit        Net        Income     Expense     Total
Divisions                                                    Units     Value       Assets     Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio - Service Class 2
   AG Legacy Plus                                             22,582  $ 11.31   $   255,293     0.39%       0.75%     25.71%
   Corporate America (reduced surrender charge)               33,511    14.95       501,069     0.26%       0.65%     25.83%
   Platinum Investor I & II                                  196,450     9.46     1,858,135     0.37%       0.75%     25.71%
   Platinum Investor III                                   1,142,476     9.39    10,724,408     0.39%       0.70%     25.77%
   Platinum Investor IV                                       39,813    14.14       562,891     0.36%       0.70%     25.77%
   Platinum Investor FlexDirector                             11,185    13.59       152,037     0.38%       0.70%     25.77%
   Platinum Investor PLUS                                    110,322    15.11     1,666,634     0.37%       0.70%     25.77%
   Platinum Investor Survivor                                 68,631     9.70       665,643     0.39%       0.40%     26.15%
   Platinum Investor Survivor II                             114,240    13.41     1,532,204     0.27%       0.75%     25.71%
   Platinum Investor VIP                                      23,642    13.01       307,578     0.17%       0.70%     25.77%
   Platinum Investor VIP (with GMWB rider)                         3    12.85            43     0.17%       1.45%     24.83%
Fidelity VIP Mid Cap Portfolio - Service Class 2
   AIG Income Advantage VUL                                       40     9.55           386     0.45%       0.20%     -0.82%
   Corporate America (reduced surrender charge)               35,856    17.27       619,072     0.50%       0.65%     14.59%
   Platinum Investor I & II                                   16,881    25.91       437,315     0.50%       0.75%     14.47%
   Platinum Investor III                                     183,015    25.97     4,752,299     0.50%       0.70%     14.53%
   Platinum Investor IV                                       72,072    14.75     1,062,903     0.51%       0.70%     14.53%
   Platinum Investor FlexDirector                                977    17.36        16,955     0.50%       0.70%     14.53%
   Platinum Investor PLUS                                     17,266    25.97       448,354     0.65%       0.70%     14.53%
   Platinum Investor Survivor                                  9,224    26.33       242,885     0.52%       0.40%     14.88%
   Platinum Investor Survivor II                              23,984    25.91       621,338     0.49%       0.75%     14.47%
   Platinum Investor VIP                                      91,226    12.06     1,100,317     0.49%       0.70%     14.53%
   Platinum Investor VIP (with GMWB rider)                         3    11.91            32     0.49%       1.45%     13.67%
Franklin Templeton Franklin Small Cap Value Securities
   Fund - Class 2
   AIG Income Advantage VUL                                       33     9.32           306     0.00%       0.20%     -1.56%
   Corporate America (reduced surrender charge)               19,743    13.75       271,444     0.80%       0.65%     -3.02%
   Platinum Investor I & II                                   16,602    19.79       328,622     0.70%       0.75%     -3.11%
   Platinum Investor III                                     216,347    19.84     4,292,535     0.81%       0.70%     -3.06%
   Platinum Investor IV                                       56,062    12.03       674,693     0.72%       0.70%     -3.06%
   Platinum Investor FlexDirector                              1,608    14.18        22,799     0.74%       0.70%     -3.06%
   Platinum Investor PLUS                                     23,838    19.84       472,968     0.67%       0.70%     -3.06%
   Platinum Investor Survivor                                 26,872    20.12       540,684     0.75%       0.40%     -2.77%
   Platinum Investor Survivor II                              32,451    19.79       642,359     0.80%       0.75%     -3.11%
   Platinum Investor VIP                                      66,463    10.41       691,552     0.84%       0.70%     -3.06%
   Platinum Investor VIP (with GMWB rider)                        23    10.28           237     0.84%       1.45%     -3.87%
Franklin Templeton Franklin Small-Mid Cap Growth
   Securities Fund - Class 2
   AG Legacy Plus                                             12,380     8.69       107,538     0.00%       0.75%     10.41%
Franklin Templeton Franklin U.S. Government Fund -
   Class 2
   Corporate America (reduced surrender charge)                  740    10.35         7,662     0.00%       0.65%      1.88%
   Platinum Investor I & II                                   26,024    12.64       329,017     4.72%       0.75%      5.81%
   Platinum Investor III                                     132,516    12.68     1,680,439     7.27%       0.70%      5.86%
   Platinum Investor IV                                       47,978    11.05       530,237     5.49%       0.70%      5.86%
   Platinum Investor FlexDirector                                426    11.29         4,806     3.09%       0.70%      5.86%
   Platinum Investor PLUS                                     42,580    12.27       522,310     4.68%       0.70%      5.86%
   Platinum Investor Survivor                                  3,200    12.91        41,315     7.39%       0.40%      6.18%
   Platinum Investor Survivor II                              26,163    12.64       330,784     5.32%       0.75%      5.81%
   Platinum Investor VIP                                      46,469    10.92       507,448     8.18%       0.70%      5.86%
Franklin Templeton Mutual Shares Securities Fund -
   Class 2
   Platinum Investor I & II                                  181,793    16.11     2,927,985     1.61%       0.75%      2.70%
   Platinum Investor III                                     373,176    16.15     6,028,470     2.03%       0.70%      2.75%

                                   VL-R-62

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                       Investment
                                                    Unit       Net       Income     Expense
Divisions                                  Units    Value    Assets      Ratio (a)  Ratio (b)  Total Return (c)
---------------------------------------------------------------------------------------------------------------
Franklin Templeton Mutual Shares
   Securities Fund - Class 2 - Continued
   Platinum Investor IV                    44,684  $13.22  $  590,605     1.53%      0.70%          2.75%
   Platinum Investor FlexDirector           6,935   14.23      98,679     1.54%      0.70%          2.75%
   Platinum Investor PLUS                  37,485   15.88     595,428     1.45%      0.70%          2.75%
   Platinum Investor Survivor              32,439   16.45     533,549     1.60%      0.40%          3.06%
   Platinum Investor Survivor II           18,627   16.11     300,017     1.62%      0.75%          2.70%
   Platinum Investor VIP                   52,593   11.66     613,016     1.50%      0.70%          2.75%
   Platinum Investor VIP (with GMWB
      rider)                                  996   11.51      11,470     1.50%      1.45%          1.98%
Franklin Templeton Templeton Foreign
   Securities Fund - Class 2
   AG Legacy Plus                          13,683   14.98     205,022     2.15%      0.75%         14.59%
   Corporate America (reduced surrender
      charge)                                 144   10.79       1,552     0.00%      0.65%          4.09%
   Platinum Investor I & II                89,086   18.75   1,670,529     2.04%      0.75%         14.59%
   Platinum Investor III                  215,577   18.81   4,054,610     2.93%      0.70%         14.65%
   Platinum Investor IV                    33,002   15.01     495,491     1.91%      0.70%         14.65%
   Platinum Investor FlexDirector           4,150   16.80      69,706     2.08%      0.70%         14.65%
   Platinum Investor PLUS                  29,765   18.18     541,271     1.96%      0.70%         14.65%
   Platinum Investor Survivor              12,232   19.15     234,245     2.04%      0.40%         14.99%
   Platinum Investor Survivor II           75,982   18.75   1,424,815     1.95%      0.75%         14.59%
   Platinum Investor VIP                   31,894   13.28     423,556     2.07%      0.70%         14.65%
   Platinum Investor VIP (with GMWB
      rider)                                    6   13.11          73     2.07%      1.45%         13.79%
Goldman Sachs VIT Capital Growth
   Fund - Institutional Shares
   Platinum Investor I & II                 4,551   11.14      50,688     0.19%      0.75%          9.30%
   Platinum Investor III                    9,555   11.18     106,799     0.18%      0.70%          9.36%
   Platinum Investor PLUS                     109   13.66       1,485     0.19%      0.70%          9.36%
   Platinum Investor Survivor             591,381   11.42   6,752,018     0.19%      0.40%          9.69%
   Platinum Investor Survivor II           41,575   11.83     491,993     0.19%      0.75%          9.30%
Janus Aspen International Growth
   Portfolio - Service Shares
   Corporate America (reduced surrender
      charge)                              13,405   28.36     380,153     0.50%      0.65%         27.18%
   Platinum Investor I & II               200,178   19.11   3,824,925     0.49%      0.75%         27.06%
   Platinum Investor III                  443,819   19.01   8,435,192     0.44%      0.70%         27.12%
   Platinum Investor IV                    31,963   23.89     763,661     0.45%      0.70%         27.12%
   Platinum Investor FlexDirector           9,033   26.37     238,189     0.42%      0.70%         27.12%
   Platinum Investor PLUS                  26,013   30.46     792,296     0.31%      0.70%         27.12%
   Platinum Investor Survivor              62,136   19.59   1,217,418     0.46%      0.40%         27.50%
   Platinum Investor Survivor II           51,246   30.04   1,539,391     0.43%      0.75%         27.06%
   Platinum Investor VIP                   55,073   16.54     910,686     0.53%      0.70%         27.12%
   Platinum Investor VIP (with GMWB
      rider)                                1,298   16.33      21,193     0.53%      1.45%         26.17%
Janus Aspen Mid Cap Growth
   Portfolio - Service Shares
   Corporate America (reduced surrender
      charge)                               4,694   17.49      82,112     0.09%      0.65%         20.95%
   Platinum Investor I & II                67,420    8.02     540,891     0.08%      0.75%         20.83%
   Platinum Investor III                  390,276    7.84   3,059,324     0.07%      0.70%         20.89%
   Platinum Investor IV                     7,059   15.21     107,372     0.08%      0.70%         20.89%
   Platinum Investor FlexDirector              22   17.22         373     0.05%      0.70%          5.84%
   Platinum Investor PLUS                  12,853   20.48     263,270     0.07%      0.70%         20.89%
   Platinum Investor Survivor               6,422    8.23      52,827     0.06%      0.40%         21.25%
   Platinum Investor Survivor II           11,301   18.26     206,323     0.10%      0.75%         20.83%
   Platinum Investor VIP                    8,323   12.86     107,070     0.09%      0.70%         20.89%
Janus Aspen Worldwide Growth
   Portfolio - Service Shares
   Corporate America                           --    8.90          --     0.56%      0.35%          8.98%
   Corporate America (reduced surrender
      charge)                               6,855   14.72     100,889     0.56%      0.65%          8.65%
   Platinum Investor I & II               150,920    8.65   1,305,080     0.75%      0.75%          8.54%

                                     VL-R-63

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                       Investment
                                                    Unit       Net       Income     Expense
Divisions                                  Units    Value    Assets     Ratio (a)  Ratio (b)  Total Return (c)
--------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio -
   Service Shares - Continued
   Platinum Investor III                  373,611  $ 8.59  $3,208,086     0.59%      0.70%           8.60%
   Platinum Investor IV                     9,017   13.40     120,874     0.60%      0.70%           8.60%
   Platinum Investor PLUS                  16,839   13.71     230,905     0.59%      0.70%           8.60%
   Platinum Investor Survivor              21,277    8.87     188,668     0.59%      0.40%           8.92%
   Platinum Investor Survivor II           25,401   13.11     333,076     0.59%      0.75%           8.54%
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                 5,435   18.99     103,237     0.91%      0.75%           1.68%
   Platinum Investor III                  142,248   19.04   2,708,302     0.91%      0.70%           1.73%
   Platinum Investor IV                    15,300   12.62     193,061     0.90%      0.70%           1.73%
   Platinum Investor PLUS                   6,033   19.04     114,861     0.90%      0.70%           1.73%
   Platinum Investor Survivor               9,423   19.31     181,932     0.88%      0.40%           2.04%
   Platinum Investor Survivor II            2,788   18.99      52,957     0.93%      0.75%           1.68%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                50,764   12.52     635,424     0.01%      0.75%          -6.38%
   Platinum Investor III                  115,359   12.34   1,423,107     0.01%      0.70%          -6.33%
   Platinum Investor IV                    15,507   11.21     173,814     0.01%      0.70%          -6.33%
   Platinum Investor FlexDirector             355   13.31       4,723     0.01%      0.70%          -6.33%
   Platinum Investor PLUS                  10,736   15.36     164,897     0.01%      0.70%          -6.33%
   Platinum Investor Survivor               3,693   12.84      47,394     0.01%      0.40%          -6.05%
   Platinum Investor Survivor II            5,434   16.09      87,411     0.01%      0.75%          -6.38%
   Platinum Investor VIP                   40,732    9.74     396,585     0.01%      0.70%          -6.33%
MFS VIT Core Equity Series - Initial
   Class*
   Corporate America (reduced surrender
      charge)                               2,805   13.94      39,090     0.40%      0.65%           10.43%
   Platinum Investor I & II                71,913    8.39     603,541     0.35%      0.75%           10.31%
   Platinum Investor III                  378,792    8.48   3,213,116     0.35%      0.70%           10.37%
   Platinum Investor IV                     6,467   12.91      83,495     0.34%      0.70%           10.37%
   Platinum Investor FlexDirector             364   13.32       4,853     0.33%      0.70%           10.37%
   Platinum Investor PLUS                  44,024   14.29     628,999     0.34%      0.70%           10.37%
   Platinum Investor Survivor              21,808    8.61     187,676     0.36%      0.40%           10.70%
   Platinum Investor Survivor II            4,524   13.00      58,799     0.35%      0.75%           10.31%
MFS VIT Emerging Growth Series - Initial
   Class
   AG Legacy Plus                           7,058   14.97     105,649     0.00%      0.75%           20.26%
   Corporate America (reduced surrender
      charge)                               6,854   15.93     109,174     0.00%      0.65%           20.38%
   Platinum Investor I & II               511,463   14.57   7,453,956     0.00%      0.75%           20.26%
   Platinum Investor III                  607,224    7.73   4,692,734     0.00%      0.70%           20.32%
   Platinum Investor IV                     7,106   14.36     102,031     0.00%      0.70%           20.32%
   Platinum Investor FlexDirector             415   14.71       6,112     0.00%      0.70%           20.32%
   Platinum Investor PLUS                  41,122   16.27     669,199     0.00%      0.70%           20.32%
   Platinum Investor Survivor              94,223    6.97     656,936     0.00%      0.40%           20.69%
   Platinum Investor Survivor II            4,133   13.98      57,767     0.00%      0.75%           20.26%
MFS VIT New Discovery Series - Initial
   Class
   AG Legacy Plus                          18,848    9.35     176,183     0.00%      0.75%            1.75%
   Corporate America                           --   10.30          --     0.00%      0.35%            2.16%
   Corporate America (reduced surrender
      charge)                               2,331   13.73      32,012     0.00%      0.65%            1.85%
   Platinum Investor I & II                43,290   10.01     433,461     0.00%      0.75%            1.75%
   Platinum Investor III                  284,942    9.82   2,798,992     0.00%      0.70%            1.80%
   Platinum Investor IV                     8,169   12.32     100,641     0.00%      0.70%            1.80%
   Platinum Investor FlexDirector             392   11.91       4,663     0.00%      0.70%            1.80%
   Platinum Investor PLUS                  19,774   13.35     263,881     0.00%      0.70%            1.80%
   Platinum Investor Survivor              10,117   10.27     103,877     0.00%      0.40%            2.11%

                                     VL-R-64

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                       Investment
                                                    Unit       Net       Income     Expense
Divisions                                  Units    Value    Assets     Ratio (a)  Ratio (b)  Total Return (c)
--------------------------------------------------------------------------------------------------------------
MFS VIT New Discovery Series - Initial
   Class - Continued
   Platinum Investor Survivor II            8,290  $12.84  $ 106,443      0.00%      0.75%           1.75%
   Platinum Investor VIP                    7,483   10.72     80,244      0.00%      0.70%           1.80%
   Platinum Investor VIP (with GMWB
      rider)                                  265   10.59      2,807      0.00%      1.45%           1.03%
MFS VIT Research Series - Initial Class
   Corporate America (reduced surrender
      charge)                                 633   14.88      9,414      0.00%      0.65%           3.83%
   Platinum Investor I & II                37,258    9.88    368,165      0.73%      0.75%          12.35%
   Platinum Investor III                  171,807    9.86  1,693,676      0.70%      0.70%          12.41%
   Platinum Investor IV                     5,462   13.16     71,891      0.82%      0.70%          12.41%
   Platinum Investor FlexDirector             223   14.21      3,169      0.64%      0.70%          12.41%
   Platinum Investor PLUS                  11,553   15.58    180,012      0.67%      0.70%          12.41%
   Platinum Investor Survivor              10,319   10.13    104,552      0.72%      0.40%          12.75%
   Platinum Investor Survivor II           11,502   14.49    166,693      0.65%      0.75%          12.35%
   Platinum Investor VIP                    6,008   12.11     72,756      0.57%      0.70%          12.41%
   Platinum Investor VIP (with GMWB
      rider)                                    3   11.96         39      0.57%      1.45%          11.57%
MFS VIT Total Return Series - Initial
   Class
   AG Legacy Plus                         100,334    7.30    732,616      2.62%      0.75%           3.43%
Neuberger Berman AMT Mid-Cap Growth
   Portfolio - Class I
   Corporate America (reduced surrender
      charge)                               5,415   17.79     96,346      0.00%      0.65%          21.73%
   Platinum Investor I & II                96,175    9.99    960,974      0.00%      0.75%          21.61%
   Platinum Investor III                  492,111    9.84  4,842,116      0.00%      0.70%          21.67%
   Platinum Investor IV                    14,141   15.66    221,400      0.00%      0.70%          21.67%
   Platinum Investor FlexDirector             977   17.31     16,917      0.00%      0.70%          21.67%
   Platinum Investor PLUS                  40,777   18.35    748,099      0.00%      0.70%          21.67%
   Platinum Investor Survivor              42,705   10.25    437,551      0.00%      0.40%          22.04%
   Platinum Investor Survivor II           29,389   16.81    494,090      0.00%      0.75%          21.61%
   Platinum Investor VIP                   13,581   12.96    175,985      0.00%      0.70%          21.67%
Neuberger Berman AMT Partners
   Portfolio - Class I
   AG Legacy Plus                           6,808   16.06    109,318      0.62%      0.75%           8.51%
Oppenheimer Balanced Fund/VA -
   Non-Service Shares
   Platinum Investor I & II                10,214   15.20    155,301      2.14%      0.75%           3.01%
   Platinum Investor III                   48,273   15.24    735,704      2.60%      0.70%           3.06%
   Platinum Investor IV                    35,605   11.64    414,597      2.36%      0.70%           3.06%
   Platinum Investor FlexDirector           2,037   12.42     25,308      2.38%      0.70%           3.06%
   Platinum Investor PLUS                   4,699   15.24     71,615      2.50%      0.70%           3.06%
   Platinum Investor Survivor                 443   15.46      6,841      2.19%      0.40%           3.37%
   Platinum Investor Survivor II            4,799   15.20     72,964      2.31%      0.75%           3.01%
   Platinum Investor VIP                   22,562   11.20    252,761      1.68%      0.70%           3.06%
   Platinum Investor VIP (with GMWB
      rider)                                   45   11.06        501      1.68%      1.45%           1.79%
Oppenheimer Global Securities Fund/VA -
   Non-Service Shares
   AIG Income Advantage VUL                    89    9.46        841      0.00%      0.20%          -2.04%
   Corporate America (reduced surrender
      charge)                              13,420   16.41    220,221      0.95%      0.65%           5.63%
   Platinum Investor I & II                71,598   23.52  1,683,944      0.54%      0.75%           5.52%
   Platinum Investor III                  114,220   23.57  2,692,655      1.27%      0.70%           5.57%
   Platinum Investor IV                    36,036   14.31    515,823      1.24%      0.70%           5.57%
   Platinum Investor FlexDirector             331   15.65      5,186      1.70%      0.70%           5.57%
   Platinum Investor PLUS                  14,720   23.57    347,017      1.25%      0.70%           5.57%
   Platinum Investor Survivor               6,856   23.91    163,893      1.43%      0.40%           5.89%
   Platinum Investor Survivor II            9,255   23.52    217,675      0.92%      0.75%           5.52%
   Platinum Investor VIP                   45,884   11.77    540,205      0.85%      0.70%           5.57%
   Platinum Investor VIP (with GMWB
      rider)                                  131   11.63      1,529      0.85%      1.45%           4.78%

                                     VL-R-65

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                                            Investment
                                                                                              Income     Expense      Total
Divisions                                                  Units    Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
-----------------------------------------------------------------------------------------------------------------------------
Oppenheimer High Income Fund/VA - Non-Service Shares
   AG Legacy Plus                                            7,522    $13.68    $  102,935     7.41%      0.75%      -0.85%
PIMCO VIT CommodityRealReturn Strategy Portfolio -
   Administrative Class
   Corporate America (reduced surrender charge)                 34     11.87           404     4.01%      0.65%       8.25%
   Platinum Investor I & II                                    699     11.69         8,171     0.24%      0.75%      22.32%
   Platinum Investor III                                   129,801     11.70     1,518,659     3.97%      0.70%      22.38%
   Platinum Investor IV                                        416     11.70         4,869     4.92%      0.70%      22.38%
   Platinum Investor PLUS                                      172     11.70         2,014     5.38%      0.70%      22.38%
   Platinum Investor Survivor II                             9,166     11.69       107,154     5.73%      0.75%      22.32%
   Platinum Investor VIP                                     8,397     12.43       104,357     5.20%      0.70%      22.38%
   Platinum Investor VIP (with GMWB rider)                       2     12.27            30     5.20%      1.45%      21.46%
PIMCO VIT Real Return Portfolio - Administrative Class
   AG Legacy Plus                                           33,959     15.57       528,869     4.92%      0.75%       9.80%
   Corporate America                                            --     17.46            --     4.68%      0.35%      10.25%
   Corporate America (reduced surrender charge)             46,629     11.50       536,315     4.68%      0.65%       9.91%
   Platinum Investor I & II                                109,889     16.96     1,864,237     4.90%      0.75%       9.80%
   Platinum Investor III                                   450,897     17.06     7,692,595     4.61%      0.70%       9.86%
   Platinum Investor IV                                     66,307     11.02       730,819     4.97%      0.70%       9.86%
   Platinum Investor FlexDirector                            1,483     11.56        17,141     5.31%      0.70%       9.86%
   Platinum Investor PLUS                                   38,468     14.40       554,072     4.66%      0.70%       9.86%
   Platinum Investor Survivor                               50,691     17.40       881,778     4.58%      0.40%      10.19%
   Platinum Investor Survivor II                            38,743     14.57       564,617     4.86%      0.75%       9.80%
   Platinum Investor VIP                                    52,296     10.99       574,757     5.47%      0.70%       9.86%
PIMCO VIT Short-Term Portfolio - Administrative Class
   AIG Income Advantage VUL                                     31     10.06           309     0.39%      0.20%       0.21%
   Corporate America                                            --     12.49            --     4.55%      0.35%       4.12%
   Corporate America (reduced surrender charge)              5,051     10.99        55,508     4.55%      0.65%       3.81%
   Platinum Investor I & II                                 92,757     12.14     1,125,756     4.82%      0.75%       3.70%
   Platinum Investor III                                   207,425     12.17     2,524,318     4.72%      0.70%       3.76%
   Platinum Investor IV                                     29,129     10.92       318,095     4.70%      0.70%       3.76%
   Platinum Investor FlexDirector                            8,462     10.98        92,946     4.83%      0.70%       3.76%
   Platinum Investor PLUS                                   33,206     11.33       376,133     4.68%      0.70%       3.76%
   Platinum Investor Survivor                               38,902     12.44       484,124     4.68%      0.40%       4.07%
   Platinum Investor Survivor II                            38,086     11.41       434,687     4.73%      0.75%       3.70%
   Platinum Investor VIP                                    21,757     10.71       232,957     5.11%      0.70%       3.76%
   Platinum Investor VIP (with GMWB rider)                       3     10.57            32     5.11%      1.45%       2.98%
PIMCO VIT Total Return Portfolio - Administrative Class
   AG Legacy Plus                                           29,696     14.06       417,429     4.71%      0.75%       7.92%
   AIG Income Advantage VUL                                     46     10.22           465     0.46%      0.20%       0.82%
   Corporate America (reduced surrender charge)             44,862     11.44       513,184     5.16%      0.65%       8.03%
   Platinum Investor I & II                                307,237     14.73     4,525,785     4.79%      0.75%       7.92%
   Platinum Investor III                                 1,041,060     14.83    15,441,282     4.72%      0.70%       7.98%
   Platinum Investor IV                                     90,318     11.27     1,017,574     4.98%      0.70%       7.98%
   Platinum Investor FlexDirector                           13,483     11.60       156,402     5.01%      0.70%       7.98%
   Platinum Investor PLUS                                   74,487     12.93       963,041     4.70%      0.70%       7.98%
   Platinum Investor Survivor                               89,942     15.10     1,358,533     5.02%      0.40%       8.30%
   Platinum Investor Survivor II                            87,906     13.03     1,145,385     4.76%      0.75%       7.92%
   Platinum Investor VIP                                    69,126     11.11       768,137     5.33%      0.70%       7.98%
   Platinum Investor VIP (with GMWB rider)                     387     10.97         4,249     5.33%      1.45%       7.17%
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                                193,745     12.99     2,516,834     1.27%      0.75%       4.20%

                                    VL-R-66

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                                            Investment
                                                                                              Income     Expense      Total
Divisions                                                   Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
-----------------------------------------------------------------------------------------------------------------------------
Pioneer Fund VCT Portfolio - Class I - Continued
   Platinum Investor III                                    46,678    $13.01    $  607,301     1.32%      0.70%       4.25%
   Platinum Investor PLUS                                    1,405     13.01        18,276     1.34%      0.70%       4.25%
   Platinum Investor Survivor                                9,114     13.13       119,664     1.27%      0.40%       4.57%
   Platinum Investor Survivor II                               573     12.99         7,449     1.27%      0.75%       4.20%
Pioneer Growth Opportunities VCT Portfolio - Class I
   Corporate America                                         3,234     11.02        35,646     0.00%      0.35%      -4.20%
   Platinum Investor I & II                                236,589     10.89     2,575,907     0.00%      0.75%      -4.58%
   Platinum Investor III                                   125,521     10.90     1,368,725     0.00%      0.70%      -4.53%
   Platinum Investor PLUS                                    5,929     10.90        64,648     0.00%      0.70%      -4.53%
   Platinum Investor Survivor                                8,460     11.00        93,100     0.00%      0.40%      -4.24%
   Platinum Investor Survivor II                            20,260     10.89       220,583     0.00%      0.75%      -4.58%
Pioneer Mid Cap Value VCT Portfolio - Class I
   Platinum Investor I & II                                    900     11.11         9,994     1.20%      0.75%       4.79%
   Platinum Investor III                                     5,533     11.12        61,515     0.94%      0.70%       4.84%
   Platinum Investor IV                                        217     11.12         2,414     1.69%      0.70%       4.84%
   Platinum Investor FlexDirector                              882     11.12         9,802     1.35%      0.70%       4.02%
   Platinum Investor PLUS                                    1,150     11.12        12,787     0.36%      0.70%       4.84%
   Platinum Investor Survivor II                             1,491     11.11        16,561     0.16%      0.75%       4.79%
   Platinum Investor VIP                                     9,757     11.35       110,769     0.96%      0.70%       4.84%
   Platinum Investor VIP (with GMWB rider)                     724     11.21         8,115     0.96%      1.45%      -4.07%
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                           12,505     15.30       191,290     5.01%      0.75%       3.35%
   Corporate America                                       217,486     15.81     3,438,986     6.57%      0.35%       3.77%
   Corporate America (reduced surrender charge)             16,732     11.61       194,236     6.57%      0.65%       3.45%
   Platinum Investor I & II                                113,910     14.77     1,683,001     4.46%      0.75%       3.35%
   Platinum Investor III                                   104,676     15.85     1,659,386     4.78%      0.70%       3.40%
   Platinum Investor IV                                     11,276     11.03       124,426     4.50%      0.70%       3.40%
   Platinum Investor FlexDirector                              136     11.87         1,610     4.53%      0.70%       3.40%
   Platinum Investor PLUS                                   10,100     14.69       148,386     4.75%      0.70%       3.40%
   Platinum Investor Survivor                                1,491     15.77        23,517     0.70%      0.40%       3.71%
   Platinum Investor Survivor II                             3,209     15.07        48,371     4.94%      0.75%       3.35%
   Platinum Investor VIP                                    19,639     10.84       212,867     2.85%      0.70%       3.40%
Putnam VT Growth and Income Fund - Class IB
   Corporate America                                       263,597     12.76     3,363,442     1.80%      0.35%      -6.37%
   Corporate America (reduced surrender charge)             22,453     12.10       271,654     1.80%      0.65%      -6.65%
   Platinum Investor I & II                                321,514     13.06     4,199,662     1.36%      0.75%      -6.74%
   Platinum Investor III                                   546,275     11.81     6,454,167     1.35%      0.70%      -6.70%
   Platinum Investor IV                                     32,602     11.16       363,757     1.38%      0.70%      -6.70%
   Platinum Investor FlexDirector                           11,246     11.84       133,172     1.32%      0.70%      -6.70%
   Platinum Investor PLUS                                   37,347     13.22       493,844     1.34%      0.70%      -6.70%
   Platinum Investor Survivor                               29,622     12.73       376,971     1.34%      0.40%      -6.42%
   Platinum Investor Survivor II                             8,342     12.95       108,052     1.40%      0.75%      -6.74%
Putnam VT International Growth and Income Fund - Class IB
   Corporate America (reduced surrender charge)              8,913     17.53       156,236     1.12%      0.65%       6.31%
   Platinum Investor I & II                                194,943     19.56     3,812,188     1.83%      0.75%       6.20%
   Platinum Investor III                                   228,493     17.34     3,961,396     1.78%      0.70%       6.26%
   Platinum Investor IV                                     28,356     15.19       430,740     1.70%      0.70%       6.26%
   Platinum Investor FlexDirector                              430     17.20         7,399     2.11%      0.70%       6.26%
   Platinum Investor PLUS                                   15,641     20.37       318,676     1.74%      0.70%       6.26%
   Platinum Investor Survivor                               22,301     17.00       379,047     2.09%      0.40%       6.58%

                                    VL-R-67

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                                            Investment
                                                                                              Income     Expense      Total
Divisions                                                   Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
-----------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund - Class IB
   - Continued
   Platinum Investor Survivor II                            20,213    $22.11    $  446,853     1.23%      0.75%       6.20%
   Platinum Investor VIP                                    36,023     12.71       458,021     1.21%      0.70%       6.26%
   Platinum Investor VIP (with GMWB rider)                      89     12.56         1,115     1.21%      1.45%      -4.98%
Putnam VT Small Cap Value Fund - Class IB
   AG Legacy Plus                                           15,778     21.22       334,860     0.61%      0.75%     -13.37%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                                           26,952      6.68       180,001     0.00%      0.75%       3.03%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                                           59,173      6.62       391,551     0.00%      0.75%       4.73%
SunAmerica Aggressive Growth Portfolio - Class 1
   Platinum Investor I & II                                  7,722     13.87       107,133     1.26%      0.75%      -1.24%
   Platinum Investor III                                    44,727     13.91       622,252     0.63%      0.70%      -1.19%
   Platinum Investor IV                                      6,702     11.81        79,125     0.71%      0.70%      -1.19%
   Platinum Investor FlexDirector                               23     13.44           308     0.71%      0.70%     -13.01%
   Platinum Investor PLUS                                    9,231     14.77       136,384     0.60%      0.70%      -1.19%
   Platinum Investor Survivor                                  629     14.15         8,900     0.61%      0.40%      -0.89%
   Platinum Investor Survivor II                             7,244     13.87       100,491     1.09%      0.75%      -1.24%
   Platinum Investor VIP                                     5,684     10.55        59,954     0.74%      0.70%      -1.19%
SunAmerica Balanced Portfolio - Class 1*
   Platinum Investor I & II                                    664     12.48         8,291     2.81%      0.75%       4.61%
   Platinum Investor III                                    72,535     12.51       907,695     2.96%      0.70%       4.66%
   Platinum Investor IV                                      8,817     11.66       102,792     3.37%      0.70%       4.66%
   Platinum Investor FlexDirector                                1     12.04            18     0.00%      0.70%       0.66%
   Platinum Investor PLUS                                   21,028     12.91       271,450     3.03%      0.70%       4.66%
   Platinum Investor Survivor                                  413     12.73         5,261     0.00%      0.40%       1.22%
   Platinum Investor Survivor II                             3,486     12.48        43,497     3.12%      0.75%       4.61%
   Platinum Investor VIP                                     7,715     11.34        87,510     3.68%      0.70%       4.66%
UIF Equity Growth Portfolio - Class I Shares
   Platinum Investor I & II                                211,974     14.74     3,124,556     0.00%      0.75%      20.99%
   Platinum Investor III                                    89,672      9.91       888,668     0.00%      0.70%      21.05%
   Platinum Investor IV                                      3,541     14.86        52,606     0.00%      0.70%      21.05%
   Platinum Investor PLUS                                    5,592     15.78        88,254     0.00%      0.70%      21.05%
   Platinum Investor Survivor                               22,539      9.54       214,950     0.00%      0.40%      21.42%
   Platinum Investor Survivor II                               403     13.91         5,607     0.00%      0.75%      20.99%
UIF High Yield Portfolio - Class I Shares
   Platinum Investor I & II                                 70,171     12.43       872,461     8.39%      0.75%       3.23%
   Platinum Investor III                                    26,024     12.91       336,036     8.30%      0.70%       3.28%
   Platinum Investor IV                                      1,909     11.13        21,246     8.63%      0.70%       3.28%
   Platinum Investor FlexDirector                            2,720     12.07        32,821     9.06%      0.70%       3.28%
   Platinum Investor PLUS                                    2,979     14.42        42,960     7.93%      0.70%       3.28%
   Platinum Investor Survivor                                  593     12.22         7,247    10.39%      0.40%       3.59%
   Platinum Investor Survivor II                            43,381     14.05       609,630     2.87%      0.75%       3.23%
VALIC Company I International Equities Fund
   AG Legacy Plus                                            7,864     12.57        98,888     2.25%      0.75%       7.95%
   Corporate America (reduced surrender charge)              1,312     10.11        13,262     4.69%      0.65%      -1.91%
   Platinum Investor I & II                                103,653     16.13     1,671,981     2.99%      0.75%       7.95%
   Platinum Investor III                                    89,728     13.97     1,253,571     2.46%      0.70%       8.00%
   Platinum Investor IV                                      6,408     15.27        97,841     2.88%      0.70%       8.00%
   Platinum Investor FlexDirector                              686     17.17        11,777     2.43%      0.70%       8.00%
   Platinum Investor PLUS                                   11,844     18.29       216,654     2.40%      0.70%       8.00%

                                    VL-R-68

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                              Investment
                                                                                Income       Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)    Ratio (b)  Return (c)
-----------------------------------------------------------------------------------------------------------------
VALIC Company I International Equities
   Fund - Continued
   Platinum Investor Survivor                13,213    $12.49    $   165,028      2.33%        0.40%       8.33%
   Platinum Investor Survivor II              4,450     18.99         84,502      3.30%        0.75%       7.95%
   Platinum Investor VIP                     17,115     12.67        216,774      3.34%        0.70%       8.00%
VALIC Company I Mid Cap Index Fund
   AG Legacy Plus                            18,208     16.71        304,244      1.17%        0.75%       6.83%
   Corporate America                          5,365     18.37         98,541      1.35%        0.35%       7.26%
   Corporate America (reduced surrender
      charge)                                 7,470     14.67        109,595      1.35%        0.65%       6.94%
   Platinum Investor I & II                 292,897     24.78      7,256,677      1.11%        0.75%       6.83%
   Platinum Investor III                    411,936     16.30      6,714,245      1.22%        0.70%       6.89%
   Platinum Investor IV                      29,548     13.02        384,627      1.32%        0.70%       6.89%
   Platinum Investor FlexDirector               829     14.13         11,707      1.59%        0.70%       6.89%
   Platinum Investor PLUS                    44,778     16.78        751,432      1.22%        0.70%       6.89%
   Platinum Investor Survivor                56,053     18.32      1,026,867      1.17%        0.40%       7.21%
   Platinum Investor Survivor II             36,499     18.28        667,130      1.24%        0.75%       6.83%
   Platinum Investor VIP                     57,710     11.07        639,016      1.91%        0.70%       6.89%
   Platinum Investor VIP (with GMWB
      rider)                                    134     10.93          1,465      1.91%        1.45%       6.08%
VALIC Company I Money Market I Fund
   AG Legacy Plus                             7,837     11.57         90,687      5.19%        0.75%       3.91%
   AIG Income Advantage VUL                   1,278     10.07         12,867      0.14%        0.20%       0.28%
   Corporate America (reduced surrender
      charge)                               149,066     11.06      1,648,073      2.97%        0.65%       4.02%
   Platinum Investor I & II                 591,218     12.75      7,539,992      4.64%        0.75%       3.91%
   Platinum Investor III                  1,305,909     11.50     15,019,917      4.82%        0.70%       3.97%
   Platinum Investor IV                      28,158     11.01        309,891      4.57%        0.70%       3.97%
   Platinum Investor FlexDirector             3,612     11.03         39,859      3.09%        0.70%       3.97%
   Platinum Investor PLUS                    33,337     11.05        368,392      4.84%        0.70%       3.97%
   Platinum Investor Survivor               220,703     12.15      2,680,635      4.41%        0.40%       4.28%
   Platinum Investor Survivor II            223,749     11.06      2,474,403      4.66%        0.75%       3.91%
   Platinum Investor VIP                     87,790     10.75        943,746      8.23%        0.70%       3.97%
   Platinum Investor VIP (with GMWB
      rider)                                  1,178     10.62         12,507      8.23%        1.45%       3.19%
VALIC Company I Nasdaq-100 Index Fund
   Platinum Investor I & II                  92,509      6.07        561,641      0.05%        0.75%      17.71%
   Platinum Investor III                    403,136      5.98      2,408,793      0.07%        0.70%      17.77%
   Platinum Investor IV                       4,559     13.26         60,440      0.08%        0.70%      17.77%
   Platinum Investor FlexDirector               348     13.52          4,700      0.08%        0.70%      17.77%
   Platinum Investor PLUS                    17,520     17.13        300,144      0.08%        0.70%      17.77%
   Platinum Investor Survivor                 9,063      6.23         56,424      0.08%        0.40%      18.13%
   Platinum Investor Survivor II             13,451     12.87        173,076      0.03%        0.75%      17.71%
   Platinum Investor VIP                      3,859     12.27         47,357      0.10%        0.70%      17.77%
VALIC Company I Science & Technology Fund
   Platinum Investor I & II                  57,471      4.97        285,654      0.00%        0.75%      16.81%
   Platinum Investor III                    213,764      4.94      1,055,313      0.00%        0.70%      16.87%
   Platinum Investor IV                       3,918     13.05         51,126      0.00%        0.70%      16.87%
   Platinum Investor FlexDirector               400     12.55          5,018      0.00%        0.70%      16.87%
   Platinum Investor PLUS                     4,556     15.30         69,713      0.00%        0.70%      16.87%
   Platinum Investor Survivor                11,210      5.10         57,132      0.00%        0.40%      17.22%
   Platinum Investor Survivor II              3,118     11.47         35,753      0.00%        0.75%      16.81%
   Platinum Investor VIP                      2,286     12.00         27,431      0.00%        0.70%      16.87%
VALIC Company I Small Cap Index Fund
   Corporate America (reduced surrender
      charge)                                10,060     13.52        136,060      1.79%        0.65%      -2.53%
   Platinum Investor I & II                  88,192     15.63      1,378,622      0.92%        0.75%      -2.63%

                                     VL-R-69

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                              Investment
                                                                                Income       Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)    Ratio (b)  Return (c)
-----------------------------------------------------------------------------------------------------------------
VALIC Company I Small Cap Index Fund -
   Continued
   Platinum Investor III                    220,853    $15.41    $ 3,404,261      1.12%        0.70%       -2.58%
   Platinum Investor IV                      26,540     12.14        322,177      1.24%        0.70%       -2.58%
   Platinum Investor FlexDirector             1,371     12.97         17,780      1.25%        0.70%       -2.58%
   Platinum Investor PLUS                    29,778     16.30        485,469      1.12%        0.70%       -2.58%
   Platinum Investor Survivor                12,152     16.03        194,790      1.12%        0.40%       -2.28%
   Platinum Investor Survivor II             17,526     17.51        306,851      1.48%        0.75%       -2.63%
   Platinum Investor VIP                     51,934     10.50        545,562      1.78%        0.70%       -2.58%
   Platinum Investor VIP (with GMWB
      rider)                                     --     10.37             --      1.78%        1.45%       -3.31%
VALIC Company I Stock Index Fund
   AG Legacy Plus                            70,937     10.35        734,374      1.56%        0.75%        4.34%
   Corporate America                          6,420     10.50         67,380      2.00%        0.35%        4.76%
   Corporate America (reduced surrender
      charge)                                18,327     13.47        246,812      2.00%        0.65%        4.44%
   Platinum Investor I & II                 844,654     14.18     11,981,120      1.40%        0.75%        4.34%
   Platinum Investor III                  1,209,707     10.75     13,005,345      1.54%        0.70%        4.39%
   Platinum Investor IV                      63,300     12.47        789,398      1.89%        0.70%        4.39%
   Platinum Investor FlexDirector            10,682     13.10        139,935      1.65%        0.70%        4.39%
   Platinum Investor PLUS                   106,655     14.73      1,571,272      1.59%        0.70%        4.39%
   Platinum Investor Survivor               252,214     10.47      2,640,037      1.59%        0.40%        4.70%
   Platinum Investor Survivor II             85,379     13.69      1,169,033      2.06%        0.75%        4.34%
   Platinum Investor VIP                     67,817     11.58        785,351      2.89%        0.70%        4.39%
Van Kampen LIT Government Portfolio -
   Class I
   AG Legacy Plus                             8,809     14.48        127,597      4.68%        0.75%        6.53%
Van Kampen LIT Growth and Income
   Portfolio - Class I
   Platinum Investor I & II                 170,521     15.34      2,615,045      1.71%        0.75%        2.03%
   Platinum Investor III                    469,538     15.38      7,221,097      1.73%        0.70%        2.08%
   Platinum Investor IV                      46,712     12.80        597,948      1.55%        0.70%        2.08%
   Platinum Investor FlexDirector             1,118     13.93         15,572      1.52%        0.70%        2.08%
   Platinum Investor PLUS                    24,329     15.67        381,229      1.64%        0.70%        2.08%
   Platinum Investor Survivor                28,761     15.64        449,908      1.79%        0.40%        2.39%
   Platinum Investor Survivor II             56,723     15.34        869,882      1.16%        0.75%        2.03%
   Platinum Investor VIP                     32,110     11.49        369,011      0.91%        0.70%        2.08%
   Platinum Investor VIP (with GMWB
      rider)                                     29     11.35            333      0.91%        1.45%       -0.27%
Van Kampen LIT Strategic Growth
   Portfolio - Class I
   AG Legacy Plus                             8,602      6.03         51,876      0.04%        0.75%       16.08%
Vanguard VIF High Yield Bond Portfolio
   AIG Income Advantage VUL                      12      9.84            116      0.00%        0.20%       -0.13%
   Corporate America (reduced surrender
      charge)                                10,572     11.47        121,282      5.39%        0.65%        1.29%
   Platinum Investor I & II                  53,282     14.15        754,010      7.13%        0.75%        1.19%
   Platinum Investor III                    211,023     14.28      3,013,960      6.79%        0.70%        1.24%
   Platinum Investor IV                      31,127     11.03        343,352      6.64%        0.70%        1.24%
   Platinum Investor FlexDirector               325     11.84          3,850      5.27%        0.70%        1.24%
   Platinum Investor PLUS                    29,250     13.73        401,737      6.82%        0.70%        1.24%
   Platinum Investor Survivor                29,874     14.51        433,487      6.52%        0.40%        1.54%
   Platinum Investor Survivor II             44,901     14.03        630,069      2.18%        0.75%        1.19%
   Platinum Investor VIP                     21,556     10.73        231,383      3.90%        0.70%        1.24%
   Platinum Investor VIP (with GMWB rider)        1     10.60             16      3.90%        1.45%        0.48%
Vanguard VIF REIT Index Portfolio
   AIG Income Advantage VUL                      30      8.83            262      0.00%        0.20%       -4.12%
   Corporate America                             --     27.53             --      1.79%        0.35%      -16.89%
   Corporate America (reduced surrender
      charge)                                11,319     14.29        161,744      1.79%        0.65%      -17.14%

                                     VL-R-70

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2007 are as follows:

                                                                              Investment
                                                                                Income       Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)    Ratio (b)  Return (c)
-----------------------------------------------------------------------------------------------------------------
Vanguard VIF REIT Index Portfolio -
   Continued
   Platinum Investor I & II                 85,562    $26.75    $ 2,288,751     2.14%        0.75%     -17.23%
   Platinum Investor III                   326,978     26.80      8,762,819     1.94%        0.70%     -17.19%
   Platinum Investor IV                     62,314     12.82        798,802     1.97%        0.70%     -17.19%
   Platinum Investor FlexDirector            5,893     14.91         87,888     1.98%        0.70%     -17.19%
   Platinum Investor PLUS                   44,064     20.16        888,348     1.78%        0.70%     -17.19%
   Platinum Investor Survivor               21,332     27.43        585,114     1.93%        0.40%     -16.94%
   Platinum Investor Survivor II            27,173     23.31        633,380     2.07%        0.75%     -17.23%
   Platinum Investor VIP                    66,311     10.06        667,413     1.51%        0.70%     -17.19%
   Platinum Investor VIP (with GMWB
   rider)                                      618      9.94          6,140     1.51%        1.45%     -17.81%

                                     VL-R-71

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                           Investment
                                                                             Income     Expense      Total
Divisions                                  Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund - Series I
   Corporate America                        3,758     $10.89   $   40,922     0.88%      0.35%       8.90%
   Corporate America
      (reduced surrender charge)            2,285      10.87       24,835     0.88%      0.65%       8.69%
   Platinum Investor I & II               735,908      10.86    7,992,901     1.07%      0.75%       8.61%
   Platinum Investor III                  375,267      10.86    4,077,242     1.07%      0.70%       8.65%
   Platinum Investor IV                    12,433      10.86      135,088     1.06%      0.70%       8.65%
   Platinum Investor FlexDirector             424      10.86        4,603     1.07%      0.70%       8.65%
   Platinum Investor PLUS                  23,459      10.86      254,879     1.06%      0.70%       8.65%
   Platinum Investor Survivor              64,839      10.89      705,893     1.06%      0.40%       8.87%
   Platinum Investor Survivor II            9,760      10.86      106,001     1.07%      0.75%       8.61%
AIM V.I. International Growth
   Fund - Series I
   AG Legacy Plus                          25,612      11.98      306,732     0.93%      0.75%      27.28%
   Corporate America                        4,241      11.69       49,559     1.26%      0.35%      27.79%
   Corporate America
      (reduced surrender charge)            7,127      17.41      124,105     1.26%      0.65%      27.41%
   Platinum Investor I & II               292,495      16.57    4,847,867     1.14%      0.75%      27.28%
   Platinum Investor III                  340,444      13.93    4,743,020     1.18%      0.70%      27.34%
   Platinum Investor IV                    30,344      14.81      449,267     1.40%      0.70%      27.34%
   Platinum Investor FlexDirector             812      17.09       13,875     1.70%      0.70%      27.34%
   Platinum Investor PLUS                  17,467      19.27      336,677     1.09%      0.70%      27.34%
   Platinum Investor Survivor              59,983      11.66      699,501     1.12%      0.40%      27.72%
   Platinum Investor Survivor II            6,039      20.17      121,810     1.13%      0.75%      27.28%
   Platinum Investor VIP                   17,529      11.93      209,100     1.12%      0.70%      19.29%
   Platinum Investor VIP
      (with GMWB rider)                       256      11.87        3,033     1.12%      1.45%      18.70%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                           --         --           --     2.82%      0.35%       5.45%
   Platinum Investor I & II                    --         --           --     2.09%      0.75%       5.31%
   Platinum Investor III                       --         --           --     2.12%      0.70%       5.33%
   Platinum Investor IV                        --         --           --     3.12%      0.70%       5.33%
   Platinum Investor FlexDirector              --         --           --     2.17%      0.70%       5.33%
   Platinum Investor PLUS                      --         --           --     2.18%      0.70%       5.33%
   Platinum Investor Survivor                  --         --           --     2.13%      0.40%       5.44%
   Platinum Investor Survivor II               --         --           --     2.26%      0.75%       5.31%
Alger American Leveraged AllCap
   Portfolio - Class O Shares
   Platinum Investor I & II                11,906      17.40      207,102     0.00%      0.75%      18.38%
   Platinum Investor III                   88,630      17.43    1,544,555     0.00%      0.70%      18.43%
   Platinum Investor IV                    13,804      13.72      189,390     0.00%      0.70%      18.43%
   Platinum Investor FlexDirector              47      13.73          649     0.00%      0.70%      18.43%
   Platinum Investor PLUS                  13,020      17.43      226,897     0.00%      0.70%      18.43%
   Platinum Investor Survivor                 168      17.62        2,958     0.00%      0.40%      18.79%
   Platinum Investor Survivor II            1,106      17.40       19,245     0.00%      0.75%      18.38%
   Platinum Investor VIP                    8,328      11.31       94,186     0.00%      0.70%      13.10%
   Platinum Investor VIP
      (with GMWB rider)                       164      11.25        1,843     0.00%      1.45%      12.53%
Alger American MidCap Growth
   Portfolio - Class O Shares
   Corporate America
      (reduced surrender charge)            5,196      13.61       70,695     0.00%      0.65%       9.43%
   Platinum Investor I & II                 8,117      18.15      147,281     0.00%      0.75%       9.32%
   Platinum Investor III                   55,215      18.18    1,003,756     0.00%      0.70%       9.37%
   Platinum Investor IV                    18,110      12.03      217,883     0.00%      0.70%       9.37%
   Platinum Investor FlexDirector           6,774      12.69       85,956     0.00%      0.70%       9.37%
   Platinum Investor PLUS                   8,924      18.18      162,222     0.00%      0.70%       9.37%
   Platinum Investor Survivor               5,975      18.38      109,826     0.00%      0.40%       9.70%
   Platinum Investor Survivor II            2,680      18.15       48,637     0.00%      0.75%       9.32%

                                    VL-R-72

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                           Investment
                                                                             Income     Expense      Total
Divisions                                  Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio -
   Class O Shares - Continued
   Platinum Investor VIP                    2,230     $10.37   $   23,116     0.00%      0.70%       3.67%
American Century VP Value Fund - Class I
   AG Legacy Plus                          25,927      20.67      535,799     1.31%      0.75%      17.77%
   Corporate America                        1,247      19.13       23,856     0.93%      0.35%      18.24%
   Corporate America
      (reduced surrender charge)           19,895      13.22      262,932     0.93%      0.65%      17.89%
   Platinum Investor I & II               221,804      18.67    4,140,787     1.39%      0.75%      17.77%
   Platinum Investor III                  513,640      18.58    9,542,265     1.30%      0.70%      17.83%
   Platinum Investor IV                    48,294      12.22      589,984     1.00%      0.70%      17.83%
   Platinum Investor FlexDirector             931      13.30       12,382     0.12%      0.70%      17.83%
   Platinum Investor PLUS                  58,246      15.74      916,725     1.29%      0.70%      17.83%
   Platinum Investor Survivor              20,805      19.08      396,872     1.36%      0.40%      18.18%
   Platinum Investor Survivor II           63,728      16.44    1,048,012     1.30%      0.75%      17.77%
   Platinum Investor VIP                   12,329      11.47      141,453     0.00%      0.70%      14.73%
   Platinum Investor VIP
      (with GMWB rider)                       162      11.42        1,849     0.00%      1.45%      14.16%
Credit Suisse Small Cap
   Core I Portfolio *
   Platinum Investor I & II                39,132       8.22      321,493     0.00%      0.75%       3.99%
   Platinum Investor III                  128,637       8.06    1,036,204     0.00%      0.70%       4.04%
   Platinum Investor IV                    13,167      10.29      135,520     0.00%      0.70%       4.04%
   Platinum Investor FlexDirector           6,301      10.19       64,198     0.00%      0.70%       4.04%
   Platinum Investor PLUS                  11,493      12.86      147,782     0.00%      0.70%       4.04%
   Platinum Investor Survivor               3,159       8.39       26,520     0.00%      0.40%       4.35%
   Platinum Investor Survivor II            1,758      12.17       21,405     0.00%      0.75%       3.99%
   Platinum Investor VIP                    8,178       9.45       77,282     0.00%      0.70%      -5.50%
Dreyfus IP MidCap Stock
   Portfolio - Initial Shares
   Platinum Investor I & II                81,102      14.09    1,142,564     0.38%      0.75%       6.95%
   Platinum Investor III                  234,893      13.87    3,258,099     0.37%      0.70%       7.00%
   Platinum Investor IV                    12,576      11.64      146,421     0.39%      0.70%       7.00%
   Platinum Investor FlexDirector               0      12.60            4     0.61%      0.70%       7.00%
   Platinum Investor PLUS                  22,807      14.57      332,244     0.37%      0.70%       7.00%
   Platinum Investor Survivor              12,083      14.40      173,935     0.40%      0.40%       7.32%
   Platinum Investor Survivor II           10,961      15.94      174,740     0.37%      0.75%       6.95%
Dreyfus VIF Developing Leaders
   Portfolio - Initial Shares
   Corporate America                        5,204      12.56       65,345     0.38%      0.35%       3.41%
   Corporate America
      (reduced surrender charge)            1,534      11.74       18,015     0.38%      0.65%       3.10%
   Platinum Investor I & II               318,961      15.05    4,800,994     0.41%      0.75%       3.00%
   Platinum Investor III                  450,710      11.61    5,231,878     0.40%      0.70%       3.05%
   Platinum Investor IV                    10,454      11.05      115,502     0.32%      0.70%       3.05%
   Platinum Investor FlexDirector             950      11.00       10,459     0.51%      0.70%       3.05%
   Platinum Investor PLUS                  35,521      12.53      445,116     0.38%      0.70%       3.05%
   Platinum Investor Survivor              45,846      12.53      574,469     0.44%      0.40%       3.36%
   Platinum Investor Survivor II           35,559      13.60      483,727     0.37%      0.75%       3.00%
Dreyfus VIF Quality Bond
   Portfolio - Initial Shares
   Corporate America                        2,421      14.17       34,295     4.77%      0.35%       3.87%
   Corporate America
      (reduced surrender charge)           11,977      10.78      129,065     4.77%      0.65%       3.56%
   Platinum Investor I & II               281,631      14.03    3,950,746     4.49%      0.75%       3.46%
   Platinum Investor III                  285,395      13.30    3,795,577     4.64%      0.70%       3.51%
   Platinum Investor IV                    14,464      10.45      151,092     4.89%      0.70%       3.51%
   Platinum Investor FlexDirector             173      10.74        1,861     6.82%      0.70%       3.69%
   Platinum Investor PLUS                  23,919      11.79      282,019     4.53%      0.70%       3.51%
   Platinum Investor Survivor              16,209      14.14      229,150     4.47%      0.40%       3.82%

                                    VL-R-73

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------
Dreyfus VIF Quality Bond Portfolio -
   Initial Shares - Continued
   Platinum Investor Survivor II              9,205    $11.83    $   108,856     4.56%      0.75%       3.46%
Fidelity VIP Asset Manager
   Portfolio - Service Class 2
   AG Legacy Plus                            15,921     11.71        186,460     2.58%      0.75%       6.34%
   Platinum Investor I & II                 156,694     11.15      1,746,813     2.56%      0.75%       6.34%
   Platinum Investor III                    258,611     11.14      2,879,764     2.41%      0.70%       6.39%
   Platinum Investor IV                       8,240     10.96         90,298     1.57%      0.70%       6.39%
   Platinum Investor FlexDirector             1,288     11.14         14,349     1.75%      0.70%       6.39%
   Platinum Investor PLUS                    26,410     12.73        336,198     2.45%      0.70%       6.39%
   Platinum Investor Survivor                11,229     11.39        127,904     2.30%      0.40%       6.71%
   Platinum Investor Survivor II             20,438     12.42        253,780     1.90%      0.75%       6.34%
   Platinum Investor VIP                      2,269     10.43         23,677     0.00%      0.70%       4.33%
Fidelity VIP Contrafund Portfolio -
   Service Class 2
   AG Legacy Plus                            42,199     15.88        670,065     0.92%      0.75%      10.60%
   Corporate America                          1,580     14.27         22,543     1.11%      0.35%      11.04%
   Corporate America
      (reduced surrender charge)             18,598     14.13        262,724     1.11%      0.65%      10.71%
   Platinum Investor I & II                 517,717     13.92      7,207,050     1.00%      0.75%      10.60%
   Platinum Investor III                  1,262,624     13.75     17,364,615     1.00%      0.70%      10.66%
   Platinum Investor IV                      92,989     12.68      1,179,075     1.11%      0.70%      10.66%
   Platinum Investor FlexDirector             8,086     14.04        113,515     1.06%      0.70%      10.66%
   Platinum Investor PLUS                   107,304     16.46      1,765,960     0.98%      0.70%      10.66%
   Platinum Investor Survivor               116,730     14.22      1,660,381     1.02%      0.40%      10.99%
   Platinum Investor Survivor II             78,211     17.33      1,355,621     1.02%      0.75%      10.60%
   Platinum Investor VIP                     36,885     10.71        395,099     0.98%      0.70%       7.12%
   Platinum Investor VIP
      (with GMWB rider)                         443     10.66          4,721     0.98%      1.45%       6.58%
Fidelity VIP Equity-Income
   Portfolio - Service Class 2
   AG Legacy Plus                            51,368     13.75        706,254     2.94%      0.75%      19.04%
   Corporate America                          4,106     14.25         58,490     2.91%      0.35%      19.51%
   Corporate America
      (reduced surrender charge)             25,321     13.51        342,065     2.91%      0.65%      19.15%
   Platinum Investor I & II                 283,801     13.90      3,944,532     2.90%      0.75%      19.04%
   Platinum Investor III                    836,470     13.93     11,653,724     2.92%      0.70%      19.09%
   Platinum Investor IV                      45,684     12.47        569,724     2.93%      0.70%      19.09%
   Platinum Investor FlexDirector             1,384     13.26         18,364     2.91%      0.70%      19.09%
   Platinum Investor PLUS                    78,094     15.00      1,171,538     2.93%      0.70%      19.09%
   Platinum Investor Survivor                85,837     14.20      1,219,038     2.92%      0.40%      19.45%
   Platinum Investor Survivor II             80,050     15.20      1,217,117     2.88%      0.75%      19.04%
   Platinum Investor VIP                     15,927     11.48        182,759     1.32%      0.70%      14.75%
   Platinum Investor VIP
      (with GMWB rider)                         157     11.42          1,794     1.32%      1.45%      14.18%
Fidelity VIP Freedom 2020
   Portfolio - Service Class 2
   Platinum Investor III                        665     10.56          7,019     2.70%      0.70%       5.55%
   Platinum Investor IV                         108     10.56          1,140     2.52%      0.70%       5.55%
   Platinum Investor FlexDirector                 5     10.56             50     1.92%      0.70%       5.55%
   Platinum Investor VIP                        211     10.80          2,283     2.65%      0.70%       8.02%
Fidelity VIP Freedom 2025
   Portfolio - Service Class 2
   Platinum Investor III                      2,144     10.56         22,639     2.88%      0.70%       5.60%
   Platinum Investor IV                          50     10.56            530     2.53%      0.70%       5.60%
   Platinum Investor VIP                      2,929     10.83         31,722     2.87%      0.70%       8.31%
Fidelity VIP Freedom 2030
   Portfolio - Service Class 2
   Platinum Investor III                        881     10.56          9,304     2.61%      0.70%       5.64%
   Platinum Investor IV                          61     10.56            648     2.75%      0.70%       5.64%
   Platinum Investor PLUS                       929     10.56          9,811     2.63%      0.70%       5.64%

                                    VL-R-74

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Freedom 2030 Portfolio -
   Service Class 2 - Continued
   Platinum Investor VIP                      4,114    $10.88    $    44,753     2.61%      0.70%       8.78%
Fidelity VIP Growth Portfolio - Service
   Class 2
   AG Legacy Plus                            23,993      8.99        215,778     0.17%      0.75%       5.78%
   Corporate America (reduced
      surrender charge)                      16,761     11.88        199,165     0.12%      0.65%       5.88%
   Platinum Investor I & II                 208,946      7.52      1,572,153     0.17%      0.75%       5.78%
   Platinum Investor III                  1,189,561      7.46      8,878,331     0.16%      0.70%       5.83%
   Platinum Investor IV                      33,267     11.24        373,966     0.12%      0.70%       5.83%
   Platinum Investor FlexDirector            11,345     10.81        122,619     0.07%      0.70%       5.83%
   Platinum Investor PLUS                   111,405     12.01      1,338,133     0.16%      0.70%       5.83%
   Platinum Investor Survivor                70,637      7.69        543,075     0.16%      0.40%       6.15%
   Platinum Investor Survivor II             48,295     10.67        515,279     0.15%      0.75%       5.78%
   Platinum Investor VIP                      5,053     10.34         52,266     0.00%      0.70%       3.44%
   Platinum Investor VIP
      (with GMWB rider)                           4     10.29             42     0.00%      1.45%       2.92%
Fidelity VIP Mid Cap Portfolio -
   Service Class 2
   Corporate America
      (reduced surrender charge)             22,227     15.07        334,918     0.11%      0.65%      11.68%
   Platinum Investor I & II                  13,301     22.63        301,019     0.09%      0.75%      11.57%
   Platinum Investor III                    180,244     22.67      4,086,599     0.20%      0.70%      11.62%
   Platinum Investor IV                      53,740     12.88        691,998     0.10%      0.70%      11.62%
   Platinum Investor FlexDirector               768     15.16         11,634     0.14%      0.70%      11.62%
   Platinum Investor PLUS                    14,277     22.67        323,706     0.15%      0.70%      11.62%
   Platinum Investor Survivor                 8,347     22.92        191,340     0.22%      0.40%      11.96%
   Platinum Investor Survivor II              9,479     22.63        214,514     0.14%      0.75%      11.57%
   Platinum Investor VIP                     21,594     10.53        227,412     0.00%      0.70%       5.31%
   Platinum Investor VIP
      (with GMWB rider)                         177     10.48          1,853     0.00%      1.45%       4.79%
Franklin Templeton Franklin Small Cap
   Value Securities Fund - Class 2
   Corporate America
      (reduced surrender charge)             11,486     14.18        162,829     0.69%      0.65%      16.23%
   Platinum Investor I & II                  16,237     20.43        331,726     0.67%      0.75%      16.11%
   Platinum Investor III                    282,124     20.47      5,774,559     0.53%      0.70%      16.17%
   Platinum Investor IV                      45,117     12.42        560,143     0.74%      0.70%      16.17%
   Platinum Investor FlexDirector             1,289     14.63         18,857     0.22%      0.70%      16.17%
   Platinum Investor PLUS                    23,719     20.47        485,483     0.67%      0.70%      16.17%
   Platinum Investor Survivor                34,379     20.69        711,439     0.45%      0.40%      16.52%
   Platinum Investor Survivor II             12,461     20.43        254,585     0.54%      0.75%      16.11%
   Platinum Investor VIP                     16,626     10.73        178,463     0.01%      0.70%       7.34%
Franklin Templeton Franklin Small-Mid
   Cap Growth Securities Fund - Class 2
   AG Legacy Plus                            13,801      7.87        108,582     0.00%      0.75%       7.88%
Franklin Templeton Franklin U.S.
   Government Fund - Class 2
   Platinum Investor I & II                  24,202     11.95        289,196     3.18%      0.75%       3.24%
   Platinum Investor III                    673,395     11.98      8,066,647     3.52%      0.70%       3.29%
   Platinum Investor IV                      32,239     10.44        336,569     6.10%      0.70%       3.29%
   Platinum Investor FlexDirector               823     10.67          8,781     4.60%      0.70%       3.38%
   Platinum Investor PLUS                    40,170     11.59        465,468     4.20%      0.70%       3.29%
   Platinum Investor Survivor                   893     12.16         10,857     0.77%      0.40%       3.60%
   Platinum Investor Survivor II             15,730     11.95        187,966     5.44%      0.75%       3.24%
   Platinum Investor VIP                      3,077     10.32         31,741     0.00%      0.70%       3.16%
Franklin Templeton Mutual Shares
   Securities Fund - Class 2
   Platinum Investor I & II                 159,272     15.68      2,497,778     1.24%      0.75%      17.50%
   Platinum Investor III                    769,387     15.72     12,095,950     1.34%      0.70%      17.56%
   Platinum Investor IV                      35,491     12.86        456,520     1.32%      0.70%      17.56%
   Platinum Investor FlexDirector             6,294     13.85         87,153     1.59%      0.70%      17.56%

                                    VL-R-75

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------
Franklin Templeton Mutual Shares
   Securities Fund - Class 2 - Continued
   Platinum Investor PLUS                    34,198    $15.46    $   528,663     1.29%      0.70%      17.56%
   Platinum Investor Survivor                36,447     15.96        581,636     0.79%      0.40%      17.91%
   Platinum Investor Survivor II             10,882     15.68        170,655     1.17%      0.75%      17.50%
   Platinum Investor VIP                      9,028     11.34        102,414     0.00%      0.70%      13.44%
   Platinum Investor VIP
      (with GMWB rider)                       1,026     11.29         11,581     0.00%      1.45%      12.87%
Franklin Templeton Templeton Foreign
   Securities Fund - Class 2
   AG Legacy Plus                            12,189     13.08        159,389     1.20%      0.75%      20.54%
   Platinum Investor I & II                  90,007     16.36      1,472,909     1.25%      0.75%      20.54%
   Platinum Investor III                    597,923     16.41      9,809,047     1.24%      0.70%      20.60%
   Platinum Investor IV                      29,770     13.10        389,863     1.37%      0.70%      20.60%
   Platinum Investor FlexDirector             3,405     14.65         49,879     1.58%      0.70%      20.60%
   Platinum Investor PLUS                    27,887     15.86        442,340     1.23%      0.70%      20.60%
   Platinum Investor Survivor                14,765     16.65        245,867     1.89%      0.40%      20.96%
   Platinum Investor Survivor II             58,266     16.36        953,477     1.16%      0.75%      20.54%
   Platinum Investor VIP                      8,709     11.58        100,882     0.07%      0.70%      15.83%
   Platinum Investor VIP
      (with GMWB rider)                           7     11.53             80     0.07%      1.45%      15.26%
Goldman Sachs VIT Capital Growth Fund -
   Institutional Shares
   Platinum Investor I & II                   4,775     10.19         48,659     0.07%      0.75%       7.75%
   Platinum Investor III                     11,374     10.22        116,245     0.12%      0.70%       7.80%
   Platinum Investor PLUS                       110     12.49          1,375     0.13%      0.70%       7.80%
   Platinum Investor Survivor               629,846     10.41      6,555,947     0.12%      0.40%       8.13%
   Platinum Investor Survivor II             41,634     10.83        450,751     0.05%      0.75%       7.75%
Janus Aspen International Growth
   Portfolio - Service Shares
   Corporate America
      (reduced surrender charge)              3,726     22.30         83,075     2.40%      0.65%      37.16%
   Platinum Investor I & II                 129,467     15.04      1,947,003     1.93%      0.75%      45.54%
   Platinum Investor III                    431,775     14.95      6,455,480     1.87%      0.70%      45.61%
   Platinum Investor IV                      28,414     18.79        534,018     1.97%      0.70%      45.61%
   Platinum Investor FlexDirector            10,143     20.74        210,403     1.56%      0.70%      45.61%
   Platinum Investor PLUS                    50,064     23.96      1,199,523     2.05%      0.70%      45.61%
   Platinum Investor Survivor                57,117     15.37        877,687     1.93%      0.40%      46.05%
   Platinum Investor Survivor II             21,071     23.64        498,180     1.32%      0.75%      45.54%
   Platinum Investor VIP                     13,491     13.01        175,488     1.00%      0.70%      30.08%
   Platinum Investor VIP
      (with GMWB rider)                         153     12.94          1,978     1.00%      1.45%      29.43%
Janus Aspen Mid Cap Growth Portfolio -
   Service Shares
   Corporate America                             --      6.81             --     0.00%      0.35%      12.91%
   Corporate America
      (reduced surrender charge)              2,178     14.46         31,494     0.00%      0.65%       9.49%
   Platinum Investor I & II                  57,097      6.64        379,113     0.00%      0.75%      12.46%
   Platinum Investor III                    402,798      6.48      2,611,910     0.00%      0.70%      12.52%
   Platinum Investor IV                       4,510     12.58         56,753     0.00%      0.70%      12.52%
   Platinum Investor PLUS                    13,069     16.94        221,438     0.00%      0.70%      12.52%
   Platinum Investor Survivor                 8,380      6.78         56,855     0.00%      0.40%      12.85%
   Platinum Investor Survivor II                372     15.11          5,620     0.00%      0.75%      12.46%
   Platinum Investor VIP                      2,105     10.64         22,402     0.00%      0.70%       6.42%
Janus Aspen Worldwide Growth Portfolio
   - Service Shares
   Corporate America                          2,356      8.17         19,239     1.57%      0.35%      17.53%
   Corporate America
      (reduced surrender charge)              5,652     13.55         76,560     1.57%      0.65%      17.17%
   Platinum Investor I & II                  89,477      7.97        712,859     1.47%      0.75%      17.06%
   Platinum Investor III                    360,131      7.91      2,847,552     1.58%      0.70%      17.12%
   Platinum Investor IV                       7,576     12.34         93,519     1.86%      0.70%      17.12%
   Platinum Investor PLUS                    16,370     12.63        206,702     1.61%      0.70%      17.12%

                                    VL-R-76

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio
   - Service Shares - Continued
   Platinum Investor Survivor                20,259    $ 8.14    $   164,922     1.65%      0.40%      17.47%
   Platinum Investor Survivor II             25,600     12.08        309,271     1.59%      0.75%      17.06%
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                   5,703     18.68        106,542     0.57%      0.75%      15.97%
   Platinum Investor III                    150,607     18.71      2,818,547     0.59%      0.70%      16.03%
   Platinum Investor IV                      16,314     12.40        202,340     0.93%      0.70%      16.03%
   Platinum Investor PLUS                     6,734     18.71        126,028     0.70%      0.70%      16.03%
   Platinum Investor Survivor                 9,943     18.92        188,141     0.58%      0.40%      16.37%
   Platinum Investor Survivor II              3,071     18.68         57,363     0.94%      0.75%      15.97%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                  48,036     13.37        642,235     0.00%      0.75%      14.15%
   Platinum Investor III                    118,040     13.17      1,554,596     0.00%      0.70%      14.21%
   Platinum Investor IV                      11,316     11.97        135,411     0.00%      0.70%      14.21%
   Platinum Investor FlexDirector               241     14.21          3,426     0.00%      0.70%      14.21%
   Platinum Investor PLUS                    10,278     16.40        168,543     0.00%      0.70%      14.21%
   Platinum Investor Survivor                 1,887     13.66         25,780     0.00%      0.40%      14.55%
   Platinum Investor Survivor II              4,947     17.18         84,995     0.00%      0.75%      14.15%
   Platinum Investor VIP                     11,120     10.39        115,585     0.00%      0.70%       3.95%
MFS VIT Capital Opportunities Series -
   Initial Class
   Corporate America                             --      7.80             --     0.00%      0.35%      13.40%
   Corporate America
      (reduced surrender charge)              1,910     12.62         24,108     0.00%      0.65%      10.44%
   Platinum Investor I & II                  80,028      7.61        608,843     0.47%      0.75%      12.95%
   Platinum Investor III                    391,046      7.69      3,005,410     0.43%      0.70%      13.01%
   Platinum Investor IV                       5,915     11.70         69,193     0.45%      0.70%      13.01%
   Platinum Investor FlexDirector               332     12.07          4,004     0.44%      0.70%      13.01%
   Platinum Investor PLUS                    44,725     12.95        578,981     0.43%      0.70%      13.01%
   Platinum Investor Survivor                23,342      7.77        181,455     0.51%      0.40%      13.35%
   Platinum Investor Survivor II              4,151     11.78         48,904     0.41%      0.75%      12.95%
MFS VIT Emerging Growth Series -
   Initial Class
   AG Legacy Plus                             8,181     12.45        101,831     0.00%      0.75%       7.09%
   Corporate America
      (reduced surrender charge)              3,795     13.23         50,218     0.00%      0.65%       7.20%
   Platinum Investor I & II                 557,011     12.12      6,750,035     0.00%      0.75%       7.09%
   Platinum Investor III                    608,177      6.42      3,906,235     0.00%      0.70%       7.14%
   Platinum Investor IV                       7,093     11.93         84,654     0.00%      0.70%       7.14%
   Platinum Investor FlexDirector               459     12.23          5,608     0.00%      0.70%       7.14%
   Platinum Investor PLUS                    41,485     13.52        561,079     0.00%      0.70%       7.14%
   Platinum Investor Survivor               101,337      5.78        585,434     0.00%      0.40%       7.46%
   Platinum Investor Survivor II              3,643     11.62         42,340     0.00%      0.75%       7.09%
MFS VIT New Discovery Series -
   Initial Class
   AG Legacy Plus                            18,891      9.19        173,554     0.00%      0.75%      12.37%
   Corporate America                          2,179     10.09         21,981     0.00%      0.35%      12.82%
   Corporate America
      (reduced surrender charge)              1,942     13.48         26,187     0.00%      0.65%       3.76%
   Platinum Investor I & II                  50,346      9.84        495,454     0.00%      0.75%      12.37%
   Platinum Investor III                    290,883      9.65      2,806,891     0.00%      0.70%      12.43%
   Platinum Investor IV                       6,812     12.10         82,438     0.00%      0.70%      12.43%
   Platinum Investor FlexDirector               399     11.70          4,665     0.00%      0.70%      12.43%
   Platinum Investor PLUS                    21,631     13.11        283,573     0.00%      0.70%      12.43%
   Platinum Investor Survivor                11,457     10.06        115,209     0.00%      0.40%      12.76%
   Platinum Investor Survivor II              9,508     12.62        119,995     0.00%      0.75%      12.37%
   Platinum Investor VIP                      1,803     10.53         18,992     0.00%      0.70%       5.34%

                                    VL-R-77

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)   Return (c)
----------------------------------------------------------------------------------------------------------------
MFS VIT New Discovery Series -
   Initial Class - Continued
   Platinum Investor VIP
      (with GMWB rider)                         288    $10.48    $     3,023      0.00%     1.45%       4.82%
MFS VIT Research Series - Initial Class
   Platinum Investor I & II                  41,679      8.79        366,566      0.49%     0.75%       9.65%
   Platinum Investor III                    181,505      8.77      1,591,741      0.47%     0.70%       9.71%
   Platinum Investor IV                       3,471     11.71         40,642      0.48%     0.70%       9.71%
   Platinum Investor FlexDirector               196     12.64          2,480      0.50%     0.70%       9.71%
   Platinum Investor PLUS                    10,838     13.86        150,226      0.49%     0.70%       9.71%
   Platinum Investor Survivor                 9,854      8.99         88,558      0.53%     0.40%      10.04%
   Platinum Investor Survivor II             10,176     12.90        131,265      0.39%     0.75%       9.65%
   Platinum Investor VIP                        903     10.77          9,723      0.00%     0.70%       7.72%
   Platinum Investor VIP
      (with GMWB rider)                          4      10.72             43      0.00%     1.45%       7.19%
MFS VIT Total Return Series -
   Initial Class
   AG Legacy Plus                           109,796      7.06        775,099      2.42%     0.75%      11.06%
Neuberger Berman AMT Mid-Cap Growth
   Portfolio - Class I
   Corporate America
      (reduced surrender charge)              3,647     14.62         53,308      0.00%     0.65%      13.95%
   Platinum Investor I & II                  70,356      8.22        578,080      0.00%     0.75%      13.84%
   Platinum Investor III                    333,481      8.09      2,696,892      0.00%     0.70%      13.90%
   Platinum Investor IV                      13,927     12.87        179,221      0.00%     0.70%      13.90%
   Platinum Investor FlexDirector               714     14.23         10,164      0.00%     0.70%      13.90%
   Platinum Investor PLUS                    41,810     15.08        630,433      0.00%     0.70%      13.90%
   Platinum Investor Survivor                30,403      8.40        255,255      0.00%     0.40%      14.24%
   Platinum Investor Survivor II             10,380     13.82        143,498      0.00%     0.75%      13.84%
   Platinum Investor VIP                      4,202     10.65         44,755      0.00%     0.70%       6.51%
Neuberger Berman AMT Partners Portfolio
   - Class I
   AG Legacy Plus                             7,514     14.80        111,195      0.70%     0.75%      11.40%
Oppenheimer Balanced Fund/VA -
   Non-Service Shares
   Platinum Investor I & II                   7,426     14.76        109,608      2.53%     0.75%      10.32%
   Platinum Investor III                     48,802     14.79        721,678      1.94%     0.70%      10.37%
   Platinum Investor IV                      27,624     11.30        312,121      1.57%     0.70%      10.37%
   Platinum Investor FlexDirector             2,036     12.06         24,542      0.05%     0.70%      10.37%
   Platinum Investor PLUS                     4,373     14.79         64,665      2.05%     0.70%      10.37%
   Platinum Investor Survivor                   286     14.95          4,271      2.46%     0.40%      10.70%
   Platinum Investor Survivor II              4,031     14.76         59,494      2.01%     0.75%      10.32%
   Platinum Investor VIP                      6,392     10.87         69,487      0.00%     0.70%       8.71%
Oppenheimer Global Securities Fund/VA -
   Non-Service Shares
   Corporate America
      (reduced surrender charge)              6,634     15.54        103,066      0.06%     0.65%      11.20%
   Platinum Investor I & II                  17,823     22.29        397,267      0.77%     0.75%      16.81%
   Platinum Investor III                    109,609     22.33      2,447,539      0.93%     0.70%      16.87%
   Platinum Investor IV                      29,344     13.56        397,860      0.77%     0.70%      16.87%
   Platinum Investor FlexDirector               570     14.82          8,452      0.04%     0.70%      16.87%
   Platinum Investor PLUS                    11,603     22.33        259,082      0.91%     0.70%      16.87%
   Platinum Investor Survivor                 7,429     22.58        167,710      0.76%     0.40%      17.22%
   Platinum Investor Survivor II              4,384     22.29         97,708      0.87%     0.75%      16.81%
   Platinum Investor VIP                     14,610     11.15        162,922      0.00%     0.70%      11.52%
   Platinum Investor VIP
      (with GMWB rider)                         171     11.10          1,893      0.00%     1.45%      10.96%
Oppenheimer High Income Fund/VA -
   Non-Service Shares
   AG Legacy Plus                             8,002     13.80        110,446      7.35%     0.75%       8.61%
PIMCO VIT CommodityRealReturn Strategy
   Portfolio - Administrative Class
   Platinum Investor I & II                  21,567      9.56        206,126      5.92%     0.75%      -4.43%
   Platinum Investor III                      2,720      9.56         26,007      5.87%     0.70%      -4.39%

                                    VL-R-78

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)   Return (c)
----------------------------------------------------------------------------------------------------------------
PIMCO VIT CommodityRealReturn Strategy
   Portfolio - Administrative Class -
   Continued
   Platinum Investor IV                         183    $ 9.56    $     1,753      5.14%     0.70%      -4.39%
   Platinum Investor PLUS                        38      9.56            361      4.69%     0.70%      -4.39%
   Platinum Investor Survivor II                179      9.56          1,712      5.24%     0.75%      -4.43%
   Platinum Investor VIP                      1,885     10.16         19,142      5.06%     0.70%       1.55%
   Platinum Investor VIP
      (with GMWB rider)                           3     10.10             31      5.06%     1.45%       1.05%
PIMCO VIT Real Return Portfolio -
   Administrative Class
   AG Legacy Plus                            29,743     14.18        421,867      4.71%     0.75%      -0.05%
   Corporate America                          2,113     15.84         33,458      4.57%     0.35%       0.35%
   Corporate America
      (reduced surrender charge)             16,110     10.46        168,582      4.57%     0.65%       0.05%
   Platinum Investor I & II                 113,865     15.45      1,759,230      4.83%     0.75%      -0.05%
   Platinum Investor III                    462,472     15.53      7,182,052      4.16%     0.70%       0.00%
   Platinum Investor IV                      43,576     10.03        437,184      5.05%     0.70%       0.00%
   Platinum Investor FlexDirector               992     10.52         10,435      5.15%     0.70%       0.00%
   Platinum Investor PLUS                    35,349     13.11        463,456      4.18%     0.70%       0.00%
   Platinum Investor Survivor                54,072     15.79        853,623      4.34%     0.40%       0.30%
   Platinum Investor Survivor II             28,648     13.27        380,231      4.41%     0.75%      -0.05%
   Platinum Investor VIP                      3,390     10.00         33,914      2.47%     0.70%       0.04%
PIMCO VIT Short-Term Portfolio -
   Administrative Class
   Corporate America                            666     11.99          7,987      4.04%     0.35%       3.91%
   Corporate America
      (reduced surrender charge)                850     10.59          8,993      4.04%     0.65%       2.53%
   Platinum Investor I & II                  95,302     11.70      1,115,337      4.29%     0.75%       3.50%
   Platinum Investor III                    206,087     11.73      2,417,253      4.19%     0.70%       3.55%
   Platinum Investor IV                      22,405     10.52        235,808      4.69%     0.70%       3.55%
   Platinum Investor FlexDirector             7,184     10.59         76,050      4.47%     0.70%       3.55%
   Platinum Investor PLUS                    29,401     10.92        320,971      4.35%     0.70%       3.55%
   Platinum Investor Survivor                31,994     11.96        382,585      4.32%     0.40%       3.86%
   Platinum Investor Survivor II             32,237     11.01        354,789      4.39%     0.75%       3.50%
   Platinum Investor VIP                      6,296     10.32         64,966      1.78%     0.70%       3.19%
   Platinum Investor VIP
      (with GMWB rider)                           4     10.27             40      1.78%     1.45%       2.68%
PIMCO VIT Total Return Portfolio -
   Administrative Class
   AG Legacy Plus                            33,244     13.02        432,989      4.66%     0.75%       3.07%
   Corporate America
      (reduced surrender charge)             17,778     10.59        188,244      4.80%     0.65%       3.17%
   Platinum Investor I & II                 318,679     13.65      4,349,723      3.92%     0.75%       3.07%
   Platinum Investor III                  1,024,392     13.74     14,071,624      3.25%     0.70%       3.12%
   Platinum Investor IV                      64,491     10.43        672,919      4.86%     0.70%       3.12%
   Platinum Investor FlexDirector            11,001     10.74        118,186      4.42%     0.70%       3.12%
   Platinum Investor PLUS                    71,700     11.97        858,520      4.46%     0.70%       3.12%
   Platinum Investor Survivor                75,028     13.95      1,046,388      3.28%     0.40%       3.43%
   Platinum Investor Survivor II             64,509     12.07        778,824      4.37%     0.75%       3.07%
   Platinum Investor VIP                     13,561     10.29        139,563      1.99%     0.70%       2.91%
   Platinum Investor VIP
      (with GMWB rider)                         400     10.24          4,098      1.99%     1.45%       2.40%
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                 202,285     12.47      2,521,852      1.34%     0.75%      15.76%
   Platinum Investor III                     51,887     12.48        647,531      1.33%     0.70%      15.82%
   Platinum Investor PLUS                       943     12.48         11,766      1.31%     0.70%      15.82%
   Platinum Investor Survivor                 8,828     12.56        110,856      1.04%     0.40%      16.17%
   Platinum Investor Survivor II                578     12.47          7,211      1.37%     0.75%      15.76%
Pioneer Growth Opportunities VCT
   Portfolio - Class I
   Corporate America                          3,320     11.50         38,192      0.00%     0.35%       5.23%
   Platinum Investor I & II                 263,245     11.41      3,003,742      0.00%     0.75%       4.81%

                                    VL-R-79

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)   Return (c)
----------------------------------------------------------------------------------------------------------------
Pioneer Growth Opportunities VCT
   Portfolio - Class I - Continued
   Platinum Investor III                    135,222    $11.42    $ 1,544,521      0.00%     0.70%       4.86%
   Platinum Investor PLUS                     5,921     11.42         67,627      0.00%     0.70%       4.86%
   Platinum Investor Survivor                 9,975     11.49        114,644      0.00%     0.40%       5.18%
   Platinum Investor Survivor II             19,602     11.41        223,666      0.00%     0.75%       4.81%
Pioneer Mid Cap Value VCT Portfolio -
   Class I
   Platinum Investor I & II                       4     10.60             42      0.00%     0.75%       6.00%
   Platinum Investor III                      3,700     10.60         39,237      0.00%     0.70%       6.04%
   Platinum Investor IV                          77     10.60            814      0.00%     0.70%       6.04%
   Platinum Investor PLUS                        25     10.60            265      0.00%     0.70%       6.04%
   Platinum Investor Survivor II              2,372     10.60         25,140      0.00%     0.75%       6.00%
   Platinum Investor VIP                        933     10.83         10,107      0.30%     0.70%       8.29%
Putnam VT Diversified Income Fund -
   Class IB
   AG Legacy Plus                            12,568     14.80        186,024      5.84%     0.75%       5.50%
   Corporate America                        454,666     15.24      6,928,517      5.28%     0.35%       5.92%
   Corporate America
      (reduced surrender charge)             38,797     11.22        435,342      5.28%     0.65%       5.61%
   Platinum Investor I & II                 135,182     14.30      1,932,575      3.34%     0.75%       5.50%
   Platinum Investor III                     93,931     15.33      1,440,078      3.61%     0.70%       5.55%
   Platinum Investor IV                       9,567     10.67        102,088      5.38%     0.70%       5.55%
   Platinum Investor FlexDirector               122     11.48          1,396      5.67%     0.70%       5.55%
   Platinum Investor PLUS                     9,089     14.21        129,141      5.26%     0.70%       5.55%
   Platinum Investor Survivor                18,717     15.21        284,612      0.28%     0.40%       5.87%
   Platinum Investor Survivor II              2,371     14.58         34,570      6.07%     0.75%       5.50%
   Platinum Investor VIP                      4,069     10.48         42,657      0.00%     0.70%       4.83%
Putnam VT Growth and Income Fund -
   Class IB
   Corporate America                        555,630     13.63      7,571,940      1.40%     0.35%      15.51%
   Corporate America
      (reduced surrender charge)             44,042     12.96        570,814      1.40%     0.65%      15.16%
   Platinum Investor I & II                 338,156     14.01      4,736,505      1.56%     0.75%      15.05%
   Platinum Investor III                    550,344     12.66      6,969,006      1.51%     0.70%      15.10%
   Platinum Investor IV                      31,945     11.96        382,007      1.28%     0.70%      15.10%
   Platinum Investor FlexDirector            10,914     12.69        138,516      1.35%     0.70%      15.10%
   Platinum Investor PLUS                    36,439     14.17        516,420      1.42%     0.70%      15.10%
   Platinum Investor Survivor                30,051     13.60        408,642      1.75%     0.40%      15.45%
   Platinum Investor Survivor II              7,192     13.89         99,900      1.52%     0.75%      15.05%
Putnam VT International Growth and
   Income Fund - Class IB
   Corporate America
      (reduced surrender charge)              3,545     16.49         58,445      0.68%     0.65%      26.40%
   Platinum Investor I & II                 199,621     18.41      3,675,650      1.06%     0.75%      26.28%
   Platinum Investor III                    223,141     16.32      3,640,803      1.00%     0.70%      26.34%
   Platinum Investor IV                      22,123     14.30        316,258      0.83%     0.70%      26.34%
   Platinum Investor FlexDirector               642     16.19         10,399      0.49%     0.70%      26.34%
   Platinum Investor PLUS                    14,565     19.17        279,276      1.10%     0.70%      26.34%
   Platinum Investor Survivor                33,285     15.95        530,826      1.18%     0.40%      26.72%
   Platinum Investor Survivor II             11,104     20.82        231,128      0.98%     0.75%      26.28%
   Platinum Investor VIP                      8,247     11.97         98,683      0.00%     0.70%      19.66%
Putnam VT Small Cap Value Fund -
   Class IB
   AG Legacy Plus                            16,985     24.50        416,127      0.31%     0.75%      16.42%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                            27,252      6.48        176,650      0.00%     0.75%       4.67%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                            66,699      6.32        421,428      0.11%     0.75%       4.65%

                                    VL-R-80

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)   Return (c)
----------------------------------------------------------------------------------------------------------------
SunAmerica Aggressive Growth Portfolio -
   Class 1
   Platinum Investor I & II                  17,757    $14.05    $   249,429      0.10%     0.75%      12.45%
   Platinum Investor III                     45,746     14.08        644,074      0.11%     0.70%      12.50%
   Platinum Investor IV                       5,114     11.95         61,097      0.11%     0.70%      12.50%
   Platinum Investor PLUS                     9,223     14.95        137,898      0.11%     0.70%      12.50%
   Platinum Investor Survivor                   750     14.28         10,708      0.10%     0.40%      12.84%
   Platinum Investor Survivor II              1,364     14.05         19,155      0.13%     0.75%      12.45%
   Platinum Investor VIP                        748     10.68          7,986      0.15%     0.70%       6.75%
SunAmerica - SunAmerica Balanced
   Portfolio - Class 1
   Platinum Investor I & II                     730     11.93          8,702      2.77%     0.75%      10.04%
   Platinum Investor III                     70,947     11.96        848,269      2.85%     0.70%      10.10%
   Platinum Investor IV                       6,901     11.14         76,869      3.41%     0.70%      10.10%
   Platinum Investor PLUS                    19,626     12.33        242,055      2.84%     0.70%      10.10%
   Platinum Investor Survivor II              2,630     11.93         31,377      2.85%     0.75%      10.04%
   Platinum Investor VIP                      1,770     10.84         19,178      2.71%     0.70%       8.38%
UIF Equity Growth Portfolio -
   Class I Shares
   Platinum Investor I & II                 248,559     12.18      3,028,213      0.00%     0.75%       3.33%
   Platinum Investor III                     88,608      8.19        725,418      0.00%     0.70%       3.38%
   Platinum Investor IV                       3,125     12.27         38,349      0.00%     0.70%       3.38%
   Platinum Investor PLUS                     5,404     13.04         70,451      0.00%     0.70%       3.38%
   Platinum Investor Survivor                23,805      7.85        186,981      0.00%     0.40%       3.69%
   Platinum Investor Survivor II                415     11.50          4,778      0.00%     0.75%       3.33%
UIF High Yield Portfolio -
   Class I Shares
   Platinum Investor I & II                  76,001     12.04        915,380      8.16%     0.75%       7.81%
   Platinum Investor III                     26,657     12.50        333,263      7.57%     0.70%       7.87%
   Platinum Investor IV                       1,701     10.77         18,330      7.40%     0.70%       7.87%
   Platinum Investor FlexDirector             2,593     11.68         30,297      7.69%     0.70%       7.87%
   Platinum Investor PLUS                     3,405     13.96         47,537      7.99%     0.70%       7.87%
   Platinum Investor Survivor                   256     11.80          3,022      5.20%     0.40%       8.19%
   Platinum Investor Survivor II              8,625     13.61        117,419      6.10%     0.75%       7.81%
VALIC Company I International
   Equities Fund
   AG Legacy Plus                             9,194     11.65        107,097      1.25%     0.75%      22.14%
   Platinum Investor I & II                  63,701     14.94        951,862      1.50%     0.75%      22.14%
   Platinum Investor III                     87,669     12.94      1,134,020      1.58%     0.70%      22.20%
   Platinum Investor IV                       4,262     14.14         60,257      2.11%     0.70%      22.20%
   Platinum Investor FlexDirector               695     15.90         11,054      1.72%     0.70%      22.20%
   Platinum Investor PLUS                    11,740     16.94        198,841      1.59%     0.70%      22.20%
   Platinum Investor Survivor                14,503     11.53        167,217      1.62%     0.40%      22.57%
   Platinum Investor Survivor II              1,507     17.59         26,517      1.71%     0.75%      22.14%
   Platinum Investor VIP                      7,289     11.73         85,475      2.93%     0.70%      17.27%
VALIC Company I Mid Cap Index Fund
   AG Legacy Plus                            19,582     15.64        306,276      0.46%     0.75%       9.15%
   Corporate America                          5,475     17.12         93,748      0.54%     0.35%       9.59%
   Corporate America
      (reduced surrender charge)              4,478     13.72         61,432      0.54%     0.65%       9.26%
   Platinum Investor I & II                 350,008     23.19      8,116,965      0.48%     0.75%       9.15%
   Platinum Investor III                    413,935     15.25      6,312,099      0.48%     0.70%       9.21%
   Platinum Investor IV                      23,308     12.18        283,853      0.65%     0.70%       9.21%
   Platinum Investor FlexDirector               419     13.22          5,539      0.88%     0.70%       9.21%
   Platinum Investor PLUS                    43,892     15.70        689,091      0.51%     0.70%       9.21%
   Platinum Investor Survivor                61,023     17.09      1,042,738      0.49%     0.40%       9.54%
   Platinum Investor Survivor II             35,204     17.11        602,297      0.55%     0.75%       9.15%

                                    VL-R-81

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)   Return (c)
----------------------------------------------------------------------------------------------------------------
VALIC Company I Mid Cap Index Fund -
   Continued
   Platinum Investor VIP                     14,211    $10.36    $   147,222      0.87%     0.70%       3.59%
   Platinum Investor VIP
      (with GMWB rider)                         177     10.31          1,830      0.87%     1.45%       3.08%
VALIC Company I Money Market I Fund
   AG Legacy Plus                            16,295     11.14        181,446      3.96%     0.75%       3.84%
   Corporate America
      (reduced surrender charge)             38,636     10.63        410,658      5.40%     0.65%       3.94%
   Platinum Investor I & II                 681,680     12.27      8,366,230      4.97%     0.75%       3.84%
   Platinum Investor III                  1,178,024     11.06     13,032,151      6.84%     0.70%       3.89%
   Platinum Investor IV                      30,634     10.59        324,280      6.05%     0.70%       3.89%
   Platinum Investor FlexDirector                17     10.61            179    907.96%     0.70%       3.89%
   Platinum Investor PLUS                    34,418     10.63        365,827      3.91%     0.70%       3.89%
   Platinum Investor Survivor               192,818     11.65      2,245,828      5.41%     0.40%       4.20%
   Platinum Investor Survivor II            481,493     10.64      5,124,182      4.48%     0.75%       3.84%
   Platinum Investor VIP                     52,469     10.34        542,527      2.99%     0.70%       3.40%
   Platinum Investor VIP
      (with GMWB rider)                         441     10.29          4,538      2.99%     1.45%       2.88%
VALIC Company I Nasdaq-100 Index Fund
   Platinum Investor I & II                 188,901      5.16        974,283      0.07%     0.75%       5.86%
   Platinum Investor III                    410,245      5.07      2,081,367      0.07%     0.70%       5.92%
   Platinum Investor IV                       3,678     11.26         41,405      0.11%     0.70%       5.92%
   Platinum Investor FlexDirector                95     11.48          1,092      0.09%     0.70%       5.92%
   Platinum Investor PLUS                    17,060     14.55        248,157      0.08%     0.70%       5.92%
   Platinum Investor Survivor                 9,147      5.27         48,208      0.07%     0.40%       6.23%
   Platinum Investor Survivor II             71,610     10.93        782,789      0.09%     0.75%       5.86%
   Platinum Investor VIP                        880     10.42          9,173      0.15%     0.70%       4.20%
VALIC Company I Science &
   Technology Fund
   Platinum Investor I & II                  57,061      4.26        242,800      0.00%     0.75%       5.06%
   Platinum Investor III                    195,015      4.22        823,789      0.00%     0.70%       5.11%
   Platinum Investor IV                       2,904     11.17         32,430      0.00%     0.70%       5.11%
   Platinum Investor FlexDirector               106     10.74          1,140      0.00%     0.70%       5.11%
   Platinum Investor PLUS                     3,788     13.09         49,595      0.00%     0.70%       5.11%
   Platinum Investor Survivor                11,405      4.35         49,586      0.00%     0.40%       5.43%
   Platinum Investor Survivor II              2,616      9.82         25,682      0.00%     0.75%       5.06%
   Platinum Investor VIP                        338     10.27          3,471      0.00%     0.70%       2.70%
VALIC Company I Small Cap Index Fund
   Corporate America                             --     16.45             --      0.65%     0.35%      17.65%
   Corporate America
      (reduced surrender charge)              2,443     13.88         33,899      0.65%     0.65%       1.02%
   Platinum Investor I & II                 126,100     16.05      2,024,385      0.37%     0.75%      17.18%
   Platinum Investor III                    213,978     15.82      3,385,593      0.36%     0.70%      17.24%
   Platinum Investor IV                      20,793     12.46        259,100      0.50%     0.70%      17.24%
   Platinum Investor FlexDirector               952     13.32         12,683      0.66%     0.70%      17.24%
   Platinum Investor PLUS                    28,524     16.73        477,336      0.39%     0.70%      17.24%
   Platinum Investor Survivor                11,854     16.40        194,454      0.38%     0.40%      17.59%
   Platinum Investor Survivor II              8,722     17.98        156,826      0.47%     0.75%      17.18%
   Platinum Investor VIP                     12,113     10.78        130,611      0.69%     0.70%       7.83%
   Platinum Investor VIP
      (with GMWB rider)                         169     10.73          1,815      0.69%     1.45%       7.29%
VALIC Company I Stock Index Fund
   AG Legacy Plus                            76,604      9.92        760,082      0.83%     0.75%      14.55%
   Corporate America                          6,614     10.02         66,268      0.98%     0.35%      15.01%
   Corporate America
      (reduced surrender charge)              8,011     12.89        103,293      0.98%     0.65%      14.66%
   Platinum Investor I & II               1,139,545     13.60     15,492,256      0.83%     0.75%      14.55%
   Platinum Investor III                  1,326,823     10.30     13,664,729      0.75%     0.70%      14.61%

                                    VL-R-82

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2006 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)   Return (c)
----------------------------------------------------------------------------------------------------------------
VALIC Company I Stock Index Fund -
   Continued
   Platinum Investor IV                      44,725    $11.95    $   534,307      1.23%     0.70%      14.61%
   Platinum Investor FlexDirector            10,337     12.55        129,718      0.96%     0.70%      14.61%
   Platinum Investor PLUS                   109,880     14.11      1,550,729      0.88%     0.70%      14.61%
   Platinum Investor Survivor               261,843     10.00      2,617,693      0.72%     0.40%      14.95%
   Platinum Investor Survivor II             47,924     13.12        628,916      1.03%     0.75%      14.55%
   Platinum Investor VIP                      6,880     11.09         76,321      1.53%     0.70%      10.94%
Van Kampen LIT Government Portfolio -
   Class I
   AG Legacy Plus                             9,986     13.60        135,776      4.69%     0.75%       2.57%
Van Kampen LIT Growth and Income
   Portfolio - Class I
   Platinum Investor I & II                 181,624     15.03      2,729,972      1.03%     0.75%      15.37%
   Platinum Investor III                    501,127     15.07      7,549,952      0.98%     0.70%      15.43%
   Platinum Investor IV                      36,800     12.54        461,468      0.87%     0.70%      15.43%
   Platinum Investor FlexDirector             1,089     13.65         14,856      1.41%     0.70%      15.43%
   Platinum Investor PLUS                    23,855     15.35        366,194      1.06%     0.70%      15.43%
   Platinum Investor Survivor                34,840     15.28        532,301      0.90%     0.40%      15.77%
   Platinum Investor Survivor II             24,347     15.03        365,949      1.43%     0.75%      15.37%
   Platinum Investor VIP                      6,879     11.26         77,444      0.00%     0.70%      12.58%
Van Kampen LIT Strategic Growth
   Portfolio - Class I *
   AG Legacy Plus                            11,018      5.20         57,242      0.00%     0.75%       2.09%
Vanguard VIF High Yield Bond Portfolio
   Corporate America
      (reduced surrender charge)              6,015     11.33         68,129      3.16%     0.65%       7.57%
   Platinum Investor I & II                  62,165     13.99        869,391      7.62%     0.75%       7.46%
   Platinum Investor III                    216,582     14.11      3,055,522      7.69%     0.70%       7.52%
   Platinum Investor IV                      24,390     10.90        265,743      5.81%     0.70%       7.52%
   Platinum Investor FlexDirector               121     11.69          1,416      9.62%     0.70%       7.52%
   Platinum Investor PLUS                    28,223     13.57        382,889      7.12%     0.70%       7.52%
   Platinum Investor Survivor                25,443     14.29        363,576      6.34%     0.40%       7.84%
   Platinum Investor Survivor II              8,739     13.87        121,186      5.56%     0.75%       7.46%
   Platinum Investor VIP                      5,014     10.60         53,164      0.00%     0.70%       6.03%
   Platinum Investor VIP
      (with GMWB rider)                           2     10.55             21      0.00%     1.45%       5.50%
Vanguard VIF REIT Index Portfolio
   Corporate America                            668     33.12         22,132      1.09%     0.35%      34.46%
   Corporate America
      (reduced surrender charge)              6,565     17.25        113,228      1.09%     0.65%      34.06%
   Platinum Investor I & II                 103,667     32.32      3,350,190      1.98%     0.75%      33.92%
   Platinum Investor III                    293,212     32.36      9,488,562      1.95%     0.70%      33.99%
   Platinum Investor IV                      52,457     15.48        811,986      1.70%     0.70%      33.99%
   Platinum Investor FlexDirector             5,996     18.01        107,994      2.01%     0.70%      33.99%
   Platinum Investor PLUS                    64,510     24.34      1,570,440      1.80%     0.70%      33.99%
   Platinum Investor Survivor                20,454     33.02        675,402      2.23%     0.40%      34.39%
   Platinum Investor Survivor II             26,865     28.16        756,516      1.96%     0.75%      33.92%
   Platinum Investor VIP                     18,069     12.15        219,598      0.00%     0.70%      21.54%
   Platinum Investor VIP
      (with GMWB rider)                         515     12.09          6,223      0.00%     1.45%      20.93%

                                    VL-R-83

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2005 are as follows:

                                                                           Investment
                                                                             Income     Expense      Total
Divisions                                  Units   Unit Value  Net Assets   Ratio (a)   Ratio (b)  Return (c)
-------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund -
   Series I
   AG Legacy Plus                          32,768    $ 9.41    $  308,334     0.74%       0.75%      17.05%
   Corporate America                        4,331      9.15        39,611     0.62%       0.35%      17.52%
   Corporate America (reduced surrender
      charge)                               1,888     13.67        25,808     0.62%       0.65%      17.17%
   Platinum Investor I & II               303,611     13.02     3,953,631     0.64%       0.75%      17.05%
   Platinum Investor III                  242,577     10.94     2,653,921     0.57%       0.70%      17.11%
   Platinum Investor IV                    10,946     11.63       127,267     1.11%       0.70%      16.27%
   Platinum Investor FlexDirector              82     13.42         1,100     1.25%       0.70%      17.11%
   Platinum Investor PLUS                  15,378     15.14       232,771     0.78%       0.70%      17.11%
   Platinum Investor Survivor              49,996      9.13       456,490     0.57%       0.40%      17.46%
   Platinum Investor Survivor II            2,093     15.85        33,174     0.16%       0.75%      17.05%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                        5,660      6.57        37,172     0.84%       0.35%       5.29%
   Platinum Investor I & II               763,942     10.42     7,961,692     0.81%       0.75%       4.87%
   Platinum Investor III                  483,611      7.75     3,749,782     0.84%       0.70%       4.92%
   Platinum Investor IV                     6,207     10.54        65,390     1.48%       0.70%       5.36%
   Platinum Investor FlexDirector             389     10.70         4,164     0.56%       0.70%       4.92%
   Platinum Investor PLUS                  19,332     11.25       217,528     0.90%       0.70%       4.92%
   Platinum Investor Survivor             108,351      6.56       710,371     0.82%       0.40%       5.23%
   Platinum Investor Survivor II            8,346      9.69        80,911     0.91%       0.75%       4.87%
Alger American Leveraged AllCap
   Portfolio - Class O Shares
   Platinum Investor I & II                 7,478     14.69       109,883     0.00%       0.75%      13.59%
   Platinum Investor III                   48,147     14.71       708,454     0.00%       0.70%      13.65%
   Platinum Investor IV                     5,386     11.58        62,390     0.00%       0.70%      15.84%
   Platinum Investor FlexDirector              87     11.60         1,008     0.00%       0.70%      13.65%
   Platinum Investor PLUS                  11,227     14.71       165,196     0.00%       0.70%      13.65%
   Platinum Investor Survivor                 158     14.83         2,338     0.00%       0.40%      13.99%
   Platinum Investor Survivor II              193     14.69         2,842     0.00%       0.75%      13.59%
Alger American MidCap Growth Portfolio -
   Class O Shares
   Corporate America (reduced surrender
      charge)                               1,173     12.43        14,580     0.00%       0.65%       9.11%
   Platinum Investor I & II                 8,794     16.60       145,966     0.00%       0.75%       9.01%
   Platinum Investor III                   59,995     16.62       997,163     0.00%       0.70%       9.06%
   Platinum Investor IV                     4,283     11.00        47,112     0.00%       0.70%      10.00%
   Platinum Investor FlexDirector           6,595     11.60        76,513     0.00%       0.70%       9.06%
   Platinum Investor PLUS                   8,153     16.62       135,516     0.00%       0.70%       9.06%
   Platinum Investor Survivor                 945     16.75        15,837     0.00%       0.40%       9.39%
   Platinum Investor Survivor II            2,178     16.60        36,145     0.00%       0.75%       9.01%
American Century VP Value Fund - Class I
   AG Legacy Plus                          29,373     17.55       515,430     0.91%       0.75%       4.25%
   Corporate America                        2,515     16.18        40,705     0.53%       0.35%       4.67%
   Corporate America (reduced surrender
      charge)                               7,554     11.21        84,683     0.53%       0.65%       4.35%
   Platinum Investor I & II               263,440     15.85     4,176,032     0.88%       0.75%       4.25%
   Platinum Investor III                  503,096     15.77     7,932,245     0.77%       0.70%       4.30%
   Platinum Investor IV                    24,188     10.37       250,785     0.00%       0.70%       3.68%
   Platinum Investor FlexDirector              47     11.29           530     0.76%       0.70%       4.30%
   Platinum Investor PLUS                  54,262     13.36       724,814     0.81%       0.70%       4.30%
   Platinum Investor Survivor              22,479     16.14       362,826     0.65%       0.40%       4.62%
   Platinum Investor Survivor II           61,884     13.96       864,131     0.88%       0.75%       4.25%
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                38,413      7.90       303,486     0.00%       0.75%      -3.40%
   Platinum Investor III                  122,544      7.74       948,802     0.00%       0.70%      -3.36%

                                     VL-R-84

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the years ended December 31, 2005 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------
Credit Suisse Small Cap Growth Portfolio
   - Continued
   Platinum Investor IV                       2,716    $ 9.89    $    26,872     0.00%       0.70%      -1.07%
   Platinum Investor FlexDirector             5,715      9.79         55,969     0.00%       0.70%      -3.36%
   Platinum Investor PLUS                    10,800     12.36        133,478     0.00%       0.70%      -3.36%
   Platinum Investor Survivor                 3,169      8.04         25,490     0.00%       0.40%      -3.07%
   Platinum Investor Survivor II              1,787     11.71         20,923     0.00%       0.75%      -3.40%
Dreyfus IP MidCap Stock Portfolio -
   Initial Shares
   Platinum Investor I & II                  77,491     13.17      1,020,785     0.04%       0.75%       8.36%
   Platinum Investor III                    226,387     12.96      2,934,707     0.03%       0.70%       8.41%
   Platinum Investor IV                       4,649     10.88         50,588     0.00%       0.70%       8.81%
   Platinum Investor FlexDirector                 1     11.78             12     0.00%       0.70%       8.41%
   Platinum Investor PLUS                    20,845     13.61        283,805     0.03%       0.70%       8.41%
   Platinum Investor Survivor                14,773     13.41        198,157     0.03%       0.40%       8.74%
   Platinum Investor Survivor II              8,917     14.91        132,916     0.03%       0.75%       8.36%
Dreyfus VIF Developing Leaders Portfolio
   - Initial Shares
   Corporate America                          5,611     12.14         68,140     0.00%       0.35%       5.43%
   Corporate America (reduced surrender
      charge)                                   829     11.39          9,438     0.00%       0.65%       5.12%
   Platinum Investor I & II                 352,535     14.61      5,151,944     0.00%       0.75%       5.01%
   Platinum Investor III                    448,236     11.26      5,049,247     0.00%       0.70%       5.06%
   Platinum Investor IV                       4,825     10.72         51,735     0.00%       0.70%       7.22%
   Platinum Investor FlexDirector               503     10.68          5,372     0.00%       0.70%       5.06%
   Platinum Investor PLUS                    32,044     12.16        389,665     0.00%       0.70%       5.06%
   Platinum Investor Survivor                60,276     12.12        730,742     0.00%       0.40%       5.38%
   Platinum Investor Survivor II             31,277     13.21        413,095     0.00%       0.75%       5.01%
Dreyfus VIF Quality Bond Portfolio -
   Initial Shares
   Corporate America                          2,486     13.64         33,915     3.56%       0.35%       2.12%
   Corporate America (reduced surrender
      charge)                                 4,157     10.41         43,253     3.56%       0.65%       1.82%
   Platinum Investor I & II                 295,506     13.56      4,006,889     3.56%       0.75%       1.71%
   Platinum Investor III                    259,417     12.85      3,333,169     3.74%       0.70%       1.77%
   Platinum Investor IV                       7,153     10.09         72,187     2.51%       0.70%       0.92%
   Platinum Investor PLUS                    21,599     11.39        246,034     3.61%       0.70%       1.77%
   Platinum Investor Survivor                18,197     13.62        247,796     3.28%       0.40%       2.07%
   Platinum Investor Survivor II              9,733     11.43        111,254     3.54%       0.75%       1.71%
Fidelity VIP Asset Manager Portfolio -
   Service Class 2
   AG Legacy Plus                            17,804     11.01        196,081     2.63%       0.75%       3.01%
   Platinum Investor I & II                 172,041     10.48      1,803,598     2.65%       0.75%       3.01%
   Platinum Investor III                    248,098     10.47      2,596,756     2.24%       0.70%       3.06%
   Platinum Investor IV                       3,301     10.30         34,007     0.00%       0.70%       3.01%
   Platinum Investor FlexDirector               729     10.47          7,634     0.00%       0.70%       3.06%
   Platinum Investor PLUS                    24,645     11.97        294,879     2.20%       0.70%       3.06%
   Platinum Investor Survivor                10,120     10.67        108,029     2.38%       0.40%       3.37%
   Platinum Investor Survivor II             12,871     11.68        150,292     2.21%       0.75%       3.01%
Fidelity VIP Contrafund Portfolio -
   Service Class 2
   AG Legacy Plus                            41,343     14.36        593,539     0.12%       0.75%      15.78%
   Corporate America                          2,464     12.85         31,663     0.09%       0.35%      16.24%
   Corporate America (reduced surrender
      charge)                                 4,208     12.76         53,697     0.09%       0.65%      15.89%
   Platinum Investor I & II                 433,714     12.59      5,458,933     0.13%       0.75%      15.78%
   Platinum Investor III                  1,174,986     12.43     14,603,155     0.12%       0.70%      15.84%
   Platinum Investor IV                      34,820     11.46        398,996     0.00%       0.70%      14.59%
   Platinum Investor FlexDirector             5,556     12.69         70,488     0.04%       0.70%      15.84%
   Platinum Investor PLUS                   141,910     14.87      2,110,564     0.10%       0.70%      15.84%

                                     VL-R-85

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2005 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund Portfolio -
   Service Class 2 - Continued
   Platinum Investor Survivor                89,331    $12.82    $ 1,144,849      0.12%      0.40%      16.18%
   Platinum Investor Survivor II             58,221     15.67        912,410      0.12%      0.75%      15.78%
Fidelity VIP Equity-Income Portfolio -
   Service Class 2
   AG Legacy Plus                            57,321     11.55        662,077      1.48%      0.75%       4.78%
   Corporate America                          4,719     11.92         56,248      1.58%      0.35%       5.20%
   Corporate America (reduced surrender
      charge)                                13,635     11.34        154,584      1.58%      0.65%       4.89%
   Platinum Investor I & II                 298,694     11.68      3,487,648      1.57%      0.75%       4.78%
   Platinum Investor III                    849,719     11.70      9,940,258      1.25%      0.70%       4.84%
   Platinum Investor IV                      20,666     10.47        216,404      0.00%      0.70%       4.72%
   Platinum Investor FlexDirector             1,283     11.14         14,285      0.78%      0.70%       4.84%
   Platinum Investor PLUS                    72,117     12.60        908,410      1.23%      0.70%       4.84%
   Platinum Investor Survivor                87,502     11.89      1,040,329      1.61%      0.40%       5.15%
   Platinum Investor Survivor II             58,352     12.77        745,340      1.35%      0.75%       4.78%
Fidelity VIP Growth Portfolio - Service
   Class 2
   AG Legacy Plus                            26,555      8.50        225,771      0.27%      0.75%       4.72%
   Corporate America                             --      7.26             --      0.22%      0.35%       5.13%
   Corporate America (reduced surrender
      charge)                                 8,299     11.22         93,130      0.22%      0.65%       4.82%
   Platinum Investor I & II                 229,431      7.11      1,631,987      0.33%      0.75%       4.72%
   Platinum Investor III                  1,144,468      7.05      8,071,149      0.25%      0.70%       4.77%
   Platinum Investor IV                      17,717     10.62        188,184      0.00%      0.70%       6.22%
   Platinum Investor FlexDirector             4,788     10.21         48,901      0.33%      0.70%       4.77%
   Platinum Investor PLUS                   103,309     11.35      1,172,519      0.24%      0.70%       4.77%
   Platinum Investor Survivor                66,757      7.24        483,521      0.28%      0.40%       5.08%
   Platinum Investor Survivor II             41,498     10.09        418,570      0.20%      0.75%       4.72%
Fidelity VIP Mid Cap Portfolio - Service
   Class 2
   Corporate America (reduced surrender
      charge)                                12,662     13.49        170,834      0.00%      0.65%      17.25%
   Platinum Investor I & II                   9,968     20.29        202,196      0.00%      0.75%      17.14%
   Platinum Investor III                    188,760     20.31      3,834,116      0.00%      0.70%      17.19%
   Platinum Investor IV                      15,896     11.54        183,376      0.00%      0.70%      15.36%
   Platinum Investor FlexDirector               523     13.58          7,105      0.00%      0.70%      17.19%
   Platinum Investor PLUS                    10,265     20.31        208,499      0.00%      0.70%      17.19%
   Platinum Investor Survivor                13,668     20.48        279,857      0.00%      0.40%      17.55%
   Platinum Investor Survivor II              6,476     20.29        131,373      0.00%      0.75%      17.14%
Franklin Templeton Franklin Small Cap
   Value Securities Fund - Class 2
   Corporate America (reduced surrender
      charge)                                 3,208     12.20         39,130      0.24%      0.65%       8.06%
   Platinum Investor I & II                  14,598     17.60        256,872      1.00%      0.75%       7.96%
   Platinum Investor III                    180,608     17.62      3,182,234      1.09%      0.70%       8.01%
   Platinum Investor IV                      15,977     10.69        170,753      0.31%      0.70%       6.87%
   Platinum Investor FlexDirector               297     12.59          3,742      0.50%      0.70%       8.01%
   Platinum Investor PLUS                    22,076     17.62        388,964      0.77%      0.70%       8.01%
   Platinum Investor Survivor                15,477     17.76        274,888      1.40%      0.40%       8.33%
   Platinum Investor Survivor II              8,288     17.60        145,839      2.06%      0.75%       7.96%
Franklin Templeton Franklin Small-Mid
   Cap Growth Securities Fund -
      Class 2 *
   AG Legacy Plus                            18,250      7.29        133,093      0.00%      0.75%       4.01%
Franklin Templeton Franklin U.S.
   Government Fund - Class 2
   Platinum Investor I & II                  28,583     11.57        330,815     12.95%      0.75%       1.64%
   Platinum Investor III                  1,055,949     11.60     12,246,014      4.54%      0.70%       1.69%
   Platinum Investor IV                       4,565     10.11         46,137      1.46%      0.70%       1.07%
   Platinum Investor PLUS                    40,074     11.22        449,553      4.28%      0.70%       1.69%
   Plantinum Investor Survivor                9,591     11.74        112,573     10.64%      0.40%       2.00%

                                     VL-R-86

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2005 are as follows:

                                                                                  Investment
                                                                                    Income     Expense      Total
Divisions                                         Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
-------------------------------------------------------------------------------------------------------------------
Franklin Templeton Franklin U.S. Government
   Fund - Class 2 - Continued
   Platinum Investor Survivor II                  16,286    $11.57    $  188,498     8.18%      0.75%       1.64%
Franklin Templeton Mutual Shares Securities
   Fund - Class 2
   Platinum Investor I & II                      100,052     13.35     1,335,396     1.14%      0.75%       9.73%
   Platinum Investor III                         551,644     13.37     7,377,455     0.88%      0.70%       9.79%
   Platinum Investor IV                            9,575     10.94       104,772     0.51%      0.70%       9.42%
   Platinum Investor FlexDirector                  3,626     11.78        42,710     1.46%      0.70%       9.79%
   Platinum Investor PLUS                         30,917     13.15       406,562     0.86%      0.70%       9.79%
   Platinum Investor Survivor                      2,657     13.53        35,958     0.69%      0.40%      10.11%
   Platinum Investor Survivor II                   5,450     13.35        72,744     1.41%      0.75%       9.73%
Franklin Templeton Templeton Foreign
   Securities Fund - Class 2
   AG Legacy Plus                                 17,097     10.85       185,470     1.12%      0.75%       9.35%
   Platinum Investor I & II                       92,614     13.58     1,257,319     1.17%      0.75%       9.35%
   Platinum Investor III                         633,011     13.60     8,610,818     1.10%      0.70%       9.40%
   Platinum Investor IV                           13,779     10.86       149,627     0.31%      0.70%       8.59%
   Platinum Investor FlexDirector                  1,842     12.15        22,381     1.41%      0.70%       9.40%
   Platinum Investor PLUS                         26,178     13.15       344,295     1.12%      0.70%       9.40%
   Platinum Investor Survivor                      5,751     13.77        79,176     0.48%      0.40%       9.73%
   Platinum Investor Survivor II                  53,115     13.58       721,076     0.99%      0.75%       9.35%
Goldman Sachs VIT Capital Growth Fund -
   Institutional Shares
   Platinum Investor I & II                       13,281      9.46       125,593     0.15%      0.75%       2.17%
   Platinum Investor III                          12,698      9.48       120,387     0.14%      0.70%       2.23%
   Platinum Investor PLUS                            112     11.58         1,294     0.15%      0.70%       2.23%
   Platinum Investor Survivor                    667,804      9.63     6,428,556     0.15%      0.40%       2.53%
   Platinum Investor Survivor II                 170,190     10.05     1,710,032     0.14%      0.75%       2.17%
Janus Aspen International Growth Portfolio -
   Service Shares
   Corporate America                                  --     10.55            --     1.45%      0.35%      31.48%
   Platinum Investor I & II                      117,254     10.33     1,211,612     1.05%      0.75%      30.96%
   Platinum Investor III                         259,706     10.27     2,666,639     1.01%      0.70%      31.02%
   Platinum Investor IV                           10,054     12.91       129,774     1.05%      0.70%      29.07%
   Platinum Investor FlexDirector                 14,209     14.25       202,421     1.04%      0.70%      31.02%
   Platinum Investor PLUS                         21,316     16.45       350,743     0.92%      0.70%      31.02%
   Platinum Investor Survivor                     37,349     10.52       392,972     1.12%      0.40%      31.41%
   Platinum Investor Survivor II                   6,116     16.24        99,349     1.05%      0.75%      30.96%
Janus Aspen Mid Cap Growth Portfolio -
   Service Shares
   Corporate America                                 316      6.03         1,902     0.00%      0.35%      11.64%
   Platinum Investor I & II                       75,195      5.90       443,960     0.00%      0.75%      11.19%
   Platinum Investor III                         390,008      5.76     2,247,637     0.00%      0.70%      11.25%
   Platinum Investor IV                            1,687     11.18        18,865     0.00%      0.70%      11.83%
   Platinum Investor PLUS                         10,625     15.06       160,004     0.00%      0.70%      11.25%
   Platinum Investor Survivor                      8,892      6.01        53,459     0.00%      0.40%      11.58%
   Platinum Investor Survivor II                   2,532     13.44        34,013     0.00%      0.75%      11.19%
Janus Aspen Worldwide Growth Portfolio -
   Service Shares
   Corporate America                               2,714      6.95        18,860     1.51%      0.35%       5.20%
   Corporate America (reduced surrender charge)    4,150     11.56        47,979     1.51%      0.65%       4.89%
   Platinum Investor I & II                      108,684      6.81       739,710     1.15%      0.75%       4.78%
   Platinum Investor III                         374,289      6.75     2,526,992     1.19%      0.70%       4.83%
   Platinum Investor IV                            5,045     10.54        53,177     1.27%      0.70%       5.40%
   Platinum Investor PLUS                         15,036     10.78       162,111     1.26%      0.70%       4.83%
   Platinum Investor Survivor                     25,941      6.93       179,779     1.23%      0.40%       5.15%
   Platinum Investor Survivor II                  25,510     10.32       263,280     0.88%      0.75%       4.78%

                                    VL-R-87

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2005 are as follows:

                                                                                  Investment
                                                                                    Income     Expense      Total
Divisions                                         Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
-------------------------------------------------------------------------------------------------------------------
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                        6,830    $16.11    $  110,019     0.26%      0.75%       8.40%
   Platinum Investor III                         200,737     16.13     3,237,786     0.29%      0.70%       8.45%
   Platinum Investor IV                           10,108     10.69       108,048     0.01%      0.70%       6.90%
   Platinum Investor PLUS                          8,871     16.13       143,086     0.17%      0.70%       8.45%
   Platinum Investor Survivor                     15,861     16.26       257,881     0.34%      0.40%       8.78%
   Platinum Investor Survivor II                  10,417     16.11       167,797     0.58%      0.75%       8.40%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                       49,513     11.71       579,930     0.00%      0.75%       2.65%
   Platinum Investor III                         100,496     11.53     1,158,901     0.00%      0.70%       2.70%
   Platinum Investor IV                            3,551     10.48        37,209     0.00%      0.70%       4.78%
   Platinum Investor FlexDirector                     59     12.44           739     0.00%      0.70%       2.70%
   Platinum Investor PLUS                          9,456     14.36       135,771     0.00%      0.70%       2.70%
   Platinum Investor Survivor                      1,678     11.93        20,009     0.00%      0.40%       3.00%
   Platinum Investor Survivor II                   4,940     15.05        74,351     0.00%      0.75%       2.65%
MFS VIT Capital Opportunities Series - Initial
   Class
   Corporate America                                  61      6.88           420     0.00%      0.35%       1.33%
   Platinum Investor I & II                      102,935      6.74       693,317     0.73%      0.75%       0.93%
   Platinum Investor III                         402,031      6.80     2,734,163     0.73%      0.70%       0.98%
   Platinum Investor IV                            3,161     10.35        32,714     0.05%      0.70%       3.51%
   Platinum Investor FlexDirector                    343     10.68         3,664     0.50%      0.70%       0.98%
   Platinum Investor PLUS                         41,777     11.46       478,568     0.72%      0.70%       0.98%
   Platinum Investor Survivor                     32,045      6.86       219,779     0.78%      0.40%       1.28%
   Platinum Investor Survivor II                   3,440     10.43        35,883     0.73%      0.75%       0.93%
MFS VIT Emerging Growth Series - Initial Class
   AG Legacy Plus                                  9,979     11.62       115,986     0.00%      0.75%       8.38%
   Corporate America                                  --      5.38            --     0.00%      0.35%       8.81%
   Corporate America (reduced surrender charge)    1,688     12.34        20,834     0.00%      0.65%       8.48%
   Platinum Investor I & II                      633,175     11.32     7,165,076     0.00%      0.75%       8.38%
   Platinum Investor III                         679,181      5.99     4,071,476     0.00%      0.70%       8.43%
   Platinum Investor IV                            4,405     11.14        49,067     0.00%      0.70%      11.38%
   Platinum Investor FlexDirector                    331     11.41         3,773     0.00%      0.70%       8.43%
   Platinum Investor PLUS                         37,583     12.62       474,425     0.00%      0.70%       8.43%
   Platinum Investor Survivor                    116,222      5.38       624,792     0.00%      0.40%       8.76%
   Platinum Investor Survivor II                   3,808     10.85        41,330     0.00%      0.75%       8.38%
MFS VIT New Discovery Series - Initial Class
   AG Legacy Plus                                 19,993      8.18       163,457     0.00%      0.75%       4.46%
   Corporate America                               2,497      8.94        22,327     0.00%      0.35%       4.88%
   Platinum Investor I & II                       70,119      8.76       614,070     0.00%      0.75%       4.46%
   Platinum Investor III                         282,484      8.58     2,424,535     0.00%      0.70%       4.51%
   Platinum Investor IV                            3,830     10.76        41,230     0.00%      0.70%       7.64%
   Platinum Investor FlexDirector                    409     10.40         4,250     0.00%      0.70%       4.51%
   Platinum Investor PLUS                         20,194     11.66       235,469     0.00%      0.70%       4.51%
   Platinum Investor Survivor                     11,787      8.92       105,111     0.00%      0.40%       4.83%
   Platinum Investor Survivor II                   8,801     11.23        98,842     0.00%      0.75%       4.46%
MFS VIT Research Series - Initial Class
   Corporate America                                  --      8.19            --     0.99%      0.35%       7.42%
   Corporate America (reduced surrender charge)       --     12.05            --     0.99%      0.65%       7.10%
   Platinum Investor I & II                       42,324      8.02       339,466     0.46%      0.75%       7.00%
   Platinum Investor III                         179,928      7.99     1,438,273     0.45%      0.70%       7.05%
   Platinum Investor IV                            2,508     10.67        26,765     0.00%      0.70%       6.72%

                                 VL-R-88

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2005 are as follows:

                                                                                  Investment
                                                                                    Income     Expense      Total
Divisions                                         Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
-------------------------------------------------------------------------------------------------------------------
MFS VIT Research Series - Initial Class -
   Continued
   Platinum Investor FlexDirector                    202    $11.52    $    2,326     0.31%      0.70%       7.05%
   Platinum Investor PLUS                          8,867     12.63       112,031     0.45%      0.70%       7.05%
   Platinum Investor Survivor                      9,890      8.17        80,775     0.49%      0.40%       7.37%
   Platinum Investor Survivor II                   6,637     11.76        78,081     0.41%      0.75%       7.00%
MFS VIT Total Return Series - Initial Class
   AG Legacy Plus                                129,022      6.36       820,117     2.12%      0.75%       2.05%
Neuberger Berman AMT Mid-Cap Growth Portfolio -
   Class I
   Corporate America                                  --      7.37            --     0.00%      0.35%      13.34%
   Corporate America (reduced surrender charge)      957     12.83        12,280     0.00%      0.65%      13.01%
   Platinum Investor I & II                       59,320      7.22       428,152     0.00%      0.75%      12.89%
   Platinum Investor III                         312,523      7.10     2,219,037     0.00%      0.70%      12.95%
   Platinum Investor IV                            4,230     11.30        47,791     0.00%      0.70%      12.98%
   Platinum Investor FlexDirector                    536     12.49         6,690     0.00%      0.70%      12.95%
   Platinum Investor PLUS                         38,696     13.24       512,286     0.00%      0.70%      12.95%
   Platinum Investor Survivor                     27,509      7.35       202,176     0.00%      0.40%      13.29%
   Platinum Investor Survivor II                  10,134     12.14       123,066     0.00%      0.75%      12.89%
Neuberger Berman AMT Partners Portfolio -
   Class I
   AG Legacy Plus                                  8,341     13.28       110,794     0.63%      0.75%      17.17%
Oppenheimer Balanced Fund/VA - Non-Service
   Shares
   Platinum Investor I & II                       12,083     13.38       161,680     1.82%      0.75%       3.11%
   Platinum Investor III                          39,564     13.40       530,087     1.64%      0.70%       3.17%
   Platinum Investor IV                           13,581     10.24       139,032     0.00%      0.70%       2.37%
   Platinum Investor FlexDirector                     33     10.92           355     0.00%      0.70%       3.17%
   Platinum Investor PLUS                          4,273     13.40        57,255     0.64%      0.70%       3.17%
   Platinum Investor Survivor                        433     13.51         5,853    15.63%      0.40%       3.48%
   Platinum Investor Survivor II                   4,026     13.38        53,866     1.66%      0.75%       3.11%
Oppenheimer Global Securities Fund/VA -
   Non-Service Shares
   Platinum Investor I & II                       12,012     19.08       229,194     1.55%      0.75%      13.46%
   Platinum Investor III                          89,885     19.11     1,717,343     0.82%      0.70%      13.51%
   Platinum Investor IV                           14,555     11.60       168,845     0.00%      0.70%      16.01%
   Platinum Investor FlexDirector                     10     12.68           132     0.32%      0.70%      13.51%
   Platinum Investor PLUS                          8,797     19.11       168,068     0.81%      0.70%      13.51%
   Platinum Investor Survivor                      4,782     19.26        92,101     0.64%      0.40%      13.85%
   Platinum Investor Survivor II                   3,411     19.08        65,075     1.05%      0.75%      13.46%
Oppenheimer High Income Fund/VA - Non-Service
   Shares
   AG Legacy Plus                                  8,291     12.71       105,365     6.07%      0.75%       1.55%
PIMCO VIT Real Return Portfolio -
   Administrative Class
   AG Legacy Plus                                 39,631     14.19       562,357     2.58%      0.75%       1.33%
   Corporate America                               2,227     15.78        35,144     2.82%      0.35%       1.74%
   Corporate America (reduced surrender charge)    5,843     10.46        61,112     2.82%      0.65%       1.43%
   Platinum Investor I & II                      169,980     15.46     2,627,400     2.82%      0.75%       1.33%
   Platinum Investor III                         472,070     15.53     7,330,772     2.58%      0.70%       1.38%
   Platinum Investor IV                           13,415     10.03       134,583     2.25%      0.70%       0.32%
   Platinum Investor FlexDirector                    552     10.52         5,813     2.37%      0.70%       1.38%
   Platinum Investor PLUS                         34,717     13.11       455,156     2.82%      0.70%       1.38%
   Platinum Investor Survivor                     50,322     15.74       792,015     2.53%      0.40%       1.69%
   Platinum Investor Survivor II                  25,695     13.28       341,190     2.44%      0.75%       1.33%
PIMCO VIT Short-Term Portfolio -
   Administrative Class
   Corporate America                               1,293     11.54        14,927     2.65%      0.35%       2.14%
   Platinum Investor I & II                      102,222     11.31     1,155,888     2.02%      0.75%       1.74%

                                 VL-R-89

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2005 are as follows:

                                                                                     Investment
                                                                                       Income     Expense      Total
Divisions                                          Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
----------------------------------------------------------------------------------------------------------------------
PIMCO VIT Short-Term Portfolio - Administrative
   Class - Continued
   Platinum Investor III                           222,854    $11.33    $ 2,524,319      2.79%     0.70%       1.79%
   Platinum Investor IV                             12,215     10.16        124,159      2.60%     0.70%       1.64%
   Platinum Investor FlexDirector                    6,204     10.22         63,427      3.13%     0.70%       1.79%
   Platinum Investor PLUS                           27,436     10.54        289,255      2.63%     0.70%       1.79%
   Platinum Investor Survivor                       32,107     11.51        369,672      2.64%     0.40%       2.09%
   Platinum Investor Survivor II                    29,438     10.63        313,034      2.73%     0.75%       1.74%
PIMCO VIT Total Return Portfolio -
   Administrative Class
   AG Legacy Plus                                   41,035     12.64        518,568     3.37%      0.75%       1.69%
   Corporate America                                     -     13.52              -     3.42%      0.35%       2.09%
   Corporate America (reduced surrender charge)      4,324     10.26         44,383     3.42%      0.65%       1.79%
   Platinum Investor I & II                        304,679     13.24      4,034,932     3.53%      0.75%       1.69%
   Platinum Investor III                         1,208,514     13.32     16,098,999     4.27%      0.70%       1.74%
   Platinum Investor IV                             22,535     10.12        228,029     2.96%      0.70%       1.19%
   Platinum Investor FlexDirector                    9,165     10.42         95,488     3.74%      0.70%       1.74%
   Platinum Investor PLUS                           67,040     11.61        778,460     3.52%      0.70%       1.74%
   Platinum Investor Survivor                       97,859     13.48      1,319,594     4.43%      0.40%       2.04%
   Platinum Investor Survivor II                    93,995     11.71      1,101,055     4.68%      0.75%       1.69%
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                        217,065     10.77      2,337,632     1.32%      0.75%       5.38%
   Platinum Investor III                            54,104     10.77        582,964     1.29%      0.70%       5.43%
   Platinum Investor PLUS                            1,048     10.77         11,287     1.32%      0.70%       5.43%
   Platinum Investor Survivor                       27,282     10.81        294,897     1.32%      0.40%       5.75%
   Platinum Investor Survivor II                       558     10.77          6,012     1.57%      0.75%       5.38%
Pioneer Growth Opportunities VCT Portfolio -
   Class I
   Corporate America                                 3,402     10.93         37,194     0.00%      0.35%       6.31%
   Platinum Investor I & II                        309,209     10.89      3,366,299     0.00%      0.75%       5.89%
   Platinum Investor III                           135,246     10.89      1,473,170     0.00%      0.70%       5.94%
   Platinum Investor PLUS                            5,652     10.89         61,565     0.00%      0.70%       5.94%
   Platinum Investor Survivor                       11,323     10.93        123,729     0.00%      0.40%       6.26%
   Platinum Investor Survivor II                    19,598     10.89        213,357     0.00%      0.75%       5.89%
Putnam VT Diversified Income Fund - Class IB
   AG Legacy Plus                                   13,413     14.03        188,182     7.19%      0.75%       2.28%
   Corporate America                               453,182     14.39      6,519,762     6.70%      0.35%       2.69%
   Corporate America (reduced surrender charge)      8,287     10.63         88,056     6.70%      0.65%       2.38%
   Platinum Investor I & II                         69,950     13.55        947,869     6.86%      0.75%       2.28%
   Platinum Investor III                           165,340     14.52      2,401,485     4.20%      0.70%       2.33%
   Platinum Investor IV                              4,050     10.11         40,950     0.00%      0.70%       1.10%
   Platinum Investor FlexDirector                      126     10.87          1,369     4.78%      0.70%       2.33%
   Platinum Investor PLUS                            7,836     13.46        105,479     6.41%      0.70%       2.33%
   Platinum Investor Survivor                        9,432     14.36        135,474     1.64%      0.40%       2.64%
   Platinum Investor Survivor II                     1,832     13.82         25,327     8.15%      0.75%       2.28%
Putnam VT Growth and Income Fund - Class IB
   Corporate America                               557,678     11.80      6,579,575     1.43%      0.35%       4.86%
   Corporate America (reduced surrender charge)     13,093     11.25        147,352     1.43%      0.65%       4.55%
   Platinum Investor I & II                        407,918     12.17      4,966,360     1.59%      0.75%       4.44%
   Platinum Investor III                           559,533     11.00      6,155,601     1.47%      0.70%       4.50%
   Platinum Investor IV                             18,263     10.39        189,737     0.00%      0.70%       3.89%
   Platinum Investor FlexDirector                   11,478     11.03        126,565     1.38%      0.70%       4.50%
   Platinum Investor PLUS                           33,887     12.31        417,233     1.43%      0.70%       4.50%
   Platinum Investor Survivor                       63,377     11.78        746,490     1.71%      0.40%       4.81%

                                 VL-R-90

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2005 are as follows:

                                                                           Investment
                                                                             Income     Expense      Total
Divisions                                  Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund -
   Class IB - Continued
   Platinum Investor Survivor II            5,634    $12.07    $   68,027     1.72%      0.75%       4.44%
Putnam VT International Growth and
   Income Fund - Class IB
   Corporate America                           --     12.61            --     1.54%      0.35%      13.70%
   Corporate America
      (reduced surrender charge)              246     13.04         3,212     1.54%      0.65%      13.36%
   Platinum Investor I & II               175,186     14.58     2,554,483     0.85%      0.75%      13.25%
   Platinum Investor III                  176,714     12.91     2,282,174     1.21%      0.70%      13.31%
   Platinum Investor IV                     8,958     11.32       101,365     0.00%      0.70%      13.15%
   Platinum Investor FlexDirector             187     12.81         2,390     0.55%      0.70%      13.31%
   Platinum Investor PLUS                  12,489     15.18       189,541     0.70%      0.70%      13.31%
   Platinum Investor Survivor              34,596     12.59       435,400     0.87%      0.40%      13.65%
   Platinum Investor Survivor II            8,453     16.48       139,346     0.78%      0.75%      13.25%
Putnam VT Small Cap Value Fund -
   Class IB
   AG Legacy Plus                          19,801     21.04       416,707     0.19%      0.75%       6.23%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                          16,995      6.19       105,252     0.00%      0.75%      11.31%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                          66,242      6.04       399,942     0.59%      0.75%       4.91%
Scudder VIT Equity 500 Index Fund -
   Class A
   Legacy Plus                                 --     10.55            --     2.93%      0.75%       3.90%
SunAmerica Aggressive Growth
   Portfolio - Class 1
   Platinum Investor I & II                21,479     12.49       268,304     0.00%      0.75%       7.93%
   Platinum Investor III                   43,699     12.51       546,865     0.00%      0.70%       7.98%
   Platinum Investor IV                     3,453     10.62        36,675     0.00%      0.70%       6.20%
   Platinum Investor PLUS                   8,418     13.29       111,874     0.00%      0.70%       7.98%
   Platinum Investor Survivor                 888     12.65        11,239     0.00%      0.40%       8.30%
   Platinum Investor Survivor II              647     12.49         8,085     0.00%      0.75%       7.93%
SunAmerica - SunAmerica Balanced
   Portfolio - Class 1
   Platinum Investor I & II                   725     10.84         7,860     3.86%      0.75%       1.14%
   Platinum Investor III                   64,701     10.86       702,653     2.66%      0.70%       1.19%
   Platinum Investor IV                     4,063     10.12        41,111     3.69%      0.70%       1.17%
   Platinum Investor PLUS                  17,524     11.20       196,315     2.60%      0.70%       1.19%
   Platinum Investor Survivor II            1,541     10.84        16,703     2.73%      0.75%       1.14%
UIF Equity Growth Portfolio -
   Class I Shares
   Platinum Investor I & II               278,116     11.79     3,279,112     0.47%      0.75%      14.85%
   Platinum Investor III                   88,812      7.92       703,309     0.46%      0.70%      14.90%
   Platinum Investor IV                     1,164     11.87        13,815     0.31%      0.70%      18.72%
   Platinum Investor PLUS                   4,916     12.61        61,991     0.46%      0.70%      14.90%
   Platinum Investor Survivor              21,789      7.58       165,054     0.46%      0.40%      15.25%
   Platinum Investor Survivor II              336     11.13         3,735     0.45%      0.75%      14.85%
UIF High Yield Portfolio -
   Class I Shares
   Platinum Investor I & II                81,303     11.17       908,279     7.18%      0.75%       0.30%
   Platinum Investor III                   28,540     11.59       330,786     7.30%      0.70%       0.35%
   Platinum Investor IV                       798      9.99         7,976     1.87%      0.70%      -0.11%
   Platinum Investor FlexDirector           2,432     10.83        26,347     7.68%      0.70%       0.35%
   Platinum Investor PLUS                   3,164     12.94        40,952     7.87%      0.70%       0.35%
   Platinum Investor Survivor              72,980     10.90       795,784    12.17%      0.40%       0.65%
   Platinum Investor Survivor II            5,458     12.63        68,916     6.29%      0.75%       0.30%
VALIC Company I International
   Equities Fund
   AG Legacy Plus                          14,963      9.54       142,691     1.63%      0.75%      16.11%
   Platinum Investor I & II                73,508     12.23       899,274     1.66%      0.75%      16.11%

                                    VL-R-91

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2005 are as follows:

                                                                           Investment
                                                                             Income     Expense      Total
Divisions                                  Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------
VALIC Company I International Equities
   Fund - Continued
   Platinum Investor III                   90,430    $10.59    $  957,210     1.75%      0.70%      16.17%
   Platinum Investor IV                     1,971     11.57        22,799     1.26%      0.70%      15.68%
   Platinum Investor FlexDirector             605     13.01         7,871     1.23%      0.70%      16.17%
   Platinum Investor PLUS                  11,992     13.86       166,203     1.55%      0.70%      16.17%
   Platinum Investor Survivor              14,245      9.41       133,999     1.75%      0.40%      16.52%
   Platinum Investor Survivor II            1,326     14.40        19,100     1.73%      0.75%      16.11%
VALIC Company I Mid Cap Index Fund
   AG Legacy Plus                          22,947     14.33       328,807     0.93%      0.75%      11.36%
   Corporate America                        5,967     15.63        93,231     0.97%      0.35%      11.81%
   Corporate America
      (reduced surrender charge)            2,099     12.56        26,356     0.97%      0.65%      11.47%
   Platinum Investor I & II               375,993     21.25     7,988,267     0.98%      0.75%      11.36%
   Platinum Investor III                  435,960     13.96     6,087,361     0.98%      0.70%      11.42%
   Platinum Investor IV                    10,165     11.15       113,354     0.72%      0.70%      11.51%
   Platinum Investor FlexDirector              37     12.10           451     0.70%      0.70%      11.42%
   Platinum Investor PLUS                  41,815     14.38       601,133     0.94%      0.70%      11.42%
   Platinum Investor Survivor              62,602     15.60       976,586     0.99%      0.40%      11.75%
   Platinum Investor Survivor II           28,083     15.67       440,177     0.94%      0.75%      11.36%
VALIC Company I Money Market I Fund
   AG Legacy Plus                          28,169     10.72       302,068     3.28%      0.75%       1.96%
   Corporate America                           --     11.20            --     1.17%      0.35%       2.37%
   Corporate America
      (reduced surrender charge)            5,751     10.23        58,803     1.17%      0.65%       2.06%
   Legacy Plus                                 --     11.29            --     3.50%      0.75%       1.96%
   Platinum Investor I & II               753,360     11.82     8,904,036     2.58%      0.75%       1.96%
   Platinum Investor III                  739,009     10.65     7,869,198     2.87%      0.70%       2.01%
   Platinum Investor IV                    34,550     10.19       352,032     3.79%      0.70%       1.89%
   Platinum Investor FlexDirector              --     10.22            --     0.79%      0.70%       2.01%
   Platinum Investor PLUS                  38,373     10.23       392,587     3.01%      0.70%       2.01%
   Platinum Investor Survivor             161,850     11.18     1,809,085     3.05%      0.40%       2.32%
   Platinum Investor Survivor II          474,926     10.25     4,867,384     2.82%      0.75%       1.96%
VALIC Company I Nasdaq-100 Index Fund
   Platinum Investor I & II               208,009      4.87     1,013,403     0.13%      0.75%       0.49%
   Platinum Investor III                  500,610      4.79     2,397,938     0.13%      0.70%       0.54%
   Platinum Investor IV                     1,478     10.63        15,709     0.08%      0.70%       6.28%
   Platinum Investor FlexDirector              72     10.84           785     0.10%      0.70%       0.54%
   Platinum Investor PLUS                  16,202     13.73       222,513     0.14%      0.70%       0.54%
   Platinum Investor Survivor              12,264      4.96        60,838     0.08%      0.40%       0.84%
   Platinum Investor Survivor II           52,347     10.33       540,517     0.14%      0.75%       0.49%
VALIC Company I Science &
   Technology Fund
   Platinum Investor I & II                74,475      4.05       301,637     0.00%      0.75%       2.56%
   Platinum Investor III                  200,266      4.02       804,835     0.00%      0.70%       2.61%
   Platinum Investor IV                     1,452     10.62        15,422     0.00%      0.70%       6.23%
   Platinum Investor FlexDirector              77     10.22           786     0.00%      0.70%       2.61%
   Platinum Investor PLUS                   3,768     12.46        46,935     0.00%      0.70%       2.61%
   Platinum Investor Survivor              17,472      4.12        72,057     0.00%      0.40%       2.92%
   Platinum Investor Survivor II            1,543      9.34        14,413     0.00%      0.75%       2.56%
VALIC Company I Small Cap Index Fund
   Corporate America                          211     13.99         2,943     0.95%      0.35%       3.90%
   Platinum Investor I & II               132,028     13.70     1,808,759     0.88%      0.75%       3.49%
   Platinum Investor III                  231,947     13.50     3,130,218     0.93%      0.70%       3.54%
   Platinum Investor IV                     8,875     10.63        94,331     0.68%      0.70%       6.28%

                                    VL-R-92

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2005 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------
VALIC Company I Small Cap Index
   Fund - Continued
   Platinum Investor FlexDirector                86    $11.36    $       979     0.74%      0.70%       3.54%
   Platinum Investor PLUS                    26,561     14.27        379,123     0.77%      0.70%       3.54%
   Platinum Investor Survivor                12,269     13.95        171,149     0.92%      0.40%       3.85%
   Platinum Investor Survivor II              4,667     15.34         71,610     1.03%      0.75%       3.49%
VALIC Company I Stock Index Fund
   AG Legacy Plus                            85,120      8.66        737,309     1.38%      0.75%       3.78%
   Corporate America                          6,813      8.71         59,349     1.48%      0.35%       4.20%
   Corporate America
      (reduced surrender charge)              4,844     11.25         54,477     1.48%      0.65%       3.88%
   Platinum Investor I & II               1,273,723     11.87     15,117,163     1.47%      0.75%       3.78%
   Platinum Investor III                  1,790,096      8.99     16,086,446     1.49%      0.70%       3.83%
   Platinum Investor IV                      15,431     10.42        160,853     1.03%      0.70%       4.24%
   Platinum Investor FlexDirector             8,262     10.95         90,468     1.38%      0.70%       3.83%
   Platinum Investor PLUS                   107,062     12.31      1,318,403     1.54%      0.70%       3.83%
   Platinum Investor Survivor               377,870      8.70      3,286,369     1.46%      0.40%       4.14%
   Platinum Investor Survivor II             32,344     11.46        370,556     1.75%      0.75%       3.78%
Van Kampen LIT Emerging Growth
   Portfolio - Class I
   AG Legacy Plus                            11,386      5.09         57,942     0.25%      0.75%       7.13%
Van Kampen LIT Government
   Portfolio - Class I
   AG Legacy Plus                            12,089     13.26        160,256     4.10%      0.75%       2.77%
Van Kampen LIT Growth and Income
   Portfolio - Class I
   Platinum Investor I & II                 256,301     13.03      3,339,226     0.86%      0.75%       9.17%
   Platinum Investor III                    426,793     13.05      5,570,693     1.38%      0.70%       9.22%
   Platinum Investor IV                      18,660     10.86        202,726     0.00%      0.70%       8.64%
   Platinum Investor FlexDirector               615     11.82          7,272     1.89%      0.70%       9.22%
   Platinum Investor PLUS                    21,097     13.30        280,565     0.99%      0.70%       9.22%
   Platinum Investor Survivor                32,202     13.20        424,960     1.50%      0.40%       9.55%
   Platinum Investor Survivor II             16,415     13.03        213,863     0.59%      0.75%       9.17%
Vanguard VIF High Yield Bond Portfolio
   Corporate America
      (reduced surrender charge)              1,604     10.53         16,886     0.00%      0.65%       2.09%
   Platinum Investor I & II                  84,057     13.01      1,093,916     8.12%      0.75%       1.99%
   Platinum Investor III                    257,084     13.12      3,373,341     5.78%      0.70%       2.04%
   Platinum Investor IV                      10,483     10.13        106,234     0.00%      0.70%       1.34%
   Platinum Investor FlexDirector                47     10.88            515     4.15%      0.70%       2.04%
   Platinum Investor PLUS                    27,827     12.62        351,119     6.71%      0.70%       2.04%
   Platinum Investor Survivor                16,323     13.25        216,306     3.51%      0.40%       2.34%
   Platinum Investor Survivor II              5,483     12.90         70,762    11.75%      0.75%       1.99%
Vanguard VIF REIT Index Portfolio
   Corporate America                            783     24.63         19,276     1.88%      0.35%      11.45%
   Corporate America
      (reduced surrender charge)              1,006     12.87         12,942     1.88%      0.65%      11.11%
   Platinum Investor I & II                 116,855     24.13      2,819,784     2.52%      0.75%      11.00%
   Platinum Investor III                    289,714     24.15      6,996,982     2.53%      0.70%      11.06%
   Platinum Investor IV                      25,262     11.55        291,840     0.00%      0.70%      15.52%
   Platinum Investor FlexDirector             5,355     13.44         71,970     2.89%      0.70%      11.06%
   Platinum Investor PLUS                    37,885     18.17        688,310     2.23%      0.70%      11.06%
   Platinum Investor Survivor                25,808     24.57        634,112     2.54%      0.40%      11.39%
   Platinum Investor Survivor II             24,601     21.03        517,271     2.76%      0.75%      11.00%

                                    VL-R-93

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                           Investment
                                                                             Income     Expense      Total
Divisions                                  Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth
   Fund - Series I
   AG Legacy Plus                          24,949    $ 8.04    $  200,562     0.74%      0.75%      23.08%
   Corporate America                        7,229      7.78        56,259     0.70%      0.35%      23.57%
   Corporate America
      (reduced surrender charge)              679     11.67         7,918     0.70%      0.65%      16.65%
   Platinum Investor I & II               322,093     11.13     3,583,368     0.64%      0.75%      23.08%
   Platinum Investor III                  303,164      9.34     2,832,247     0.86%      0.70%      23.14%
   Platinum Investor PLUS                   9,886     12.93       127,771     0.84%      0.70%      23.14%
   Platinum Investor Survivor              67,704      7.77       526,286     0.75%      0.40%      23.51%
   Platinum Investor Survivor II           16,895     13.54       228,742     1.10%      0.75%      23.08%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                        5,835      6.24        36,396     0.46%      0.35%       5.40%
   Platinum Investor I & II               850,688      9.94     8,454,221     0.46%      0.75%       4.98%
   Platinum Investor III                  499,376      7.39     3,690,457     0.49%      0.70%       5.03%
   Platinum Investor FlexDirector             204     10.20         2,077     0.01%      0.70%       1.98%
   Platinum Investor PLUS                  16,704     10.72       179,141     0.59%      0.70%       5.03%
   Platinum Investor Survivor             116,072      6.23       723,141     0.47%      0.40%       5.35%
   Platinum Investor Survivor II            7,228      9.24        66,822     0.59%      0.75%       4.98%
Alger American Leveraged AllCap
   Portfolio - Class O Shares
   Platinum Investor I & II                    98     12.94         1,274     0.00%      0.75%       7.38%
   Platinum Investor III                   32,709     12.95       423,493     0.00%      0.70%       7.43%
   Platinum Investor PLUS                   9,034     12.95       116,963     0.00%      0.70%       7.43%
   Platinum Investor Survivor                 150     13.01         1,949     0.00%      0.40%       7.76%
   Platinum Investor Survivor II              128     12.94         1,657     0.00%      0.75%       7.38%
Alger American MidCap Growth
   Portfolio - Class O Shares
   Platinum Investor I & II                 8,879     15.23       135,202     0.00%      0.75%      12.20%
   Platinum Investor III                   44,400     15.24       676,660     0.00%      0.70%      12.25%
   Platinum Investor FlexDirector           5,687     10.64        60,491     0.00%      0.70%       6.37%
   Platinum Investor PLUS                   6,756     15.24       102,960     0.00%      0.70%      12.25%
   Platinum Investor Survivor                 245     15.32         3,755     0.00%      0.40%      12.59%
   Platinum Investor Survivor II              930     15.23        14,167     0.00%      0.75%      12.20%
American Century VP Value Fund - Class I
   AG Legacy Plus                          34,128     16.83       574,449     0.90%      0.75%      13.48%
   Corporate America                        2,990     15.46        46,225     1.19%      0.35%      13.93%
   Corporate America
      (reduced surrender charge)               --     10.74            --     0.00%      0.65%       0.00%
   Platinum Investor I & II               232,577     15.21     3,536,470     0.95%      0.75%      13.48%
   Platinum Investor III                  526,802     15.12     7,963,343     0.86%      0.70%      13.54%
   Platinum Investor FlexDirector              31     10.82           339     0.00%      0.70%       8.25%
   Platinum Investor PLUS                  39,732     12.81       508,822     0.74%      0.70%      13.54%
   Platinum Investor Survivor              32,550     15.43       502,214     0.97%      0.40%      13.88%
   Platinum Investor Survivor II          100,250     13.39     1,342,791     0.80%      0.75%      13.48%
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                70,710      8.18       578,349     0.00%      0.75%      10.04%
   Platinum Investor III                  139,946      8.01     1,121,164     0.00%      0.70%      10.10%
   Platinum Investor FlexDirector           4,723     10.13        47,865     0.00%      0.70%       1.34%
   Platinum Investor PLUS                   8,424     12.79       107,735     0.00%      0.70%      10.10%
   Platinum Investor Survivor               2,799      8.30        23,229     0.00%      0.40%      10.43%
   Platinum Investor Survivor II            1,275     12.12        15,451     0.00%      0.75%      10.04%
Dreyfus IP MidCap Stock
   Portfolio - Initial Shares
   Platinum Investor I & II                73,512     12.16       893,684     0.38%      0.75%      13.62%
   Platinum Investor III                  204,536     11.96     2,445,717     0.42%      0.70%      13.68%

                                    VL-R-94

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                             Investment
                                                                               Income     Expense      Total
Divisions                                   Units    Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
--------------------------------------------------------------------------------------------------------------
Dreyfus IP MidCap Stock Portfolio -
   Initial Shares - Continued
   Platinum Investor FlexDirector                 1    $10.87    $       16     0.63%      0.70%       8.66%
   Platinum Investor PLUS                    16,660     12.56       209,222     0.45%      0.70%      13.68%
   Platinum Investor Survivor                17,825     12.34       219,877     0.38%      0.40%      14.02%
   Platinum Investor Survivor II              5,689     13.76        78,254     0.43%      0.75%      13.62%
Dreyfus VIF Developing Leaders
   Portfolio - Initial Shares
   Corporate America                         11,224     11.52       129,279     0.19%      0.35%      10.95%
   Platinum Investor I & II                 375,824     13.92     5,230,135     0.20%      0.75%      10.51%
   Platinum Investor III                    445,399     10.72     4,775,432     0.21%      0.70%      10.56%
   Platinum Investor PLUS                    27,075     11.57       313,377     0.25%      0.70%      10.56%
   Platinum Investor Survivor                63,847     11.50       734,526     0.21%      0.40%      10.90%
   Platinum Investor Survivor II             58,627     12.58       737,356     0.23%      0.75%      10.51%
Dreyfus VIF Quality Bond
   Portfolio - Initial Shares
   Corporate America                          6,905     13.36        92,230     4.03%      0.35%       3.01%
   Platinum Investor I & II                 311,327     13.33     4,150,241     4.03%      0.75%       2.60%
   Platinum Investor III                    253,777     12.63     3,204,132     4.15%      0.70%       2.65%
   Platinum Investor PLUS                    17,726     11.19       198,410     4.24%      0.70%       2.65%
   Platinum Investor Survivor                25,471     13.34       339,808     4.25%      0.40%       2.96%
   Platinum Investor Survivor II              7,145     11.24        80,289     4.21%      0.75%       2.60%
Fidelity VIP Asset Manager
   Portfolio - Service Class 2
   AG Legacy Plus                            20,658     10.69       220,876     2.06%      0.75%       4.39%
   Platinum Investor I & II                 203,845     10.18     2,074,624     2.45%      0.75%       4.39%
   Platinum Investor III                    208,895     10.16     2,121,544     2.09%      0.70%       4.44%
   Platinum Investor PLUS                    17,720     11.61       205,736     1.51%      0.70%       4.44%
   Platinum Investor Survivor                 9,381     10.33        96,879     2.46%      0.40%       4.76%
   Platinum Investor Survivor II             10,659     11.34       120,837     2.09%      0.75%       4.39%
Fidelity VIP Contrafund
   Portfolio - Service Class 2
   AG Legacy Plus                            42,128     12.40       522,390     0.19%      0.75%      14.30%
   Corporate America                          3,812     11.05        42,136     0.23%      0.35%      14.76%
   Platinum Investor I & II                 379,667     10.87     4,127,445     0.18%      0.75%      14.30%
   Platinum Investor III                    906,499     10.73     9,726,130     0.18%      0.70%      14.36%
   Platinum Investor FlexDirector               321     10.95         3,516     0.00%      0.70%       9.52%
   Platinum Investor PLUS                    71,987     12.84       924,266     0.13%      0.70%      14.36%
   Platinum Investor Survivor                76,772     11.03       846,864     0.16%      0.40%      14.70%
   Platinum Investor Survivor II             31,607     13.54       427,829     0.10%      0.75%      14.30%
Fidelity VIP Equity-Income
   Portfolio - Service Class 2
   AG Legacy Plus                            63,754     11.02       702,770     1.29%      0.75%      10.40%
   Corporate America                         19,433     11.33       220,183     1.33%      0.35%      10.84%
   Corporate America
      (reduced surrender charge)                714     10.81         7,720     1.33%      0.65%       8.09%
   Platinum Investor I & II                 370,900     11.14     4,133,032     1.26%      0.75%      10.40%
   Platinum Investor III                    877,982     11.16     9,797,110     1.24%      0.70%      10.46%
   Platinum Investor FlexDirector               620     10.62         6,583     0.00%      0.70%       6.24%
   Platinum Investor PLUS                    53,918     12.02       647,840     1.03%      0.70%      10.46%
   Platinum Investor Survivor               107,323     11.31     1,213,488     1.21%      0.40%      10.79%
   Platinum Investor Survivor II             49,011     12.19       597,443     1.07%      0.75%      10.40%
Fidelity VIP Growth Portfolio -
   Service Class 2
   AG Legacy Plus                            28,730      8.12       233,262     0.12%      0.75%       2.35%
   Corporate America                          5,424      6.91        37,464     0.13%      0.35%       2.76%
   Corporate America
      (reduced surrender charge)                253     10.71         2,709     0.13%      0.65%       7.06%
   Platinum Investor I & II                 345,944      6.79     2,349,941     0.13%      0.75%       2.35%
   Platinum Investor III                  1,039,582      6.73     6,997,775     0.12%      0.70%       2.40%

                                    VL-R-95

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                            Investment
                                                                              Income     Expense      Total
Divisions                                  Units   Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio -
   Service Class 2 - Continued
   Platinum Investor FlexDirector           7,404    $ 9.75    $    72,173     0.00%      0.70%      -2.52%
   Platinum Investor PLUS                  82,830     10.83        897,299     0.08%      0.70%       2.40%
   Platinum Investor Survivor              76,126      6.89        524,713     0.12%      0.40%       2.71%
   Platinum Investor Survivor II           38,957      9.63        375,246     0.12%      0.75%       2.35%
Fidelity VIP Mid Cap Portfolio -
   Service Class 2
   Platinum Investor I & II                16,744     17.32        289,966     0.00%      0.75%      23.73%
   Platinum Investor III                   38,471     17.33        666,778     0.00%      0.70%      23.79%
   Platinum Investor FlexDirector             288     11.59          3,338     0.00%      0.70%      15.86%
   Platinum Investor PLUS                   6,345     17.33        109,964     0.00%      0.70%      23.79%
   Platinum Investor Survivor               1,816     17.42         31,630     0.00%      0.40%      24.16%
   Platinum Investor Survivor II              989     17.32         17,124     0.00%      0.75%      23.73%
Franklin Templeton Franklin Small Cap
   Fund - Class 2
   AG Legacy Plus                          22,445      7.01        157,376     0.00%      0.75%      10.64%
Franklin Templeton Franklin Small Cap
   Value Securities Fund - Class 2
   Corporate America
      (reduced surrender charge)              463     11.29          5,231     0.00%      0.65%      12.87%
   Platinum Investor I & II                12,505     16.30        203,817     0.24%      0.75%      22.82%
   Platinum Investor III                   40,911     16.31        667,374     0.17%      0.70%      22.88%
   Platinum Investor FlexDirector             175     11.66          2,046     0.00%      0.70%      16.59%
   Platinum Investor PLUS                  12,431     16.31        202,794     0.12%      0.70%      22.88%
   Platinum Investor Survivor               5,233     16.39         85,788     0.09%      0.40%      23.25%
   Platinum Investor Survivor II              502     16.30          8,175     0.18%      0.75%      22.82%
Franklin Templeton Franklin U.S.
   Government Fund - Class 2
   Platinum Investor I & II                16,861     11.39        191,999     3.63%      0.75%       2.70%
   Platinum Investor III                  945,822     11.40     10,786,424     5.06%      0.70%       2.75%
   Platinum Investor PLUS                  38,284     11.03        422,331     5.20%      0.70%       2.75%
   Platinum Investor Survivor                 633     11.51          7,288     0.00%      0.40%       3.06%
   Platinum Investor Survivor II            5,867     11.39         66,809     4.55%      0.75%       2.70%
Franklin Templeton Mutual Shares
   Securities Fund - Class 2
   Platinum Investor I & II                54,608     12.16        664,214     0.92%      0.75%      11.79%
   Platinum Investor III                  539,268     12.18      6,569,138     0.74%      0.70%      11.85%
   Platinum Investor FlexDirector             312     10.73          3,345     0.00%      0.70%       7.29%
   Platinum Investor PLUS                  19,639     11.98        235,235     0.70%      0.70%      11.85%
   Platinum Investor Survivor               1,777     12.29         21,841     0.87%      0.40%      12.18%
   Platinum Investor Survivor II           18,978     12.16        230,842     0.74%      0.75%      11.79%
Franklin Templeton Templeton Foreign
   Securities Fund - Class 2
   AG Legacy Plus                          18,777      9.92        186,284     1.11%      0.75%      17.64%
   Platinum Investor I & II               123,981     12.42      1,539,261     1.04%      0.75%      17.64%
   Platinum Investor III                  685,074     12.43      8,518,121     1.00%      0.70%      17.70%
   Platinum Investor FlexDirector             437     11.10          4,852     0.00%      0.70%      11.04%
   Platinum Investor PLUS                  14,282     12.02        171,694     0.97%      0.70%      17.70%
   Platinum Investor Survivor              19,552     12.55        245,299     0.68%      0.40%      18.06%
   Platinum Investor Survivor II           48,400     12.42        600,897     0.90%      0.75%      17.64%
Goldman Sachs VIT Capital Growth Fund -
   Institutional Shares
   Platinum Investor I & II                13,994      9.26        129,523     0.69%      0.75%       8.27%
   Platinum Investor III                   14,378      9.27        133,348     0.67%      0.70%       8.33%
   Platinum Investor PLUS                     113     11.33          1,284     0.70%      0.70%       8.33%
   Platinum Investor Survivor             703,774      9.39      6,607,533     0.69%      0.40%       8.65%
   Platinum Investor Survivor II          185,421      9.83      1,823,417     0.68%      0.75%       8.27%
Janus Aspen International Growth
   Portfolio - Service Shares
   Corporate America                        3,189      8.02         25,585     0.82%      0.35%      18.27%

                                    VL-R-96

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                    Investment
                                                                                      Income     Expense      Total
Divisions                                          Units    Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------------
Janus Aspen International Growth
   Portfolio -
   Service Shares - Continued
   Platinum Investor I & II                        115,724    $ 7.89    $  913,122     0.96%       0.75%     17.80%
   Platinum Investor III                           229,457      7.84     1,798,205     0.86%       0.70%     17.86%
   Platinum Investor FlexDirector                   12,784     10.87       139,004     0.67%       0.70%      8.73%
   Platinum Investor PLUS                            7,613     12.56        95,613     0.87%       0.70%     17.86%
   Platinum Investor Survivor                       31,781      8.01       254,455     0.78%       0.40%     18.21%
   Platinum Investor Survivor II                     4,427     12.40        54,914     0.83%       0.75%     17.80%
Janus Aspen Mid Cap Growth Portfolio -
   Service Shares
   Corporate America                                   486      5.40         2,624     0.00%       0.35%     20.05%
   Platinum Investor I & II                         52,125      5.31       276,772     0.00%       0.75%     19.58%
   Platinum Investor III                           402,410      5.18     2,084,632     0.00%       0.70%     19.63%
   Platinum Investor PLUS                            8,596     13.54       116,353     0.00%       0.70%     19.63%
   Platinum Investor Survivor                       26,338      5.39       141,904     0.00%       0.40%     19.99%
   Platinum Investor Survivor II                     1,788     12.08        21,605     0.00%       0.75%     19.58%
Janus Aspen Worldwide Growth Portfolio -
   Service Shares
   Corporate America                                 9,360      6.60        61,819     0.90%       0.35%      4.16%
   Platinum Investor I & II                        125,130      6.50       812,781     0.89%       0.75%      3.75%
   Platinum Investor III                           367,344      6.44     2,365,764     0.94%       0.70%      3.80%
   Platinum Investor PLUS                           12,476     10.28       128,308     1.00%       0.70%      3.80%
   Platinum Investor Survivor                       37,089      6.59       244,452     0.87%       0.40%      4.11%
   Platinum Investor Survivor II                    41,215      9.85       405,949     0.92%       0.75%      3.75%
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                          1,976     14.86        29,370     0.28%       0.75%     20.15%
   Platinum Investor III                            27,069     14.87       402,580     0.21%       0.70%     20.22%
   Platinum Investor PLUS                            4,533     14.87        67,410     0.07%       0.70%     20.22%
   Platinum Investor Survivor                          207     14.95         3,088     0.00%       0.40%     20.58%
   Platinum Investor Survivor II                       485     14.86         7,201     0.24%       0.75%     20.15%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                         40,867     11.41       466,324     0.00%       0.75%     26.22%
   Platinum Investor III                           104,066     11.23     1,168,558     0.00%       0.70%     26.28%
   Platinum Investor PLUS                            5,929     13.98        82,890     0.00%       0.70%     26.28%
   Platinum Investor Survivor                        1,835     11.58        21,241     0.00%       0.40%     26.66%
   Platinum Investor Survivor II                     3,146     14.66        46,129     0.00%       0.75%     26.22%
MFS VIT Capital Opportunities Series -
   Initial Class
   Corporate America                                    --      6.79            --     0.72%       0.35%     12.07%
   Platinum Investor I & II                        113,938      6.67       760,376     0.35%       0.75%     11.62%
   Platinum Investor III                           415,444      6.74     2,798,020     0.33%       0.70%     11.68%
   Platinum Investor FlexDirector                      173     10.58         1,832     0.00%       0.70%      5.78%
   Platinum Investor PLUS                           33,139     11.34       375,934     0.28%       0.70%     11.68%
   Platinum Investor Survivor                       36,766      6.77       248,968     0.32%       0.40%     12.01%
   Platinum Investor Survivor II                     3,156     10.33        32,620     0.39%       0.75%     11.62%
MFS VIT Emerging Growth Series - Initial
   Class
   AG Legacy Plus                                    9,619     10.72       103,163     0.00%       0.75%     12.12%
   Corporate America                                 1,040      4.95         5,148     0.00%       0.35%     12.56%
   Corporate America (reduced surrender
   charge)                                             920     11.38        10,472     0.00%       0.65%     13.78%
   Platinum Investor I & II                        706,671     10.44     7,378,706     0.00%       0.75%     12.12%
   Platinum Investor III                         1,024,961      5.53     5,666,609     0.00%       0.70%     12.17%
   Platinum Investor FlexDirector                      197     10.52         2,070     0.00%       0.70%      5.25%
   Platinum Investor PLUS                           29,670     11.64       345,413     0.00%       0.70%     12.17%
   Platinum Investor Survivor                      168,768      4.94       834,232     0.00%       0.40%     12.51%
   Platinum Investor Survivor II                    32,210     10.01       322,533     0.00%       0.75%     12.12%

                                    VL-R-97

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                    Investment
                                                                                      Income     Expense      Total
Divisions                                         Units   Unit Value   Net Assets   Ratio (a)   Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------------
MFS VIT New Discovery Series - Initial
   Class
   AG Legacy Plus                                 16,207    $ 7.83     $  126,844     0.00%       0.75%       5.72%
   Corporate America                               2,716      8.52         23,152     0.00%       0.35%       6.15%
   Platinum Investor I & II                       88,892      8.38        745,230     0.00%       0.75%       5.72%
   Platinum Investor III                         266,177      8.21      2,185,903     0.00%       0.70%       5.78%
   Platinum Investor FlexDirector                    256      9.96          2,551     0.00%       0.70%      -0.45%
   Platinum Investor PLUS                         16,920     11.16        188,768     0.00%       0.70%       5.78%
   Platinum Investor Survivor                     10,480      8.51         89,153     0.00%       0.40%       6.09%
   Platinum Investor Survivor II                   8,483     10.75         91,201     0.00%       0.75%       5.72%
MFS VIT Research Series - Initial Class
   Corporate America                               3,158      7.62         24,069     1.02%       0.35%      15.45%
   Platinum Investor I & II                       48,222      7.50        361,482     1.09%       0.75%      14.98%
   Platinum Investor III                         159,378      7.47      1,190,107     0.98%       0.70%      15.04%
   Platinum Investor FlexDirector                    106     10.76          1,145     0.00%       0.70%       7.60%
   Platinum Investor PLUS                          6,148     11.80         72,553     0.87%       0.70%      15.04%
   Platinum Investor Survivor                      9,692      7.61         73,719     1.08%       0.40%      15.39%
   Platinum Investor Survivor II                   5,340     10.99         58,713     0.86%       0.75%      14.98%
MFS VIT Total Return Series - Initial
   Class
   AG Legacy Plus                                146,574      6.23        912,934     1.62%       0.75%      10.49%
Neuberger Berman AMT Mid-Cap Growth
   Portfolio - Class I
   Corporate America                               1,789      6.50         11,630     0.00%       0.35%      15.90%
   Corporate America (reduced surrender
   charge)                                           233     11.35          2,641     0.00%       0.65%      13.51%
   Platinum Investor I & II                       59,627      6.39        381,211     0.00%       0.75%      15.44%
   Platinum Investor III                         288,190      6.29      1,811,647     0.00%       0.70%      15.50%
   Platinum Investor FlexDirector                    166     11.06          1,834     0.00%       0.70%      10.58%
   Platinum Investor PLUS                         28,648     11.72        335,784     0.00%       0.70%      15.50%
   Platinum Investor Survivor                     27,565      6.49        178,820     0.00%       0.40%      15.84%
   Platinum Investor Survivor II                   7,849     10.76         84,431     0.00%       0.75%      15.44%
Neuberger Berman AMT Partners Portfolio
   - Class I
   AG Legacy Plus                                 12,141     11.34        137,643     0.01%       0.75%      18.09%
Oppenheimer Balanced Fund/VA -
   Non-Service Shares *
   Platinum Investor I & II                        2,395     12.98         31,076     1.98%       0.75%       9.28%
   Platinum Investor III                          29,690     12.99        385,585     0.45%       0.70%       9.33%
   Platinum Investor PLUS                         14,439     12.99        187,517     1.68%       0.70%       9.33%
   Platinum Investor Survivor                        433     13.05          5,656     0.99%       0.40%       9.66%
   Platinum Investor Survivor II                   3,870     12.98         50,218     0.90%       0.75%       9.28%
Oppenheimer Global Securities Fund/VA -
   Non-Service Shares
   Platinum Investor I & II                        4,798     16.82         80,687     0.83%       0.75%      18.27%
   Platinum Investor III                          51,328     16.83        863,930     0.82%       0.70%      18.33%
   Platinum Investor FlexDirector                      2     11.17             24     0.00%       0.70%      11.74%
   Platinum Investor PLUS                          5,613     16.83         94,470     0.18%       0.70%      18.33%
   Platinum Investor Survivor                      2,375     16.92         40,174     1.20%       0.40%      18.69%
   Platinum Investor Survivor II                     378     16.82          6,364     1.49%       0.75%      18.27%
Oppenheimer High Income Fund/VA -
   Non-Service Shares
   AG Legacy Plus                                  8,004     12.51        100,163     6.11%       0.75%       8.15%
PIMCO VIT Real Return Portfolio -
   Administrative Class
   AG Legacy Plus                                 47,824     14.00        669,702     0.99%       0.75%       8.11%
   Corporate America                               2,327     15.51         36,096     0.91%       0.35%       8.54%
   Corporate America (reduced surrender
   charge)                                           753     10.31          7,759     0.91%       0.65%       3.11%
   Platinum Investor I & II                      119,851     15.25      1,828,190     0.99%       0.75%       8.11%
   Platinum Investor III                         561,931     15.32      8,607,213     1.05%       0.70%       8.16%

                                    VL-R-98

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                                    Investment
                                                                                      Income     Expense      Total
Divisions                                         Units   Unit Value   Net Assets   Ratio (a)   Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio -
   Administrative Class - Continued
   Platinum Investor FlexDirector                    298    $10.38     $    3,095      1.06%      0.70%       3.79%
   Platinum Investor PLUS                         30,515     12.93        394,609      1.02%      0.70%       8.16%
   Platinum Investor Survivor                     65,768     15.48      1,017,948      0.99%      0.40%       8.48%
   Platinum Investor Survivor II                  36,406     13.10        477,063      0.96%      0.75%       8.11%
PIMCO VIT Short-Term Portfolio -
   Administrative Class
   Corporate America                              21,965     11.30        248,233      1.37%      0.35%       0.95%
   Platinum Investor I & II                      220,025     11.11      2,445,451      1.30%      0.75%       0.54%
   Platinum Investor III                         210,849     11.13      2,346,366      1.34%      0.70%       0.60%
   Platinum Investor FlexDirector                  4,059     10.04         40,769      1.29%      0.70%       0.44%
   Platinum Investor PLUS                         14,162     10.36        146,681      1.31%      0.70%       0.60%
   Platinum Investor Survivor                     40,126     11.28        452,530      1.70%      0.40%       0.90%
   Platinum Investor Survivor II                  30,365     10.45        317,371      1.25%      0.75%       0.54%
PIMCO VIT Total Return Portfolio -
   Administrative Class
   AG Legacy Plus                                 38,594     12.43        479,631      1.93%      0.75%       4.11%
   Corporate America                               8,965     13.24        118,722      1.93%      0.35%       4.53%
   Platinum Investor I & II                      248,730     13.02      3,239,319      1.90%      0.75%       4.11%
   Platinum Investor III                         468,339     13.09      6,132,293      1.91%      0.70%       4.16%
   Platinum Investor FlexDirector                  6,295     10.24         64,463      1.65%      0.70%       2.40%
   Platinum Investor PLUS                         47,130     11.41        537,919      1.83%      0.70%       4.16%
   Platinum Investor Survivor                     46,766     13.21        617,992      1.77%      0.40%       4.47%
   Platinum Investor Survivor II                  58,228     11.52        670,760      1.81%      0.75%       4.11%
Pioneer Fund VCT Portfolio - Class I
   Platinum Investor I & II                      242,349     10.22      2,476,631      0.00%      0.75%       2.19%
   Platinum Investor III                          55,443     10.22        566,601      0.00%      0.70%       2.20%
   Platinum Investor PLUS                            998     10.22         10,195      0.00%      0.70%       2.20%
   Platinum Investor Survivor                     28,172     10.22        287,951      0.00%      0.40%       2.21%
   Platinum Investor Survivor II                     388     10.22          3,963      0.00%      0.75%       2.19%
Pioneer Growth Opportunities VCT
   Portfolio - Class I
   Corporate America                               3,474     10.28         35,720      0.00%      0.35%       2.83%
   Platinum Investor I & II                      347,832     10.28      3,576,078      0.00%      0.75%       2.81%
   Platinum Investor III                         137,933     10.28      1,418,142      0.00%      0.70%       2.81%
   Platinum Investor PLUS                          4,979     10.28         51,195      0.00%      0.70%       2.81%
   Platinum Investor Survivor                     14,319     10.28        147,243      0.00%      0.40%       2.83%
   Platinum Investor Survivor II                  39,326     10.28        404,315      0.00%      0.75%       2.81%
Putnam VT Diversified Income Fund -
   Class IB
   AG Legacy Plus                                 12,958     13.72        177,740      8.10%      0.75%       8.39%
   Corporate America                             396,103     14.01      5,549,288      8.00%      0.35%       8.82%
   Platinum Investor I & II                       60,463     13.25        801,033      8.55%      0.75%       8.39%
   Platinum Investor III                          62,541     14.19        887,670      8.73%      0.70%       8.44%
   Platinum Investor FlexDirector                     65     10.63            689      0.00%      0.70%       6.27%
   Platinum Investor PLUS                          6,150     13.15         80,902      7.70%      0.70%       8.44%
   Platinum Investor Survivor                      1,282     13.99         17,943      4.60%      0.40%       8.77%
   Platinum Investor Survivor II                   1,337     13.51         18,073     11.52%      0.75%       8.39%
Putnam VT Growth and Income Fund -
   Class IB
   Corporate America                             499,841     11.25      5,623,805      1.35%      0.35%      10.72%
   Platinum Investor I & II                      491,902     11.66      5,734,037      1.53%      0.75%      10.28%
   Platinum Investor III                         524,351     10.53      5,520,350      1.50%      0.70%      10.34%
   Platinum Investor FlexDirector                  9,148     10.55         96,528      0.00%      0.70%       5.52%
   Platinum Investor PLUS                         26,657     11.78        314,093      1.26%      0.70%      10.34%
   Platinum Investor Survivor                     66,114     11.24        743,001      1.40%      0.40%      10.67%

                                   VL-R-99

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                           Investment
                                                                             Income     Expense      Total
Divisions                                  Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund -
   Class IB - Continued
   Platinum Investor Survivor II            4,481    $11.56    $   51,804     1.48%      0.75%      10.28%
Putnam VT International Growth and
   Income Fund - Class IB
   Corporate America                        2,293     11.09        25,426     0.85%      0.35%      20.56%
   Platinum Investor I & II               204,673     12.88     2,635,270     1.20%      0.75%      20.08%
   Platinum Investor III                  191,264     11.40     2,179,999     1.28%      0.70%      20.14%
   Platinum Investor FlexDirector             112     11.31         1,269     0.00%      0.70%      13.08%
   Platinum Investor PLUS                   8,737     13.39       117,028     0.86%      0.70%      20.14%
   Platinum Investor Survivor              37,612     11.07       416,520     1.18%      0.40%      20.50%
   Platinum Investor Survivor II            7,551     14.56       109,912     1.49%      0.75%      20.08%
Putnam VT Small Cap Value
   Fund - Class IB
   AG Legacy Plus                          25,092     19.81       497,060     0.34%      0.75%      25.27%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                          15,137      5.56        84,219     0.00%      0.75%      17.72%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                          57,401      5.76       330,363     0.24%      0.75%       4.25%
Safeco RST Core Equity Portfolio
   Platinum Investor I & II                    --      9.17            --     2.18%      0.75%       4.59%
   Platinum Investor III                       --      8.00            --     2.43%      0.70%       4.64%
   Platinum Investor PLUS                      --     10.96            --     2.43%      0.70%       4.64%
   Platinum Investor Survivor                  --      7.68            --     2.59%      0.40%       4.94%
   Platinum Investor Survivor II               --      9.67            --     4.87%      0.75%       4.59%
Safeco RST Growth
   Opportunities Portfolio
   Corporate America                           --     10.51            --     0.00%      0.35%      18.54%
   Platinum Investor I & II                    --     10.26            --     0.00%      0.75%      18.09%
   Platinum Investor III                       --     10.98            --     0.00%      0.70%      18.15%
   Platinum Investor PLUS                      --     11.86            --     0.00%      0.70%      18.15%
   Platinum Investor Survivor                  --     10.50            --     0.00%      0.40%      18.48%
   Platinum Investor Survivor II               --     12.30            --     0.00%      0.75%      18.09%
Scudder VIT EAFE Equity Index
   Fund - Class A
   Legacy Plus                                 --      9.81            --     0.00%      0.75%      18.18%
Scudder VIT Equity 500 Index
   Fund - Class A
   Legacy Plus                              1,857     10.15        18,849     1.05%      0.75%       9.77%
SunAmerica Aggressive Growth
   Portfolio - Class 1
   Platinum Investor I & II                 7,269     11.57        84,137     0.00%      0.75%      15.91%
   Platinum Investor III                   29,137     11.59       337,687     0.00%      0.70%      15.97%
   Platinum Investor PLUS                   6,198     12.31        76,281     0.00%      0.70%      15.97%
   Platinum Investor Survivor               1,019     11.68        11,899     0.00%      0.40%      16.32%
   Platinum Investor Survivor II              448     11.57         5,190     0.00%      0.75%      15.91%
SunAmerica - SunAmerica Balanced
   Portfolio - Class 1
   Platinum Investor I & II                   247     10.72         2,648     1.65%      0.75%       5.98%
   Platinum Investor III                   52,736     10.73       565,994     1.80%      0.70%       6.03%
   Platinum Investor PLUS                  13,740     11.07       152,117     1.70%      0.70%       6.03%
   Platinum Investor Survivor II            1,250     10.72        13,403     1.57%      0.75%       5.98%
UIF Equity Growth Portfolio -
   Class I Shares
   Platinum Investor I & II               288,941     10.27     2,966,331     0.17%      0.75%       6.97%
   Platinum Investor III                   79,302      6.89       546,540     0.18%      0.70%       7.02%
   Platinum Investor PLUS                   4,155     10.98        45,596     0.19%      0.70%       7.02%
   Platinum Investor Survivor              23,521      6.57       154,598     0.17%      0.40%       7.34%
   Platinum Investor Survivor II              219      9.69         2,122     0.12%      0.75%       6.97%

                                    VL-R-100

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------
UIF High Yield Portfolio -
   Class I Shares
   Platinum Investor I & II                  93,804    $11.14    $ 1,044,759     5.86%      0.75%       8.67%
   Platinum Investor III                     28,634     11.55        330,711     6.14%      0.70%       8.72%
   Platinum Investor FlexDirector             1,735     10.79         18,729     0.00%      0.70%       7.94%
   Platinum Investor PLUS                     2,194     12.90         28,302     5.96%      0.70%       8.72%
   Platinum Investor Survivor                24,176     10.83        261,899     6.03%      0.40%       9.05%
   Platinum Investor Survivor II              4,234     12.59         53,299     5.42%      0.75%       8.67%
VALIC Company I International
   Equities Fund
   AG Legacy Plus                            20,142      8.21        165,429     1.50%      0.75%      16.98%
   Platinum Investor I & II                  70,577     10.54        743,609     1.09%      0.75%      16.98%
   Platinum Investor III                     86,492      9.11        788,095     1.37%      0.70%      17.03%
   Platinum Investor FlexDirector               349     11.20          3,911     0.09%      0.70%      12.00%
   Platinum Investor PLUS                     8,032     11.93         95,823     1.49%      0.70%      17.03%
   Platinum Investor Survivor                13,559      8.07        109,465     1.43%      0.40%      17.39%
   Platinum Investor Survivor II              1,307     12.40         16,207     1.14%      0.75%      16.98%
VALIC Company I Mid Cap Index Fund
   AG Legacy Plus                            24,611     12.87        316,673     0.81%      0.75%      15.18%
   Corporate America                          6,003     13.98         83,891     0.79%      0.35%      15.64%
   Corporate America
      (reduced surrender charge)                704     11.26          7,926     0.79%      0.65%      12.64%
   Platinum Investor I & II                 396,205     19.08      7,558,938     0.79%      0.75%      15.18%
   Platinum Investor III                    430,957     12.53      5,400,920     0.82%      0.70%      15.24%
   Platinum Investor PLUS                    37,895     12.90        488,950     0.92%      0.70%      15.24%
   Platinum Investor Survivor                67,872     13.96        947,463     0.83%      0.40%      15.58%
   Platinum Investor Survivor II             46,722     14.07        657,610     0.73%      0.75%      15.18%
VALIC Company I Money Market I Fund
   AG Legacy Plus                            51,953     10.52        546,390     0.80%      0.75%       0.05%
   Corporate America                          6,349     10.94         69,436     0.34%      0.35%       0.45%
   Corporate America
      (reduced surrender charge)             27,087     10.02        271,377     0.34%      0.65%       0.19%
   Legacy Plus                                1,086     11.08         12,032     0.81%      0.75%       0.05%
   Platinum Investor I & II                 947,402     11.59     10,981,940     0.74%      0.75%       0.05%
   Platinum Investor III                  1,222,031     10.44     12,755,775     0.72%      0.70%       0.10%
   Platinum Investor FlexDirector             4,886     10.01         48,931     0.86%      0.70%       0.14%
   Platinum Investor PLUS                   108,353     10.03      1,086,673     0.58%      0.70%       0.10%
   Platinum Investor Survivor               356,356     10.92      3,892,926     0.76%      0.40%       0.40%
   Platinum Investor Survivor II            485,564     10.05      4,880,633     0.82%      0.75%       0.05%
VALIC Company I Nasdaq-100 Index Fund
   Platinum Investor I & II                 195,759      4.85        949,081     0.58%      0.75%       9.23%
   Platinum Investor III                    480,541      4.76      2,289,462     0.56%      0.70%       9.28%
   Platinum Investor FlexDirector                48     10.78            516     1.00%      0.70%       7.84%
   Platinum Investor PLUS                    11,709     13.66        159,943     0.73%      0.70%       9.28%
   Platinum Investor Survivor                29,567      4.92        145,457     0.65%      0.40%       9.61%
   Platinum Investor Survivor II             11,333     10.28        116,455     1.05%      0.75%       9.23%
VALIC Company I
   Science & Technology Fund
   Platinum Investor I & II                  92,336      3.95        364,650     0.00%      0.75%       0.04%
   Platinum Investor III                    193,053      3.92        756,120     0.00%      0.70%       0.09%
   Platinum Investor FlexDirector                51      9.96            507     0.00%      0.70%      -0.41%
   Platinum Investor PLUS                     3,497     12.14         42,443     0.00%      0.70%       0.09%
   Platinum Investor Survivor                16,097      4.01         64,505     0.00%      0.40%       0.39%
   Platinum Investor Survivor II              1,081      9.11          9,847     0.00%      0.75%       0.04%
VALIC Company I Small Cap Index Fund
   Corporate America                          4,416     13.46         59,441     0.82%      0.35%      17.48%

                                    VL-R-101

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2004 are as follows:

                                                                              Investment
                                                                                Income     Expense      Total
Divisions                                   Units    Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
---------------------------------------------------------------------------------------------------------------
VALIC Company I Small Cap Index
   Fund - Continued
   Platinum Investor I & II                 107,394    $13.24    $ 1,421,650     0.84%      0.75%      17.01%
   Platinum Investor III                    215,034     13.03      2,802,678     0.82%      0.70%      17.07%
   Platinum Investor FlexDirector                32     10.97            349     0.46%      0.70%       9.69%
   Platinum Investor PLUS                    23,667     13.79        326,254     0.98%      0.70%      17.07%
   Platinum Investor Survivor                20,859     13.43        280,186     0.85%      0.40%      17.42%
   Platinum Investor Survivor II              3,333     14.83         49,411     0.84%      0.75%      17.01%
VALIC Company I Stock Index Fund
   AG Legacy Plus                            70,818      8.35        591,082     1.57%      0.75%       9.68%
   Corporate America                         14,690      8.36        122,821     1.54%      0.35%      10.12%
   Platinum Investor I & II               1,406,720     11.44     16,087,376     1.55%      0.75%       9.68%
   Platinum Investor III                  1,990,719      8.65     17,228,974     1.55%      0.70%       9.74%
   Platinum Investor FlexDirector                87     10.55            916     0.00%      0.70%       5.46%
   Platinum Investor PLUS                    63,224     11.86        749,828     1.64%      0.70%       9.74%
   Platinum Investor Survivor               437,170      8.35      3,650,823     1.50%      0.40%      10.07%
   Platinum Investor Survivor II             40,549     11.04        447,627     1.55%      0.75%       9.68%
Van Kampen LIT Emerging Growth
   Portfolio - Class I
   AG Legacy Plus                            11,991      4.75         56,964     0.00%      0.75%       6.23%
Van Kampen LIT Government
   Portfolio - Class I
   AG Legacy Plus                            13,807     12.90        178,108     4.89%      0.75%       3.39%
Van Kampen LIT Growth and Income
   Portfolio - Class I
   Platinum Investor I & II                 191,703     11.93      2,287,879     0.96%      0.75%      13.52%
   Platinum Investor III                    242,172     11.95      2,894,060     0.90%      0.70%      13.58%
   Platinum Investor FlexDirector                32     10.83            343     0.00%      0.70%       8.26%
   Platinum Investor PLUS                    16,160     12.18        196,763     0.82%      0.70%      13.58%
   Platinum Investor Survivor                16,686     12.05        201,015     1.03%      0.40%      13.92%
   Platinum Investor Survivor II              6,375     11.93         76,084     0.94%      0.75%      13.52%
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II                 100,018     12.76      1,276,287     7.19%      0.75%       7.71%
   Platinum Investor III                    330,232     12.86      4,246,662     6.58%      0.70%       7.77%
   Platinum Investor FlexDirector                32     10.66            337     0.00%      0.70%       6.58%
   Platinum Investor PLUS                    22,057     12.37        272,761     4.95%      0.70%       7.77%
   Platinum Investor Survivor                86,078     12.95      1,114,534     1.13%      0.40%       8.09%
   Platinum Investor Survivor II             23,456     12.65        296,797     2.45%      0.75%       7.71%
Vanguard VIF REIT Index Portfolio
   Corporate America                            708     22.10         15,640     4.59%      0.35%      30.06%
   Platinum Investor I & II                  99,576     21.74      2,164,676     2.49%      0.75%      29.54%
   Platinum Investor III                    303,258     21.75      6,594,879     2.48%      0.70%      29.60%
   Platinum Investor FlexDirector             3,849     12.10         46,590     0.00%      0.70%      21.03%
   Platinum Investor PLUS                    40,045     16.36        655,114     2.42%      0.70%      29.60%
   Platinum Investor Survivor                30,818     22.06        679,778     2.05%      0.40%      29.99%
   Platinum Investor Survivor II             23,561     18.94        446,319     1.46%      0.75%      29.54%

                                    VL-R-102

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                           Investment
                                                                             Income     Expense      Total
Divisions                                  Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund -
   Series I
   AG Legacy Plus                          17,769    $ 6.53    $  116,061      0.48%      0.75%      28.10%
   Corporate America                        6,858      6.30        43,188      0.57%      0.35%      28.61%
   Platinum Investor I & II               328,864      9.04     2,972,642      0.51%      0.75%      28.10%
   Platinum Investor III                  120,999      7.59       917,986      0.60%      0.70%      28.16%
   Platinum Investor PLUS                   3,813     10.50        40,027      0.82%      0.70%      28.16%
   Platinum Investor Survivor              46,420      6.29       292,156      0.52%      0.40%      28.55%
   Platinum Investor Survivor II            1,195     11.00        13,144      0.51%      0.75%      28.10%
AIM V.I. Premier Equity Fund - Series I
   Corporate America                        5,993      5.92        35,462      0.30%      0.35%      24.64%
   Legacy Plus                                 --      6.34            --      0.00%      0.75%      20.44%
   Platinum Investor I & II               856,369      9.47     8,106,816      0.29%      0.75%      24.15%
   Platinum Investor III                  433,128      7.04     3,047,453      0.33%      0.70%      24.21%
   Platinum Investor PLUS                   8,904     10.21        90,916      0.46%      0.70%      24.21%
   Platinum Investor Survivor             109,492      5.91       647,508      0.31%      0.40%      24.58%
   Platinum Investor Survivor II            4,149      8.81        36,534      0.33%      0.75%      24.15%
Alger American Leveraged AllCap
   Portfolio - Class O Shares
   Platinum Investor III                   18,007     12.05       217,007      0.00%      0.70%      20.51%
   Platinum Investor PLUS                   1,206     12.05        14,534      0.00%      0.70%      20.51%
   Platinum Investor Survivor                 138     12.08         1,666      0.00%      0.40%      20.75%
   Platinum Investor Survivor II              103     12.05         1,236      0.00%      0.75%      20.47%
Alger American MidCap Growth Portfolio -
   Class O Shares
   Platinum Investor III                   18,785     13.58       255,035      0.00%      0.70%      35.76%
   Platinum Investor PLUS                     985     13.58        13,374      0.00%      0.70%      35.76%
   Platinum Investor Survivor               2,174     13.60        29,576      0.00%      0.40%      36.03%
   Platinum Investor Survivor II              343     13.57         4,651      0.00%      0.75%      35.72%
American Century VP Value Fund - Class I
   AG Legacy Plus                          30,836     14.83       457,376      1.07%      0.75%      28.00%
   Corporate America                        4,675     13.57        63,443      1.07%      0.35%      28.51%
   Platinum Investor I & II               210,667     13.40     2,822,824      0.96%      0.75%      28.00%
   Platinum Investor III                  369,463     13.31     4,919,113      0.80%      0.70%      28.06%
   Platinum Investor PLUS                  20,510     11.28       231,350      0.69%      0.70%      28.06%
   Platinum Investor Survivor              25,525     13.55       345,829      0.72%      0.40%      28.44%
   Platinum Investor Survivor II           66,916     11.80       789,838      0.79%      0.75%      28.00%
Ayco Growth Fund
   Platinum Investor I & II                    --      8.36            --      0.47%      0.75%      26.35%
   Platinum Investor III                       --      8.38            --      0.52%      0.70%      26.41%
   Platinum Investor PLUS                      --     10.23            --    120.86%      0.70%      26.41%
   Platinum Investor Survivor                  --      8.45            --      0.86%      0.40%      26.78%
   Platinum Investor Survivor II               --      8.89            --      0.83%      0.75%      26.35%
Credit Suisse Small Cap Growth Portfolio
   Platinum Investor I & II                46,817      7.43       347,984      0.00%      0.75%      47.44%
   Platinum Investor III                  114,690      7.28       834,569      0.00%      0.70%      47.51%
   Platinum Investor PLUS                   3,837     11.62        44,567      0.00%      0.70%      47.51%
   Platinum Investor Survivor               4,530      7.52        34,045      0.00%      0.40%      47.95%
   Platinum Investor Survivor II              749     11.01         8,249      0.00%      0.75%      47.44%
Dreyfus IP MidCap Stock Portfolio -
   Initial Shares
   Platinum Investor I & II                73,021     10.70       781,298      0.29%      0.75%      30.74%
   Platinum Investor III                  161,611     10.52     1,699,951      0.30%      0.70%      30.80%
   Platinum Investor PLUS                  11,054     11.05       122,113      0.39%      0.70%      30.80%
   Platinum Investor Survivor              18,763     10.82       202,999      0.27%      0.40%      31.20%

                                    VL-R-103

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                           Investment
                                                                             Income     Expense      Total
Divisions                                  Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------
Dreyfus IP MidCap Stock Portfolio -
   Initial Shares - Continued
   Platinum Investor Survivor II            4,400    $12.11    $   53,278     0.36%       0.75%      30.74%
Dreyfus VIF Developing Leaders Portfolio
   - Initial Shares
   Corporate America                       12,360     10.38       128,308     0.03%       0.35%      31.23%
   Platinum Investor I & II               405,482     12.59     5,106,276     0.03%       0.75%      30.71%
   Platinum Investor III                  377,518      9.70     3,660,894     0.03%       0.70%      30.77%
   Platinum Investor PLUS                  14,951     10.47       156,515     0.04%       0.70%      30.77%
   Platinum Investor Survivor              58,620     10.37       608,130     0.04%       0.40%      31.16%
   Platinum Investor Survivor II           43,134     11.38       490,913     0.04%       0.75%      30.71%
Dreyfus VIF Quality Bond Portfolio -
   Initial Shares
   Corporate America                        7,084     12.97        91,852     4.08%       0.35%       4.58%
   Platinum Investor I & II               351,864     12.99     4,571,955     3.97%       0.75%       4.16%
   Platinum Investor III                  210,671     12.30     2,591,291     4.04%       0.70%       4.21%
   Platinum Investor PLUS                  12,455     10.90       135,822     4.16%       0.70%       4.21%
   Platinum Investor Survivor              22,659     12.96       293,621     4.08%       0.40%       4.52%
   Platinum Investor Survivor II            4,881     10.95        53,463     4.05%       0.75%       4.16%
Fidelity VIP Asset Manager Portfolio -
   Service Class 2
   AG Legacy Plus                          13,924     10.24       142,609     2.47%       0.75%      16.78%
   Platinum Investor I & II               194,550      9.75     1,896,730     3.14%       0.75%      16.78%
   Platinum Investor III                  146,922      9.72     1,428,653     2.37%       0.70%      16.84%
   Platinum Investor PLUS                   7,471     11.12        83,043     1.34%       0.70%      16.84%
   Platinum Investor Survivor               8,861      9.86        87,351     3.52%       0.40%      17.19%
   Platinum Investor Survivor II            7,874     10.86        85,505     2.22%       0.75%      16.78%
Fidelity VIP Contrafund Portfolio -
   Service Class 2
   AG Legacy Plus                          37,472     10.85       406,531     0.24%       0.75%      27.24%
   Corporate America                        5,102      9.63        49,147     0.29%       0.35%      27.75%
   Platinum Investor I & II               275,267      9.51     2,618,131     0.26%       0.75%      27.24%
   Platinum Investor III                  578,962      9.38     5,432,050     0.23%       0.70%      27.30%
   Platinum Investor PLUS                  28,350     11.23       318,302     0.09%       0.70%      27.30%
   Platinum Investor Survivor              37,768      9.62       363,221     0.54%       0.40%      27.68%
   Platinum Investor Survivor II            8,993     11.84       106,506     0.19%       0.75%      27.24%
Fidelity VIP Equity-Income Portfolio -
   Service Class 2
   AG Legacy Plus                          53,210      9.98       531,275     1.36%       0.75%      29.06%
   Corporate America                       19,278     10.22       197,063     1.46%       0.35%      29.57%
   Platinum Investor I & II               301,311     10.09     3,041,231     1.46%       0.75%      29.06%
   Platinum Investor III                  618,890     10.10     6,252,170     1.23%       0.70%      29.12%
   Platinum Investor PLUS                  28,808     10.88       313,370     0.72%       0.70%      29.12%
   Platinum Investor Survivor              65,789     10.21       671,430     2.70%       0.40%      29.51%
   Platinum Investor Survivor II           31,375     11.04       346,431     1.49%       0.75%      29.06%
Fidelity VIP Growth Portfolio - Service
   Class 2
   AG Legacy Plus                          25,346      7.93       201,055     0.10%       0.75%      31.55%
   Corporate America                        5,536      6.72        37,208     0.10%       0.35%      32.08%
   Platinum Investor I & II               301,685      6.64     2,002,210     0.10%       0.75%      31.55%
   Platinum Investor III                  806,359      6.57     5,300,495     0.09%       0.70%      31.62%
   Platinum Investor PLUS                  35,338     10.58       373,837     0.03%       0.70%      31.62%
   Platinum Investor Survivor              84,756      6.71       568,779     0.20%       0.40%      32.01%
   Platinum Investor Survivor II           33,499      9.41       315,255     0.11%       0.75%      31.55%
Fidelity VIP Mid Cap Portfolio - Service
   Class 2
   Platinum Investor I & II                13,930     14.00       194,978     0.00%       0.75%      39.97%
   Platinum Investor III                    7,590     14.00       106,267     0.00%       0.70%      40.01%
   Platinum Investor PLUS                   1,083     14.00        15,161     0.00%       0.70%      40.01%

                                    VL-R-104

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                             Investment
                                                                               Income     Expense      Total
Divisions                                  Units   Unit Value   Net Assets   Ratio (a)   Ratio (b)  Return (c)
--------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap Portfolio - Service
   Class 2 - Continued
   Platinum Investor Survivor II              646    $14.00    $     9,039      0.00%       0.75%      39.97%
Franklin Templeton Franklin Small Cap
   Fund - Class 2
   AG Legacy Plus                          21,351      6.34        135,309      0.00%       0.75%      36.22%
Franklin Templeton Franklin Small Cap
   Value Securities Fund - Class 2
   Platinum Investor I & II                   823     13.27         10,925      0.00%       0.75%      32.71%
   Platinum Investor III                   13,920     13.28        184,793      0.01%       0.70%      32.75%
   Platinum Investor PLUS                   2,274     13.28         30,194      0.00%       0.70%      32.75%
   Platinum Investor Survivor                 954     13.30         12,687      0.00%       0.40%      33.02%
   Platinum Investor Survivor II              407     13.27          5,400      0.00%       0.75%      32.71%
Franklin Templeton Franklin U.S.
   Government Fund - Class 2
   Platinum Investor I & II                29,978     11.09        332,384      4.44%       0.75%       1.45%
   Platinum Investor III                  993,247     11.10     11,023,739      4.48%       0.70%       1.50%
   Platinum Investor PLUS                  32,257     10.74        346,310      8.97%       0.70%       1.50%
   Platinum Investor Survivor                 307     11.17          3,422      9.35%       0.40%       1.81%
   Platinum Investor Survivor II            4,440     11.09         49,231      2.42%       0.75%       1.45%
Franklin Templeton Mutual Shares
   Securities Fund - Class 2
   Platinum Investor I & II                24,270     10.88        264,074      0.65%       0.75%      24.21%
   Platinum Investor III                  498,453     10.89      5,428,832      1.01%       0.70%      24.28%
   Platinum Investor PLUS                   9,047     10.71         96,887      0.81%       0.70%      24.28%
   Platinum Investor Survivor               2,452     10.96         26,861      0.59%       0.40%      24.65%
   Platinum Investor Survivor II           16,089     10.88        175,057      0.99%       0.75%      24.21%
Franklin Templeton Templeton Foreign
   Securities Fund - Class 2
   AG Legacy Plus                          13,455      8.43        113,465      1.09%       0.75%      31.23%
   Platinum Investor I & II                54,774     10.55        578,054      1.04%       0.75%      31.23%
   Platinum Investor III                  514,133     10.56      5,431,242      1.63%       0.70%      31.29%
   Platinum Investor PLUS                   4,611     10.21         47,094      0.83%       0.70%      31.29%
   Platinum Investor Survivor               5,955     10.63         63,285      0.15%       0.40%      31.69%
   Platinum Investor Survivor II           26,168     10.55        276,165      1.34%       0.75%      31.23%
Goldman Sachs VIT Capital Growth Fund -
   Institutional Shares
   Platinum Investor I & II                14,861      8.55        127,035      0.00%       0.75%       2.21%
   Platinum Investor III                   16,224      8.56        138,901      0.00%       0.70%       2.22%
   Platinum Investor PLUS                     115     10.46          1,202      0.00%       0.70%       2.22%
   Platinum Investor Survivor             740,038      8.64      6,394,727      0.00%       0.40%       2.23%
   Platinum Investor Survivor II          202,510      9.08      1,839,317      0.00%       0.75%       2.21%
Janus Aspen International Growth
   Portfolio - Service Shares
   Corporate America                        3,219      6.78         21,839      1.12%       0.35%      34.06%
   Platinum Investor I & II                84,575      6.70        566,508      0.97%       0.75%      33.53%
   Platinum Investor III                  184,544      6.65      1,227,085      0.93%       0.70%      33.60%
   Platinum Investor PLUS                   3,647     10.66         38,856      0.94%       0.70%      33.60%
   Platinum Investor Survivor              35,446      6.77        240,071      1.09%       0.40%      34.00%
   Platinum Investor Survivor II            4,343     10.53         45,738      1.20%       0.75%      33.53%
Janus Aspen Mid Cap Growth Portfolio -
   Service Shares
   Corporate America                        2,344      4.50         10,540      0.00%       0.35%      34.29%
   Platinum Investor I & II                52,305      4.44        232,264      0.00%       0.75%      33.76%
   Platinum Investor III                  377,143      4.33      1,633,083      0.00%       0.70%      33.82%
   Platinum Investor PLUS                   6,125     11.31         69,306      0.00%       0.70%      33.82%
   Platinum Investor Survivor              29,454      4.49        132,254      0.00%       0.40%      34.23%
   Platinum Investor Survivor II              996     10.11         10,066      0.00%       0.75%      33.76%
Janus Aspen Worldwide Growth Portfolio -
   Service Shares
   Corporate America                       10,759      6.34         68,223      0.91%       0.35%      23.25%

                                    VL-R-105

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                            Investment
                                                                              Income     Expense      Total
Divisions                                  Units   Unit Value   Net Assets   Ratio (a)  Ratio (b)  Return (c)
-------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio -
   Service Shares - Continued
   Platinum Investor I & II               128,751    $ 6.26     $  806,098     0.94%      0.75%      22.76%
   Platinum Investor III                  314,555      6.20      1,951,654     0.84%      0.70%      22.82%
   Platinum Investor PLUS                   8,332      9.91         82,556     0.88%      0.70%      22.82%
   Platinum Investor Survivor              36,703      6.33        232,358     0.94%      0.40%      23.19%
   Platinum Investor Survivor II           28,353      9.49        269,186     0.61%      0.75%      22.76%
JPMorgan Mid Cap Value Portfolio
   Platinum Investor I & II                    39     12.37            482     0.00%      0.75%      23.67%
   Platinum Investor III                    9,332     12.37        115,457     0.00%      0.70%      23.72%
   Platinum Investor PLUS                     139     12.37          1,723     0.00%      0.70%      23.72%
   Platinum Investor Survivor II              359     12.37          4,435     0.00%      0.75%      23.67%
JPMorgan Small Company Portfolio
   Platinum Investor I & II                24,698      9.04        223,279     0.00%      0.75%      34.96%
   Platinum Investor III                   62,123      8.89        552,395     0.00%      0.70%      35.03%
   Platinum Investor PLUS                   1,545     11.07         17,103     0.00%      0.70%      35.03%
   Platinum Investor Survivor               1,101      9.14         10,060     0.00%      0.40%      35.43%
   Platinum Investor Survivor II              469     11.62          5,450     0.00%      0.75%      34.96%
MFS VIT Capital Opportunities Series -
   Initial Class
   Corporate America                        3,396      6.05         20,562     0.21%      0.35%      26.94%
   Platinum Investor I & II               123,819      5.98        740,269     0.26%      0.75%      26.44%
   Platinum Investor III                  351,732      6.03      2,121,183     0.22%      0.70%      26.50%
   Platinum Investor PLUS                  13,208     10.16        134,162     0.13%      0.70%      26.50%
   Platinum Investor Survivor              42,350      6.05        256,019     0.22%      0.40%      26.88%
   Platinum Investor Survivor II            2,444      9.26         22,624     0.23%      0.75%      26.44%
MFS VIT Emerging Growth Series - Initial
   Class
   AG Legacy Plus                           9,716      9.57         92,944     0.00%      0.75%      29.25%
   Corporate America                        1,272      4.40          5,594     0.00%      0.35%      29.77%
   Platinum Investor I & II               707,829      9.31      6,592,132     0.00%      0.75%      29.25%
   Platinum Investor III                  710,798      4.93      3,503,311     0.00%      0.70%      29.32%
   Platinum Investor PLUS                  10,988     10.38        114,037     0.00%      0.70%      29.32%
   Platinum Investor Survivor             128,450      4.39        564,347     0.00%      0.40%      29.71%
   Platinum Investor Survivor II            2,081      8.93         18,588     0.00%      0.75%      29.25%
MFS VIT New Discovery Series - Initial
   Class
   AG Legacy Plus                          11,867      7.40         87,852     0.00%      0.75%      32.72%
   Corporate America                        4,165      8.03         33,449     0.00%      0.35%      33.25%
   Platinum Investor I & II               118,366      7.93        938,613     0.00%      0.75%      32.72%
   Platinum Investor III                  209,507      7.76      1,626,577     0.00%      0.70%      32.79%
   Platinum Investor PLUS                   7,988     10.55         84,253     0.00%      0.70%      32.79%
   Platinum Investor Survivor              12,890      8.02        103,356     0.00%      0.40%      33.18%
   Platinum Investor Survivor II           20,459     10.17        208,046     0.00%      0.75%      32.72%
MFS VIT Research Series - Initial Class
   Corporate America                        3,197      6.60         21,110     0.49%      0.35%      24.27%
   Platinum Investor I & II                45,499      6.52        296,621     0.62%      0.75%      23.77%
   Platinum Investor III                  127,774      6.49        829,360     0.60%      0.70%      23.84%
   Platinum Investor PLUS                   3,326     10.26         34,120     0.32%      0.70%      23.84%
   Platinum Investor Survivor              10,143      6.59         66,864     0.69%      0.40%      24.21%
   Platinum Investor Survivor II            3,856      9.56         36,872     0.50%      0.75%      23.77%
MFS VIT Total Return Series - Initial
   Class
   AG Legacy Plus                         133,539      5.64        752,783     1.61%      0.75%      15.45%
Neuberger Berman AMT Mid-Cap Growth
   Portfolio - Class I
   Corporate America                        1,001      5.61          5,612     0.00%      0.35%      27.62%

                                    VL-R-106

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                           Investment
                                                                             Income     Expense      Total
Divisions                                  Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth
   Portfolio - Class I - Continued
   Platinum Investor I & II                51,089    $ 5.54    $  282,942     0.00%      0.75%      27.11%
   Platinum Investor III                  246,565      5.44     1,342,011     0.00%      0.70%      27.18%
   Platinum Investor PLUS                   9,135     10.15        92,709     0.00%      0.70%      27.18%
   Platinum Investor Survivor              14,189      5.60        79,457     0.00%      0.40%      27.56%
   Platinum Investor Survivor II            6,290      9.32        58,612     0.00%      0.75%      27.11%
Neuberger Berman AMT Partners Portfolio
   - Class I
   AG Legacy Plus                          12,144      9.60       116,594     0.00%      0.75%      34.08%
Oppenheimer Balanced Fund/VA -
   Non-Service Shares
   Platinum Investor I & II                     2     11.87            18     0.00%      0.75%      18.74%
   Platinum Investor III                    5,675     11.88        67,413     0.00%      0.70%      18.78%
   Platinum Investor PLUS                     491     11.88         5,829     0.00%      0.70%      18.78%
   Platinum Investor Survivor                 433     11.90         5,158     0.00%      0.40%      19.02%
   Platinum Investor Survivor II            3,197     11.87        37,965     0.00%      0.75%      18.74%
Oppenheimer Global Securities Fund/VA -
   Non-Service Shares
   Platinum Investor I & II                 2,681     14.22        38,121     0.00%      0.75%      42.19%
   Platinum Investor III                    7,964     14.22       113,286     0.00%      0.70%      42.24%
   Platinum Investor PLUS                     254     14.22         3,614     0.00%      0.70%      42.24%
   Platinum Investor Survivor               1,271     14.25        18,122     0.00%      0.40%      42.53%
   Platinum Investor Survivor II              316     14.22         4,494     0.00%      0.75%      42.19%
Oppenheimer High Income Fund/VA -
   Non-Service Shares
   AG Legacy Plus                           6,177     11.57        71,478     9.13%      0.75%      23.03%
PIMCO VIT Real Return Portfolio -
   Administrative Class
   AG Legacy Plus                          46,648     12.95       604,251     2.34%      0.75%       8.04%
   Corporate America                        2,415     14.29        34,504     2.87%      0.35%       8.47%
   Platinum Investor I & II               115,773     14.11     1,633,587     2.41%      0.75%       8.04%
   Platinum Investor III                  357,225     14.16     5,058,921     2.55%      0.70%       8.10%
   Platinum Investor PLUS                  19,594     11.96       234,262     2.38%      0.70%       8.10%
   Platinum Investor Survivor              55,992     14.27       798,850     2.66%      0.40%       8.42%
   Platinum Investor Survivor II           12,541     12.12       152,019     2.32%      0.75%       8.04%
PIMCO VIT Short-Term Portfolio -
   Administrative Class
   Corporate America                       15,920     11.19       178,227     1.65%      0.35%       1.69%
   Platinum Investor I & II               198,676     11.05     2,196,210     2.23%      0.75%       1.29%
   Platinum Investor III                  136,457     11.06     1,509,539     1.59%      0.70%       1.34%
   Platinum Investor PLUS                   5,065     10.30        52,148     1.40%      0.70%       1.34%
   Platinum Investor Survivor              22,482     11.18       251,288     1.66%      0.40%       1.64%
   Platinum Investor Survivor II           29,761     10.40       309,375     1.79%      0.75%       1.29%
PIMCO VIT Total Return Portfolio -
   Administrative Class
   AG Legacy Plus                          35,437     11.94       423,015     2.68%      0.75%       4.26%
   Corporate America                        6,930     12.67        87,796     3.00%      0.35%       4.68%
   Platinum Investor I & II               258,775     12.51     3,237,164     2.85%      0.75%       4.26%
   Platinum Investor III                  437,126     12.57     5,495,000     2.98%      0.70%       4.31%
   Platinum Investor PLUS                  24,496     10.96       268,413     2.72%      0.70%       4.31%
   Platinum Investor Survivor              51,352     12.65       649,546     2.80%      0.40%       4.63%
   Platinum Investor Survivor II           52,389     11.07       579,689     3.31%      0.75%       4.26%
Putnam VT Diversified Income Fund -
   Class IB
   AG Legacy Plus                           8,850     12.66       112,000     8.11%      0.75%      19.15%
   Corporate America                      294,605     12.87     3,792,813     7.25%      0.35%      19.63%
   Platinum Investor I & II                89,892     12.22     1,098,789     9.11%      0.75%      19.15%
   Platinum Investor III                   57,820     13.09       756,793     6.90%      0.70%      19.21%
   Platinum Investor PLUS                   4,230     12.13        51,314     3.90%      0.70%      19.21%

                                    VL-R-107

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                           Investment
                                                                             Income     Expense      Total
Divisions                                  Units   Unit Value  Net Assets   Ratio (a)  Ratio (b)  Return (c)
-------------------------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund -
   Class IB - Continued
   Platinum Investor Survivor               4,357    $12.87    $   56,062     8.28%      0.40%      19.57%
   Platinum Investor Survivor II              122     12.47         1,524     0.00%      0.75%      19.15%
Putnam VT Growth and Income Fund -
   Class IB
   Corporate America                      371,886     10.16     3,778,936     1.40%      0.35%      26.94%
   Platinum Investor I & II               509,573     10.57     5,386,247     1.85%      0.75%      26.43%
   Platinum Investor III                  467,361      9.54     4,459,408     1.57%      0.70%      26.49%
   Platinum Investor PLUS                  13,002     10.68       138,850     1.12%      0.70%      26.49%
   Platinum Investor Survivor              70,398     10.15       714,878     1.73%      0.40%      26.87%
   Platinum Investor Survivor II            4,092     10.48        42,897     1.32%      0.75%      26.43%
Putnam VT International Growth and
   Income Fund - Class IB
   Corporate America                        1,334      9.20        12,264     0.00%      0.35%      37.37%
   Platinum Investor I & II               239,580     10.72     2,568,951     1.40%      0.75%      36.82%
   Platinum Investor III                  198,598      9.49     1,884,181     1.43%      0.70%      36.89%
   Platinum Investor PLUS                   4,529     11.15        50,500     0.85%      0.70%      36.89%
   Platinum Investor Survivor              43,197      9.19       396,996     2.62%      0.40%      37.30%
   Platinum Investor Survivor II           12,397     12.12       150,271     1.33%      0.75%      36.82%
Putnam VT Small Cap Value Fund -
   Class IB
   AG Legacy Plus                          25,739     15.81       407,015     0.33%      0.75%      48.53%
Putnam VT Vista Fund - Class IB
   AG Legacy Plus                          15,464      4.73        73,086     0.00%      0.75%      32.17%
Putnam VT Voyager Fund - Class IB
   AG Legacy Plus                          48,322      5.52       266,775     0.37%      0.75%      23.98%
Safeco RST Core Equity Portfolio
   Platinum Investor I & II               276,177      8.77     2,421,492     0.89%      0.75%      23.85%
   Platinum Investor III                   63,936      7.64       488,773     1.08%      0.70%      23.91%
   Platinum Investor PLUS                     838     10.47         8,774     1.36%      0.70%      23.91%
   Platinum Investor Survivor              32,237      7.31       235,796     1.04%      0.40%      24.28%
   Platinum Investor Survivor II              187      9.24         1,733     1.11%      0.75%      23.85%
Safeco RST Growth Opportunities
   Portfolio
   Corporate America                        3,371      8.87        29,895     0.00%      0.35%      42.44%
   Platinum Investor I & II               396,491      8.69     3,446,391     0.00%      0.75%      41.87%
   Platinum Investor III                  120,957      9.29     1,124,048     0.00%      0.70%      41.95%
   Platinum Investor PLUS                   3,567     10.04        35,811     0.00%      0.70%      41.95%
   Platinum Investor Survivor              17,018      8.86       150,834     0.00%      0.40%      42.37%
   Platinum Investor Survivor II           23,243     10.41       242,035     0.00%      0.75%      41.87%
Scudder VIT EAFE Equity Index Fund -
   Class A
   Legacy Plus                                 --      8.30            --     0.00%      0.75%      32.36%
Scudder VIT Equity 500 Index Fund -
   Class A
   Legacy Plus                              1,670      9.25        15,448     1.15%      0.75%      27.20%
SunAmerica Aggressive Growth Portfolio -
   Class 1
   Platinum Investor I & II                 7,575      9.99        75,636     0.00%      0.75%      27.50%
   Platinum Investor III                   14,418      9.99       144,087     0.00%      0.70%      27.56%
   Platinum Investor PLUS                   1,974     10.61        20,949     0.00%      0.70%      27.56%
   Platinum Investor Survivor II              329      9.99         3,284     0.00%      0.75%      27.50%
SunAmerica - SunAmerica Balanced
   Portfolio - Class 1
   Platinum Investor I & II                   195     10.11         1,968     2.38%      0.75%      14.26%
   Platinum Investor III                   28,434     10.12       287,813     2.66%      0.70%      14.31%
   Platinum Investor PLUS                   6,452     10.44        67,366     3.13%      0.70%      14.31%
   Platinum Investor Survivor II              407     10.11         4,119     0.00%      0.75%      14.26%

                                    VL-R-108

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                             Investment
                                                                               Income     Expense      Total
Divisions                                   Units    Unit Value  Net Assets  Ratio (a)  Ratio (b)  Return (c)
-------------------------------------------------------------------------------------------------------------
UIF Equity Growth Portfolio - Class I
   Shares
   Platinum Investor I & II                 326,206    $ 9.60    $3,130,767    0.00%      0.75%      23.99%
   Platinum Investor III                     66,650      6.44       429,207    0.00%      0.70%      24.06%
   Platinum Investor PLUS                     1,975     10.26        20,256    0.00%      0.70%      24.06%
   Platinum Investor Survivor                30,141      6.12       184,561    0.00%      0.40%      24.43%
   Platinum Investor Survivor II                141      9.06         1,280    0.00%      0.75%      23.99%
UIF High Yield Portfolio - Class I
   Shares
   Platinum Investor I & II                 126,400     10.25     1,295,523    0.00%      0.75%      24.77%
   Platinum Investor III                     20,941     10.62       222,461    0.00%      0.70%      24.83%
   Platinum Investor PLUS                       432     11.86         5,121    0.00%      0.70%      24.83%
   Platinum Investor Survivor                24,802      9.93       246,395    0.00%      0.40%      25.21%
   Platinum Investor Survivor II              3,683     11.58        42,672    0.00%      0.75%      24.77%
VALIC Company I International Equities
   Fund
   AG Legacy Plus                            14,398      7.02       101,091    1.46%      0.75%      28.67%
   Platinum Investor I & II                 122,430      9.01     1,102,745    1.35%      0.75%      28.67%
   Platinum Investor III                     67,471      7.79       525,299    1.44%      0.70%      28.73%
   Platinum Investor PLUS                     3,724     10.19        37,962    2.18%      0.70%      28.73%
   Platinum Investor Survivor                12,165      6.88        83,664    1.61%      0.40%      29.12%
   Platinum Investor Survivor II                347     10.60         3,680    1.13%      0.75%      28.67%
VALIC Company I Mid Cap Index Fund
   AG Legacy Plus                            19,915     11.17       222,472    0.66%      0.75%      34.11%
   Corporate America                          6,985     12.09        84,411    0.67%      0.35%      34.65%
   Platinum Investor I & II                 473,968     16.56     7,850,709    0.65%      0.75%      34.11%
   Platinum Investor III                    355,307     10.88     3,864,025    0.67%      0.70%      34.18%
   Platinum Investor PLUS                    15,183     11.20       169,998    0.77%      0.70%      34.18%
   Platinum Investor Survivor                65,007     12.08       785,117    0.67%      0.40%      34.58%
   Platinum Investor Survivor II             34,488     12.22       421,438    0.63%      0.75%      34.11%
VALIC Company I Money Market I Fund
   AG Legacy Plus                            54,423     10.51       572,075    0.59%      0.75%      -0.15%
   Corporate America                          5,236     10.89        57,007    0.20%      0.35%       0.25%
   Legacy Plus                                1,003     11.07        11,107    0.60%      0.75%      -0.15%
   Platinum Investor I & II               1,187,067     11.59    13,752,956    0.59%      0.75%      -0.15%
   Platinum Investor III                  1,157,750     10.43    12,072,544    0.64%      0.70%      -0.10%
   Platinum Investor PLUS                    98,210     10.02       983,952    0.77%      0.70%      -0.10%
   Platinum Investor Survivor               380,198     10.88     4,136,738    0.58%      0.40%       0.20%
   Platinum Investor Survivor II            506,784     10.05     5,091,299    0.62%      0.75%      -0.15%
VALIC Company I Nasdaq-100 Index Fund
   Platinum Investor I & II                 175,463      4.44       778,806    0.00%      0.75%      48.16%
   Platinum Investor III                    458,384      4.36     1,998,388    0.00%      0.70%      48.24%
   Platinum Investor PLUS                     5,849     12.50        73,115    0.00%      0.70%      48.24%
   Platinum Investor Survivor                20,392      4.49        91,524    0.00%      0.40%      48.68%
   Platinum Investor Survivor II                162      9.41         1,520    0.00%      0.75%      48.16%
VALIC Company I Science & Technology
   Fund
   Platinum Investor I & II                  49,200      3.95       194,220    0.00%      0.75%      50.34%
   Platinum Investor III                    164,694      3.91       644,460    0.00%      0.70%      50.42%
   Platinum Investor PLUS                     2,392     12.13        29,006    0.00%      0.70%      50.42%
   Platinum Investor Survivor                13,270      3.99        52,968    0.00%      0.40%      50.87%
   Platinum Investor Survivor II                702      9.11         6,393    0.00%      0.75%      50.34%
VALIC Company I Small Cap Index Fund
   Corporate America                          4,923     11.46        56,403    0.54%      0.35%      45.95%
   Platinum Investor I & II                 132,279     11.31     1,496,516    0.51%      0.75%      45.37%

                                    VL-R-109

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Divisions) and total returns for the year ended December 31, 2003 are as follows:

                                                                             Investment
                                                                               Income     Expense      Total
Divisions                                   Units    Unit Value  Net Assets  Ratio (a)  Ratio (b)  Return (c)
-------------------------------------------------------------------------------------------------------------
VALIC Company I Small Cap Index Fund -
   Continued
   Platinum Investor III                    150,669    $11.13    $1,677,464    0.50%      0.70%      45.44%
   Platinum Investor PLUS                     7,881     11.78        92,804    0.50%      0.70%      45.44%
   Platinum Investor Survivor                26,367     11.44       301,623    0.51%      0.40%      45.88%
   Platinum Investor Survivor II              1,939     12.67        24,572    0.55%      0.75%      45.37%
VALIC Company I Stock Index Fund
   AG Legacy Plus                            40,926      7.61       311,432    1.31%      0.75%      27.24%
   Corporate America                         14,966      7.59       113,624    1.35%      0.35%      27.75%
   Platinum Investor I & II               1,600,529     10.43    16,687,793    1.31%      0.75%      27.24%
   Platinum Investor III                  2,468,374      7.89    19,467,096    1.39%      0.70%      27.31%
   Platinum Investor PLUS                    42,167     10.81       455,713    1.42%      0.70%      27.31%
   Platinum Investor Survivor               685,168      7.59     5,198,479    1.33%      0.40%      27.69%
   Platinum Investor Survivor II            172,218     10.06     1,733,298    1.28%      0.75%      27.24%
Van Kampen LIT Emerging Growth Portfolio
   - Class I
   AG Legacy Plus                            13,282      4.47        59,393    0.00%      0.75%      26.39%
Van Kampen LIT Government Portfolio -
   Class I
   AG Legacy Plus                            13,082     12.48       163,224    4.12%      0.75%       0.99%
Van Kampen LIT Growth and Income
   Portfolio - Class I
   Platinum Investor I & II                 178,503     10.51     1,876,564    0.86%      0.75%      27.07%
   Platinum Investor III                    155,250     10.52     1,633,472    0.92%      0.70%      27.14%
   Platinum Investor PLUS                     9,593     10.72       102,840    0.39%      0.70%      27.14%
   Platinum Investor Survivor                15,154     10.57       160,247    1.05%      0.40%      27.52%
   Platinum Investor Survivor II              4,494     10.51        47,245    0.19%      0.75%      27.07%
Vanguard VIF High Yield Bond Portfolio
   Platinum Investor I & II                  73,461     11.85       870,269    5.46%      0.75%      16.00%
   Platinum Investor III                    203,425     11.93     2,427,400    4.89%      0.70%      16.05%
   Platinum Investor PLUS                     9,286     11.47       106,560    3.50%      0.70%      16.05%
   Platinum Investor Survivor                71,234     11.98       853,280    6.64%      0.40%      16.40%
   Platinum Investor Survivor II              3,152     11.75        37,022    4.95%      0.75%      16.00%
Vanguard VIF REIT Index Portfolio
   Corporate America                          3,843     17.00        65,316    4.03%      0.35%      35.01%
   Platinum Investor I & II                  79,522     16.78     1,334,528    3.21%      0.75%      34.47%
   Platinum Investor III                    239,528     16.78     4,019,190    3.13%      0.70%      34.54%
   Platinum Investor PLUS                    14,257     12.62       179,968    3.25%      0.70%      34.54%
   Platinum Investor Survivor                21,216     16.97       360,003    3.42%      0.40%      34.94%
   Platinum Investor Survivor II              9,515     14.62       139,141    2.95%      0.75%      34.47%

                                   VL-R-110

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

(a) These amounts represent the dividends, excluding capital gain distributions from mutual funds, received by the Division from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that result in direct reduction in the unit value. The recognition of investment income by the Division is affected by the timing of the declaration of dividends by the underlying fund in which the Divisions invest.

(b) These amounts represent the annualized policy expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each year indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(c) These amounts represent the total return for the years indicated, including changes in the value of the underlying Division, and reflect deductions for those expenses that result in a direct reduction to unit values. The total return does not include policy charges deducted directly from account values. For the years ended December 31, 2007, 2006, 2005, 2004, and 2003, a total return was calculated using the initial unit value for the Division if the Division became an available investment option during the year and the underlying Fund was not available at the beginning of the year.

     *    Fund Name Changes

     2004
     . Effective May 1, 2004, Oppenheimer Multiple Strategies Fund/VA - Non-Service Shares changed its name to Oppenheimer Balanced Fund/VA-Non-Service Shares.

     2005

     . Effective May 1, 2005, Franklin Templeton Franklin Small Cap Fund - Class 2 changed its name to Franklin Templeton Franklin Small-Mid Cap Growth Securities Fund - Class 2.

     2006
     . Effective August 15, 2006, Van Kampen LIT Emerging Growth Portfolio - Class I changed its name to Van Kampen LIT Strategic Growth Portfolio
          - Class I.
     . Effective December 1, 2006, Credit Suisse Small Cap Growth Portfolio changed its name to Credit Suisse Small Cap Core I Portfolio.

     2007
     . Effective May 1, 2007, MFS VIT Capital Opportunities Series - Initial Class changed its name to MFS VIT Core Equity Series - Initial Class.
     . Effective May 1, 2007, SunAmerica - SunAmerica Balanced Portfolio - Class 1 changed its name to SunAmerica Balanced Portfolio - Class 1.

                                    VL-R-111

NOTE H. EVENTS SUBSEQUENT TO THE DATE OF INDEPENDENT AUDITOR'S REPORT
(UNAUDITED)

Events Related to AIG

In September 2008, the Company's ultimate parent, American International Group, Inc. ("AIG") experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("New York Fed"). Under the credit facility agreement, AIG has agreed to issue a new series of perpetual, non-redeemable Convertible Participating Serial Preferred Stock (the "Convertible Participating Preferred Stock") to a trust that will hold the Convertible Participating Preferred Stock for the benefit of the United States Treasury. The Convertible Participating Preferred Stock will from issuance (i) be entitled to participate in any dividends paid on the common stock with the payments attributable to the Convertible Participating Preferred Stock being approximately, but not in excess of, 79.9% of the aggregate dividends paid on AIG's common stock, treating the Convertible Participating Preferred Stock as if converted and
(ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and will hold approximately, but not in excess of, 79.9% of the aggregate voting power of the common stock, treating the Convertible Participating Preferred Stock as if converted.

The credit facility is secured by a pledge of the capital stock and assets of certain of AIG subsidiaries, subject to exclusions for certain property the pledge of which is not permitted by AIG debt instruments, as well as exclusions of assets of regulated subsidiaries, assets of foreign subsidiaries and assets of special purpose vehicles.

On October 3, 2008, AIG indicated its intent to refocus on its core property and casualty insurance businesses, generate sufficient liquidity to repay the outstanding balance of its loan from the New York Fed and address its capital structure. AIG plans to retain its U.S. property and casualty and foreign general insurance businesses and to retain a continuing ownership interest in its foreign life insurance operations. AIG is exploring divestiture opportunities for its remaining businesses and assets, including the Company.

On October 8, 2008, certain of AIG's domestic life insurance subsidiaries entered into a securities lending agreement with the New York Fed (the "Fed Securities Lending Agreement"), providing that the New York Fed will borrow, on an overnight basis on commercial terms and conditions, investment grade fixed income securities from these AIG subsidiaries in return for cash collateral. Prior to this arrangement, draw downs under the existing Fed Facility were used, in part, to settle securities lending transactions. AIG understands that the New York Fed is prepared to borrow securities to extend the currently outstanding lending obligations of these AIG subsidiaries when those obligations are not rolled over or replaced by transactions with other unaffiliated market participants. These securities borrowings by the New York Fed will allow AIG to replenish liquidity to the securities lending program on an as-needed basis while providing the New York Fed with a perfected security interest in these third party securities. As of November 5, 2008, the total value of securities lending payables in the domestic program amounted to $34.2 billion, with $19.9 billion of this amount payable to the New York Fed under the Fed Securities Lending Agreement.

In its quarterly report on Form 10-Q for the quarter ended September 30, 2008, and in its subsequent announcements, AIG described certain plans to provide stability to its businesses and to provide for the timely repayment of the Fed Facility, which include the following:

   .   On November 25, 2008, the United States Treasury purchased from AIG
       $40 billion liquidation preference of newly-issued, fixed-rate cumulative perpetual preferred stock (the "TARP Preferred Stock") under the United States Treasury's Troubled Asset Relief Program ("TARP"). The TARP Preferred Stock is in addition to the Convertible Participating Preferred Stock related to the Fed Facility. AIG is required to use the net proceeds from the sale of the TARP Preferred Stock to repay a portion of the outstanding balance under the Fed Facility. In connection with the issuance of the TARP Preferred Stock, AIG will also issue a 10-year warrant to the United States Treasury exercisable for a number of shares of common stock of AIG equal to two percent of the issued and outstanding shares of common stock on the date of the issuance (in connection with the issuance of the warrant, the voting, dividend and conversion rights of the Convertible Participating Preferred Stock will be reduced from 79.9 percent to 77.9 percent.)

   . AIG and the New York Fed agreed to amend the Fed Credit Facility to, among other things, (i) provide that the total commitment under the Fed Facility following the issuance of the TARP Preferred Stock shall be $60 billion; (ii) reduce the interest rate payable on outstanding borrowings under the Fed Facility from three-month LIBOR (not less than 3.5 percent) plus 8.5 percent per annum to three-month LIBOR (not less than 3.5 percent) plus 3.0 percent per annum; (iii) reduce the fee payable on undrawn amounts from 8.5 percent per annum to
       0.75 percent per annum; and (iv) extend the term of the Fed Facility from two years to five years.

   . AIG and the New York Fed expect to establish a facility under which approximately $40 billion principal amount of residential mortgage-backed securities ("RMBS") related to AIG's U.S. securities lending program will be transferred by certain AIG insurance subsidiaries, including the Company, to a newly-formed limited liability company ("RMBS LLC") that will be financed by the New York Fed and AIG. Proceeds to the insurance company subsidiaries, together with other AIG funds, will be used to return all cash collateral posted by securities borrowers, including the New York Fed. After all collateral is returned, AIG's U.S. securities lending program will be terminated.

   . On December 2, 2008, AIG announced the establishment of a facility with the New York Fed in which a newly-formed limited liability company will offer to purchase multi-sector collateralized debt obligations ("CDOs") from the counterparties, who will, concurrently with such purchase, terminate the related credit default swaps issued by AIG Financial Products Corp. and its subsidiaries ("AIGFP"). As of December 2, 2008, the new entity has purchased approximately $46.1 billion principal amount of such CDOs, and terminated the associated notional amount of related credit default swap transactions. After the closing date of such purchases, AIGFP will not be subject to any further collateral calls related to the terminated credit default swaps.

In addition to the transfer of the RMBS assets to RMBS LLC (as described above), AIG and the Participants expect to monetize the remaining collateral investments related to the program that are not RMBS ("Non-RMBS Assets") through the purchase of such Non-RMBS Assets at fair value by certain participants in the program, including the Company.

Proceeds to the domestic securities lending collateral account from the RMBS transaction described above, together with other AIG funds (including proceeds from the sale of the non-RMBS Assets), will be used to return cash collateral posted by securities borrowers, including the New York Fed. After all collateral is returned, the domestic securities lending program is expected to be terminated.

The implementation of RMBS LLC and the purchase of the Non-RMBS Assets by certain participants in the domestic securities lending program are subject to approval of the relevant state insurance commissioners.

MANAGEMENT OF THE COMPANY HAS DETERMINED THAT THESE EVENTS DO NOT HAVE A MATERIAL IMPACT ON THE FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT.

            Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of American General Life Insurance Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholder's equity, of comprehensive
(loss) income and of cash flows present fairly, in all material respects, the financial position of American General Life Insurance Company and its subsidiaries (the "Company"), an indirect, wholly owned subsidiary of American International Group, Inc., at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
April 29, 2008

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                                                        December 31,
                                                                  -------------------------
                                                                      2007         2006
                                                                  ------------ ------------
                                                                       (In Thousands)
Assets
Investments:
   Fixed maturity securities, available for sale, at fair value
     (cost: 2007 -$48,237,992; 2006 - $49,672,653)                $ 48,613,346 $ 50,811,516
   Hybrid securities, at fair value
     (cost: 2007 -$119,906; 2006 - $159,623)                           125,799      154,304
   Fixed maturity securities, trading, at fair value
     (cost: 2007 -$115,653; 2006 - $150,863)                           114,578      147,820
   Equity securities, available for sale, at fair value
     (cost: 2007 -$109,358; 2006 - $42,908)                            152,825       83,314
   Equity securities, trading, at fair value
     (cost: 2007 -$1,000; 2006 - $1,000)                                 1,000        1,000
   Mortgage loans on real estate,
     (net of allowance: 2007 - $0; 2006 - $4,206)                    6,383,814    4,918,215
   Policy loans                                                      1,846,859    1,820,277
   Investment real estate                                               40,503       34,086
   Partnerships and other invested assets                            3,948,654    2,594,772
   Aircraft (net of accumulated depreciation:
       2007 - $231,621; 2006 - $173,220)                               841,081      887,818
   Securities lending collateral                                    19,010,383   17,344,914
   Short-term investments                                              475,541       42,485
   Derivative assets, at fair value                                     39,999       32,386
                                                                  ------------ ------------
Total investments                                                   81,594,382   78,872,907
Cash and cash equivalents                                              460,939      247,344
Restricted cash                                                         20,025       18,433
Investment in AIG
  (cost - $8,597 in 2007 and 2006)                                      47,232       58,056
Notes receivable from affiliates                                       827,395      748,239
Accrued investment income                                              736,271      745,413
Reinsurance receivables                                              1,128,526    1,049,662
Accounts receivable                                                    126,452      111,998
Deferred policy acquisition costs and cost of insurance purchased    5,809,879    5,228,469
Deferred sales inducements                                             127,115       82,128
Other assets                                                           442,300      299,447
Assets held in separate accounts                                    32,314,673   30,272,167
                                                                  ------------ ------------
Total assets                                                      $123,635,189 $117,734,263
                                                                  ============ ============

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                                                                                            December 31,
                                                                                     --------------------------
                                                                                         2007          2006
                                                                                     ------------  ------------
                                                                                           (In Thousands)
Liabilities, Minority Interest and Shareholder's Equity
Liabilities:
   Future policy benefits                                                            $ 12,885,637  $ 11,630,686
   Policyholder contract deposits                                                      43,034,351    42,641,713
   Other policy claims and benefits payable                                               384,115       269,560
   Other policyholders' funds                                                           1,868,306     1,546,548
   Income taxes payable                                                                   727,779     1,333,177
   Notes payable
       To affiliates, net                                                                 213,706       213,275
       To third parties, net                                                               87,187        97,914
   Securities lending payable                                                          20,607,521    17,344,914
   Other liabilities                                                                    1,178,409     1,153,358
   Derivative liabilities                                                                 157,826       114,414
   Liabilities related to separate accounts                                            32,314,673    30,272,167
                                                                                     ------------  ------------
Total liabilities                                                                     113,459,510   106,617,726
Minority interest                                                                         121,779       110,227
Shareholder's equity:
   Preferred stock, $100 par value, 8,500 shares authorized, issued and
     outstanding                                                                              850           850
   Common stock, $10 par value, 600,000 shares authorized, issued and
     outstanding                                                                            6,000         6,000
   Additional paid-in capital                                                           3,684,416     3,664,906
   Accumulated other comprehensive (loss) income                                         (436,740)      699,465
   Retained earnings                                                                    6,799,374     6,635,089
                                                                                     ------------  ------------
Total shareholder's equity                                                             10,053,900    11,006,310
                                                                                     ------------  ------------
Total liabilities, minority interest and shareholder's equity                        $123,635,189  $117,734,263
                                                                                     ============  ============

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                       Consolidated Statement of Income

                                                                    Years ended December 31,
                                                               ----------------------------------
                                                                  2007        2006        2005
                                                               ----------  ----------  ----------
                                                                         (In Thousands)
Revenues:
   Premiums and other considerations                           $2,048,661  $2,011,958  $1,973,340
   Net investment income                                        4,153,034   3,955,439   3,621,306
   Net realized investment losses                                (805,666)   (289,654)    (52,851)
   Insurance charges                                              689,004     789,722     742,445
   Other                                                          618,578     363,235     418,866
                                                               ----------  ----------  ----------
Total revenues                                                  6,703,611   6,830,700   6,703,106
Benefits and expenses:
   Policyholders' benefits                                      2,765,143   2,785,681   2,418,067
   Interest credited on policyholder contract deposits          1,773,964   1,540,987   1,527,010
   Insurance acquisition and other operating expenses           1,150,134   1,034,346   1,149,897
                                                               ----------  ----------  ----------
Total benefits and expenses                                     5,689,241   5,361,014   5,094,974
Income before income tax expense and minority interest expense  1,014,370   1,469,686   1,608,132
Income tax expense:
   Current                                                        123,990     387,854     243,542
   Deferred                                                       117,042       4,451     137,039
                                                               ----------  ----------  ----------
Total income tax expense                                          241,032     392,305     380,581
                                                               ----------  ----------  ----------
Income before minority interest expense                           773,338   1,077,381   1,227,551
Minority interest expense                                          (8,536)     (4,487)     (3,591)
                                                               ----------  ----------  ----------
Net income                                                     $  764,802  $1,072,894  $1,223,960
                                                               ==========  ==========  ==========

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                Consolidated Statement of Shareholder's Equity

                                                                                  Years ended December 31,
                                                                           -------------------------------------
                                                                               2007         2006         2005
                                                                           -----------  -----------  -----------
                                                                                       (In Thousands)
Preferred stock:
   Balance at beginning and end of year                                    $       850  $       850  $       850
Common stock:
   Balance at beginning and end of year                                          6,000        6,000        6,000
Additional paid-in capital:
   Balance at beginning of year                                              3,664,906    3,627,638    3,619,068
       Capital contributions from Parent Company                                19,510       37,268        8,570
                                                                           -----------  -----------  -----------
   Balance at end of year                                                    3,684,416    3,664,906    3,627,638
                                                                           -----------  -----------  -----------
Accumulated other comprehensive (loss) income:
   Balance at beginning of year                                                699,465      909,440    1,443,524
       Other comprehensive loss                                             (1,136,205)    (209,975)    (534,084)
                                                                           -----------  -----------  -----------
   Balance at end of year                                                     (436,740)     699,465      909,440
                                                                           -----------  -----------  -----------
Retained earnings:
   Balance at beginning of year                                              6,635,089    5,765,544    4,982,264
       Net income                                                              764,802    1,072,894    1,223,960
       Dividends                                                              (550,680)    (208,213)    (440,680)
       Cumulative effect of accounting change, net of tax (Note 2.12)          (49,837)       4,864           --
                                                                           -----------  -----------  -----------
   Balance at end of year                                                    6,799,374    6,635,089    5,765,544
                                                                           -----------  -----------  -----------
Total shareholder's equity                                                 $10,053,900  $11,006,310  $10,309,472
                                                                           ===========  ===========  ===========

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

             Consolidated Statement of Comprehensive (Loss) Income

                                                              Years ended December 31,
                                                        ------------------------------------
                                                            2007        2006         2005
                                                        -----------  ----------  -----------
                                                                   (In Thousands)
Net income                                              $   764,802  $1,072,894  $ 1,223,960
Other comprehensive (loss) income:
   Net unrealized losses on invested assets arising
     during the current period                           (2,780,698)   (727,274)  (1,219,750)
   Deferred income tax benefit on above changes             982,291     262,804      434,211
   Reclassification adjustment for net realized losses
     included in net income                                 825,120     233,792      107,754
   Deferred income tax expense on above changes            (292,650)    (86,655)     (38,195)
   Adjustment to deferred acquisition costs and
     deferred sales inducements                             200,145     167,126      282,895
   Deferred income tax expense on above changes             (70,413)    (59,768)    (100,999)
                                                        -----------  ----------  -----------
   Other comprehensive loss                              (1,136,205)   (209,975)    (534,084)
                                                        -----------  ----------  -----------
Comprehensive (loss) income                             $  (371,403) $  862,919  $   689,876
                                                        ===========  ==========  ===========

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                     Consolidated Statement of Cash Flows

                                                                                            Years ended December 31,
                                                                                    ----------------------------------------
                                                                                        2007          2006          2005
                                                                                    ------------  ------------  ------------
                                                                                                 (In Thousands)
Operating activities
Net Income                                                                          $    764,802  $  1,072,894  $  1,223,960
Interest credited on policyholder contract deposits                                    1,773,964     1,540,987     1,527,010
Fees charged for policyholder contract deposits                                         (882,525)     (633,006)     (586,665)
Increase in reserves due to system migration                                               1,000       154,500            --
Amortization of deferred policy acquisition costs and cost of insurance purchased        382,912       263,405       396,393
Amortization of deferred sales inducements                                                 7,664         4,513         3,016
Net realized investment losses                                                           805,666       289,654        52,851
Equity in income of partnerships and other invested assets                               (87,816)     (124,707)        6,042
Depreciation and amortization                                                             39,238        45,739        47,684
Flight equipment depreciation                                                             58,555        55,158        52,679
Amortization (accretion) of net premium/discount on investments                         (147,084)     (110,268)     (131,986)
Provision for deferred income taxes                                                       71,858        18,862       132,075
Change in:
   Trading securities, at fair value                                                      21,601        16,576      (133,000)
   Hybrid securities, at fair value                                                          662        34,038            --
   Accrued investment income                                                               9,143       (22,156)      (16,022)
   Deferral of deferred policy acquisition costs, cost of insurance purchased, and
     sales inducements                                                                  (816,828)     (962,741)     (850,609)
   Future policy benefits                                                              1,237,441     1,284,909     1,160,850
   Other policyholders' funds                                                           (590,994)      (13,608)      (39,137)
   Income taxes currently receivable/payable                                             (37,640)       38,828       112,412
   Accounts and notes receivable                                                         (81,695)        4,011       (28,869)
   Indebtedness to/from affiliate                                                        (45,736)       28,451        71,907
   Other assets                                                                          (51,957)      (21,782)       (6,891)
   Other liabilities                                                                     233,578       (14,164)       12,410
Other, net                                                                                29,122       (13,074)      (14,970)
                                                                                    ------------  ------------  ------------
       Net cash provided by operating activities                                       2,694,931     2,937,019     2,991,140
Purchase of:
   Fixed maturity and equity securities                                              (13,525,501)  (15,275,152)  (29,515,824)
   Mortgage loans on real estate                                                      (2,134,071)   (1,668,919)     (777,498)
   Flight equipment                                                                      (12,238)       (6,252)       (4,792)
   Other investments, excluding short-term investments                                (4,346,622)   (3,161,742)   (2,183,746)
Sales of:
   Fixed maturity and equity securities                                               11,127,729    10,960,656    24,400,134
   Other investments, excluding short-term investments                                 3,123,450     2,347,450     1,641,305
Redemptions and maturities of:
   Fixed maturity and equity securities                                                3,266,127     3,096,616     2,892,220
   Mortgage loans on real estate                                                         721,098       446,777       409,130
   Other investments, excluding short-term investments                                        --        22,395            --
Sales and purchases of property, equipment and software, net                             (70,656)       (8,036)      (10,035)
Change in short-term investments                                                        (433,056)       41,735       (20,889)
Change in securities lending collateral                                               (3,168,710)   (1,443,757)   (2,887,152)
                                                                                    ------------  ------------  ------------
       Net cash used in investing activities                                          (5,452,450)   (4,648,229)   (6,057,147)

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                     Consolidated Statement of Cash Flows

                                                             Years ended December 31,
                                                      -------------------------------------
                                                          2007         2006         2005
                                                      -----------  -----------  -----------
                                                                  (In Thousands)
Policyholder account deposits                           4,228,729    5,052,464    4,920,881
Net exchanges to/from variable accounts                   (90,000)     218,000      251,000
Policyholder account withdrawals                       (3,726,177)  (4,520,311)  (4,380,366)
Claims and annuity payments                              (136,267)    (180,916)    (142,868)
Repayment of indebtedness to affiliates                   (67,391)     (72,906)     (67,736)
Change in restricted cash                                  (1,592)        (728)         942
Security deposits on flight equipment                       8,349          728         (942)
Change in securities lending payable                    3,262,607    1,443,757    2,887,153
Contribution of minority interest holders                   8,536        4,487        3,591
Cash capital contribution from Parent Company              35,000           --           --
Dividend paid to Parent Company                          (550,680)    (208,213)    (440,680)
                                                      -----------  -----------  -----------
       Net cash provided by financing activities        2,971,114    1,736,362    3,030,975
Increase (decrease) in cash and cash equivalents          213,595       25,152      (35,032)
Cash and cash equivalents at beginning of period          247,344      222,192      257,224
                                                      -----------  -----------  -----------
Cash and cash equivalents at end of period            $   460,939  $   247,344  $   222,192
                                                      ===========  ===========  ===========

SUPPLEMENTAL CASH FLOW INFORMATION                                                       --
   Income taxes paid                                  $        --  $        --  $   121,904

   Interest paid                                      $    37,352  $    42,283  $    44,952

         See accompanying notes to consolidated financial statements.

                    American General Life Insurance Company

                  Notes to Consolidated Financial Statements

                               December 31, 2007

1. Nature of Operations

American General Life Insurance Company, including its wholly owned subsidiaries ("AGL" or the "Company"), is a wholly owned subsidiary of AGC Life Insurance Company ("Parent Company"), and its ultimate parent is American International Group, Inc. ("AIG").

The Company offers a broad portfolio of universal life, variable universal life, whole life, term life, accident and health, structured settlements, and fixed and variable annuities throughout the United States of America. The Company serves the estate planning needs of middle- and upper-income households and the life insurance needs of small- to medium-sized businesses. The Company, through its subsidiaries American General Life Companies ("AGLC") and American General Enterprise Services ("AGES"), and AGL's wholly owned broker-dealer subsidiary American General Equity Services Corporation ("AGESC"), also provides support services to certain affiliated insurance companies. The financial results of The Variable Annuity Life Insurance Company ("VALIC"), a wholly owned subsidiary of the Company, are also included in these consolidated financial statements. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States of America.

On February 28, 2007, the Company acquired Matrix Direct, Inc. ("Matrix Direct"), a direct marketer of life insurance, from Protective Life Corporation. The transaction was accounted for as a purchase. The acquisition cost, less than 0.2% of the Company's equity, was not material.

2. Accounting Policies

2.1 Preparation of Financial Statements

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company, including its wholly owned subsidiaries and a variable interest entity (see below) in which the Company has a partial ownership interest. All significant intercompany accounts and transactions are eliminated in consolidation. Certain prior period items have been reclassified to conform to the current period's presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ, possibly materially, from those estimates.

The Company considers its most critical accounting estimates to be those with respect to future policy benefits for life and accident and health contracts, estimated gross profits for investment-oriented products, recoverability of deferred policy acquisition costs ("DAC"), fair value measurements of certain assets and liabilities, and other-than-temporary impairments in the value of investments.

The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance products. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. Continuing volatility in the credit markets may result in additional other-than-temporary impairments relating to the Company's fixed income investments and securities lending collateral. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; maintaining a large percentage of its portfolio in highly liquid securities; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income on variable product assets held in separate accounts.

                    American General Life Insurance Company

2.1 Preparation of Financial Statements (continued)

During the second half of 2007, disruption in the global credit markets, coupled with the repricing of credit risk, and the U.S. housing market deterioration, particularly in the fourth quarter, created increasingly difficult conditions in the financial markets. These conditions have resulted in greater volatility, less liquidity, widening of credit spreads and a lack of price transparency in certain markets and have made it more difficult to value certain of the Company's invested assets and the obligations and collateral relating to certain financial instruments issued or held by the Company.

Consolidation of Variable Interest Entity

On January 14, 2004, the Company purchased 43% of the non-voting preferred equity issued by Castle 2003-1 Trust ("Castle 1 Trust"), a Delaware special-purpose statutory trust established on November 21, 2003 (see Note 9). The business of Castle 1 Trust and its wholly owned subsidiaries is limited to acquiring, owning, leasing, maintaining, operating and selling commercial jet aircraft. The accounts of Castle 1 Trust have been included in these consolidated financial statements.

The impact of the consolidation of Castle 1 Trust on consolidated total assets and total liabilities as of December 31, 2007, 2006 and 2005, and on consolidated net income for the years then ended, was as follows (in thousands):

                                                     Eliminations/
                                                       Minority
                         The Company  Castle 1 Trust   Interest    Consolidated
                         ------------ -------------- ------------- ------------
December 31, 2007
   Total assets          $122,665,818   $  969,371     $     --    $123,635,189
   Total liabilities      112,722,410      615,321      121,779     113,459,510
   Net income                 748,559       24,779       (8,536)        764,802

December 31, 2006
   Total assets          $116,721,076   $1,013,187     $     --    $117,734,263
   Total liabilities      105,814,654      692,845      110,227     106,617,726
   Net income               1,064,357       13,024       (4,487)      1,072,894

December 31, 2005
   Total assets          $108,513,810   $1,058,451     $     --    $109,572,261
   Total liabilities       98,299,797      751,512      105,740      99,157,049
   Net income               1,217,128       10,423       (3,591)      1,223,960

2.2 Statutory Accounting

The Company and its wholly owned life insurance subsidiary are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly owned life insurance subsidiary did not have a material effect on statutory capital and surplus at December 31, 2007.

                    American General Life Insurance Company

2.2 Statutory Accounting (continued)

Statutory net income, capital and surplus of American General Life Insurance Company at December 31 was as follows (in thousands):

                                       2007       2006       2005
                                    ---------- ---------- ----------
Statutory net income                $  862,283 $  506,996 $  637,973
Statutory capital and surplus       $5,694,834 $5,447,528 $5,010,153

The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) certain assets (principally agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (d) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and (e) fixed maturity investments are carried at fair value rather than amortized cost.

In addition, statutory accounting principles require life insurance companies to establish an asset valuation reserve ("AVR") and an interest maintenance reserve ("IMR"). The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

2.3 Insurance Contracts

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, limited payment, endowment, guaranteed renewable term life, universal life, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

2.4 Investments

Cash and Short-Term Investments

Cash includes cash and cash equivalents with original maturities of three months or less. Short-term investments primarily include interest bearing cash accounts, commercial paper and money market investments, with maturities of between three months and one year.

Restricted Cash

Castle 1 Trust maintains restricted cash which primarily represents security deposits from lessees that are required to be segregated from other funds.

                    American General Life Insurance Company

2.4 Investments (continued)

Fixed Maturity and Equity Securities

Fixed maturity and equity securities classified as available-for-sale are recorded at fair value. Unrealized gains and losses, net of deferred taxes and amortization of deferred acquisition costs, are recorded as a separate component of other comprehensive income or loss within shareholder's equity. Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts on investments are amortized to investment income by using the interest method over the contractual lives or expected payment period of the investments. Dividend income on equity securities is generally recognized as income on the ex-dividend date.

The Company may elect to measure any hybrid financial instrument at fair value, with changes in fair value recognized in earnings, if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis at the acquisition or issuance date and is irrevocable.

Fixed maturity and equity securities classified as trading securities are carried at fair value, as it is the Company's intention to sell these securities in the near future. Realized and unrealized gains and losses are reflected in income currently within net realized investment gains and losses on the consolidated statement of income.

The Company regularly evaluates its investments for impairment. As a matter of policy, the determination that a security has incurred an other-than-temporary impairment ("OTTI") in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

In general, a security is considered a candidate for impairment if it meets any of the following criteria:

    . Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer);

    . The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims.

    . The probability of non-realization of a full recovery on its investment regardless of the occurrence of one of the foregoing events.

The above criteria also consider circumstances of a rapid and severe market valuation decline, such as that experienced in current credit markets, in which the Company could not reasonably assert that the recovery period would be temporary.

Once a security has been identified as impaired, the amount of such impairment is determined by reference to that security's contemporaneous market price, and recorded as a realized capital loss.

At each balance sheet date, the Company evaluates its securities holdings in an unrealized loss position. Where the Company does not intend to hold such securities until they have fully recovered their carrying value, based on the circumstances present at the date of evaluation, the Company records the unrealized loss in income. If events or circumstances change, such as unexpected changes in the creditworthiness of the obligor, unanticipated changes in interest rates, tax laws, statutory capital positions and liquidity events, among others, the Company revisits its intent. Further, if a loss is recognized from a sale subsequent to a balance sheet date pursuant to these unexpected changes in circumstances, the loss is recognized in the period in which the intent to hold the securities to recovery no longer existed.

                    American General Life Insurance Company

2.4 Investments (continued)

In periods subsequent to the recognition of an other-than-temporary impairment charge for fixed maturity securities, which is not credit or foreign exchange related, the Company generally accretes the discount or amortizes the premium resulting from the reduction in cost over the remaining life of the security.

Mortgage Loans

Mortgage loans are reported at the unpaid principal balance, net of any allowance for losses. The allowance for losses covers estimated losses based on the assessment of risk factors such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated costs to sell.

Interest on performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Interest on non-performing mortgage loans is recorded as income when received.

Policy Loans

Policy loans are reported at the aggregate unpaid principal balance. There is no allowance for policy loans as these loans serve to reduce the death benefits paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

Real Estate

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

Partnerships and Other Invested Assets

Partnerships in which the Company holds less than a five percent interest are carried at fair value and the change in fair value is recognized as a component of other comprehensive income. With respect to partnerships in which the Company holds in the aggregate a five percent or greater interest, or less than five percent interest but the Company has more than a minor influence over the operations of the investee, the Company's carrying value is the net asset value. The changes in such net asset values accounted for under the equity method are recorded in earnings through net investment income.

Other invested assets also include preferred equity investments in partially owned companies. Generally, the equity method of accounting is used for the Company's investment in companies in which the Company's ownership interest approximates 20 percent but is not greater than 50 percent. At December 31, 2007 and 2006, the Company's investments in partially owned companies included its 38.7% interest in the non-voting preferred equity of Castle 2003-2 Trust ("Castle 2 Trust"; see Note 9).

Aircraft owned by Castle 1 Trust are recorded at cost and depreciated on a straight-line basis, generally over estimated useful lives of 25 years from the date of manufacture to a residual value that is 15% of cost. Certain major additions and modifications to aircraft may be capitalized. The residual value estimates are reviewed periodically to ensure continued appropriateness. Aircraft are periodically reviewed for impairment and an impairment loss is recorded when the estimate of undiscounted future cash flows expected to be generated by the aircraft is less than its carrying value (net book value).

Realized gains and losses on the sale of investments are recognized in operations at the date of sale and are determined by using the specific cost identification method. Premiums and discounts on investments are amortized to investment income by using the interest method over the contractual lives or expected payment period of the investments.

                    American General Life Insurance Company

2.4 Investments (continued)

Securities Lending Collateral and Securities Lending Payable

The Company loans securities through a securities lending agreement with an affiliated lending agent, which authorizes the agent to lend securities held in the Company's portfolio to a list of authorized borrowers. The Company receives primarily cash collateral in an amount in excess of the market value of the securities loaned. The affiliated lending agent monitors the daily market value of securities loaned with respect to the collateral value and obtains additional collateral when necessary to ensure that collateral is obtained at a minimum of 102 percent of the value of the loaned securities. The collateral is held in a separate custodial account for the beneficial interest of the Company and other affiliated lenders, and is not available for the general use of the Company.

The collateral is reinvested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities are carried at fair value and accounted for in a manner consistent with other available-for-sale fixed maturity securities. Unrealized gains and losses on these collateral investments are reflected within accumulated other comprehensive income, net of deferred taxes, in shareholders' equity. Securities lending collateral investments are subject to review for OTTI using the same policy applied to other invested assets. The Company's allocated portion of income earned on the collateral investments, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, is recorded as investment income in the consolidated statement of income. The Company's allocated portion of any realized investment gains or losses on the collateral investments are recorded in the consolidated statement of income.

The fair values of securities subject to securities lending agreements were $20,202.8 million and $16,940.1 million as of December 31, 2007 and 2006, respectively, and are included in fixed maturity securities available for sale in the consolidated balance sheet at the respective balance sheet dates.

Dollar Roll Agreements

Throughout the year, the Company may enter into dollar roll agreements. These are agreements to sell mortgage-backed securities ("MBS") and to repurchase substantially similar securities at a specific price and date in the future. Dollar roll agreements are accounted for as sales of financial assets and forward repurchase commitments. Assets are removed from the consolidated balance sheet at the time of sale. The difference between sales proceeds and carrying values are recorded as realized gains or losses. The forward repurchase commitments are accounted for at fair value, and the changes in fair value are recorded as realized gains or losses. Assets are recorded at the time of purchase at fair value. Unsettled amounts on the purchase contracts are reflected in the consolidated balance sheet in other liabilities. At
December 31, 2007 and 2006, the Company had no dollar roll agreements outstanding.

Derivative Financial Instruments

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps, foreign currency swaps, index options (long and short positions) and futures contracts (short positions on U.S. treasury notes and U.S. long bonds). The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

The Company issues equity-indexed annuity and universal life products, which contain embedded derivatives associated with guarantees tied to certain indices. The Company purchases call options from the S&P 500 Index, the Dow Jones EURO STOXX 50 and the Hang Seng Index to offset the increase in its liabilities resulting from the equity-indexed features of these annuity products.

                    American General Life Insurance Company

2.4 Investments (continued)

The Company believes its hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting (see Note 11). The Company carries all derivatives at fair value in the consolidated balance sheet. Changes in the fair value of derivatives are reported as part of realized investment gains and losses in the consolidated statement of income.

2.5 Separate Accounts

Separate account assets and liabilities represent funds that are separately administered for variable annuities and variable universal life contracts, for which the investment risk lies solely with the contract holder, except to the extent of minimum guarantees made by the Company with respect to certain policies. Therefore, the Company's liability for these separate accounts equals the value of the separate account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in separate accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

The Company receives administrative fees and other fees for assuming mortality and certain expense risks. Such fees are included in insurance charges in the consolidated statement of income.

2.6 Deferred Policy Acquisition Costs ("DAC"), Cost of Insurance Purchased ("CIP") and Deferred Sales Inducements

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DAC. The cost assigned to certain insurance contracts in force at January 31, 1995, the date of American General Corporation's ("AGC") acquisition of Franklin Life Insurance Company, is reported as CIP.

DAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts are charged to expense in relation to the estimated gross profits of those contracts. If estimated gross profits change significantly, DAC and CIP balances are recalculated using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DAC or CIP amortization. DAC and CIP associated with all other insurance contracts are charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DAC at rates used to compute policyholder reserves, and on the unamortized balance of CIP at rates of 3.00 percent to 8.25 percent.

With respect to the Company's variable annuity contracts, the assumption for the long-term annual growth of the separate account assets used by the Company in the determination of DAC amortization is approximately 10 percent (the "long-term growth rate assumption"). The Company uses a "reversion to the mean" methodology which allows the Company to maintain this 10 percent long-term growth rate assumption, while also giving consideration to the effect of short-term swings in the equity markets. For example, if performance were 15 percent during the first year following the introduction of a product, the DAC model would assume that market returns for the following five years (the "short-term growth rate assumption") would approximate 9 percent, resulting in an average annual growth rate of 10 percent during the life of the product. Similarly, following periods of below 10 percent performance, the model will assume a short-term growth rate higher than 10 percent. An adjustment to DAC will occur if management considers the short-term growth rate (i.e., the growth rate required to revert to the mean 10 percent growth rate over a five-year period) to be unachievable.

The use of a reversion to the mean assumption is common within the industry; however, the parameters used in the methodology are subject to judgment and vary among companies. With respect to the Company's variable universal life policies, the assumption for the long-term growth of the separate account assets used by the Company in the determination of DAC amortization is approximately 9 percent, but no reversion to the mean adjustment is applied.

                    American General Life Insurance Company

2.6 Deferred Policy Acquisition Costs ("DAC"), cost of Insurance Purchased ("CIP") and Deferred Sales Inducements (continued)

DAC and CIP related to interest-sensitive products are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment, net of deferred taxes, is included in unrealized investment gains (losses) in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amounts of DAC and CIP at least annually. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

The Company currently offers sales inducements, which may include enhanced crediting rates or bonus payments to contract holders, on certain of its products. Sales inducements provided to the contract holder are recognized as part of the liability for policyholder contract deposits on the consolidated balance sheet. The cost of such sales inducements are deferred and amortized over the life of the policy using the same methodology and assumptions used to amortize DAC. To qualify for such accounting treatment, the bonus interest must be explicitly identified in the contract at inception, and the Company must demonstrate that such amounts are incremental to amounts the Company credits on similar contracts without bonus interest, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period.

2.7 Guaranteed Minimum Death Benefits

A majority of the Company's variable annuity products are issued with a death benefit feature which provides that, upon the death of a contract holder, the contract holder's beneficiary will receive the greater of (i) the contract holder's account value, or (ii) a guaranteed minimum death benefit that varies by product ("the GMDB"). Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals; or the principal invested, adjusted for withdrawals, accumulated with interest at rates up to 3 percent per annum (subject to certain caps). The GMDB has issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The Company provides reserves for future GMDB-related benefits. The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Changes in liabilities for minimum guarantees are included in policyholders' benefits in the consolidated statement of income.

The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to policyholders' benefits, if actual experience or other evidence suggests that earlier assumptions should be revised.

2.8 Premium Recognition

Premiums for traditional life insurance products are recognized when due. For limited-payment contracts, net premiums are recorded as revenue. The difference between the gross received and the net premium is deferred and recognized in a constant relationship to insurance in force for life insurance contracts and to the amount of expected future benefit payments for annuity contracts.

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges and are included in other revenue in the consolidated statement of income. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC. Variable annuity and variable universal life fees, asset management fees and surrender charges are recorded as income when earned. Net retained broker dealer commissions are recognized as income on a trade date basis.

                    American General Life Insurance Company

2.9 Reinsurance

The Company generally limits its exposure to loss on any single insured to $10.0 million by ceding additional risks through reinsurance contracts with other insurers. On an exception basis, the Company can increase its exposure to loss on any single insured up to $15.0 million. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability, as the Company remains primarily liable to the policyholder.

A receivable is recorded for reinsured benefits, both paid and pending, which are recoverable from the reinsurer. Total reinsurance recoverables on ceded reinsurance contracts are included in accounts receivable. Reinsurance premiums are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

2.10 Participating Policy Contracts

Participating life insurance accounted for approximately 1.3 percent of life insurance in force at December 31, 2007.

Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $49.8 million, $49.4 million and $56.4 million in 2007, 2006 and 2005, respectively, and were included as part of policyholders' benefits in the consolidated statement of income.

2.11 Income Taxes

Deferred taxes and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgement about the realizability of the related deferred tax asset is included in income.

                    American General Life Insurance Company

2.12 Recently Issued Accounting Standards

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides guidance on accounting for internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standard No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97"). SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 became effective on January 1, 2007 and generally affects the accounting for internal replacements occurring after that date. The adoption of this guidance did not have a material effect on the Company's consolidated financial condition or results of operations.

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of Statement No. 133 and 140" ("FAS 155"). FAS 155 allows the Company to include changes in fair value in earnings on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). The election to measure the hybrid instrument at fair value is irrevocable at the acquisition or issuance date. The Company elected to early adopt FAS 155 effective January 1, 2006 and apply FAS 155 fair value measurement to certain investments in its available for sale portfolio that existed at December 31, 2005. The effect of this adoption resulted in a $4.9 million aftertax ($7.5 million pretax) increase to retained earnings as of January 1, 2006.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The effective date of this implementation guidance is January 1, 2007. No increase in the liability for unrecognized tax benefits was required upon adoption. See Note 8 for additional FIN 48 disclosures.

In July 2006, the FASB issued FASB Staff Position No. 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction" ("FSP 13-2"). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting for the lease by the lessor, and directs that the tax assumptions be consistent with any FIN 48 uncertain tax position related to the lease. The Company adopted
FSP 13-2 on January 1, 2007. Upon adoption, the Company recorded a $49.8 million decrease to the opening balance of retained earnings, net of tax, to reflect the cumulative effect of this change in accounting.

                    American General Life Insurance Company

Future Application of Accounting Standards

The Company adopted Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("FAS 157") on January 1, 2008, its required effective date. FAS 157 must be applied prospectively, except that the difference between the carrying amount and fair value of a stand-alone derivative or hybrid instrument measured using the guidance in EITF 02-3 on recognition of a trading profit at the inception of a derivative, is to be applied as a cumulative-effect adjustment to opening retained earnings on January 1, 2008. The implementation of FAS 157 did not have a material effect on the Company's consolidated financial condition or consolidated results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company adopted FAS 159 on January 1, 2008, its required effective date. The Company did not make any fair value measurement elections upon initial adoption of FAS 159. The effect of FAS 159 on the Company's consolidated financial condition or results of operations prospectively directly depends on the nature and extent of eligible items elected to be measured at fair value

In June 2007, the AICPA issued SOP No. 07-1, "Clarification of the Scope of the Audit and Accounting Guide 'Audits of Investment Companies' and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 amends the guidance for whether an entity may apply the Audit and Accounting Guide, "Audits of Investment Companies" (the Guide) to Separate Accounts. In February 2008, the FASB issued an FSP indefinitely deferring the effective date of SOP 07-1.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 141 (revised 2007), "Business Combinations" ("FAS 141R"). FAS 141R changes the accounting for business combinations in a number of ways, including broadening the transactions or events that are considered business combinations, requiring an acquirer to recognize 100 percent of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity, recognizing contingent consideration arrangements at their acquisition-date fair values with subsequent changes in fair value generally reflected in income, and recognizing preacquisition loss and gain contingencies at their acquisition-date fair values, among other changes. FAS 141R is required to be adopted for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption is prohibited. The Company is currently evaluating the effect FAS 141R will have on its consolidated financial condition or consolidated results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51" ("FAS160"). FAS160 requires noncontrolling (i.e., minority) interests in partially owned consolidated subsidiaries to be classified in the consolidated balance sheet as a separate component of consolidated shareholders' equity. FAS160, also establishes accounting rules for subsequent acquisitions and sales of noncontrolling interests and how noncontrolling interests should be presented in the consolidated statement of income. The noncontrolling interests' share of subsidiary income should be reported as a part of consolidated net income with disclosure of the attribution of consolidated net income to the controlling and noncontrolling interests on the face of the consolidated statement of income.

                    American General Life Insurance Company

Future Application of Accounting Standards (continued)

FAS 160 is required to be adopted in the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for the Company) and earlier application is prohibited. FAS 160 must be adopted prospectively, except that noncontrolling interests should be reclassified from liabilities to a separate component of shareholders' equity and consolidated net income should be recast to include net income attributable to both the controlling and noncontrolling interests retrospectively. The Company is currently evaluating the effect FAS 160 will have on its consolidated financial condition or consolidated results of operations.

In March 2008, the FASB issued Statement of Financial Accounting Standard
No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("FAS 161"). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities. The new standard is effective for fiscal periods beginning after November 15, 2008.

3. Investments

3.1 Investment Income

Investment income by type of investment was as follows for the years ended December 31 (in thousands):

                                            2007        2006        2005
                                         ----------  ----------  ----------
Investment income:
   Fixed maturities                      $3,404,775  $3,393,034  $3,265,962
   Equity securities                          9,935       2,852       3,435
   Mortgage loans on real estate            389,556     287,872     273,270
   Investment real estate                    11,922      10,475       9,903
   Policy loans                             105,452     103,191     100,787
   Partnerships and other invested
     assets                                 239,441     158,014      19,816
   Short-term investments                    31,511      35,420      28,263
                                         ----------  ----------  ----------
Gross investment income                   4,192,592   3,990,858   3,701,436
Investment expenses                         (39,558)    (35,419)    (80,130)
                                         ----------  ----------  ----------
Net investment income                    $4,153,034  $3,955,439  $3,621,306
                                         ==========  ==========  ==========

The carrying value of investments that produced no investment income during 2007 was less than 0.1 percent of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

                    American General Life Insurance Company

3.2 Net Realized Investment Gains (Losses)

Realized gains (losses) by type of investment were as follows for the years ended December 31 (in thousands):

                                          2007       2006       2005
                                       ---------  ---------  ---------
Fixed maturities:
   Gross gains                         $ 125,453  $ 125,224  $ 204,217
   Gross losses                         (185,720)  (128,904)  (208,430)
                                       ---------  ---------  ---------
Total fixed maturities                   (60,267)    (3,680)    (4,213)
Equity securities:
   Gross gains                            11,549     17,272     32,750
   Gross losses                               --         (5)        --
Partnerships:
   Gross gains                             6,000      5,000      2,000
   Gross losses                               --    (14,000)    (2,000)
Derivatives:
   Gross gains                             4,672      2,000      5,162
   Gross losses                          (69,041)   (46,720)        --
Securities lending:
   Gross gains                                --         --         --
   Gross losses                         (194,892)        --         --
Other:
   Gross gains                            18,946     11,752     39,909
   Gross losses                           (1,835)   (39,011)    (4,859)
Other than temporary impairments        (520,798)  (222,262)  (121,600)
                                       ---------  ---------  ---------
Net realized investment gains (losses)  (805,666)  (289,654)   (52,851)
                                       =========  =========  =========

During 2007, 2006 and 2005, the Company's realized losses included write-downs of $520.8 million, $222.3 million and $121.6 million, respectively, for certain available-for-sale fixed maturity investments that experienced declines deemed other than temporary. The determination that a security has incurred an other-than-temporary decline in value and the amount of loss recognition requires the judgment of the Company's management and a continual review of its investments, as discussed in Note 2.

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities

Fixed maturity and equity securities classified as available-for-sale and securities lending collateral are reported at fair value. Cost or amortized cost and estimated fair value at December 31, 2007 and 2006 were as follows (in thousands):

                                      Cost or     Gross       Gross
                                     Amortized  Unrealized  Unrealized  Estimated
December 31, 2007                      Cost       Gains       Losses    Fair Value
-----------------                   ----------- ---------- -----------  -----------
Fixed maturities
   U.S. government obligations      $   156,774 $   37,104 $      (299) $   193,579
   Foreign government                   727,251     68,306      (8,811)     786,746
   Corporate securities              30,868,456  1,201,115    (590,037)  31,479,534
   Mortgage backed securities        13,403,286    187,056    (500,890)  13,089,452
   Other debt securities              3,010,063     91,388    (106,913)   2,994,538
   Redeemable preferred stock            72,162      1,035      (3,700)      69,497
                                    ----------- ---------- -----------  -----------
Total fixed maturities               48,237,992  1,586,004  (1,210,650)  48,613,346
                                    ----------- ---------- -----------  -----------
Equity securities                       109,358     43,479         (12)     152,825
Securities lending collateral        20,357,623        619  (1,347,859)  19,010,383
Investment in AIG                         8,597     38,635          --       47,232
                                    ----------- ---------- -----------  -----------
Total                               $68,713,570 $1,668,737 $(2,558,521) $67,823,786
                                    =========== ========== ===========  ===========

                                      Cost or     Gross       Gross
                                     Amortized  Unrealized  Unrealized  Estimated
December 31, 2006                      Cost       Gains       Losses    Fair Value
-----------------                   ----------- ---------- -----------  -----------
Fixed maturities
   U.S. government obligations      $   175,439 $   29,639 $      (856) $   204,222
   Foreign government                   709,116     87,008      (6,225)     789,899
   Corporate securities              32,331,649  1,287,187    (326,938)  33,291,898
   Mortgage backed securities        12,799,496    158,103    (136,714)  12,820,885
   Other debt securities              3,581,680     93,380     (42,851)   3,632,209
   Redeemable preferred stock            75,273      2,211      (5,081)      72,403
                                    ----------- ---------- -----------  -----------
Total fixed maturities               49,672,653  1,657,528    (518,665)  50,811,516
                                    ----------- ---------- -----------  -----------
Equity securities                        42,908     41,454      (1,048)      83,314
Securities lending collateral        17,344,914         --          --   17,344,914
Investment in AIG                         8,597     49,459          --       58,056
                                    ----------- ---------- -----------  -----------
Total                               $67,069,072 $1,748,441 $  (519,713) $68,297,800
                                    =========== ========== ===========  ===========

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities (continued)

Net unrealized gains (losses) on investments included in accumulated other comprehensive income in shareholder's equity at December 31, 2007 were as follows (in thousands):

                                                  2007        2006        2005
Fixed maturity and equity securities          -----------  ----------  ----------
 Available for sale:
   Gross unrealized gains                     $ 1,668,737  $1,748,441  $2,122,498
   Gross unrealized losses                     (2,562,521)   (519,713)   (398,799)
Net unrealized gains on other invested assets     243,402      76,468      74,979
DAC, CIP and sales inducements                    (24,680)   (224,825)   (391,951)
Deferred federal income taxes                     238,322    (380,906)   (497,287)
                                              -----------  ----------  ----------
Net unrealized gains (losses) on investments  $  (436,740) $  699,465  $  909,440
                                              ===========  ==========  ==========

The following table summarizes the Company's gross unrealized losses and estimated fair values on fixed maturity securities available for sale and equity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2007 and 2006 (in thousands):

                                      Less than 12 Months      12 Months or More             Total
                                    Estimated    Unrealized  Estimated   Unrealized Estimated    Unrealized
December 31, 2007                   Fair Value     Losses    Fair Value    Losses   Fair Value     Losses
-----------------                   ----------- -----------  ----------- ---------- ----------- -----------
Fixed maturities
   U.S. government obligations      $        -- $        --  $     2,628 $    (299) $     2,628 $      (299)
   Foreign government                   137,891      (6,540)      26,219    (2,271)     164,110      (8,811)
   Corporate securities               8,570,804    (304,278)   4,412,699  (285,759)  12,983,503    (590,037)
   Mortgage backed securities         2,964,644    (276,078)   3,520,414  (224,812)   6,485,058    (500,890)
   Other debt securities                807,000     (56,000)     705,738   (50,913)   1,512,738    (106,913)
   Redeemable preferred stock            16,813      (1,344)      21,473    (2,356)      38,286      (3,700)
                                    ----------- -----------  ----------- ---------  ----------- -----------
Total fixed maturities               12,497,152    (644,240)   8,689,171  (566,410)  21,186,323  (1,210,650)
                                    ----------- -----------  ----------- ---------  ----------- -----------
Equity securities                         1,850         (12)          --        --        1,850         (12)
Securities lending collateral        15,387,728  (1,224,546)   1,157,228  (123,313)  16,544,956  (1,347,859)
                                    ----------- -----------  ----------- ---------  ----------- -----------
Total                               $27,886,730 $(1,868,798) $ 9,846,399 $(689,723) $37,733,129 $(2,558,521)
                                    =========== ===========  =========== =========  =========== ===========

                                      Less than 12 Months      12 Months or More             Total
                                                 Unrealized              Unrealized              Unrealized
December 31, 2006                   Fair Value     Losses    Fair Value    Losses   Fair Value     Losses
-----------------                   ----------- -----------  ----------- ---------- ----------- -----------
Fixed maturities
   U.S. government obligations      $     9,408 $      (126) $     5,094 $    (730) $    14,502 $      (856)
   Foreign government                    10,164      (6,225)          --        --       10,164      (6,225)
   Corporate securities               4,813,579    (121,005)   6,086,339  (205,933)  10,899,918    (326,938)
   Mortgage backed securities         1,259,556     (15,702)   6,642,120  (121,012)   7,901,676    (136,714)
   Other debt securities                358,844      (6,061)   1,070,284   (36,790)   1,429,128     (42,851)
   Redeemable preferred stock            30,492      (5,081)          --        --       30,492      (5,081)
                                    ----------- -----------  ----------- ---------  ----------- -----------
Total fixed maturities                6,482,043    (154,200)  13,803,837  (364,465)  20,285,880    (518,665)
                                    ----------- -----------  ----------- ---------  ----------- -----------
Equity securities                         5,931      (1,048)          --        --        5,931      (1,048)
Securities lending collateral                --          --           --        --           --          --
                                    ----------- -----------  ----------- ---------  ----------- -----------
Total                               $ 6,487,974 $  (155,248) $13,803,837 $(364,465) $20,291,811 $  (519,713)
                                    =========== ===========  =========== =========  =========== ===========

                    American General Life Insurance Company

3.3 Fixed Maturity and Equity Securities (continued)

The Company regularly reviews its investments for possible impairments based on the criteria discussed in Note 2. The determination that a security has incurred an other-than-temporary decline in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments. As of December 31, 2007, all of the unrealized losses in the table shown above were considered to be temporary based on the results of this review.

The contractual maturities of fixed maturity securities at December 31, 2007 were as follows (in thousands):

                                                     Cost or
                                                    Amortized  Estimated
                                                      Cost     Fair Value
                                                   ----------- -----------
     Fixed maturity securities, excluding
       mortgage-backed securities:
        Due in one year or less                    $   447,332 $   453,929
        Due after one year though five years         4,979,130   5,208,665
        Due after five years though ten years        9,922,057  10,073,587
        Due after ten years                         19,486,187  19,787,713
     Mortgage-backed securities                     13,403,286  13,089,452
                                                   ----------- -----------
     Total fixed maturity securities               $48,237,992 $48,613,346
                                                   =========== ===========

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $16.3 billion, $16.4 billion and $29.5 billion, during 2007, 2006 and 2005, respectively.

At December 31, 2007, $44.1 million of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

                    American General Life Insurance Company

3.4 Mortgage Loans on Real Estate

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75 percent or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 2007 and 2006 (in thousands):

                                    Outstanding Percent of    Percent
                                      Amount      Total    Nonperforming
                                    ----------- ---------- -------------
December 31, 2007
Geographic distribution:
   South Atlantic                   $1,255,992     19.7%        0.0%
   Pacific                           1,574,438     24.7%        0.0%
   Mid-Atlantic                      1,577,556     24.7%        0.0%
   East North Central                  548,413      8.6%        0.0%
   Mountain                            402,083      6.3%        0.0%
   West South Central                  434,872      6.8%        0.0%
   East South Central                  256,663      4.0%        0.0%
   West North Central                  106,557      1.7%        0.0%
   New England                         206,076      3.2%        0.0%
   Other                                21,164      0.3%        0.0%
Allowance for losses                        --      0.0%        0.0%
                                    ----------    -----
Total                               $6,383,814    100.0%
                                    ==========    =====
Property type:
   Office                           $2,631,482     41.3%        0.0%
   Retail                            1,277,372     20.0%        0.0%
   Industrial                          678,070     10.6%        0.0%
   Apartments                          890,395     13.9%        0.0%
   Hotel/motel                         508,885      8.0%        0.0%
   Other                               397,610      6.2%        0.0%
Allowance for losses                        --      0.0%        0.0%
                                    ----------    -----
Total                               $6,383,814    100.0%
                                    ==========    =====

                    American General Life Insurance Company

3.4 Mortgage Loans on Real Estate (continued)

                                        Outstanding Percent of    Percent
                                          Amount      Total    Nonperforming
                                        ----------- ---------- -------------
    December 31, 2006
    Geographic distribution:
       South Atlantic                   $1,031,455     21.0%        0.0%
       Pacific                           1,105,137     22.4%        0.0%
       Mid-Atlantic                      1,243,973     25.3%        0.0%
       East North Central                  501,226     10.2%        2.6%
       Mountain                            196,097      4.0%        0.0%
       West South Central                  310,326      6.3%        0.0%
       East South Central                  241,600      4.9%        0.0%
       West North Central                   96,157      2.0%       11.5%
       New England                         174,664      3.6%        0.0%
       Canada                               21,786      0.4%        0.0%
    Allowance for losses                    (4,206)    -0.1%        0.0%
                                        ----------    -----
    Total                               $4,918,215    100.0%        0.5%
                                        ==========    =====
    Property type:
       Office                           $2,035,908     41.4%       24.0%
       Retail                            1,147,946     23.4%        0.0%
       Industrial                          467,101      9.5%        0.0%
       Apartments                          778,821     15.8%        0.0%
       Hotel/motel                         179,171      3.6%        0.0%
       Other                               313,474      6.4%        0.0%
    Allowance for losses                    (4,206)    -0.1%        0.0%
                                        ----------    -----
    Total                               $4,918,215    100.0%        0.5%
                                        ==========    =====

Impaired mortgage loans on real estate and related interest income is not material.

                    American General Life Insurance Company

4. Deferred Policy Acquisitions Costs, Cost of Insurance Purchased and Sales Inducements

The following reflects deferred policy acquisition costs and cost of insurance purchased which will be amortized against future income and the related current amortization charges to income, excluding certain amounts deferred and amortized in the same period (in thousands):

                                              2007        2006        2005
                                           ----------  ----------  ----------
Balance at January 1                       $4,877,000  $3,972,384  $3,260,541
   Capitalization                             766,076     921,193     833,211
   Accretion of interest/amortization        (411,794)   (188,138)   (375,941)
   Effect of unrealized (gains) losses on
     securities                               178,945     150,677     259,223
   Effect of realized (gains) losses on
     securities                                41,209      20,884      (4,650)
                                           ----------  ----------  ----------
Balance at December 31                     $5,451,436  $4,877,000  $3,972,384
                                           ==========  ==========  ==========

The Company periodically unlocks FAS 97 assumptions as necessary in accordance with GAAP. Depending on the product, DAC, unearned revenue reserves ("URR") and SOP 03-1 type reserves can be affected. During the fourth quarter of 2007, certain interest, lapse and expense assumptions were unlocked. The resulting decrease in DAC amortization of $32.2 million was effectively offset by increases in SOP 03-1 reserves and URR related to interest sensitive life products. The total 2007 impact was a $0.4 million increase to net liabilities. In 2006, DAC amortization decreased $134 million in connection with the valuation system migration of deferred annuities and interest sensitive life products.

A roll forward of the cost of insurance purchased ("CIP") for the years ended December 31 follows (in thousands):

                                                   2007      2006      2005
                                                 --------  --------  --------
Balance at January 1                             $351,469  $335,899  $324,920
   Deferral of renewal commissions                    101        --        --
   Accretion of interest/amortization             (11,445)   (5,970)   (9,561)
   Effect of unrealized (gains) losses on
     securities                                    19,200    18,449    23,672
   Effect of realized (gains) losses on
     securities                                      (882)    3,091    (3,132)
                                                 --------  --------  --------
Balance at December 31                           $358,443  $351,469  $335,899
                                                 ========  ========  ========

CIP amortization expected to be recorded in each of the next five years, from 2008 through 2012, is $11.3 million, $11.0 million, $10.6 million, $10.2 million, and $9.7 million, respectively.

Activity in deferred sales inducements for the years ended December 31 follows (in thousands):

                                                    2007      2006     2005
                                                  --------  -------  -------
Balance at January 1                              $ 82,128  $46,960  $27,692
   Deferrals                                        50,651   41,681   21,284
   Accretion of interest/amortization               (8,664)  (4,513)  (2,016)
   Effect of unrealized (gains) losses on
     securities                                      2,000   (2,000)      --
   Effect of realized (gains) losses on
     securities                                      1,000       --       --
                                                  --------  -------  -------
Balance at December 31                            $127,115  $82,128  $46,960
                                                  ========  =======  =======

During 2007 and 2006, the Company migrated certain blocks of reserves and deferred acquisition costs from various legacy valuation systems to a new valuation system, representing approximately $1.2 billion and $9.6 billion of reserves, as of December 31, 2007 and 2006 respectively, and $1.4 billion of DAC as of December 31,2006. The new system has the capability to refine estimates to a greater degree than previously possible using the older systems. This conversion resulted in an increase in GAAP reserves of $1.0 million as of December 31, 2007 and increases in reserves and DAC of $154.5 million and $136.3 million, respectively, as of December 31, 2006. The impact on pre-tax earnings was $1.0 million and $18.2 million for the years ended December 31, 2007 and 2006, respectively.

                    American General Life Insurance Company

5. Reserves for Guaranteed Benefits

Details concerning the Company's guaranteed minimum death benefit exposure including a return of net deposits plus a minimum return as of December 31, 2006 were as follows (in thousands):

                                                 2007         2006
                                             ------------ ------------
         Account value                       $ 48,252,208 $ 46,877,080
         Net amount at risk (a)                 1,052,868    1,322,330
         Average attained age of contract
           holders                                     57           57
         Range of guaranteed minimum return
           rates                              0.00%-3.00%  0.00%-3.00%
(a) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders died at the same balance sheet date.

The following summarizes the reserve for guaranteed benefits on variable contracts, which is reflected in the general account and reported in reserves for fixed annuity contracts on the consolidated balance sheet (in thousands):

                                                   2007     2006
                                                 -------  -------
             Balance at January 1                $ 5,338  $ 6,982
             Guaranteed benefits incurred         12,900    3,871
             Guaranteed benefits paid             (5,986)  (5,511)
                                                 -------  -------
             Balance at December 31              $12,252  $ 5,342
                                                 =======  =======

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2007 and 2006:

    . Data used was 1,000 stochastically generated investment performance scenarios.

    .  Mean investment performance assumption was 10%.

    .  Volatility assumption was 16%.

    .  Mortality was assumed to be 70% to 87.5% of the 1983a and Ult.M tables.

    . Lapse rates vary by contract type and duration and range from 5% to 25%, with an average of 16%.

    .  The discount rate was 8%.

                    American General Life Insurance Company

6. Future Life Policy Benefits and Policyholder Contract Deposits

Substantially all of the Company's insurance and annuity liabilities relate to long-duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

Future policy benefits and policyholder contract deposit liabilities were as follows at December 31 (in thousands):

                                                 2007        2006
                                              ----------- -----------
          Future policy benefits:
             Ordinary life                    $ 5,549,363 $ 5,190,640
             Group life                            50,693      25,202
             Life contingent group annuities       74,437      83,159
             Life contingent annuities          6,560,572   5,678,513
             Terminal funding                     386,831     394,000
             Accident and health                  263,741     259,172
                                              ----------- -----------
          Total                               $12,885,637 $11,630,686
                                              =========== ===========
          Policyholder contract deposits:
             Annuities                        $35,724,091 $35,656,145
             Corporate-owned life insurance       330,981     342,807
             Universal life                     6,806,218   6,460,694
             Other contract deposits              173,061     182,067
                                              ----------- -----------
          Total                               $43,034,351 $42,641,713
                                              =========== ===========

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Interest, mortality, and surrender assumptions vary by product and are generally based upon actual experience at the time of issue. Interest assumptions used to compute individual life reserves ranged from 1 percent to 11 percent.

The liability for policyholder contract deposits has been established based on various assumptions. Interest rates credited for deferred annuities vary by year of issuance and range from 2.4 percent to 11.0 percent. This range is applicable to deferred annuity contracts where the crediting rates are not directly based on equity market returns. Current declared interest rates are generally guaranteed to remain in effect for a period of one year, though some are guaranteed for longer periods. Withdrawal charges generally range from 0.0 percent to 20.0 percent, grading to zero over a period of 0 to 19 years. Interest rates on corporate-owned life insurance are guaranteed at 3.0 or 4.0 percent, depending on policy form, and the weighted average rate credited in 2007 was 4.27 percent.

7. Other Assets

Other assets consisted of the following (in thousands):

                                                        December 31,
                                                      -----------------
                                                        2007     2006
                                                      -------- --------
        Prepaid expenses                              $ 39,178 $ 37,875
        Goodwill                                        56,037   37,951
        Computer software, net                          71,108   72,566
        Accounts receivable from brokers                72,564   53,960
        Property and equipment, net                    112,208   60,012
        Other assets                                    91,205   37,083
                                                      -------- --------
        Total other assets                            $442,300 $299,447
                                                      ======== ========

                    American General Life Insurance Company

8. Federal Income Taxes

8.1 Tax Liabilities

Income tax liabilities were as follows (in thousands):

                                                December 31,
                                             -------------------
                                               2007      2006
                                             -------- ----------
                Current tax liability        $ 15,220 $   52,860
                Net deferred tax liabilities  712,559  1,280,317
                                             -------- ----------
                   Income tax payable        $727,779 $1,333,177
                                             ======== ==========

The components of deferred tax liabilities and assets at December 31 were as follows (in thousands):

                                                      2007         2006
                                                  -----------  -----------
    Deferred tax liabilities applicable to:
       Deferred policy acquisition costs          $ 1,615,479  $ 1,418,736
       Basis differential of investments               73,398      218,891
       Net unrealized gains on debt and equity
         securities available for sale                     --      380,906
       Capitalized EDP                                 24,775       25,305
       Prepaid expenses                                    --        5,102
       Other                                               --      239,478
                                                  -----------  -----------
    Total deferred tax liabilities                  1,713,652    2,288,418

    Deferred tax assets applicable to:
       Policy reserves                               (617,564)  (1,003,225)
       Net unrealized losses on debt and equity
         securities available for sale               (238,322)          --
       Other                                         (145,207)      (4,876)
                                                  -----------  -----------
    Total deferred tax assets                      (1,001,093)  (1,008,101)
                                                  -----------  -----------
    Net deferred tax liabilities                  $   712,559  $ 1,280,317
                                                  ===========  ===========

For the tax year ending December 31, 2007, the Company will join in the filing of a consolidated federal income tax return with AIG. The Company has a written agreement with AIG under which each subsidiary agrees to pay AIG an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. AIG agrees to pay each subsidiary for the tax benefits, if any, of net operating losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The Company adopted the provisions of FIN 48 on January 1, 2007. On the date of adoption, the Company did not record any adjustment for uncertain tax liabilities.

                    American General Life Insurance Company

8. Federal Income Taxes (continued)

8.1 Tax Liabilities (continued)

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

       Gross unrecognized tax benefits at December 31, 2006    $ 57,367
          Agreed audit adjustments with taxing authorities
            included in opening balance                           9,147
          Increases in tax positions for prior years              6,647
          Decreases in tax positions for prior years            (58,514)
                                                               --------
       Gross unrecognized tax benefits at December 31, 2007    $ 14,647
                                                               ========

At December 31, 2007, the Company's unrecognized tax benefits, excluding interest and penalties, were $14.6 million, which includes $2.6 million related to tax positions the disallowance of which would not affect the annual effective income tax rate.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At January 1, 2007 and December 31, 2007, the Company had accrued $2.2 million and $10.9 million, respectively, for the payment of interest and penalties. For the year ended December 31, 2007, the Company recognized $8.6 million of interest (net of federal benefit) and penalties in the statement of income.

The Internal Revenue Service ("IRS") is currently examining the Company's tax returns for the taxable years 2000 to 2002. Although the final outcome of any issues raised in examination is uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2000-2006 remain subject to examination by major tax jurisdictions.

8.2 Tax Expense

Components of income tax expense (benefit) for the years ended December 31 were as follows (in thousands):

                                                   2007      2006       2005
                                                 --------  --------  ---------
Income tax at statutory percentage of pretax
  income                                         $352,042  $512,820  $ 561,589
Non-conventional fuel source credits              (58,164)  (89,803)  (142,767)
Dividends received deduction                      (37,472)  (24,419)   (28,583)
Prior year corrections                            (22,721)    7,113    (10,989)
Other credits, taxes and settlements                7,347   (13,406)     1,331
                                                 --------  --------  ---------
Income tax expense                               $241,032  $392,305  $ 380,581
                                                 ========  ========  =========

                    American General Life Insurance Company

9. Transactions With Affiliates

Notes receivable from affiliates were as follows (in thousands):

                                          December 31, 2007    December 31, 2006
                                         -------------------- --------------------
                                         Par Value Fair Value Par Value Fair Value
                                         --------- ---------- --------- ----------
American General Corporation,
  9.375%, due 2008                       $     --   $     --  $  4,725   $  4,297
Transatlantic Holdings Inc.,
  Promissory notes, 5.75%, due 2015       164,000    163,175   164,000    163,358
AGC Life, Promissory notes,
  5.02%, due 2010                         116,000    116,000   116,000    116,000
American General Corporation,
  Promissory notes, 5.57%, due 2011       415,000    415,000   415,000    415,000
Castle Trust 2, Asset backed notes,
  5.26%, due 2026                          33,853     33,305    36,944     36,021
Castle Trust 2, Asset backed notes,
  8.26%, due 2026                           7,832      7,832    13,155     13,563
AIG Global Real Estate Investment Corp.,
  Mortgages assumed September 28, 2007     92,083     92,083        --         --
                                         --------   --------  --------   --------
Total notes receivable from affiliates   $828,768   $827,395  $749,824   $748,239
                                         ========   ========  ========   ========

Pursuant to a cost allocation agreement, the Company purchases administrative, investment management, accounting, marketing and data processing services from AIG or its subsidiaries. The allocation of costs for investment management services is based on the level of assets under management. The Company paid approximately $60.6 million, $69.9 million and $66.9 million for such services in 2007, 2006 and 2005, respectively. Accounts payable for such services at December 31, 2007 and 2006 were not material. The Company rents facilities and provides services on an allocated cost basis to various affiliates. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly owned, non-life insurance subsidiary, American General Life Companies ("AGLC"). AGLC provides shared services, including technology, to a number of AIG's life insurance subsidiaries. The Company received approximately $280.0 million, $354.8 million and $329.2 million for such services and rent in 2007, 2006 and 2005, respectively. Accounts receivable for rent and services at December 31, 2007 and 2006 were not material.

As a matter of Company policy, derivative contracts are generally executed with AIG Financial Products Corp. ("AIGFP"), an affiliated financial products company. From time to time, derivatives will be entered into with unaffiliated parties in conjunction with private placement investments.

Effective August 1, 2003, the Company and AIG Life Insurance Company of Bermuda ("AIGB") entered into a Cut-through Agreement pursuant to which insureds, their beneficiaries and owners were granted a direct right of action against the Company in the event AIGB becomes insolvent or otherwise cannot or refuses to perform its obligations under certain life insurance policies issued by AIGB. The Cut-through Agreement was approved by the Texas Department of Insurance. The amount of the retained liability on AIGB's books related to this agreement totaled $405,000 at December 31, 2007 and $340,000 at December 31, 2006. The Company believes the probability of loss under this agreement is remote.

                    American General Life Insurance Company

Effective June 23, 2003, the Company entered into a Cut-through Agreement with AIG Life of Canada ("AIGC") pursuant to which claimants were granted a direct right of action against the Company in the event AIGC becomes insolvent or otherwise cannot or refuses to perform its obligations under certain structured settlement contracts issued by AIGC. On November 6, 2003, the Company filed the Cut-through Agreement with the Texas Department of Insurance ("the Department"). In early 2005, the Company discussed this Cut-through Agreement with the Department and a reserve was established under these contracts that would not exceed $300 million without the consent of the Department. In 2007, the Company proposed entering into an agreement with AIGC to reinsure these obligations effective January 1, 2008, and filed the agreement for approval by the Department under the Texas Insurance Holding Company Act. The proposed reinsurance agreement, if approved, will incorporate the Cut-through Agreement as an endorsement. The reserves recorded by AIGC, related to these contracts, totaled $620.3 million at December 31, 2007 and $362.0 million at December 31, 2006. The Company believes the probability of loss under this agreement is remote.

On September 23, 2003, the Company purchased 68 percent of the non-voting preferred equity issued by Castle 2003-1 Trust ("Castle 1 Trust") for $182.3 million. The remaining non-voting preferred equity and 100 percent of the voting equity of Castle 1 Trust are held by affiliates of the Company. Castle 1 Trust is a Delaware statutory trust established on July 31, 2003. The business of Castle 1 Trust and its wholly owned subsidiaries is limited to buying, owning, leasing and selling a portfolio of commercial jets. Castle 1 Trust is consolidated in the Company's financial statements.

During 2004, the Company purchased 38.7% of the non-voting preferred equity issued by Castle Trust 2003-II ("Castle Trust 2") for $116.6 million. The remaining non-voting equity interest and 100% of the voting equity of Castle Trust are held by various affiliates of the Company. The business of Castle Trust 2, and its wholly owned subsidiaries, is limited to buying, owning, leasing and selling a portfolio of aircraft. The purchase was funded by a capital contribution received from AGC Life Insurance Company. The Company's investment in Castle Trust 2 is reported in partnerships on the consolidated balance sheet.

On January 14, 2004, the Company purchased $65 million of fixed-rate asset-backed notes issued by Castle Trust 2. The notes mature on November 15, 2026 and are included in notes receivable from affiliates on the consolidated balance sheet.

On December 29, 2004, the Company purchased from an affiliate, Ambler Holding Corp., all of the Class D membership interests in Spicer Energy II LLC ("Spicer"), which owned three synthetic fuel production facilities. The Company reported this investment in partnerships on the consolidated balance sheet and applied the equity method of accounting, recording its proportionate share of Spicer's operating losses, and recognizing tax credits generated by the synthetic fuel production. The synthetic fuel tax credits available under the Internal Revenue Code expired as of December 31, 2007 and Spicer ceased operations at that time. At December 31, 2007, the carrying value of the investment was zero.

On December 7, 2005, the Company acquired 5.75% Senior Notes due December 14, 2015, issued by Transatlantic Holdings, Inc., an affiliate of the Company, at a cost of $163.2 million. Other affiliates of the Company are holders of the same class of securities.

                    American General Life Insurance Company

Effective May 31, 2006, ownership of American General Securities, Inc. ("AGSI") was transferred from American General Equity Services Corp. ("AGESC"), a wholly owned subsidiary of the Company, to AIG Advisor Group, Inc., an indirect wholly owned subsidiary of AIG, through a series of related party dividends and contributions within AIG-owned companies.

On September 25, 2006, the Company purchased 27% of an unaffiliated mortgage loan at its estimated fair market value of $8.8 million, from SunAmerica Life Insurance Company (an affiliate), which included a purchase premium of $0.5 million.

American Home Assurance Company ("American Home"), an indirect wholly owned subsidiary of AIG, has terminated the General Guarantee Agreement dated
March 3, 2003 ("the Guarantee") with respect to prospectively issued policies and contracts issued by the Company. The Guarantee terminated on December 29, 2006 at 4:00 p.m. Eastern Time ("Point of Termination"). Pursuant to its terms, the Guarantee does not apply to any group or individual policy, contract or certificate issued after the Point of Termination. The Guarantee will continue to cover the policies, contracts and certificates with a date of issuance earlier than the Point of Termination until all insurance obligations under such policies, contracts and certificates are satisfied in full. American Home's audited statutory financial statements are filed with the SEC in the Company's registration statements for its variable products that were issued prior to the Point of Termination.

On September 28, 2007, the Company purchased two commercial real estate properties and partnership interests in another commercial real estate property from affiliated companies. The intent of the transactions was to consolidate and simplify the ownership structure of real estate located in the AIG office complex in Houston, Texas and occupied in part by AIG affiliates. The property interests were purchased with cash at market value, based upon independent third-party investment value appraisals of the buildings and land. The Company previously held a 1.91% interest in a partnership, 2929 Allen Parkway LP, whose assets consisted primarily of an office tower and land. The Company purchased all of the remaining interests in the partnership from affiliates. The Company dissolved the partnership and took direct ownership of the real estate on December 31, 2007.

As of September 28, 2007, AIG Global Real Estate Investment Corp. (an affiliate), assumed $91.8 million of commercial mortgage loans from the Company. These mortgage loans had previously been unaffiliated.

10. Benefit Plans

Effective January 1, 2002, the Company's employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

                    American General Life Insurance Company

11. Derivative Financial Instruments

11.1 Use of Derivative Financial Instruments

The Company's use of derivative financial instruments is generally limited to interest rate swaps, currency swaps, S&P 500 index options and Treasury note and U.S. long bond futures as economic hedges of certain financial assets and liabilities as follows:

Derivative Instrument                         Economically Hedged Item
---------------------                         ------------------------
Interest rate and currency swaps              Private placement bonds
S&P index, Dow Jones EURO STOXX 50,           Equity-indexed policy liabilities
  and Hang Seng Index options                 on certain universal life and
                                              annuity policies
Treasury note and long bond futures           Bonds purchased for short-term
                                              (trading) purposes

The Company believes that such hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting.

With the exception of premiums required for the purchase of publicly-traded or over-the-counter traded S&P 500 Index, Dow Jones EURO STOXX 59 and Hang Seng Index options and futures, derivatives contracts purchased by the Company require no up-front cash payment and provide for net settlement.

11.2 Risks Inherent In the Use of Derivatives

Risks inherent in the use of derivatives include market risk, credit risk in the event of non-performance by counterparties, and mismatch risk. Exposure to market risk is mitigated by the fact that all derivatives contracts are executed as effective economic hedges, the financial effects of which are offset by another financial instrument (investment securities or index-based policy liabilities). Counterparty credit exposure is limited by entering into agreements with affiliated counterparties or unaffiliated counterparties having high credit ratings. Affiliated counterparties are guaranteed by AIG and unaffiliated counterparty credit ratings are monitored on a regular basis. Mismatch risk is the risk that hedges are executed improperly or become ineffective over the term of the contracts.

11.3 Interest Rate and Currency Swap Agreements

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis and to convert certain fixed rates to different fixed rates. Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates.

Swap agreements have terms of two to twenty-two years. Interest rate and currency swap agreements related to investment securities at December 31 were as follows (in thousands):

                                                 2007        2006
                                              ----------  ----------
          Interest rate swap agreements:
             Notional amount                  $1,209,000  $1,275,000
             Fair value                           (8,000)    (15,000)
          Currency swap agreements:
             Notional amount                     890,184     772,000
             Fair value                         (149,027)    (97,000)

                    American General Life Insurance Company

11.4 Index Options

S&P 500 index options (puts and calls) are purchased as economic hedges of index-based exposures inherent in the Company's equity-indexed universal life and annuity products. Such options generally have terms of one or two years. The Company has procedures in place to economically match option purchases to policy liabilities. Contracts outstanding at December 31 were as follows (in thousands):

                                             2007                2006
                                      ------------------- -------------------
                                      Notional Fair Value Notional Fair Value
                                      -------- ---------- -------- ----------
  Calls:
     One-year (or less) contracts     $482,389  $13,903   $319,314  $26,236
     Two-year contracts                 59,510    4,688     41,221    4,278
     Five-year contracts                65,076   20,609         --       --

11.5 Futures

The Company purchases and sells short futures (Treasury note and U.S. long bond) to offset interest rate exposures on certain bonds purchased for the trading portfolio. The fair value of futures outstanding was zero at December 31, 2007 and December 31, 2006, respectively.

12. Fair Value of Financial Instruments

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below.

                                                2007                2006
                                         ------------------- -------------------
                                                    Carrying            Carrying
                                         Fair Value  Amount  Fair Value  Amount
                                         ---------- -------- ---------- --------
                                                      (In millions)
Assets
Cash                                      $   461   $   461   $   247   $   247
Fixed maturity and equity securities       49,008    49,008    51,198    51,198
Mortgage loans on real estate               6,392     6,384     5,041     4,918
Policy loans                                1,909     1,847     1,840     1,820
Short-term investments                        476       476        42        42
Derivative assets                              40        40        32        32
Partnerships & other invested assets        4,790     4,790     3,483     3,483
Investment in Parent Company                   47        47        58        58
Notes receivable from affiliates              827       827       748       748
Securities lending collateral              19,010    19,010    17,345    17,345
Assets held in separate accounts           32,315    32,315    30,272    30,272

Liabilities
Investment contracts                       33,843    35,338    32,752    35,343
Dividend accumulations                        869       869       884       884
Derivative liabilities                        158       158       114       114
Securities lending payable                 20,608    20,608    17,345    17,345
Liabilities related to separate accounts   32,315    32,315    30,272    30,272

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Short-Term Investments

Carrying value is considered to be a reasonable estimate of fair value.

                    American General Life Insurance Company

Fixed Maturity and Equity Securities

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The Company obtains market price data to value financial instruments whenever such information is available. Market price data generally is obtained from market exchanges or dealer quotations. The types of instruments valued based on market price data include G-7 government and agency securities, equities listed in active markets, and investments in publicly traded mutual funds with quoted market prices.

The Company estimates the fair value of fixed income instruments not traded in active markets by referring to traded securities with similar attributes and using a matrix pricing methodology. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, and other relevant factors. The types of fixed income instruments not traded in active markets include non-G-7 government securities, municipal bonds, certain hybrid financial instruments, most investment-grade and high-yield corporate bonds, and most mortgage- and asset-backed products.

The Company initially estimates the fair value of equity instruments not traded in active markets by reference to the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment and other transactions across the capital structure, offerings in the equity capital markets, and changes in financial ratios or cash flows.

For equity and fixed income instruments that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

Mortgage Loans on Real Estate

Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates. Fair value for collateral, commercial and guaranteed loans is based primarily on independent pricing services, broker quotes and other independent information.

Policy Loans

Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions incorporating market rates.

Partnerships

Fair value of partnerships is based upon the fair value of the net assets of these investments as determined by the general partners.

Investment in AIG

The fair value of the investment in AIG is based on quoted market prices of AIG common stock.

Notes Receivable from Affiliates

Fair value of promissory notes and asset backed notes from affiliates were based on quoted market prices, where available. For investments not actively traded, fair value was estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

Securities Lending Collateral / Securities Lending Payable

Securities lending collateral is invested in short-term investments and fixed maturity securities, primarily floating-rate bonds. The carrying value of short-term investments is considered to be a reasonable estimate of fair value. Securities lending collateral investments in fixed maturity securities are carried at fair value, which is based principally on independent pricing services, broker quotes and other independent information, consistent with the valuation of other fixed maturity securities.

The contract values of securities lending payable approximate fair value as these obligations are short-term in nature.

                    American General Life Insurance Company

Assets and Liabilities Related to Separate Accounts

The fair value of separate account assets and liabilities was based on quoted net asset value per share of the underlying mutual funds held in separate accounts.

Derivative Financial Instruments

Fair value of derivative asset and liabilities is based on the use of valuation models that utilize, among other things, current interest, foreign exchange and volatility rates, as applicable.

Investment Contracts

Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

Dividend Accumulation

Fair value of dividend accumulation is the accumulated value of dividend to be paid to the policyholder with interest.

13. Commitments and Contingencies

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

The Company is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations, cash flows and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

The Company had unfunded investment commitments totaling $1,377.6 million of which $1,116.4 million was committed to fund limited partnership investments. The company also had $261.2 million in commitments relating to mortgage loans at December 31, 2007.

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. The Company recognizes a liability for insurance-related assessments when all of the following three conditions have been met: (i) an assessment has been imposed or information available prior to the issuance of financial statements indicates it is probable that an assessment will be imposed, (ii) the event obligating the Company to pay an imposed or probable assessment occurred on or before the date of the financial statements and (iii) the amount of the assessment can be reasonably estimated. The December 31, 2007 liability was estimated by the Company using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. The liability is not material to the Company's results of operations or consolidated financial position.

At December 31, 2007, future scheduled minimum lease payments, including an estimated U.S. dollar equivalent for lease payments denominated in Euros using an exchange rate in effect at December 31, 2007, to be received by Castle 1 Trust under operating leases for the year ended December 31 are as follows (in thousands):

                            2008            $109,225
                            2009             102,752
                            2010              82,983
                            2011              65,685
                            2012              39,204
                            Thereafter        34,405
                                            --------
                            Total           $434,254
                                            ========

                    American General Life Insurance Company

While it is not possible to exactly estimate the portion of the industry assessments for which the Company will be responsible, it is expected that any difference between the estimated assessments and the actual assessments will not be material to the Company's consolidated results of operations and financial position. Although the amount accrued represents the Company's best estimate of its liability, this estimate may change in the future.

On November 1, 2002, the Company and various affiliates entered into an inter-affiliate credit facility (the "facility"), under which the Company commits to make loans to AIG. The maximum aggregate amount of the Company's commitment is currently $160.0 million. Such loans may take the form of variable rate loans that pay the higher of the federal funds rate plus 0.5 percent or the prime rate, or fixed rate loans that pay LIBOR plus a specific margin. AIG has the option, at the commitment termination date, to convert any outstanding loan balances to one-year term. The current commitment termination date is September 6, 2008. The Company receives annual facility fees of .025%. No loans were funded during 2007 or 2006.

AGL owns interests in certain limited liability companies ("LLCs") which invested in six coal synthetic fuel production facilities. The sale of coal synthetic fuel produced by these six facilities generated income tax credits. Since acquiring the facilities, AGL has recognized approximately $594 million of synfuel tax credits through December 31, 2007. By letters dated February 17, 2006, the IRS field agents have advised the LLCs that all six production facilities were placed in service before July 1, 1998 and that they will withdraw the 60-day letters issued to the LLCs.

The Company generated income tax credits as a result of investing in synthetic fuel under production. Tax credits generated from the production and sale of synthetic fuel under the Internal Revenue Code are subject to an annual phase-out provision that is based on the average wellhead price of domestic crude oil. The price range within which the tax credits are phased-out was originally established in 1980 and is adjusted annually for inflation. Depending on the price of domestic crude oil for a particular year, all or a portion of the tax credits generated in that year might be eliminated. The Company evaluated the production levels of its synthetic fuel production facilities in light of the risk of phase-out of the associated tax credits. As a result of fluctuating domestic crude oil prices, the Company evaluated and adjusted production levels when appropriate in light of this risk. The tax credits expired on December 31, 2007.

Prior to 2006, net premiums and losses retained by the Company, after retro-cessions to various quota share reinsurers, were 100% retro-ceded to another AIG subsidiary, American General Assurance Company ("AGAC"). During 2006, the agreement with AGAC terminated and the retrocession was recaptured.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In February 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice ("DOJ"), the Securities and Exchange Commission ("SEC"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding investigations conducted by the SEC, NYAG and DOI in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of the settlement, the Company obtained temporary permission from the SEC to continue to serve as a depositor for separate accounts. The Company received permanent permission from the SEC in September 2007.

                    American General Life Insurance Company

14. Reinsurance

Reinsurance transactions for the years ended December 31, 2007, 2006 and 2005 were as follows (in thousands):

                                                                                      Percentage
                                                               Assumed                of Amount
                                               Ceded to Other From Other               Assumed
                                  Gross Amount   Companies    Companies   Net Amount    to Net
                                  ------------ -------------- ---------- ------------ ----------
December 31, 2007
Life insurance in force           $650,105,100  $139,319,974  $3,208,711 $513,993,837    0.62%
                                  ============  ============  ========== ============
Premiums:

   Life insurance and annuities      2,598,242       594,393      14,651    2,018,500    0.73%
   Accident and health insurance        28,131         7,929       9,959       30,161   33.02%
                                  ------------  ------------  ---------- ------------
Total premiums                    $  2,626,373  $    602,322  $   24,610 $  2,048,661    1.20%
                                  ============  ============  ========== ============
December 31, 2006
Life insurance in force           $589,468,232  $140,037,494  $2,816,826 $452,247,564    0.62%
                                  ============  ============  ========== ============
Premiums:

   Life insurance and annuities      2,498,746       525,132      12,259    1,985,873    0.62%
   Accident and health insurance        27,548         1,659         196       26,085    0.75%
                                  ------------  ------------  ---------- ------------
Total premiums                    $  2,526,294  $    526,791  $   12,455 $  2,011,958    0.62%
                                  ============  ============  ========== ============
December 31, 2005
Life insurance in force           $502,899,091  $139,656,195  $3,081,688 $366,324,584    0.84%
                                  ============  ============  ========== ============
Premiums:

   Life insurance and annuities      2,391,048       456,696      14,397    1,948,749    0.74%
   Accident and health insurance        25,590         2,926       1,927       24,591    7.84%
                                  ------------  ------------  ---------- ------------
Total premiums                    $  2,416,638  $    459,622  $   16,324 $  1,973,340    0.83%
                                  ============  ============  ========== ============

Reinsurance recoverable on paid losses was approximately $59.5 million, and $32.9 million, at December 31, 2007 and 2006, respectively. Reinsurance recoverable on unpaid losses was approximately $202.6 million, and $139.6 million at December 31, 2007 and 2006, respectively.

Total reinsurance recoverables are included in accounts receivable on the consolidated balance sheet.

                    American General Life Insurance Company

In December 2002, the Company entered into a coinsured/modified coinsurance agreement with AIGB, an affiliate. The agreement has an effective date of March 1, 2002. Under the agreement, AIGB reinsures 100% quota share of the Company's liability on virtually all level term and universal life products issued by the Company with issue dates on or after March 1, 2002. The agreement is unlimited in duration but either party may terminate the agreement as to new business with thirty days written notice to the other party. The agreement also provides for an experience refund of all profits, less a reinsurance risk charge. This agreement does not meet the criteria for reinsurance accounting under GAAP, therefore, deposit accounting is applied.

For the year ending December 31, 2007, the Company incorporated, a wholly owned subsidiary, Pine Vermont Reinsurance Company ("Pine Vermont") with a contribution of $250,000. Pine Vermont is domiciled in Vermont but had not yet obtained an insurance company license at December 31, 2007.

15.Shareholder's Equity

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The Company's stock is held by its immediate parent, AGC Life Insurance Company.

The Company paid $550 million, $200 million and $440 million in dividends on common stock to AGC Life in 2007, 2006 and 2005, respectively. The Company also paid $680,000 in dividends on preferred stock to AGC Life in 2007, 2006 and 2005. In addition, the Company paid a non-cash dividend of $7.5 million to the Parent Company during 2006.

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 2007, approximately $10.1 billion of consolidated shareholder's equity represents net assets of the Company, which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $4.0 billion of consolidated shareholder's equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to AGC Life are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10 percent of policyholders' surplus or the previous year's statutory net gain from operations.

16.Subsequent Events

The Company received a capital contribution of $400.0 million from its Parent in February 2008.

The Puerto Rico Office of the Commissioner of Insurance ("Commissioner") issued a letter dated February 27, 2008 approving the merger of AIG Life Insurance Company of Puerto Rico ("AIG Puerto Rico") a subsidiary of AIG, into the Company subject to: (i) the approval and completion of the merger in accordance with the laws of the State of Texas by the Texas Department of Insurance ("Texas Department"), and (ii) submission to the Commissioner of the Texas Department's approval documentation. The Texas Department issued an unsigned copy of its Order approving the merger on March 18, 2008 which provides for an effective merger date of January 1, 2008. The Company anticipates that barring any unforeseen circumstances the Order will be finalized and signed by the Texas Department in the near future.

Pro forma consolidated results at December 31, had AIG Puerto Rico been acquired on January 1, 2005, were as follows (in thousands):

                                           2007         2006         2005
                                       ------------ ------------ ------------
   Total Assets                        $123,723,378 $117,820,720 $109,668,898
   Total Liabilities                   $113,531,702 $106,689,912 $ 99,240,852
   Total Revenue                       $  6,713,715 $  6,845,289 $  6,720,305
   Total Net Income                    $    766,066 $  1,074,247 $  1,225,548

UPDATE TO 2007 AGL GAAP AUDITED FINANCIAL STATEMENTS

NOTE 17. EVENTS SUBSEQUENT TO THE DATE OF INDEPENDENT AUDITOR'S REPORT
(UNAUDITED)

Events Related to AIG

In September 2008, the Company's ultimate parent, AIG, experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("New York Fed"). Under the credit facility agreement, AIG has agreed to issue a new series of perpetual, non-redeemable Convertible Participating Serial Preferred Stock (the "Convertible Participating Preferred Stock") to a trust that will hold the Convertible Participating Preferred Stock for the benefit of the United States Treasury. The Convertible Participating Preferred Stock will from issuance (i) be entitled to participate in any dividends paid on the common stock with the payments attributable to the Convertible Participating Preferred Stock being approximately, but not in excess of, 79.9% of the aggregate dividends paid on AIG's common stock, treating the Convertible Participating Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and will hold approximately, but not in excess of, 79.9% of the aggregate voting power of the common stock, treating the Convertible Participating Preferred Stock as if converted.

The credit facility is secured by a pledge of the capital stock and assets of certain of AIG subsidiaries, subject to exclusions for certain property the pledge of which is not permitted by AIG debt instruments, as well as exclusions of assets of regulated subsidiaries, assets of foreign subsidiaries and assets of special purpose vehicles.

On October 3, 2008, AIG indicated its intent to refocus on its core property and casualty insurance businesses, generate sufficient liquidity to repay the outstanding balance of its loan from the New York Fed and address its capital structure. AIG plans to retain its U.S. property and casualty and foreign general insurance businesses and to retain a continuing ownership interest in its foreign life insurance operations. AIG is exploring divestiture opportunities for its remaining businesses and assets, including the Company.

In its quarterly report on Form 10-Q for the quarter ended September 30, 2008, and in its subsequent announcements, AIG described certain plans to provide stability to its businesses and to provide for the timely repayment of the Fed Facility, which include the following:

   .   On November 25, 2008, the United States Treasury purchased from AIG
       $40 billion liquidation preference of newly-issued, fixed-rate cumulative perpetual preferred stock (the "TARP Preferred Stock") under the United States Treasury's Troubled Asset Relief Program ("TARP"). The TARP Preferred Stock is in addition to the Convertible Participating Preferred Stock related to the Fed Facility. AIG is required to use the net proceeds from the sale of the TARP Preferred Stock to repay a portion of the outstanding balance under the Fed Facility. In connection with the issuance of the TARP Preferred Stock, AIG also issued a 10-year warrant to the United States Treasury exercisable for a number of shares of common stock of AIG equal to two percent of the issued and outstanding shares of common stock on the date of the issuance (in connection with the issuance of the warrant, the voting, dividend and conversion rights of the Convertible Participating Preferred Stock will be reduced from 79.9 percent to 77.9 percent.)

   . AIG and the New York Fed agreed to amend the Fed Credit Facility to, among other things, (i) provide that the total commitment under the Fed Facility following the issuance of the TARP Preferred Stock shall be $60 billion; (ii) reduce the interest rate payable on outstanding borrowings under the Fed Facility from three-month LIBOR (not less than 3.5 percent) plus 8.5 percent per annum to three-month LIBOR (not less than 3.5 percent) plus 3.0 percent per annum; (iii) reduce the fee payable on undrawn amounts from 8.5 percent per annum to
       0.75 percent per annum; and (iv) extend the term of the Fed Facility from two years to five years.

   . AIG and the New York Fed expect to establish a facility under which approximately $40 billion principal amount of residential mortgage-backed securities related to AIG's U.S. securities lending program will be transferred by certain AIG insurance subsidiaries, including the Company, to a newly-formed limited liability company that will be financed by the New York Fed and AIG. Proceeds to the insurance company subsidiaries, together with other AIG funds, will be used to return all cash collateral posted by securities borrowers, including the New York Fed. After all collateral is returned, AIG's U.S. securities lending program will be terminated.

   . On December 2, 2008, AIG announced the establishment of a facility with the New York Fed in which a newly-formed limited liability company will offer to purchase multi-sector collateralized debt obligations ("CDOs") from the counterparties, who will, concurrently with such purchase, terminate the related credit default swaps issued by AIG Financial Products Corp. and its subsidiaries ("AIGFP"). As of December 2, 2008, the new entity has purchased approximately $46.1 billion principal amount of such CDOs, and terminated the associated notional amount of related credit default swap transactions. After the closing date of such purchases, AIGFP will not be subject to any further collateral calls related to the terminated credit default swaps.

Events Related to AIG's Domestic Securities Lending Program through September 30, 2008

The Company lends securities through a program which historically was centrally managed by an affiliated lending agent and affiliated investment advisor for the benefit of certain of AIG's insurance subsidiaries.

Historically, AIG had received cash collateral from borrowers between 100 to 102 percent of the value of the loaned securities. The amount of cash advanced by borrowers has been declining. For loans collateralized at less than 102 percent, the Company has obtained a security interest in acceptable collateral, primarily high grade bonds, pledged by its ultimate parent, AIG, the fair value of which, together with the fair value of all collateral obtained by the Company's affiliated lending agent from counterparties in connection with the loans, equals at least 102 percent of the fair value of the loaned securities. In addition to the invested collateral, the securities on loan as well as all of the assets of the lending companies are generally available to satisfy the liability for collateral received.

A significant portion of the collateral received was invested in residential mortgage-backed securities ("RMBS") having cash flows with tenors longer than the liabilities to the counterparties. The value of those collateral securities declined over the last 12 months and trading in such securities has been extremely limited. Given these events, in the third quarter of 2007, AIG began increasing liquidity in the collateral accounts by increasing the amounts of cash and overnight investments that comprise the securities lending invested collateral.

Effective June 17, 2008, the Company benefits from an agreement between its ultimate parent, AIG, and the affiliated security lending agent's parent ("the Make-whole Agreement"), pursuant to which AIG has agreed to make additional contributions to the AIG domestic securities lending collateral custodial account, up to an aggregate limit of $5.0 billion, to offset the obligations of certain domestic securities lending program participants, including the Company (collectively, the "Participants"), to contribute to the securities lending collateral account their pro rata share of any investment losses incurred from the sale of investments made with securities lending collateral on and after January 1, 2008. Any such contributions by AIG to the collateral account are recorded by the Participants as capital contributions. This agreement terminates on December 31, 2008, and supersedes a prior, substantially identical agreement that limited AIG's contributions to $1.0 billion.

Due to AIG-specific credit concerns and systemic issues in the financial markets in the third quarter of 2008, counterparties began curtailing their participation in the program by returning lent securities and requiring the return of cash collateral. As a result, the collateral account did not have sufficient liquidity to satisfy these obligations. As of September 30, 2008, AIG had borrowed approximately $11.35 billion under the Fed Facility to provide liquidity to the domestic securities lending program.

In September 2008, the Participants funded cash to the program's collateral account to provide additional liquidity to the program. These payments to the collateral account represented partial funding of shortfalls in collateral value due to declines in the value of collateral investments that had been recorded as other-than-temporary impairment charges on collateral investments on or prior to June 2008.

The recognition of other-than-temporary impairment charges for the securities lending collateral investments has placed significant stress on the statutory surplus of the participating insurance companies. In the six months ended
June 30, 2008, the Participants recorded realized losses totaling $6.5 billion due to other-than-temporary impairment charges on securities lending collateral investments, primarily due to rapid and severe declines in market values for which Participants concluded that they could not reasonably assert that the impairment would be temporary.

In the third quarter of 2008, the Participants recognized other-than-temporary impairment charges totaling $10.7 billion related to securities lending collateral investments, including $6.1 billion of charges related to a change in intent, as the Participants no longer intend to hold these securities to recovery because the program is now expected to be terminated. At September 30, 2008, AIG deemed the $11.35 billion it had borrowed under the Fed Facility to provide liquidity to the collateral account to be capital contributions to the Participants, largely offsetting the related effects of these impairment charges.

Amounts Recorded by the Company in the Nine Months Ended September 30, 2008 Related to Securities Lending

The fair value of securities subject to lending agreements at September 30, 2008 was $12,657 million. In the first nine months of 2008, the Company recorded the following pretax net realized capital losses, capital contributions funded to the collateral account by AIG, and cash funded to the collateral account by the Company, as a result of its participation in AIG's domestic securities lending collateral account (on a consolidated basis, including amounts recorded by VALIC):

($ IN MILLIONS)
---------------
Realized gains (losses):
   Net realized gains (losses) due to sales............................. $  (279)
   Realized losses due to other-than-temporary declines in value........  (5,662)
                                                                         -------
       Total net realized gains (losses)................................ $(5,941)
                                                                         =======
Capital contributions funded to the collateral account:
   Pursuant to the Make-whole Agreement................................. $   288
                                                                         -------
   AIG advances from the Fed Facility...................................   3,972
                                                                         -------
       Total capital contributions funded to the collateral account..... $ 4,260
                                                                         =======
Cash call funded to the collateral account by the Company............... $ 2,006
                                                                         =======

In the quarter ended September 30, 2008, the Company also received from its Parent a non-cash capital contribution with a market value of $1,241 million in the form of securities, primarily high-grade corporate bonds, which included $693 million of securities contributed to VALIC.

Events Related to AIG's Domestic Securities Lending Program Subsequent to September 30, 2008

On October 8, 2008, certain of AIG's domestic life insurance subsidiaries, including the Company, entered into a securities lending agreement with the New York Fed (the "Fed Securities Lending Agreement"), providing that the New York Fed will borrow, on an overnight basis on commercial terms and conditions, investment grade fixed income securities from these AIG subsidiaries in return for cash collateral. Prior to this arrangement, draw downs under the existing Fed Facility were used, in part, to settle securities lending transactions. The Company understands that the New York Fed is prepared to borrow securities to extend the currently outstanding lending obligations of these AIG subsidiaries, including the Company's, when those obligations are not rolled over or replaced by transactions with other unaffiliated market participants. These securities borrowings by the New York Fed will allow AIG to replenish liquidity to the securities lending program on an as-needed basis while providing the New York Fed with a perfected security interest in these third party securities. As of November 5, 2008, the total value of securities lending payables in the domestic program amounted to $34.2 billion, with $19.9 billion of this amount payable to the New York Fed under the Fed Securities Lending Agreement.

As described above, as part of AIG's plans to provide stability to its businesses and to provide for the timely repayment of the Fed Facility, AIG and the New York Fed expect to establish a facility under which approximately
$40 billion principal amount of residential mortgage-backed securities held as investments in AIG's domestic securities lending collateral account will be transferred by certain AIG insurance subsidiaries, including the Company, to a newly-formed limited liability company ("RMBS LLC") that will be financed by the New York Fed and AIG.

In addition to the transfer of the RMBS assets to RMBS LLC, AIG and the Participants expect to monetize the remaining collateral investments related to the program that are not RMBS ("Non-RMBS Assets") through the purchase of such Non-RMBS Assets at fair value by certain participants in the program, including the Company.

Proceeds to the domestic securities lending collateral account from the RMBS transaction described above, together with other AIG funds (including proceeds from the sale of the non-RMBS Assets), will be used to return cash collateral posted by securities borrowers, including the New York Fed. After all collateral is returned, the domestic securities lending program is expected to be terminated.

The implementation of RMBS LLC and the purchase of the Non-RMBS Assets by certain participants in the domestic securities lending program are subject to approval of the relevant state insurance commissioners.

                           PART C: OTHER INFORMATION

ITEM 26. EXHIBITS

 (a)  Board of Directors Resolution.

      (1) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

 (b)  Custodian Agreements. Inapplicable.

 (c)  Underwriting Contracts.

      (1) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (21)

      (2)  Form of Selling Group Agreement. (22)

      (3) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Policies" in the Statement of Additional Information that is filed as part of this amended Registration Statement).

 (d)  Contracts.

      (1) Specimen Form of "Survivor Advantage/sm/" Flexible Premium Variable Universal Life Insurance Policy, Policy Form No. 08921. (Filed herewith)

      (2)  Specimen form of Overloan Protection Rider, Form No. 07620JT. (38)

 (e)  Applications.

      (1) Specimen form of Life Insurance Application - Part A, Form No. AGLC100565-2006. (34)

      (2) Specimen form of Life Insurance Application (Simplified, Guaranteed, or Medically Underwritten) - Part A, Form No. AGLC102503-2007. (33)

      (3) Specimen form of Life Insurance Application - Part B, Form No. AGLC100566-2006. (34)

      (4) Specimen Form of Variable Universal Life Insurance Supplemental Application, Form No. AGLC103302-2008. (Filed herewith)

      (5) Specimen Form of Service Request Form, Form No. AGLC103382. (Filed herewith)

      (6)  Form of Cash Disbursement Request Form, Form No. AGLC0109 Rev0904.
           (27)

      (7)  Form of Assignment Form, Form No. AGLC0205 Rev0904. (27)

      (8) Form of Electronic Funds Authorization Form, Form No. AGLC0220 Rev0904. (27)

      (9)  Form of Name and Address Change Form, Form No. AGLC0222 Rev0904.
           (27)

     (10)  Form of Change of Ownership Form, Form No. AGLC0013 Rev0705. (27)

     (11)  Form of Cash Surrender Request Form, Form No. AGLC0112 Rev0403. (27)

     (12)  Form of Change of Beneficiary Form, Form No. AGLC0108 Rev0904. (27)

     (13) Specimen form of Limited Temporary Life Insurance Agreement, Form No. AGLC101431-2006. (34)

     (14) Specimen form of Limited Temporary Life Insurance Agreement Receipt, Form No. AGLC101432-2006. (34)

     (15) Form of Reinstatement or Reduction of Premium Rate Application for Life Insurance Form, Form No. AGLC 100440-2002. (27)

     (16) Form of In-Force Change Application Form, Form No. AGLC 100386-2002. (27)

     (17)  Form of Service Request Form, Form No. AGLC0107 Rev0904. (27)

(f)  Depositor's Certificate of Incorporation and By-Laws.

      (1) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

      (2) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995.
           (5)

      (3) By-Laws of American General Life Insurance Company, restated as of June 8, 2005. (3)

(g)  Reinsurance Contracts.

      (1) Form of Reinsurance Agreement between American General Life Insurance Company and General & Cologne Life Re of America. (31)

         (2) Form of Reinsurance Agreement between American General Life Insurance Company and Munich American Reassurance Company. (31)

         (3) Form of Reinsurance Agreement between American General Life Insurance Company and RGA Reinsurance Company. (31)

         (4) Form of Reinsurance Agreement between American General Life Insurance Company and Swiss Re Life & Health America, Inc. (31)

 (h)  Participation Agreements.

      (1)(a) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated.
              (6)

      (1)(b) Form of Amendment No. 4 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (15)

      (1)(c) Form of Amendment No. 6 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (23)

      (1)(d) Form of Amendment No. 12 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., Invesco Aim Distributors, Inc. (formerly A I M Distributors, Inc.), American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Equity Services Corporation. (39)

      (1)(e) Form of Amendment No. 13 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., Invesco Aim Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Equity Services Corporation. (Filed herewith)

      (2)(a) Form of Participation Agreement by and among The Alger American Fund, American General Life Insurance Company and Fred Alger & Company, Incorporated. (14)

      (3)(a) Form of Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (13)

      (3)(b) Form of Amendment No. 2 to Shareholder Services Agreement by and between American General Life Insurance Company and American

                  Century Investment Management, Inc. and American Century Investment Services, Inc. (25)

          (4)(a) Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (16)

          (5)(a) Form of Participation Agreement Between American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

          (5)(b) Form of Fourth Amendment to Fund Participation Agreement dated June 1, 1998 between American General Life Insurance Company, each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Inc., and Dreyfus Investment Portfolios effective as of October 1, 2007. (37)

          (6)(a) Form of Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company. (37)

          (6)(b)  Form of Amendment No. 3 to Amended and Restated
                  Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company. (Filed herewith)

          (7)(a) Form of Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of October 1, 2002. (24)

          (7)(b)  Form of Amendment No. 3 to Amended and Restated
                  Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of March 31, 2006. (28)

          (7)(c)  Form of Amendment No. 4 to Amended and Restated
                  Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (34)

          (7)(d)  Form of Amendment No. 5 to Amended and Restated
                  Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton

                   Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (Filed herewith)

           (8)(a) Form of Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II dated October 2, 2000. (16)

           (8)(b) Form of Fund/SERV Amendment to Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II dated as of October 1, 2007. (Filed herewith)

           (8)(c) Form of Amendment No. 3 to Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II effective as of October 1, 2007. (Filed herewith)

           (9)(a) Form of Fund Participation Agreement by and between American General Life Insurance Company and JPMorgan Insurance Trust effective as of October 1, 2007. (37)

          (10)(a) Form of Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (16)

          (10)(b) Form of Amendment No. 9 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (Filed herewith)

          (11)(a) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

          (11)(b) Form of Amendment No. 5 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (16)

          (11)(c) Form of Amendment No. 15 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (Filed herewith)

          (11)(d) Form of Letter Amendment to the Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (31)

          (12)(a) Sales Agreement by and between American General Life Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated. (13)

          (12)(b) Form of Assignment and Modification Agreement to Fund Participation Agreement (formerly known as Sales Agreement) by and between Neuberger & Berman Management Incorporated and American General Life Insurance Company. (13)

          (12)(c) Form of Amendment to Fund Participation Agreement by and between Neuberger Berman Management Inc., Neuberger Berman Advisers Management Trust and American General Life Insurance Company. (30)

          (12)(d) Form of Amendment No. 2 to Fund Participation Agreement by and between Neuberger Berman Management Inc., Neuberger Berman Advisers Management Trust and American General Life Insurance Company. (34)

          (13)(a) Form of Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (18)

          (13)(b) Form of Amendment No. 5 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (Filed herewith)

          (14)(a) Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (16)

          (14)(b) Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC. (27)

          (14)(c) Form of Amendment No. 2 to Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC. (37)

          (15)(a) Form of Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (24)

          (15)(b) Form of Amendment No. 4 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Filed herewith)

          (15)(c) Form of Amendment No. 5 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Filed herewith)

          (16)(a) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

          (16)(b) Form of Amendment No. 3 to Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp. and American General Life Insurance Company dated October 1, 2007. (Filed herewith)

          (17)(a) Form of Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company.
                   (17)

          (17)(b) Form of Addendum to Fund Participation Agreement For Class A Shares by and between SunAmerica Series Trust and American General Life Insurance Company. (25)

          (17)(c) Form of Amendment to Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company, dated July 2, 2003. (20)

          (18)(a) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (10)

          (18)(b) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998. (8)

          (18)(c) Form of Amendment Two to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (16)

          (18)(d) Form of Amendment Three to Participation Agreement by and between The Variable Annuity Life Insurance Company, North American Funds Variable Product Series I (formerly American General Series Portfolio Company), American General Distributors, Inc. (formerly American General Securities Incorporated) and American General Life Insurance Company.
                   (15)

          (18)(e) Form of Amendment Four to Participation Agreement by and between The Variable Annuity Life Insurance Company, VALIC Company I (formerly North American Funds Variable Product Series I), American General Equity Services Corporation (formerly American General Distributors, Inc.) and American General Life Insurance Company. (20)

          (18)(f) Form of Amendment Ten to Participation Agreement by and between The Variable Annuity Life Insurance Company, AIG Retirement Company I (formerly VALIC Company I), American General Equity Services Corporation and American General Life Insurance Company. (Filed herewith)

          (19)(a) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

          (19)(b) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

          (19)(c) Form of Amendment Six to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Securities Incorporated. (15)

          (19)(d) Form of Amendment Eight to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (4)

          (19)(e) Form of Amendment No. 15 to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Equity Services Corporation. (Filed herewith)

          (20)(a) Form of Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (16)

          (20)(b) Form of Sixth Amendment to Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard

                   Marketing Corporation and American General Life Insurance Company. (Filed herewith)

          (21)(a) Form of Amended and Restated Administrative Services Agreement between American General Life Insurance Company and A I M Advisors, Inc. (25)

          (22)(a) Form of Service Agreement Class O between Fred Alger Management, Inc. and American General Life Insurance Company. (14)

          (23)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Credit Suisse Asset Management, LLC. (16)

          (24)(a) Form of Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (35)

          (24)(b) Form of Agreement Addendum between American General Life Insurance Company and The Dreyfus Corporation dated November 17, 1999. (36)

          (24)(c) Form of Amendment No. 3 to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation effective as of October 1, 2007. (37)

          (25)(a) Form of Amended and Restated Service Contract by and between Fidelity Distributors Corporation and American General Equity Services Corporation, effective May 1, 2006.
                   (30)

          (26)(a) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (16)

          (26)(b) Form of First Amendment to Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (30)

          (27)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, Inc., dated as of July 1, 1999. (11)

          (27)(b) Form of Amendment to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, effective November 1, 2001. (19)

          (27)(c) Form of Amendment No. 8 to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC. (Filed herewith)

          (28)(a) Form of Administrative Services Letter Agreement by and between American General Life Insurance Company and JPMorgan Chase Bank (relating to J.P. Morgan Series Trust
                   II), effective May 1, 2003. (14)

          (28)(b) Form of Amendment No. 1 to Administrative Services Letter Agreement by and between American General Life Insurance Company and J.P. Morgan Funds Management, Inc. (formerly known as JPMorgan Chase Bank) (relating to J.P. Morgan Series Trust II), effective as of October 1, 2007. (37)

          (29)(a) Form of Administrative Services Letter Agreement by and between American General Life Insurance Company and J.P. Morgan Funds Management, Inc. (relating to JPMorgan Insurance Trust), effective as of October 1, 2007. (37)

          (30)(a) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and American General Life Insurance Company. (16)

          (31)(a) Form of Administrative Services Agreement by and between American General Life Insurance Company and Neuberger & Berman Management Incorporated. (13)

          (32)(a) Form of Administrative Services Agreement by and among American General Life Insurance Company and
                   OppenheimerFunds, Inc. (18)

          (32)(b) Form of Amendment No. 1 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (27)

          (32)(c) Form of Amendment No. 5 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (Filed herewith)

          (33)(a) Form of Services Agreement by and between American General Life Insurance Company and Pacific Investment Management, LLC. (16)

          (34)(a) Form of PIMCO Variable Insurance Trust Services Agreement by and between American General Life Insurance Company and PIMCO Variable Insurance Trust. (16)

          (35)(a) Form of Marketing and Administrative Services Support Agreement between American General Life Insurance Company and Putnam Retail Management Limited Partnership. (28)

          (36)(a) Form of Administrative Services Agreement by and between SunAmerica Asset Management Corp. and American General Life Insurance Company. (17)

          (36)(b) Form of Amendment No. 7 to Administrative Services Agreement by and between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company. (Filed herewith)

          (37)(a) Form of Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000. (18)

          (37)(b) Form of Amendment No. 9 to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (Filed herewith)

          (38)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AIM and American General Life Insurance Company.
                   (31)

          (39)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Alger and American General Life Insurance Company.
                   (31)

          (40)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between American Century and American General Life Insurance Company. (31)

          (41)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Credit Suisse and American General Life Insurance Company. (31)

          (42)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Dreyfus and American General Life Insurance Company. (31)

          (43)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Fidelity and American General Life Insurance Company. (31)

          (44)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Franklin Templeton and American General Life Insurance Company. (31)

          (45)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between J.P. Morgan and American General Life Insurance Company. (31)

     (46)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between JPMorgan Insurance Trust and American General Life Insurance Company. (37)

     (47)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Janus and American General Life Insurance Company. (31)

     (48)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between MFS and American General Life Insurance Company. (31)

     (49)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Neuberger Berman and American General Life Insurance Company.
              (31)

     (50)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Oppenheimer and American General Life Insurance Company. (31)

     (51)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between PIMCO and American General Life Insurance Company. (31)

     (52)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Pioneer and American General Life Insurance Company. (31)

     (53)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Putnam and American General Life Insurance Company. (31)

     (54)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between SunAmerica and American General Life Insurance Company. (31)

     (55)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between VALIC and American General Life Insurance Company. (31)

     (56)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Van Kampen and American General Life Insurance Company. (31)

     (57)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Vanguard and American General Life Insurance Company. (31)

(i)  Administrative Contracts.

      (1)(a) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company.
              (12)

      (1)(b) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated May 21, 1975. (12)

      (1)(c) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated September 23, 1975. (12)

      (1)(d) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated December 30, 1998. (12)

      (1)(e) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, effective January 1, 2002. (12)

      (1)(f) Form of Addendum No. 30 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, LLC, effective January 1, 2002. (12)

      (1)(g) Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, American General Life Companies, LLC and American General Equity Services Corporation, effective May 1, 2004. (25)

 (j)  Other Material Contracts. None.

 (k)  Legal Opinion.

         (1) Opinion and Consent of Lauren W. Jones, Esq., Chief Counsel of American General Life Companies, LLC. (Filed herewith)

 (l)  Actuarial Opinion.

         (1) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

 (m)  Calculation. None

 (n)  Other Opinions.

      (1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. (Filed herewith)

 (o)  Omitted Financial Statements. None

 (p)  Initial Capital Agreements. None

 (q)  Redeemability Exemption.

      (1) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 as of May 1, 2007. (31)
--------
(1) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

(2) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(3) Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 12, 2005.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-82982) of American General Life Insurance Company Separate Account VL-R filed on May 13, 2002.

(5) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(6) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(7) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on December 17, 2004.

(8) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

(9) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1997.

(10) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on February 12, 1998.

(11) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2000.

(12) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on May 3, 2004.

(13) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on January 21, 2000.

(14) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2003.

(15) Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

(16) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(17) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on April 24, 2002.

(18) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on January 20, 2000.

(19) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on December 3, 2001.

(20) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-109206) of American General Life Insurance Company Separate Account D filed on December 17, 2003.

(21) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.

(22) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(23) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-103361) of American General Life Insurance Company Separate Account VL-R filed on February 21, 2003.

(24) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on December 2, 2004.

(25) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2005.

(26) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on November 8, 2005.

(27) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on March 30, 2006.

(28) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2006.

(29) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on December 12, 2006.

(30) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-137817) of American General Life Insurance Company Separate Account VL-R filed on December 14, 2006.

(31) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2007.

(32) Incorporated by reference to Post-Effective Amendment No. 2 to Form N-6 Registration Statement (File No. 333-137817) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2007.

(33) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-144594) of American General Life Insurance Company Separate Account VL-R filed on July 16, 2007.

(34) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-143072) of American General Life Insurance Company Separate Account VL-R filed on August 22, 2007.

(35) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on January 15, 1999.

(36) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on June 10, 2004.

(37) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-144594) of American General Life Insurance Company Separate Account VL-R filed on October 2, 2007.

(38) Incorporated by reference to Post-Effective Amendment No. 16 to Form N-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on August 22, 2007.

(39) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on August 28, 2008.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH DEPOSITOR
BUSINESS ADDRESS          AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------        ----------------------------------------------------

Rodney O. Martin, Jr.     Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff       Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

David R. Armstrong        Director, President and Chief Executive Officer-AIG
3600 Route 66             Benefit Solutions Profit Center
Neptune, NJ 07754-1580

Mary Jane B. Fortin       Director, Executive Vice President and Chief
2929 Allen Parkway        Financial Officer
Houston, TX 77019

David L. Herzog           Director
70 Pine Street
New York, NY 10270

Richard A. Hollar         Director, President-Life Profit Center and Chief
750 West Virginia Street  Executive Officer-Life Profit Center
Milwaukee, WI 53204

Royce G. Imhoff, II       Director, President-Independent Distribution and
2929 Allen Parkway        Chief Executive Officer-Independent Distribution
Houston, TX 77019

David W. O'Leary          Director, President-Specialty Markets Group and
2929 Allen Parkway        Chief Executive Officer-Specialty Markets Group
Houston, TX 77019

Gary D. Reddick           Director
2929 Allen Parkway
Houston, TX 77019

Christopher J. Swift      Director
2929 Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH DEPOSITOR
BUSINESS ADDRESS          AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------        ----------------------------------------------------

James W. Weakley          Director and Executive Vice President-Strategic
2929 Allen Parkway        Growth Initiatives
Houston, TX 77019

Matthew E. Winter         Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

John Gatesman             President-Affluent and Corporate Markets Group
2727-A Allen Parkway
Houston, TX 77019

Ronald J. Harris          President-Matrix Direct, Inc.
9640 Granite Ridge Drive
San Diego, CA 92123

Dennis Roberts            President-Independent Agency Group
2929 Allen Parkway
Houston, TX 77019

Richard C. Schuettner     President-AIG Life Brokerage Profit Center
750 West Virginia Street
Milwaukee, WI 53204

Durr Sexton               President-Annuity Profit Center
2929 Allen Parkway
Houston, TX 77019

Robert E. Steele          President-Structured Settlements
205 E. 10th Avenue
Amarillo, TX 79101

Don M. Ward               President-Financial Institution Marketing Group
2929 Allen Parkway
Houston, TX 77019

Jeffrey H. Carlson        Executive Vice President and Chief Information
2929 Allen Parkway        Officer
Houston, TX 77019

Rodney N. Hook            Executive Vice President and Chief Risk Officer-AIG
3600 Route 66             Benefit Solutions Profit Center
Neptune, NJ 07754

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH DEPOSITOR
BUSINESS ADDRESS          AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------        -----------------------------------------------------

Kyle L. Jennings          Executive Vice President and General Counsel
2929 Allen Parkway
Houston, TX 77019

Gary Parker               Executive Vice President and Chief Product Officer
2929 Allen Parkway
Houston, TX 77019

Dan E. Trudan             Executive Vice President and Chief Operations Officer
2929 Allen Parkway
Houston, TX 77019

Steven D. Anderson        Senior Vice President and Chief Financial
2929 Allen Parkway        Officer-Life Profit Center & Independent Distribution
Houston, TX 77019

Erik A. Baden             Senior Vice President-Strategic Marketing and
2929 Allen Parkway        Business Development
Houston, TX 77019

Wayne A. Barnard          Senior Vice President and Illustration Actuary
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein       Senior Vice President and Chief and Appointed Actuary
2727-A Allen Parkway
Houston, TX 77019

Don Cummings              Senior Vice President and Chief Accounting Officer
2727-A Allen Parkway
Houston, TX 77019

James A. Galli            Senior Vice President and Chief Business Development
70 Pine Street            Officer
New York, NY 10270

Robert M. Goldbloom       Senior Vice President-Terminal Funding Annuities
70 Pine Street
New York, NY 10270

William F. Guterding      Senior Vice President
70 Pine Street
New York, NY 10270

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH DEPOSITOR
BUSINESS ADDRESS          AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------        ----------------------------------------------------

Robert F. Herbert, Jr.    Senior Vice President, Treasurer and Controller
2727-A Allen Parkway
Houston, TX 77019

Althea R. Johnson         Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Glen D. Keller            Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Stephen Kennedy           Senior Vice President
750 West Virginia Street
Milwaukee, WI 53204

Frank A. Kophamel         Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Simon J. Leech            Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Charles L. Levy           Senior Vice President and Medical Director
2727-A Allen Parkway
Houston, TX 77019

Kent D. Major             Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Edmund D. McClure         Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard D. McFarland      Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark R. McGuire           Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH DEPOSITOR
BUSINESS ADDRESS          AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------        ----------------------------------------------------

Laura W. Milazzo          Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Lawrence J. O'Brien       Senior Vice President, Chief Marketing Officer -
2929 Allen Parkway        Independent Agency Group
Houston, TX 77019

John W. Penko             Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Frederic R. Yopps         Senior Vice President
750 West Virginia St.
Milwaukee, WI 53204

Chris N. Aiken            Vice President
2727-A Allen Parkway
Houston, TX 77019

Chris Ayers               Vice President
2727-A Allen Parkway
Houston, TX 77019

Edward F. Bacon           Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel            Vice President
2727-A Allen Parkway
Houston, TX 77019

Michael B. Boesen         Vice President
2727-A Allen Parkway
Houston, TX 77019

Timothy H. Bolden         Vice President, Chief Compliance Officer and Deputy
2727-A Allen Parkway      General Counsel
Houston, TX 77019

Laura J. Borowski         Vice President
750 West Virginia St.
Milwaukee, WI 53204

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH DEPOSITOR
BUSINESS ADDRESS          AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------        ----------------------------------------------------

James B. Brown            Vice President
2727 Allen Parkway
Houston, TX 77019

David W. Butterfield      Vice President
3600 Route 66
Neptune, NJ 07754

Valerie A. Childrey       Vice President and Medical Director
750 West Virginia Street
Milwaukee, WI 53204

Mark E. Childs            Vice President
2727-A Allen Parkway
Houston, TX 77019

Robert M. Cicchi          Vice President
2727-A Allen Parkway
Houston, TX 77019

James Cortiglia           Vice President
3600 Route 66
Neptune, NJ 07754

Steven A. Dmytrack        Vice President
2929 Allen Parkway
Houston, TX 77019

Timothy M. Donovan        Vice President
2929 Allen Parkway
Houston, TX 77019

Farideh N. Farrokhi       Vice President and Assistant Secretary
2727-A Allen Parkway
Houston, TX 77019

Patrick S. Froze          Vice President
1200 N. Mayfair Road
Milwaukee, WI 53226

Brad J. Gabel             Vice President
750 West Virginia Street
Milwaukee, WI 53204

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH DEPOSITOR
BUSINESS ADDRESS          AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------        ----------------------------------------------------

Frederick J. Garland, Jr. Vice President
2727-A Allen Parkway
Houston, TX 77019

Liza Glass                Vice President
2727-A Allen Parkway
Houston, TX 77019

Leo W. Grace              Vice President and Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Richard L. Gravette       Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019

Kenneth J. Griesemer      Vice President
3051 Hollis Drive
Springfield, IL 62704

Daniel J. Gutenberger     Vice President and Medical Director
750 West Virginia Street
Milwaukee, WI 53204

Joel H. Hammer            Vice President
70 Pine Street
New York, NY 10270

D. Leigh Harrington       Vice President
2929 Allen Parkway
Houston, TX 77019

Keith C. Honig            Vice President
1999 Avenue of the Stars
Los Angeles, CA 90067

Stephen D. Howard         Vice President
2727-A Allen Parkway
Houston, TX 77019

Janna M. Hubble           Vice President
2929 Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH DEPOSITOR
BUSINESS ADDRESS          AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------        ----------------------------------------------------

Donald E. Huffner         Vice President and Real Estate Investment Officer
70 Pine Street
New York, NY 10270

Walter P. Irby            Vice President and Chief Financial Officer-Specialty
2929 Allen Parkway        Marketing Group
Houston, TX 77019

Sharla A. Jackson         Vice President
205 E. 10/th/ Avenue
Amarillo, TX 79101

Michael J. Krugel         Vice President
1200 N. Mayfair Road
Milwaukee, WI 53226

Robert J. Ley             Vice President
1200 N. Mayfair Road
Milwaukee, WI 53226

Gwendolyn J. Mallett      Vice President
2727 Allen Parkway
Houston, TX 77019

W. Larry Mask             Vice President, Real Estate Investment Officer and
2929 Allen Parkway        Assistant Secretary
Houston, TX 77019

Melvin C. McFall          Vice President
2727-A Allen Parkway
Houston, TX 77019

Beverly A. Meyer          Vice President
750 West Virginia Street
Milwaukee, WI 53204

Candace A. Michael        Vice President
2727 Allen Parkway
Houston, TX 77019

Anne K. Milio             Vice President
2727 Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH DEPOSITOR
BUSINESS ADDRESS          AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------        ----------------------------------------------------

Sylvia A. Miller          Vice President
3051 Hollis Drive
Springfield, IL 62704

Michael R. Murphy         Vice President
750 West Virginia Street
Milwaukee, WI 53204

David W. Napoli           Vice President
2727 Allen Parkway
Houston, TX 77019

Carl T. Nichols           Vice President and Medical Director
205 E. 10th Avenue
Amarillo, TX 79101

Deanna D. Osmonson        Vice President and Chief Privacy Officer
2727-A Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.      Vice President, Real Estate Investment Officer and
2929 Allen Parkway        Assistant Secretary
Houston, TX 77019

Lori J. Payne             Vice President
2929 Allen Parkway
Houston, TX 77019

Cathy A. Percival         Vice President and Medical Director
2727-A Allen Parkway
Houston, TX 77019

Andrew J. Rasey           Vice President
2727 Allen Parkway
Houston, TX 77019

Rodney E. Rishel          Vice President
American General Center
2000 American General Way
Brentwood, TN 37027

Terri Robbins             Vice President
175 Water Street
New York, NY 10038

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH DEPOSITOR
BUSINESS ADDRESS          AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------        ----------------------------------------------------

Walter J. Rudecki, Jr.    Vice President
2929 Allen Parkway
Houston, TX 77019

John Rugel                Vice President
750 West Virginia Street
Milwaukee, WI 53204

Dale W. Sachtleben        Vice President
3051 Hollis Drive
Springfield, IL 62704

Carly Sanchez             Vice President and Chief Diversity Officer
2727 Allen Parkway
Houston, TX 77019

Richard W. Scott          Vice President
70 Pine Street
New York, NY 10270

Michael C. Sibley         Vice President
Walnut Glen Tower
8144 Walnut Hill Lane
Dallas, TX 75231

T. Clay Spires            Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Dale A. Stewart           Vice President and General Auditor
2727-A Allen Parkway
Houston, TX 77019

Gregory R. Thornton       Vice President
3051 Hollis Drive
Springfield, IL 62704

Veronica Torralba         Vice President
2929 Allen Parkway
Houston, TX 77019

Sarah Van Beck            Vice President
2727-A Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH DEPOSITOR
BUSINESS ADDRESS          AMERICAN GENERAL LIFE INSURANCE COMPANY
------------------        ----------------------------------------------------

Christian D. Weiss        Vice President
3051 Hollis Drive
Springfield, IL 62704

Cynthia P. Wieties        Vice President
2929 Allen Parkway
Houston, TX 77019

Kyle L. Jennings          Secretary
2929 Allen Parkway
Houston, TX 77019

Lauren W. Jones           Chief Counsel-Product Development and Assistant
2929 Allen Parkway        Secretary
Houston, TX 77019

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). See footnotes to table below at end of Item 28. Table of subsidiaries of AIG can be found as Exhibit 21 in Form 10-K, SEC file Number 001-08787, accession number 0000950123-08-002280, filed February 28, 2008.

                              SUBSIDIARIES OF AIG

                                                                                              PERCENTAGE
                                                                                               OF VOTING
                                                                                              SECURITIES
                                                                              JURISDICTION OF   HELD BY
                                                                               INCORPORATION   IMMEDIATE
AS OF DECEMBER 31, 2007                                                       OR ORGANIZATION PARENT/(1)/
-----------------------                                                       --------------- -----------
American International Group, Inc./(2)/......................................       Delaware       /(3)/
   AIG Capital Corporation...................................................       Delaware       100
       AIG Capital India Private Limited.....................................          India     99.99/(4)/
          AIG Global Asset Management Company (India) Private Limited........          India        99/(5)/
       AIG Consumer Finance Group, Inc.......................................       Delaware       100
          AIG Bank Polska S.A................................................         Poland     99.92
          AIG Credit SA......................................................         Poland       100
          Compania Financiera Argentina S.A..................................      Argentina       100
       AIG Credit Corp.......................................................       Delaware       100
          A.I. Credit Consumer Discount Company..............................   Pennsylvania       100
          A.I. Credit Corp...................................................  New Hampshire       100
          AICCO, Inc.........................................................       Delaware       100
          AICCO, Inc.........................................................     California       100
          AIG Credit Corp. of Canada.........................................         Canada       100
          Imperial Premium Funding, Inc......................................       Delaware       100

                              SUBSIDIARIES OF AIG

                                                                                                 PERCENTAGE
                                                                                                 OF VOTING
                                                                                                 SECURITIES
                                                                                 JURISDICTION OF  HELD BY
                                                                                  INCORPORATION  IMMEDIATE
AS OF DECEMBER 31, 2007                                                          OR ORGANIZATION PARENT/(1)/
-----------------------                                                          --------------- ----------
       AIG Equipment Finance Holdings, Inc......................................      Delaware       100
          AIG Commercial Equipment Finance, Inc.................................      Delaware       100
              AIG Commercial Equipment Finance Company, Canada..................        Canada       100
          AIG Rail Services, Inc................................................      Delaware       100
       AIG Finance Holdings, Inc................................................      New York       100
          AIG Finance (Hong Kong) Limited.......................................     Hong Kong       100
       American General Finance, Inc............................................       Indiana       100
          American General Auto Finance, Inc....................................      Delaware       100
          American General Finance Corporation..................................       Indiana       100
              Merit Life Insurance Co...........................................       Indiana       100
              MorEquity, Inc....................................................        Nevada       100
                 Wilmington Finance, Inc........................................      Delaware       100
              Ocean Finance and Mortgages Limited...............................       England       100
              Yosemite Insurance Company........................................       Indiana       100
                 CommoLoCo, Inc.................................................   Puerto Rico       100
       American General Financial Services of Alabama, Inc......................      Delaware       100
       AIG Global Asset Management Holdings Corp................................      Delaware       100
          AIG Asset Management Services, Inc....................................      Delaware       100
          AIG Capital Partners, Inc.............................................      Delaware       100
          AIG Equity Sales Corp.................................................      New York       100
          AIG Global Investment Corp............................................    New Jersey       100
          AIG Global Real Estate Investment Corp................................      Delaware       100
          AIG Securities Lending Corp...........................................      Delaware       100
          Brazos Capital Management, L.P........................................      Delaware       100
       International Lease Finance Corporation..................................    California     67.23/(6)/
   AIG Egypt Insurance Company S.A.E............................................         Egypt     90.05/(7)/
   AIG Federal Savings Bank.....................................................           USA       100
   AIG Financial Advisor Services, Inc..........................................      Delaware       100
       AIG Global Investment (Luxembourg) S.A...................................    Luxembourg       100
   AIG Financial Products Corp..................................................      Delaware       100
       AIG Matched Funding Corp.................................................      Delaware       100
       Banque AIG...............................................................        France        90/(8)/
   AIG Funding, Inc.............................................................      Delaware       100
   AIG Global Trade & Political Risk Insurance Company..........................    New Jersey       100
   AIG Israel Insurance Company Ltd.............................................        Israel     50.01
   AIG Kazakhstan Insurance Company.............................................    Kazakhstan        60
AIG Life Holdings (International) LLC...........................................      Delaware       100
   AIG Star Life Insurance Co., Ltd.............................................         Japan       100
   American International Reinsurance Company, Ltd..............................       Bermuda       100
          AIG Edison Life Insurance Company.....................................         Japan        90/(9)/
          American International Assurance Company, Limited.....................     Hong Kong       100
          American International Assurance Company (Australia) Limited..........     Australia       100
          American International Assurance Company (Bermuda) Limited............       Bermuda       100
              American International Assurance Co. (Vietnam) Limited............       Vietnam       100
              Tata AIG Life Insurance Company Limited...........................         India        26

                              SUBSIDIARIES OF AIG

                                                                                                 PERCENTAGE
                                                                                                 OF VOTING
                                                                                                 SECURITIES
                                                                                 JURISDICTION OF  HELD BY
                                                                                  INCORPORATION  IMMEDIATE
AS OF DECEMBER 31, 2007                                                          OR ORGANIZATION PARENT/(1)/
-----------------------                                                          --------------- ----------
          Nan Shan Life Insurance Company, Ltd..................................         Taiwan    95.27
AIG Life Holdings (US), Inc.....................................................          Texas      100
       AGC Life Insurance Company...............................................       Missouri      100
          AIG Annuity Insurance Company.........................................          Texas      100
          AIG Life Holdings (Canada), ULC.......................................         Canada      100
              AIG Assurance Canada..............................................         Canada      100
              AIG Life Insurance Company of Canada..............................         Canada      100
          AIG Life of Bermuda, Ltd..............................................        Bermuda      100
          AIG Life Insurance Company............................................       Delaware      100
          American General Life and Accident Insurance Company..................      Tennessee      100
              Volunteer Vermont Holdings, LLC...................................        Vermont      100
                 Volunteer Vermont Reinsurance Company..........................        Vermont      100
          American General Life Insurance Company...............................          Texas      100
              AIG Enterprise Services, LLC......................................       Delaware      100
              American General Annuity Service Corporation......................          Texas      100
              American General Life Companies, LLC..............................       Delaware      100
              The Variable Annuity Life Insurance Company.......................          Texas      100
                 AIG Retirement Services Company................................          Texas      100
          American International Life Assurance Company of New York.............       New York      100
          American General Bancassurance Services, Inc..........................       Illinois      100
          American General Property Insurance Company...........................      Tennessee    51.85/(10)/
              American General Property Insurance Company of Florida............        Florida      100
   The United States Life Insurance Company in the City of New York.............       New York      100
American General Assurance Company..............................................       Illinois      100
   American General Indemnity Company...........................................       Illinois      100
   American General Investment Management Corporation...........................       Delaware      100
   American General Realty Investment Corporation...............................          Texas      100
   Knickerbocker Corporation....................................................          Texas      100
AIG Life Insurance Company of Puerto Rico.......................................    Puerto Rico      100
AIG Life Insurance Company (Switzerland) Ltd....................................    Switzerland      100
AIG Liquidity Corp..............................................................       Delaware      100
AIG Privat Bank AG..............................................................    Switzerland      100
AIG Property Casualty Group, Inc................................................       Delaware      100
   AIG Commercial Insurance Group, Inc..........................................       Delaware      100
          AIG Aviation, Inc.....................................................        Georgia      100
          AIG Casualty Company..................................................   Pennsylvania      100
          AIG Risk Management, Inc..............................................       New York      100
          AIU Insurance Company.................................................       New York       52/(11)/
              AIG General Insurance Company China Limited.......................          China      100
              AIG General Insurance (Taiwan) Co., Ltd...........................         Taiwan      100
          American Home Assurance Company.......................................       New York      100
              AIG General Insurance (Malaysia) Berhad...........................       Malaysia      100
              AIG Hawaii Insurance Company, Inc.................................         Hawaii      100
                 American Pacific Insurance Company, Inc........................         Hawaii      100
              American International Realty Corp................................       Delaware     31.5/(12)/
              Pine Street Real Estate Holdings Corp.............................  New Hampshire    31.47/(13)/

                              SUBSIDIARIES OF AIG

                                                                                               PERCENTAGE
                                                                                               OF VOTING
                                                                                               SECURITIES
                                                                               JURISDICTION OF  HELD BY
                                                                                INCORPORATION  IMMEDIATE
AS OF DECEMBER 31, 2007                                                        OR ORGANIZATION PARENT/(1)/
-----------------------                                                        --------------- ----------
          Transatlantic Holdings, Inc.........................................       Delaware    33.24/(14)/
              Transatlantic Reinsurance Company...............................       New York      100
              Putnam Reinsurance Company......................................       New York      100
              Trans Re Zurich.................................................    Switzerland      100
   American International Surplus Lines Agency, Inc...........................     New Jersey      100
   Audubon Insurance Company..................................................      Louisiana      100
          Agency Management Corporation.......................................      Louisiana      100
              The Gulf Agency, Inc............................................        Alabama      100
          Audubon Indemnity Company...........................................    Mississippi      100
   Commerce and Industry Insurance Company....................................       New York      100
       American International Insurance Company...............................       New York       50/(15)/
          AIG Advantage Insurance Company.....................................      Minnesota      100
          American International Insurance Company of California, Inc.........     California      100
          American International Insurance Company of New Jersey..............     New Jersey      100
   Commerce and Industry Insurance Company of Canada..........................         Canada      100
   The Insurance Company of the State of Pennsylvania.........................   Pennsylvania      100
   Landmark Insurance Company.................................................     California      100
   National Union Fire Insurance Company of Pittsburgh, Pa....................   Pennsylvania      100
       AIG Domestic Claims, Inc...............................................       Delaware      100
       American International Specialty Lines Insurance Company...............       Illinois       70/(16)/
       Lexington Insurance Company............................................       Delaware       70/(17)/
          AIG Centennial Insurance Company....................................   Pennsylvania      100
          AIG Auto Insurance Company of New Jersey............................     New Jersey      100
          AIG Preferred Insurance Company.....................................   Pennsylvania      100
          AIG Premier Insurance Company.......................................   Pennsylvania      100
          AIG Indemnity Insurance Company.....................................   Pennsylvania      100
          JI Accident & Fire Insurance Company, Ltd...........................          Japan       50
       National Union Fire Insurance Company of Louisiana.....................      Louisiana      100
       National Union Fire Insurance Company of Vermont.......................        Vermont      100
       21st Century Insurance Group...........................................       Delaware       32/(18)/
          21st Century Casualty Company.......................................     California      100
          21st Century Insurance Company......................................     California      100
          21st Century Insurance Company of the Southwest.....................          Texas      100
       AIG Excess Liability Insurance Company Ltd.............................       Delaware      100
          AIG Excess Liability Insurance International Limited................        Ireland      100
   New Hampshire Insurance Company............................................   Pennsylvania      100
       AI Network Corporation.................................................       Delaware      100
       AIG Europe, S.A........................................................         France    70.48/(19)/
       American International Pacific Insurance Company.......................       Colorado      100
       American International South Insurance Company.........................   Pennsylvania      100
       Granite State Insurance Company........................................   Pennsylvania      100
       Illinois National Insurance Co.........................................       Illinois      100
       New Hampshire Indemnity Company, Inc...................................   Pennsylvania      100
          AIG National Insurance Company, Inc.................................       New York      100
       New Hampshire Insurance Services, Inc..................................  New Hampshire      100

                              SUBSIDIARIES OF AIG

                                                                                                 PERCENTAGE
                                                                                                 OF VOTING
                                                                                                 SECURITIES
                                                                                 JURISDICTION OF  HELD BY
                                                                                  INCORPORATION  IMMEDIATE
AS OF DECEMBER 31, 2007                                                          OR ORGANIZATION PARENT/(1)/
-----------------------                                                          --------------- ----------
       Risk Specialists Companies, Inc..........................................       Delaware      100
       HSB Group, Inc...........................................................       Delaware      100
       The Hartford Steam Boiler Inspection and Insurance Company...............    Connecticut      100
       The Hartford Steam Boiler Inspection and Insurance Company of............
       Connecticut..............................................................    Connecticut      100
       HSB Engineering Insurance Limited........................................        England      100
          The Boiler Inspection and Insurance Company of Canada.................         Canada      100
       United Guaranty Corporation.............................................. North Carolina    36.31/(20)/
       A.I.G. Mortgage Holdings Israel, Ltd.....................................         Israel    87.32
          E.M.I. - Ezer Mortgage Insurance Company, Ltd.........................         Israel      100
       AIG United Guaranty Agenzia Di Assirazione S.R.L.........................          Italy      100
       AIG United Guaranty Insurance (Asia) Limited.............................      Hong Kong      100
       AIG United Guaranty Mexico, S.A..........................................         Mexico      100
       AIG United Guaranty Mortgage Insurance Company Canada....................         Canada      100
       AIG United Guaranty Re, Ltd..............................................        Ireland      100
       United Guaranty Insurance Company........................................ North Carolina      100
       United Guaranty Mortgage Insurance Company............................... North Carolina      100
       United Guaranty Mortgage Insurance Company of North Carolina............. North Carolina      100
       United Guaranty Partners Insurance Company...............................        Vermont      100
          United Guaranty Residential Insurance Company......................... North Carolina    75.03/(21)/
          United Guaranty Credit Insurance Company.............................. North Carolina      100
          United Guaranty Commercial Insurance Company of North Carolina........ North Carolina      100
          United Guaranty Mortgage Indemnity Company............................ North Carolina      100
       United Guaranty Residential Insurance Company of North Carolina.......... North Carolina      100
       United Guaranty Services, Inc............................................ North Carolina      100
       AIG Marketing, Inc.......................................................       Delaware      100
       American International Insurance Company of Delaware.....................       Delaware      100
Hawaii Insurance Consultants, Ltd...............................................         Hawaii      100
   AIG Retirement Services, Inc.................................................       Delaware      100
   SunAmerica Life Insurance Company............................................        Arizona      100
   SunAmerica Investments, Inc..................................................        Georgia       70/(22)/
       AIG Advisor Group, Inc...................................................       Maryland      100
          AIG Financial Advisors, Inc...........................................       Delaware      100
          Advantage Capital Corporation.........................................       New York      100
          American General Securities Incorporated..............................          Texas      100
          FSC Securities Corporation............................................       Delaware      100
          Royal Alliance Associates, Inc........................................       Delaware      100
   AIG SunAmerica Life Assurance Company........................................        Arizona      100
       AIG SunAmerica Asset Management Corp.....................................       Delaware      100
          AIG SunAmerica Capital Services, Inc..................................       Delaware      100
   First SunAmerica Life Insurance Company......................................       New York      100
   AIG Global Services, Inc.....................................................  New Hampshire      100
   AIG Trading Group Inc........................................................       Delaware      100
   AIG International Inc........................................................       Delaware      100

                              SUBSIDIARIES OF AIG

                                                                                                         PERCENTAGE
                                                                                                         OF VOTING
                                                                                                         SECURITIES
                                                                                      JURISDICTION OF     HELD BY
                                                                                       INCORPORATION     IMMEDIATE
AS OF DECEMBER 31, 2007                                                               OR ORGANIZATION    PARENT/(1)/
-----------------------                                                             -------------------- ----------
          AIU Holdings LLC.........................................................             Delaware     100
          AIG Central Europe & CIS Insurance Holdings Corporation..................             Delaware     100
          AIG Bulgaria Insurance and Reinsurance Company EAD.......................             Bulgaria     100
          AIG Czech Republic pojistovna, a.s.......................................       Czech Republic     100
          AIG Memsa Holdings, Inc..................................................             Delaware     100
          AIG Hayleys Investment Holdings (Private) Ltd............................            Sri Lanka      80
              Hayleys AIG Insurance Company Limited................................            Sri Lanka     100
          AIG Iraq, Inc............................................................             Delaware     100
          AIG Lebanon S.A.L........................................................              Lebanon     100
          AIG Libya, Inc...........................................................             Delaware     100
          AIG Sigorta A.S..........................................................               Turkey     100
          Tata AIG General Insurance Company Limited...............................                India      26
          AIU Africa Holdings, Inc.................................................             Delaware     100
          AIG Kenya Insurance Company Limited......................................                Kenya   66.67
          AIU North America, Inc...................................................             New York     100
          American International Underwriters Corporation..........................             New York     100
American International Underwriters Overseas, Ltd..................................              Bermuda     100
   A.I.G. Colombia Seguros Generales S.A...........................................             Colombia      94/(23)/
   AIG Brasil Companhia de Seguros S.A.............................................               Brazil      50
   AIG Europe (Ireland) Limited....................................................              Ireland     100
   AIG General Insurance (Thailand) Ltd............................................             Thailand     100
   AIG General Insurance (Vietnam) Company Limited.................................              Vietnam     100
   AIG MEMSA Insurance Company Limited............................................. United Arab Emirates     100
   AIG UK Holdings Limited.........................................................              England    82.8/(24)/
          AIG Germany Holding GmbH.................................................              Germany     100
              Wurttembergische und Badische Versicherungs-AG.......................              Germany     100
                 DARAG Deutsche Versicherungs-und Ruckversicherungs-
                   Aktiengesellschaft..............................................              Germany     100
          AIG UK Financing Limited.................................................              England     100
              AIG UK Sub Holdings Limited..........................................              England     100
                 AIG UK Limited....................................................              England     100
                 AIG UK Services Limited...........................................              England     100
   AIG Takaful - Enaya B.S.C.......................................................              Bahrain     100
   American International Insurance Company of Puerto Rico.........................          Puerto Rico     100
   Arabian American Insurance Company (Bahrain) E.C................................              Bahrain     100
   La Meridional Compania Argentina de Seguros S.A.................................            Argentina     100
   La Seguridad de Centroamerica Compania de Seguros S.A...........................            Guatemala     100
   Richmond Insurance Company Limited..............................................              Bermuda     100
   Underwriters Adjustment Company, Inc............................................               Panama     100
American Life Insurance Company....................................................             Delaware     100
   AIG Life Bulgaria Zhivotozastrahovatelna Druzhestvo .A.D........................             Bulgaria     100
   ALICO, S.A......................................................................               France     100
   First American Polish Life Insurance and Reinsurance Company, S.A...............               Poland     100
   Inversiones Interamericana S.A..................................................                Chile   99.99

                              SUBSIDIARIES OF AIG

                                                                                       PERCENTAGE
                                                                                       OF VOTING
                                                                       JURISDICTION OF SECURITIES
                                                                       INCORPORATION0   HELD BY
                                                                             OR        IMMEDIATE
AS OF DECEMBER 31, 2007                                                 ORGANIZATION   PARENT/(1)/
-----------------------                                                --------------- ----------
       Pharaonic American Life Insurance Company......................         Egypt     74.87/(25)/
       Unibanco AIG Seguros S.A.......................................        Brazil     46.06/(26)/
   American Security Life Insurance Company, Ltd......................  Lichtenstein       100
   Delaware American Life Insurance Company...........................      Delaware       100
   Mt. Mansfield Company, Inc.........................................       Vermont       100
   The Philippine American Life and General Insurance Company.........   Philippines     99.78
       Pacific Union Assurance Company................................    California       100
       Philam Equitable Life Assurance Company, Inc...................   Philippines        95
       Philam Insurance Company, Inc..................................   Philippines       100

--------
(1) Percentages include directors' qualifying shares.

(2) All subsidiaries listed are consolidated in the financial statements of AIG as filed in its Form 10-K on February 28, 2008. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

(3) The common stock is owned approximately 14.1 percent by C.V. Starr & Co., Inc., Edward E. Matthews, Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, Starr International Company, Inc., The Maurice R. Greenberg and Corinne P. Greenberg Family Foundation, Inc. and the Universal Foundation, Inc.

(4) Also owned 0.01 percent by AIG Global Investment Corp.

(5) Also owned 1 percent by AIG Capital Corporation.

(6) Also owned 32.77 percent by National Union Fire Insurance Company of Pittsburgh, Pa.

(7) Also owned 4.69 percent by AIG Memsa Holdings, Inc.

(8) Also owned 10 percent by AIG Matched Funding Corp.

(9) Also owned 10 percent by a subsidiary of American Life Insurance Company.

(10)Also owned 48.15 percent by American General Life and Accident Insurance Company.

(11)Also owned 8 percent by The Insurance Company of the State of Pennsylvania, 32 percent by National Union Fire Insurance Company of the Pittsburgh, Pa., and 8 percent by AIG Casualty Company.

(12)Also owned by 11 other AIG subsidiaries.

(13)Also owned by 11 other AIG subsidiaries.

(14)Also owned 25.78 percent by AIG.

(15)Also owned 25 percent by American Home Assurance Company and 25 percent by AIU Insurance Company.

(16)Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

(17)Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

(18)Also owned 16.3 percent by American Home Assurance Company, 31.1 percent by Commerce and Industry Insurance Company and 20.6 percent by New Hampshire Insurance Company.

(19)100 percent held together with AIG companies.

(20)Also owned 45.88 percent by National Union Fire Insurance Company of Pittsburgh, Pa., 16.95 percent by New Hampshire Insurance Company and 0.86 percent by The Insurance Company of the State of Pennsylvania.

(21)Also owned 24.97 percent by United Guaranty Residential Insurance Company of North Carolina.

(22)Also owned 30 percent by AIG Retirement Services, Inc.

(23)Also owned 3.24 percent by American International Underwriters de Colombia Ltd.

(24)Also owned 5.6 percent by American International Company, Limited, 2.5 percent by AIG Europe (Ireland) Ltd., 8.5 percent by American International Underwriters Overseas Association and 0.6 percent by New Hampshire Insurance Company.

(25)Also owned 7.5 percent by AIG Egypt Insurance Company.

(26)Also owned 0.92 percent by American International Underwriters Overseas,
    Ltd.

The Registrant is a separate account of American General Life Insurance Company (Depositor).

ITEM 29. INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Except as otherwise required by applicable law:

(a) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or on behalf of the company) by reason of the fact that he is or was director, officer, or employee or agent of the company, or is or was serving at the request of the company as director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding; provided that he (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company; and, (2) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

(b) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or on behalf of the company to procure a judgment in the company's favor, by reason of the fact that he is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company or enterprise, against expenses (including attorney's fees), judgments and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding; provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company unless and only to the extent that the court in which such action, suit or proceeding was brought or any other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

(c) To the extent that a director, officer, or employee or agent of the company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) above (unless ordered by a court or made pursuant to a determination by a court as hereinafter provided) shall be made by the company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances and he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board by a majority of a quorum consisting of directors who were not parties to such action, suit or proceeding (disinterested), or (2) by a committee of disinterested directors designated by majority vote of disinterested directors, even though less than a quorum, or
(3) by independent legal counsel in a written opinion, and such legal counsel was selected by a majority vote of a quorum of the disinterested directors, or
(4) by the stockholders. In the absence of a determination that indemnification is proper, the director, officer or employee may apply to the court conducting the proceeding or another court of competent jurisdiction which shall determine whether the director, officer, employee or agent has met the applicable standard of conduct set forth in paragraphs (a) and (b). If the court shall so determine, indemnification shall be made under paragraph (a) or (b) as the case may be.

(e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the company in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the manner provided in paragraph (d) upon receipt of a written instrument acceptable to the Board by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the company as authorized in this section.

(f) The indemnification provided by the company's By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit or the heirs, executors and administrators of such a person.

(g) The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, or enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the company would have the power to indemnify him against such liability under the provisions of the company's By-Laws.

ITEM 30. PRINCIPAL UNDERWRITERS

(a) Other Activity. Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for American General Life Insurance Company Separate Account A, American General Life Insurance Company Separate Account D, American General Life Insurance Company Separate Account VA-1 and American General Life Insurance Company Separate Account VA-2, which all offer interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for American General Life Insurance Company Separate Account VUL and American General Life Insurance Company Separate Account VUL-2, which both offer interests in flexible premium variable life insurance policies. American General Equity Services Corporation also acts as principal underwriter for certain other separate accounts of American General Life Insurance Company affiliates.

(b) Management.

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS          AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------        ----------------------------------------------------

Matthew E. Winter         Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Mark R. McGuire           Director and Senior Vice President
2727 Allen Parkway
Houston, TX 77019

David W. O'Leary          Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Kyle L. Jennings          Executive Vice President and General Counsel
2929 Allen Parkway
Houston, TX 77019

Larry Blews               Vice President and Chief Compliance Officer
2727-A Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.    Vice President
2727-A Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL        POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS          AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------        ----------------------------------------------------

Deanna D. Osmonson        Vice President and Anti-Money Laundering Compliance
2727 Allen Parkway        Officer
Houston, TX 77019

T. Clay Spires            Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Rhonda Washington         Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

Kyle L. Jennings          Secretary
2929 Allen Parkway
Houston, TX 77019

Amy Marie Cinquegrana     Assistant Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones           Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Ann Wohn                  Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming           Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore          Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

(c) Compensation From the Registrant.

                                                   NET UNDERWRITING  COMPENSATION ON EVENTS
NAME OF PRINCIPAL                                   DISCOUNTS AND   OCCASIONING THE DEDUCTION  BROKERAGE     OTHER
UNDERWRITER                                          COMMISSIONS    OF A DEFERRED SALES LOAD  COMMISSIONS COMPENSATION
-----------------                                  ---------------- ------------------------- ----------- ------------
American General Equity Services Corporation......        0                     0                  0           0

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at 3051 Hollis Drive, Springfield, Illinois 62704.

ITEM 32. MANAGEMENT SERVICES

Not applicable.

ITEM 33. FEE REPRESENTATION

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

                              POWERS OF ATTORNEY

   Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Gary W. Parker and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 2nd day of December, 2008.


                                        AMERICAN GENERAL LIFE INSURANCE COMPANY
                                        SEPARATE ACCOUNT VL-R
                                        (Registrant)

                                   BY:  AMERICAN GENERAL LIFE INSURANCE COMPANY
                                        (On behalf of the Registrant and itself)

                                   BY:  ROBERT F. HERBERT, JR.
                                        ----------------------------------------
                                        ROBERT F. HERBERT, JR.
                                        SENIOR VICE PRESIDENT,
                                        TREASURER AND CONTROLLER

                                    AGL - 1

   Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                        Title                        Date
---------                        -----                        ----

RODNEY O. MARTIN, JR.
-------------------------------  Director and Chairman        December 2, 2008
RODNEY O. MARTIN, JR.            of the Board of Directors

MATTHEW E. WINTER
-------------------------------  Director, President and      December 2, 2008
MATTHEW E. WINTER                Chief Executive Officer

MARY JANE B. FORTIN
-------------------------------  Director, Executive          December 2, 2008
MARY JANE B. FORTIN              Vice President and
                                 Chief Financial Officer

M. BERNARD AIDINOFF
-------------------------------  Director                     December 2, 2008
M. BERNARD AIDINOFF

DAVID R. ARMSTRONG
-------------------------------  Director                     December 2, 2008
DAVID R. ARMSTRONG

DAVID L. HERZOG
-------------------------------  Director                     December 2, 2008
DAVID L. HERZOG

RICHARD A. HOLLAR
-------------------------------  Director                     December 2, 2008
RICHARD A. HOLLAR

ROYCE G. IMHOFF II
-------------------------------  Director                     December 2, 2008
ROYCE G. IMHOFF II

                                    AGL - 2

Signature                        Title                        Date
---------                        -----                        ----

DAVID W. O'LEARY
-------------------------------  Director                     December 2, 2008
DAVID W. O'LEARY

GARY D. REDDICK
-------------------------------  Director                     December 2, 2008
GARY D. REDDICK

CHRISTOPHER J. SWIFT
-------------------------------  Director                     December 2, 2008
CHRISTOPHER J. SWIFT

JAMES W. WEAKLEY
-------------------------------  Director                     December 2, 2008
JAMES W. WEAKLEY

                                    AGL - 3

                                 EXHIBIT INDEX

ITEM 26. EXHIBITS


 (d)(1) Specimen Form of "Survivor Advantage/SM/" Flexible Premium Variable Universal Life Insurance Policy, Policy Form No. 08921.

 (e)(4) Specimen Form of Variable Universal Life Insurance Supplemental Application, Form No. AGLC103302-2008.

 (e)(5)     Specimen Form of Service Request Form, Form No. AGLC103382.

 (h)(1)(e) Form of Amendment No. 13 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., Invesco Aim Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Equity Services Corporation.

 (h)(6)(b) Form of Amendment No. 3 to Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company.

 (h)(7)(d) Form of Amendment No. 5 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc.

 (h)(8)(b) Form of Fund/SERV Amendment to Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II dated as of October 1, 2007.

 (h)(8)(c) Form of Amendment No. 3 to Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II effective as of October 1, 2007.

 (h)(10)(b) Form of Amendment No. 9 to Fund Participation Agreement by and
            between American General Life Insurance Company and Janus Aspen Series.

 (h)(11)(c) Form of Amendment No. 15 to Participation Agreement by and among
            MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company.

 (h)(13)(b) Form of Amendment No. 5 to Participation Agreement by and among
            American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc.

 (h)(15)(b) Form of Amendment No. 4 to Participation Agreement by and among
            Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc.

 (h)(15)(c) Form of Amendment No. 5 to Participation Agreement by and Among
            Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc.

 (h)(16)(b) Form of Amendment No. 3 to Participation Agreement Among Putnam
            Variable Trust, Putnam Mutual Funds Corp. and American General Life Insurance Company dated October 1, 2007.

 (h)(18)(f) Form of Amendment Ten to Participation Agreement by and between
            The Variable Annuity Life Insurance Company, AIG Retirement Company I (formerly VALIC Company I), American General Equity Services Corporation and American General Life Insurance Company.

 (h)(19)(e) Form of Amendment No. 15 to Amended and Restated Participation
            Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Equity Services Corporation.

 (h)(20)(b) Form of Sixth Amendment to Participation Agreement by and between
            Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company.

 (h)(27)(c) Form of Amendment No. 8 to Administrative Services Agreement by
            and among American General Life Insurance Company and Franklin Templeton Services, LLC.

 (h)(32)(c) Form of Amendment No. 5 to Administrative Services Agreement by
            and among American General Life Insurance Company and
            OppenheimerFunds, Inc.

 (h)(36)(b) Form of Amendment No. 7 to Administrative Services Agreement by
            and between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company.

 (h)(37)(b) Form of Amendment No. 9 to Administrative Services Agreement
            between Van Kampen Asset Management Inc. and American General Life Insurance Company.

 (k)(1) Opinion and Consent of Lauren W. Jones, Esq., Chief Counsel of American General Life Companies, LLC.

 (l)(1) Opinion and Consent of American General Life Insurance Company's actuary.

 (n)(1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.